Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited

239 Alexandra Road
Singapore 159930

Tel (65) 6473 3122
Fax (65) 6475 7088
www.jcclgroup.com

04054062

10 December 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

By Courier

Dear Sir /Madam

Re: Exemption No. 82-3163
Issuer: ~~Jardine Cycle & Carriage Limite~~d
(~~formerly known a~~s Cycle & Carriage Limited)

The attached materials are being furnished to the Securities and Exchange Commission pursuant to exemption No. 82-3163 granted to Jardine Cycle & Carriage Limited (formerly known as Cycle & Carriage Limited) under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned (@ Tel: 65-64708108/Fax: 65-64757088) if you have any questions.

dlw 1/4

For and on behalf of
Jardine Cycle Carriage Limited

HO YENG TAT
Group Company Secretary

Encl.

RECORD OF ANNOUNCEMENTS RELEASED
FILE 6 (1 June 2004 till present)

No.	Date	Description
237	01-Jun-04	Notice of Change in Percentage Level of Substantial Shareholder's Interest (EPF)
238	04-Jun-04	Notice of Change of Director's Interest (Philip Eng)
239	04-Jun-04	Jardine Cycle & Carriage increases shareholdings in PT Astra International Tbk
240	07-Jun-04	Jardine Cycle & Carriage increases shareholdings in PT Astra International Tbk
241	09-Jun-04	Jardine Cycle & Carriage increases shareholdings in PT Astra International Tbk
242	11-Jun-04	Notice of Change of Director's Interest (Philip Eng)
243	18-Jun-04	Notice of Change of Director's Interest (Philip Eng)
244	21-Jun-04	Notice of Change in Percentage Level of Substantial Shareholder's Interest (JSH)
245	23-Jun-04	Notice of Change in Percentage Level of Substantial Shareholder's Interest (JSS)
246	05-Jul-04	Jardine Cycle & Carriage Limited Scrip Dividend Scheme - Allotment & Issue of Shares
247	07-Jul-04	Notice of Change of Director's Interest (Philip Eng)
248	14-Jul-04	Cycle & Carriage extends exclusive dealership of Mercedes-Benz vehicles
249	16-Jul-04	Notice of change in the percentage level of a substantial shareholder's interest (Jardine)
250	23-Jul-04	Standard Chartered and Astra partnership to bid for Bank Permata
251	29-Jul-04	First Half 2004 Profit Announcement of PT Tunas Ridean Tbk
252	30-Jul-04	First Half 2004 Consolidated Financial Statements of PT Astra International Tbk
253	02-Aug-04	Second Quarter 2004 Report of Cycle & Carriage Bintang Berhad
254	03-Aug-04	2004 Half Year Results Announcement ("JC&C")
255	03-Aug-04	JC&C Interim Dividend (1) Scrip Election (2) S$ Currency Election (3) Books Closure
256	03-Aug-04	Sale of Office Building by Subsidiary (ie. 78 Shenton Way by MCL Land)
257	06-Aug-04	Notice of Change of Director's Interest (Neville Venter)
258	06-Aug-04	Notice of Change of Director's Interest (Philip Eng)
259	13-Aug-04	Notice of Substantial Shareholder's Cessation of Interests (JSMI)
260	13-Aug-04	Notice of Substantial Shareholder's Change in Interest (JSS)
261	13-Aug-04	Notice of Change of Director's Interest (Philip Eng)
262	13-Aug-04	Notice of Change of Director's Interest (Neville Venter)
263	17-Aug-04	Notice of Change of Director's Interest (Philip Eng)
264	23-Aug-04	JC&C Scrip Dividend Scheme - Issue price of new shares
265	24-Aug-04	Notice of Change of Director's Interest (Neville Venter)
266	27-Aug-04	Notice of Change of Director's Interest (Neville Venter)
267	03-Sep-04	JC&C Scrip Dividend Scheme - Despatch of [1] Scrip Election Notices [2] S$ Currency Election Notices
268	09-Sep-04	JC&C increases shareholding in its subsidiary, MCL Land
269	13-Sep-04	Notice of Substantial Shareholder's Change in Interest (JSS) & (Jardine Group)
270	05-Oct-04	Incorporation of new subsidiary in Thailand
271	06-Oct-04	JC&C increases shareholding in PT Astra International Tbk
272	07-Oct-04	JC&C increases shareholding in PT Astra International Tbk
273	08-Oct-04	JC&C increases shareholding in PT Astra International Tbk
274	08-Oct-04	JC&C Scrip Dividend - Allotment & Issue of Shares
275	08-Oct-04	Notice of Change of Director's Interest (Philip Eng)

RECORD OF ANNOUNCEMENTS RELEASED
FILE 6 (1 June 2004 till present)

No.	Date	Description
277	13-Oct-04	JC&C increases shareholding in PT Astra International Tbk
278	13-Oct-04	PT Astra International Tbk's Announcement of Interim Dividend 2004
279	14-Oct-04	JC&C increases shareholding in PT Astra International Tbk
280	15-Oct-04	JC&C increases shareholding in PT Astra International Tbk
281	15-Oct-04	Standard Chartered and Astra Consortium signed agreement to acquire 51% controlling interest in Bank Permata
282	18-Oct-04	JC&C increases shareholding in PT Astra International Tbk
283	19-Oct-04	JC&C increases shareholding in PT Astra International Tbk
284	20-Oct-04	JC&C increases shareholding in PT Astra International Tbk
285	21-Oct-04	JC&C increases shareholding in PT Astra International Tbk
286	22-Oct-04	JC&C increases shareholding in PT Astra International Tbk
287	25-Oct-04	JC&C increases shareholding in PT Astra International Tbk
288	26-Oct-04	JC&C increases shareholding in PT Astra International Tbk
289	27-Oct-04	JC&C increases shareholding in PT Astra International Tbk
290	29-Oct-04	Third quarter 2004 report of Cycle & Carriage Bintang Berhad
291	29-Oct-04	9 months 2004 financial results of PT Astra International Tbk
292	29-Oct-04	9 months 2004 financial results of PT Tunas Ridean
293	04-Nov-04	JC&C Third Quarter 2004 Financial Statements and Dividend Announcement
294	05-Nov-04	PT Astra International Tbk signs revolving credit facility with a syndicate of banks
295	10-Nov-04	Notice of change of substantial shareholder's interest (Jardine Strategic Singapore Pte Ltd)
296	12-Nov-04	Standard Chartered and PT Astra International Consortium Concludes 51% Acquisition of Bank Permata
297	22-Nov-04	JC&C announces management changes
298	22-Nov-04	Appointment of Group Managing Director (Adam Phillip Charles Keswick)
299	23-Nov-04	JC&C increases shareholding in PT Astra International Tbk
300	24-Nov-04	JC&C increases shareholding in PT Astra International Tbk
301	25-Nov-04	JC&C increases shareholding in PT Tunas Ridean Tbk
302	25-Nov-04	JC&C increases shareholding in PT Astra International Tbk
303	26-Nov-04	JC&C increases shareholding in PT Astra International Tbk
304	30-Nov-04	JC&C increases shareholding in PT Astra International Tbk
305	01-Dec-04	JC&C increases shareholding in PT Astra International Tbk
306	02-Dec-04	JC&C increases shareholding in PT Astra International Tbk
307	07-Dec-04	JC&C increases shareholding in PT Astra International Tbk
308	08-Dec-04	JC&C increases shareholding in PT Astra International Tbk
309	09-Dec-04	JC&C increases shareholding in PT Astra International Tbk
310	10-Dec-04	JC&C increases shareholding in PT Astra International Tbk
311		
312		
313		
314		
315		

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Dear **Ho Yeng Tat** ,

Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00007**
Broadcast Status	PUBLISHED
Broadcast Date & Time	10-Dec-2004 12:37:50
Submission Date & Time	10-Dec-2004 12:37:45
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: JARDINE CYCLE & CARRIAGE INCREASES SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK
Announcement Category	MISCELLANEOUS

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Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	10-Dec-2004 12:37:50
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
Description	Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 9 December 2004 purchased from the market 8,473,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR9,661 per share for a total consideration of IDR81.9 billion (approximately US$8.9 million). The additional shares increased JC&C's shareholding in Astra from 46.78% to 46.99%. None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.
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Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00006**
Broadcast Status	PUBLISHED
Broadcast Date & Time	09-Dec-2004 12:39:27
Submission Date & Time	09-Dec-2004 12:39:23
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: JARDINE CYCLE & CARRIAGE INCREASES SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK
Announcement Category	MISCELLANEOUS

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

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Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	09-Dec-2004 12:39:27
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Description

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 8 December 2004 purchased from the market 9,757,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR9,857 per share for a total consideration of IDR96.2 billion (approximately US$10.5 million).

The additional shares increased JC&C's shareholding in Astra from 46.54% to 46.78%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

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Announcement Submission : Acknowledgement Page

Dear **Ho Yeng Tat** ,

Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00006**
Broadcast Status	PUBLISHED
Broadcast Date & Time	08-Dec-2004 12:39:00
Submission Date & Time	08-Dec-2004 12:38:56
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: JARDINE CYCLE & CARRIAGE INCREASES SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK
Announcement Category	MISCELLANEOUS

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

308

Ok

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Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	08-Dec-2004 12:39:00
Announcement No.	00006

>> Announcement Details
The details of the announcement start here ...

Announcement Title * Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Description

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 7 December 2004 purchased from the market 3,534,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR9,573 per share for a total consideration of IDR33.8 billion (approximately US$3.7 million).

The additional shares increased JC&C's shareholding in Astra from 46.45% to 46.54%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

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Total size = **0**
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Announcement Submission : Acknowledgement Page

Dear **Ho Yeng Tat** ,

Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00006**
Broadcast Status	PUBLISHED
Broadcast Date & Time	07-Dec-2004 12:39:49
Submission Date & Time	07-Dec-2004 12:39:45
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: JARDINE CYCLE & CARRIAGE INCREASES SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK
Announcement Category	MISCELLANEOUS

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

307

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	07-Dec-2004 12:39:49
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Description

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 6 December 2004 purchased from the market 970,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR9,333 per share for a total consideration of IDR9 billion (approximately US$999,000).

The additional shares increased JC&C's shareholding in Astra from 46.42% to 46.45%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Attachments:

Total size = **0**
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Announcement Submission : Acknowledgement Page

Dear **Ho Yeng Tat** ,

Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00019**
Broadcast Status	PUBLISHED
Broadcast Date & Time	02-Dec-2004 12:38:46
Submission Date & Time	02-Dec-2004 12:38:42
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: JARDINE CYCLE & CARRIAGE INCREASES SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK
Announcement Category	MISCELLANEOUS

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

Ok

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	02-Dec-2004 12:38:46
Announcement No.	00019

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Description

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 1 December 2004 purchased from the market 5,667,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR8,997 per share for a total consideration of IDR51.0 billion (approximately US$5.6 million).

The additional shares increased JC&C's shareholding in Astra from 46.28% to 46.42%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Attachments: Total size = **0**
(2048K size limit recommended)

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Announcement Submission : Acknowledgement Page

Dear **Ho Yeng Tat** ,

Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00010**
Broadcast Status	PUBLISHED
Broadcast Date & Time	01-Dec-2004 12:36:49
Submission Date & Time	01-Dec-2004 12:36:45
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: JARDINE CYCLE & CARRIAGE INCREASES SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK
Announcement Category	MISCELLANEOUS

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

305

Ok

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2 Shenton Way, #19-00 SGX Centre 1, Singapore 068804. Tel: (65) 6236 8888 Fax: (65) 6535 6994

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Miscellaneous

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Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	01-Dec-2004 12:36:49
Announcement No.	00010

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Description

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 30 November 2004 purchased from the market 6,815,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR8,867 per share for a total consideration of IDR60.4 billion (approximately US$6.7 million).

The additional shares increased JC&C's shareholding in Astra from 46.12% to 46.28%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Attachments:

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Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00007**
Broadcast Status	PUBLISHED
Broadcast Date & Time	30-Nov-2004 12:36:36
Submission Date & Time	30-Nov-2004 12:36:33
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: JARDINE CYCLE & CARRIAGE INCREASES SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK
Announcement Category	MISCELLANEOUS

SEC MAIL PROCESSING SECTION RECEIVED DEC 20 2004 WASH, D.C. 202

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	30-Nov-2004 12:36:36
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Description

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 29 November 2004 purchased from the market 4,782,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR8,690 per share for a total consideration of IDR41.6 billion (approximately US$4.6 million).

The additional shares increased JC&C's shareholding in Astra from 46.00% to 46.12%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Attachments:

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Announcement Details :

Announcement Reference Number	**00015**
Broadcast Status	PUBLISHED
Broadcast Date & Time	26-Nov-2004 12:40:31
Submission Date & Time	26-Nov-2004 12:40:27
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: JARDINE CYCLE & CARRIAGE INCREASES SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK
Announcement Category	MISCELLANEOUS

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	26-Nov-2004 12:40:31
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Description

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 25 November 2004 purchased from the market 6,093,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR8,590 per share for a total consideration of IDR52.3 billion (approximately US$5.8 million).

The additional shares increased JC&C's shareholding in Astra from 45.85% to 46.00%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Attachments:

Total size = **0**
(2048K size limit recommended)

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Announcement Submission : Acknowledgement Page

Dear **Ho Yeng Tat** ,

Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00022**
Broadcast Status	PUBLISHED
Broadcast Date & Time	25-Nov-2004 17:13:46
Submission Date & Time	25-Nov-2004 17:13:41
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: JARDINE CYCLE & CARRIAGE INCREASES SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK
Announcement Category	MISCELLANEOUS

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

302

Ok

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	25-Nov-2004 17:13:46
Announcement No.	00022

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Description

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 24 November 2004 purchased from the market 16,985,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR8,750 per share for a total consideration of IDR148.6 billion (approximately US$16.6 million).

The additional shares increased JC&C's shareholding in Astra from 45.43% to 45.85%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Attachments:

Total size = **0**
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Announcement Submission : Acknowledgement Page

Dear **Ho Yeng Tat** ,

Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00018**
Broadcast Status	PUBLISHED
Broadcast Date & Time	25-Nov-2004 17:12:15
Submission Date & Time	25-Nov-2004 17:12:11
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: JARDINE CYCLE & CARRIAGE INCREASES SHAREHOLDING IN PT TUNAS RIDEAN TBK
Announcement Category	MISCELLANEOUS

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

Ok

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2 Shenton Way, #19-00 SGX Centre 1, Singapore 068804. Tel: (65) 6236 8888 Fax: (65) 6535 6994

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	25-Nov-2004 17:12:15
Announcement No.	00018

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Jardine Cycle & Carriage increases shareholding in PT Tunas Ridean Tbk
Description	Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today purchased from the market 65,250,000 shares of Rp100 each in PT Tunas Ridean Tbk ("Tunas Ridean") at IDR600 per share for a total consideration of IDR39.15 billion (approximately US$4.37 million). The additional shares increased JC&C's shareholding in Tunas Ridean from 33.70% to 38.38%. None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.
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Announcement Details :

Announcement Reference Number	**00008**
Broadcast Status	PUBLISHED
Broadcast Date & Time	24-Nov-2004 12:36:54
Submission Date & Time	24-Nov-2004 12:36:45
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: JARDINE CYCLE & CARRIAGE INCREASES SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK
Announcement Category	MISCELLANEOUS

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Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	24-Nov-2004 12:36:54
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Description

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 23 November 2004 purchased from the market 7,115,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR8,538 per share for a total consideration of IDR60.75 billion (approximately US$6.75 million).

The additional shares increased JC&C's shareholding in Astra from 45.25% to 45.43%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

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Announcement Details :

Announcement Reference Number	**00012**
Broadcast Status	PUBLISHED
Broadcast Date & Time	23-Nov-2004 12:40:38
Submission Date & Time	23-Nov-2004 12:40:34
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: JARDINE CYCLE & CARRIAGE INCREASES SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK
Announcement Category	MISCELLANEOUS

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* Asterisks denote mandatory information

Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	23-Nov-2004 12:40:38
Announcement No.	00012

>> Announcement Details
The details of the announcement start here ...

Announcement Title * : Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Description

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 22 November 2004 purchased from the market 9,807,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR8,456 per share for a total consideration of IDR82.9 billion (approximately US$9.2 million).

The additional shares increased JC&C's shareholding in Astra from 45.01% to 45.25%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

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Announcement Details :

Announcement Reference Number	**00061**
Broadcast Status	PUBLISHED
Broadcast Date & Time	22-Nov-2004 18:10:49
Submission Date & Time	22-Nov-2004 18:10:45
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	ANNOUNCEMENT OF APPOINTMENT OF GROUP MANAGING DIRECTOR
Announcement Category	ANNOUNCEMENT OF APPOINTMENT

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Announcement of Appointment of Group Managing Director *
* Asterisks denote mandatory information

Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	22-Nov-2004 18:10:49
Announcement No.	00061

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	01-03-2005
Name *	Adam Phillip Charles Keswick
Age *	31
Country of principal residence *	Singapore
Whether appointment is executive, and if so, area of responsibility *	Executive
Job Title	Group Managing Director
Working experience and occupation (s) during the past 10 years *	2003 to date Group Strategy Director Jardine Cycle & Carriage Limited 2002-2003 Finance Director Jardine Pacific 2001-2002 Group Treasury Jardine Matheson Group 1996-2001 Treasury & Project Finance NM Rothschild & Sons
Shareholding * in the listed issuer and its subsidiaries *	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interest *	None

>> Other Directorship#
These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Please see attached file.
Present	Please see attached file.

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including anypending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in SIngapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere	• No

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	

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AKasGMD22nov04attachment.pdf
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<u>Attachment</u>

Announcement on Mr. Adam Phillip Charles Keswick's
Appointment as Group Managing Director of Jardine Cycle & Carriage Limited

<u>Other directorships</u>
Past (for the last five years)

Hyundai Automotive Distribution Australia Pty Ltd
Cycle & Carriage (Wellington) Limited
Cycle & Carriage Automotive Services Pty Ltd
Cycle & Carriage Properties Pty Ltd
Truck Investments Ltd
Cycle & Carriage (North Shore) Limited
Cycle & Carriage (Pakuranga) Limited
Cycle & Carriage (City) Limited
UD Truck Distributors (NZ) Limited
EON Bank Berhad

Present

Jardine Matheson Limited
Jardine Cycle & Carriage Limited
MCL Land Limited
Edaran Otomobil Nasional Berhad
Cycle & Carriage Bintang Berhad
Cycle & Carriage (Australia) Pte Ltd
PT Astra international Tbk
PT United Tractors Tbk

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Announcement Details :

Announcement Reference Number	**00059**
Broadcast Status	PUBLISHED
Broadcast Date & Time	22-Nov-2004 18:07:43
Submission Date & Time	22-Nov-2004 18:07:39
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: JARDINE CYCLE & CARRIAGE LIMITED ANNOUNCES MANAGEMENT CHANGES
Announcement Category	MISCELLANEOUS

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Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	22-Nov-2004 18:07:43
Announcement No.	00059

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Jardine Cycle & Carriage Limited Announces Management Changes
Description	
Attachments:	JCCGMDChanges22nov04.pdf Total size = **34K** (2048K size limit recommended)

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Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited

239 Alexandra Road
Singapore 159930

Tel (65) 473 3122
Fax (65) 6475 7088
www.jcclgroup.com

To: Business Editor

For immediate release

Jardine Cycle & Carriage Limited Announces Management Changes

22 November 2004 -- Jardine Cycle & Carriage today announced that Mr Philip Eng would be retiring as Group Managing Director on 28th February 2005. He will be replaced by Mr Adam Keswick, currently the Group Strategy Director.

Philip Eng has worked for Jardine Cycle & Carriage for some 22 years, serving in a number of executive positions before being appointed as Group Managing Director in 1996. He will continue to provide services to the Group on a consultancy basis and remains a director of MCL Land Limited and will be appointed as its deputy chairman.

Mr Adam Keswick will take on the role of Group Managing Director on 1st March 2005. Adam Keswick has been Group Strategy Director of Jardine Cycle & Carriage since January 2003, prior to which he held a number of executive positions within Jardine Matheson in Hong Kong and had previously worked in investment banking in London.

Commenting on the change, Jardine Cycle & Carriage Chairman, Mr Anthony Nightingale said, "Philip has made a great contribution to the development of Jardine Cycle & Carriage, particularly in recent years when the Group has been transformed through its investment in Astra in Indonesia. I am pleased that he will continue his involvement with the Group through MCL Land and consultancy work in the motor sector."

"I would like to congratulate Adam on his appointment as Group Managing Director of Jardine Cycle & Carriage. In his role as Group Strategy Director, he has been active in the restructuring of the Group over the last two years, and he brings an international business perspective at a time when our overseas investments have become a significant part of the Group's business," Mr Nightingale added.

Jardine Cycle & Carriage Limited, a subsidiary of Asian-based conglomerate, the Jardine Matheson Group, has a strategic 45% interest in PT Astra International Tbk, a leading Indonesian conglomerate, and two core business interests in motor vehicle distribution and property development.

Since 1899, Jardine Cycle & Carriage, a Singapore-listed company with an established track record of profitability and performance, has developed into a regional group comprising over 200 subsidiaries and associates and employs approximately 100,000 people in Singapore, Malaysia, Indonesia and Thailand.

- end -

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Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	12-Nov-2004 12:39:55
Announcement No.	00022

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Standard Chartered and PT Astra International Consortium Concludes 51% Acquisition of Bank Permata
Description	We attach for information an announcement released by our 45% associated company, PT Astra International Tbk, in Jakarta on 11 November 2004.
Attachments:	BankPermata-conclusion11Nov04.pdf Total size = **38K** (2048K size limit recommended)

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ASTRA international

Standard Chartered

STANDARD CHARTERED and PT ASTRA INTERNATIONAL CONSORTIUM CONCLUDES 51% ACQUISITION OF BANK PERMATA

11 November 2004: The consortium of Standard Chartered PLC and PT Astra International Tbk ("Astra") is pleased to announce that it has today completed its acquisition of a controlling interest of 51% in PT Bank Permata Tbk ("Bank Permata"). This follows the consortium passing Bank Indonesia's fit and proper test.

The consortium has made full payment of Indonesian Rupiah ("IDR") 2.77 trillion (US$305 million) to the Indonesian Government's state-owned asset management company, PT Perusahaan Pengelola Aset ("PPA"). Standard Chartered and Astra have financed the acquisition from existing cash resources.

Stewart Hall, Chief Executive Officer, Standard Chartered Indonesia, said "Bank Permata has an excellent management team and we look forward to working with them to further develop their strong customer franchise."

"This acquisition will broaden Standard Chartered's participation in Indonesia's financial industry and reinforce our strong position in Asia. We are also delighted to have a strong local partner in Astra in this acquisition," he added.

In a separate place, Budi Setiadharma, President Director, PT Astra International, said "The Astra and Standard Chartered consortium has participated in the divestment process in accordance with PPA's guidelines and is pleased that the Government has placed trust in selecting it as the winner of the bid. Astra looks forward to working with Standard Chartered and Bank Permata management to further develop the brand in the Indonesian consumer and SME sector."

It is the consortium's intention that Bank Permata will continue to operate as an independent entity and broadly in line with their current strategy. The consortium will generate value for Bank Permata by:

- Linking Bank Permata's strong domestic presence to Standard Chartered's international network
- Providing access to Standard Chartered's expertise in banking operations, credit, risk management and product development
- Providing access to Astra's expertise in national network management, HR and consumer marketing

The consortium was advised by NM Rothschild & Sons, Nusantara Capital and UBS Investment Bank.

Jakarta, 11 November 2004

Aminuddin
Corporate Secretary

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Announcement Reference Number	**00022**
Broadcast Status	PUBLISHED
Broadcast Date & Time	12-Nov-2004 12:39:55
Submission Date & Time	12-Nov-2004 12:39:51
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: STANDARD CHARTERED AND PT ASTRA INTERNATIC CONSORTIUM CONCLUDES 51% ACQUISITION OF BANK PERMATA
Announcement Category	MISCELLANEOUS

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Announcement Details :

Announcement Reference Number	**00114**
Broadcast Status	PUBLISHED
Broadcast Date & Time	10-Nov-2004 19:03:20
Submission Date & Time	10-Nov-2004 19:03:16
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST
Announcement Category	NOTICE OF INTEREST/CHANGES IN INTEREST

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	10-Nov-2004 19:03:20
Announcement No.	00114

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	10-11-2004
2.	Name of Substantial Shareholder *	Jardine Strategic Singapore Pte Ltd ("JSS")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	09-11-2004

2.	The change in the percentage level	From 58.996 % To 59.04 %
3.	Circumstance(s) giving rise to the interest or change in interest # Please specify details	# Others Following the acquisition by JSS of 160,000 shares in the issued share capital of Jardine Cycle & Carriage Limited ("JC&C") on 9 November 2004, JSS held a total of 196,859,026 JC&C shares as at 9 November 2004.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in percentage level is the result of a series of transactions

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	196699026	0
As a percentage of issued share capital	58.996 %	0 %
No. of shares held after the change	196859026	0
As a percentage of issued share capital	59.04 %	0 %

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Announcement Details :

Announcement Reference Number	**00115**
Broadcast Status	PUBLISHED
Broadcast Date & Time	10-Nov-2004 19:05:19
Submission Date & Time	10-Nov-2004 19:05:15
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST
Announcement Category	NOTICE OF INTEREST/CHANGES IN INTEREST

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	10-Nov-2004 19:05:19
Announcement No.	00115

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	10-11-2004
2.	Name of Substantial Shareholder *	JSH Asian Holdings Limited, Jardine Strategic Holdings Limited, JMH Investments Limited, Jardine Matheson Holdings Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

	09-11-2004
2. The change in the percentage level	From 58.996 % To 59.04 %
3. Circumstance(s) giving rise to the interest or change in interest	# Others
# Please specify details	Following the acquisition by Jardine Strategic Singapore Pte Limited ("JSS") of 160,000 shares in the issued share capital of Jardine Cycle & Carriage Limited ("JC&C") on 9 November 2004, JSS held a total of 196,859,026 JC&C shares as at 9 November 2004. By way of direct/indirect substantial shareholding interest in JSS, JSH Asian Holdings Limited, Jardine Strategic Holdings Limited, JMH Investments Limited and Jardine Matheson Holdings Limited were deemed to be interested in JSS's notifiable interest in JC&C as set out above.
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	196699026
As a percentage of issued share capital	0 %	58.996 %
No. of shares held after the change	0	196859026
As a percentage of issued share capital	0 %	59.04 %

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Announcement Details :

Announcement Reference Number	**00046**
Broadcast Status	PUBLISHED
Broadcast Date & Time	05-Nov-2004 17:23:54
Submission Date & Time	05-Nov-2004 17:23:50
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	MISCELLANEOUS :: PT ASTRA INTERNATIONAL TBK SIGNS REVOLVING CREDIT FACILITY WITH A SYNDICATE OF BANKS
Announcement Category	MISCELLANEOUS

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Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	05-Nov-2004 17:23:54
Announcement No.	00046

>> Announcement Details

The details of the announcement start here ...

Announcement Title * : PT Astra International Tbk Signs Revolving Credit Facility With A Syndicate Of Banks

Description : We attach for information the press announcement released by our associated company, PT Astra International Tbk ("Astra") in Jakarta today.

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AstraSignsRCF05nov04.pdf
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ABN·AMRO BNP PARIBAS citigroup HSBC Standard Chartered SMBC

5 November 2004

PRESS RELEASE

ASTRA international

PT ASTRA INTERNATIONAL TBK USD170 MILLION AND IDR600 BILLION REVOLVING CREDIT FACILITY

SINGAPORE – Sixteen banks lent overwhelming support to the first offshore syndicated facility for PT Astra International Tbk (The "company" or "Astra") since the financial crisis. Emerging as a clear winner with the international banking community, Astra - Indonesia's leading automotive conglomerate, today signed a dual-currency syndicated revolving credit facility (the "Facility") for USD170Million and IDR600Billion. This is USD50Million more than what was initially on offer and the facility size could have been easily doubled had Astra so desired and not reduced the commitments from the banks.

The company mandated ABN AMRO Bank N.V., BNP Paribas, Citigroup Global Markets Asia Limited, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as co-ordinating arrangers and underwriters for this transaction. The signing ceremony was held today at The-Ritz-Carlton, Millenia Singapore, with the guest-of-honour being the Indonesian Ambassador to Singapore, His Excellency Mochamad Slamet Hidayat.

Proceeds from the facility will be used to refinance the Company's existing borrowings and to meet general corporate funding requirements. The revolving credit facility has a tenor of three years and carries an interest rate of 2.50% per annum over USD SIBOR.

"This new syndicated loan will release Astra from its existing restructured debt together with all the assets currently being pledged. More importantly, this new syndication is another breakthrough for Astra that confirms the Company's emergence from the crisis" explained John Slack, the company's Finance Director.

The ten other participating banks in the transaction include: Mizuho Corporate Asia (HK) Ltd, Oversea-Chinese Banking Corporation Ltd, United Overseas Bank Ltd, HVB Corporates & Markets, DBS Bank, Standard Bank Asia Ltd, Bumiputra-Commerce Bank Bhd, Chinatrust Commercial Bank, Industrial and Commercial Bank of China and UFJ Bank.

PT Astra International Tbk, which is 44.53% owned by Jardine Cycle & Carriage, is Indonesia's leading manufacturer and distributor of Toyota, Daihatsu, Isuzu, BMW and Peugeot cars, Honda motorcycles as well as Nissan Diesel trucks. The Company recently reported a 31.5% increase in revenues to IDR31.4 trillion for the first nine months of this year over the corresponding period in 2003. Net profit stood at IDR4.0 trillion for the same period in 2004 and is an increase of 7.9% over last year's performance for the first nine months. The better performance was a result of strong sales in the Company's automotive, financial services, agribusiness and heavy equipment businesses. Astra is listed on both the Jakarta Stock Exchange and Surabaya Stock Exchange and the group employs about 95,000 people throughout Indonesia.

For more information about the Facility, kindly contact the following persons:

From BNP Paribas, Singapore Branch:

Ms Kooi Cho Teng / Mr Flavian Sim
Loan Syndication
South East Asia & India
Tel: +65 6210 1382 / 6210 1384

From PT Astra International:

Mr. Yulian Warman / Mr. Nico Tahir
Public Relations / Corp. Treasury
Tel: (+6221) 6530 4956 / 6530 4960

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Announcement Submission : Acknowledgement Page

Dear **Ho Yeng Tat** ,

Your announcement has been broadcast successfully.

Announcement Details :

Announcement Reference Number	**00023**
Broadcast Status	PUBLISHED
Broadcast Date & Time	04-Nov-2004 17:17:51
Submission Date & Time	04-Nov-2004 17:17:47
Company Name	JARDINE CYCLE & CARRIAGE LTD
Announcement Title	THIRD QUARTER 2004 FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
Announcement Category	FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

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2 Shenton Way, #19-00 SGX Centre 1, Singapore 068804. Tel: (65) 6236 8888 Fax: (65) 6535 6994

Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930
Tel (65) 6473 3122 Fax (65) 6475 7088
corporate.affairs@jcclgroup.com

Press Release

4 November 2004

www.jcclgroup.com

JARDINE CYCLE & CARRIAGE LIMITED
THIRD QUARTER 2004 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Good performance continues
- Shareholding in Astra now 45%
- Astra and Standard Chartered successful bidders for Bank Permata
- MCL Land to purchase US$99 million development site

"The strong earnings growth of the nine months is expected to slow down, but the outlook for the full year remains satisfactory."

Anthony Nightingale, *Chairman*
4 November 2004

Group Results

	Nine months ended 30 September				
	2004 US$m	Restated 2003 US$m	*Change %*	**2004 S$m**	*Change %*
Revenue	**1,007**	1,188	*-15*	**1,716**	*-17*
Profit after tax	**245**	185	*33*	**417**	*29*
Underlying profit attributable to Shareholders	**202**	148	*37*	**345**	*34*
Profit attributable to shareholders	**239**	178	*34*	**408**	*31*
	US¢	US¢		**S¢**	
Underlying earnings per share	**61.34**	53.93	*14*	**104.5**	*11*
Earnings per share	**72.56**	65.07	*12*	**123.6**	*9*
	At 30.9.04 US$m	At 31.12.03 US$m		**At 30.9.04 S$m**	
Shareholders' funds	**1,175.4**	992.9	*18*	**1,988.1**	*18*
	US$	US$		**S$**	
Net asset value per share	**3.54**	3.02	*17*	**5.98**	*16*

The exchange rate of US$1=S$1.6915 (31.12.2003: US$1=S$1.7010) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.7038 (30.9.2003: US$1=S$1.7484) was used for translating the results for the nine months.

The results for the nine months ended 30 September 2004 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The unaudited financial results for the period ended 30 September 2003 have been restated to comply with IFRS. These results were not audited nor reviewed by the Auditors.

The financial results for the year ended 31 December 2003 were audited in accordance with the Singapore Auditing Standards.

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CHAIRMAN'S STATEMENT

Overview

Jardine Cycle & Carriage continued its good performance for the nine months of 2004 with an increased contribution from Astra being the main driving force behind growth.

Performance

The Group's underlying profit after tax and minorities for the first nine months of 2004 increased by 37% to US$202 million, exceeding the full year result for 2003. Year-to-date underlying earnings per share increased by 14% to US¢61.34, a lower growth rate due to the increased share capital following the rights issue in September 2003.

Net profit rose 34% to US$239 million supported by the exceptional gains on the sale of the New Zealand motor operations and the sale by Astra of telecom and mining interests, partly offset by a property write-down in MCL Land.

Sustained consumer demand in Indonesia and an increase in the Group's shareholding led to Astra increasing its contribution to underlying profit by 50% to US$163 million, despite there being no further contribution from the Toyota manufacturing operation.

In the eight months to end-August, the Indonesian market for motor cars increased by 29% to 303,297 units and for motorcycles by 42% to 2.8 million units. Astra's motor car market share for July and August, however, was impacted by the runout of the Toyota Kijang ahead of the launch of the Kijang Innova in September and its market share for motorcycles declined due to competition and capacity constraints. Nevertheless, the buoyant motor vehicle markets boosted profits from the Astra Honda Motors joint venture, Astra's retail outlets and its financial services operations. Astra Agro Lestari also benefited from improved yields and strong palm oil prices during the period under review.

Underlying profit from the Group's other motor interests was 7% lower at US$28 million as 2003 had the benefit of a writeback of warranty provisions no longer required in Australia. Apart from this, profit growth in Singapore and the recent addition of the stake in Tunas Ridean in Indonesia offset the negative effects of margin pressures and unfavourable exchange rates in Malaysia and a lack of contribution from the New Zealand business following its disposal.

The underlying profit from property grew by 25% to US$19 million due to a higher contribution from The Warren and The Yardley development projects in MCL Land. Income from its investment properties declined following the sale of further units of Juniper at Ardmore.

The Group's consolidated net debt has decreased from US$204 million since the year end to US$146 million despite the purchase of further Astra shares, due mainly to higher operating profit and proceeds from the sale of the New Zealand operations and Menara Weld.

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Third Quarter 2004 * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	JARDINE CYCLE & CARRIAGE LTD
Company Registration No.	196900092R
Announcement submitted on behalf of	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted with respect to *	JARDINE CYCLE & CARRIAGE LTD
Announcement is submitted by *	Ho Yeng Tat
Designation *	Group Company Secretary
Date & Time of Broadcast	04-Nov-2004 17:17:51
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	30-09-2004

Attachments:

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Underlying profit for the third quarter was US$73 million, a growth of 35% due to Astra's strong performance. Net profit for the quarter, which included the gain on sale by Astra of a coal mine, grew by 15% to US$87 million.

The Board does not propose to declare an interim dividend for the three months ended 30 September 2004.

Developments

The Group has acquired further shares in Astra, increasing its interest by 3% to 45% since the half year at a cost of US$107 million.

The Group's shareholding in CCB has now been increased to 59% following Malaysian FIC approval for the acquisition of the further 12% stake mentioned in the last report.

MCL Land's offer for the en-bloc purchase of Maryland Point for US$99 million was accepted by the majority of owners, although remains subject to approval from the Strata Title Board and the Controller of Residential Property. It is proposed to develop a high-rise condominium of around 400 units.

The partnership of Astra and Standard Chartered PLC has been successful in a joint bid to acquire a controlling interest of 51% in PT Bank Permata from the Indonesian Government's state-owned management company, PT Perusahaan Pengelola Aset. Subject to the required regulatory procedures, it is anticipated that the acquisition will complete around 11 November 2004.

Prospects

The strong earnings growth of the nine months is expected to slow down, but the outlook for the full year remains satisfactory.

Anthony Nightingale
Chairman
4 November 2004

Jardine Cycle & Carriage Limited
Consolidated Profit and Loss Account

	Note	Three months ended 30.9.04 US$m	30.9.03 US$m	Change %	Nine months ended 30.9.04 US$m	30.9.03 US$m	Change %
Continuing operations							
Revenue		**282.6**	369.7	-24	**915.0**	1,053.3	-13
Cost of sales		**(248.7)**	(334.8)	-26	**(805.6)**	(949.4)	-15
Group profit		**33.9**	34.9	-3	**109.4**	103.9	5
Other operating income		**5.9**	2.3	157	**13.4**	6.1	120
Selling and distribution expenses		**(16.6)**	(16.8)	-1	**(47.1)**	(56.9)	-17
Administrative expenses		**(8.8)**	(9.6)	-8	**(29.0)**	(27.0)	7
Other operating expenses		**(0.9)**	(3.2)	-72	**0.1**	0.7	-86
Operating profit		**13.5**	7.6	78	**46.8**	26.8	75
Net financing charges		**(0.4)**	(0.3)	33	**(1.1)**	(5.5)	-80
Share of associates' and joint ventures' results		**78.0**	70.6	10	**195.5**	165.6	18
Profit before tax		**91.1**	77.9	17	**241.2**	186.9	29
Tax		**(4.0)**	(4.7)	-15	**(11.7)**	(8.1)	44
Profit after tax from continuing operations		**87.1**	73.2	19	**229.5**	178.8	28
Discontinuing operations							
Profit before tax		**4.6**	4.7	-2	**18.1**	8.9	103
Tax		**(0.9)**	(0.8)	13	**(2.6)**	(3.1)	-16
Profit after tax from discontinuing operations	9	**3.7**	3.9	-5	**15.5**	5.8	167
Profit after tax for the period		**90.8**	77.1	18	**245.0**	184.6	33
Profit attributable to:							
Shareholders		**87.1**	75.5	15	**239.3**	178.1	34
Minority interests		**3.7**	1.6	131	**5.7**	6.5	-12
Net profit		**90.8**	77.1	18	**245.0**	184.6	33
Earnings per share:	6						
- basic		**26.21**	26.07	1	**72.56**	65.07	12
- fully diluted		**26.16**	26.01	1	**72.45**	64.93	12

Jardine Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 30.9.04 US$m	At 31.12.03 US$m
Non-current assets			
Property, plant and equipment		**61.7**	70.8
Investment properties		**43.4**	231.8
Leasehold land payments		**24.1**	15.4
Interests in associates and joint ventures		**826.7**	583.1
Deferred tax assets		**2.7**	1.9
Non-current investments		**22.9**	23.8
Other non-current assets		**0.5**	1.2
Negative goodwill		**-**	(14.1)
		982.0	913.9
Current assets			
Development properties for sale		**351.0**	339.6
Stocks		**124.4**	177.6
Debtors		**130.4**	171.9
Current tax assets		**3.3**	2.3
Short term investment		**-**	1.7
Bank and other liquid funds		**67.7**	119.2
		676.8	812.3
Non-current assets classified as held for sale	9	**124.7**	-
		801.5	812.3
Total assets		**1,783.5**	1,726.2
Non-current liabilities			
Borrowings due after one year	7	**47.8**	63.3
Deferred tax liabilities		**13.3**	8.3
Non-current provisions		**-**	5.9
Other non-current liabilities		**5.6**	4.2
		66.7	81.7
Current liabilities			
Creditors		**121.5**	126.1
Provisions		**19.8**	20.5
Current tax liabilities		**15.2**	15.5
Borrowings due within one year	7	**165.7**	259.8
		322.2	421.9
Liabilities associated with non-current assets classified as held for sale	9	**2.5**	-
		324.7	421.9
Total liabilities		**391.4**	503.6
Net assets		**1,392.1**	1,222.6
Financed by:			
Share capital and reserves			
Share capital		**182.9**	180.4
Share premium		**251.2**	239.9
Fair value and other reserves		**14.4**	13.5
Revenue reserve		**726.9**	559.1
Shareholders' funds		**1,175.4**	992.9
Minority interests		**216.7**	229.7
		1,392.1	1,222.6
Net asset value per share		**US$3.54**	US$3.02

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Jardine Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the three months ended 30 September

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2004							
Balance at 1 July							
- as previously reported	180.7	240.6	14.4	625.0	1,060.7	224.9	1,285.6
- share of associate's effect of adopting IFRS3	-	-	-	0.5	0.5	-	0.5
- as restated	180.7	240.6	14.4	625.5	1,061.2	224.9	1,286.1
Revaluation surplus	-	-	-	-	-	(0.1)	(0.1)
Fair value gain, net of tax - available for sale investments	-	-	-	-	-	(0.1)	(0.1)
Share of associate's dilution of interest in investments	-	-	-	0.4	0.4	-	0.4
Translation difference	-	-	-	19.3	19.3	2.4	21.7
Net loss not recognised in profit and loss account	-	-	-	19.7	19.7	2.2	21.9
Profit for the financial period	-	-	-	87.1	87.1	3.7	90.8
Total recognised gain *for the financial period*	-	-	-	106.8	106.8	5.9	112.7
Dividends (net)	-	-	-	(5.3)	(5.3)	(0.4)	(5.7)
Issue of shares	2.2	10.6	-	-	12.8	(0.1)	12.7
Disposal/acquisition of subsidiaries	-	-	-	-	-	(13.7)	(13.7)
Change in attributable interest	-	-	-	(0.1)	(0.1)	0.1	-
Balance at 30 September	182.9	251.2	14.4	726.9	1,175.4	216.7	1,392.1
2003							
Balance at 1 July	130.9	143.0	14.8	458.6	747.3	187.1	934.4
Reserves realised on disposal of properties	-	-	(2.1)	2.1	-	-	-
Fair value gain, net of tax - available for sale investments	-	-	1.0	-	1.0	-	1.0
Translation difference	-	-	-	2.6	2.6	3.3	5.9
Net gain/(loss) not recognised in profit and loss account	-	-	(1.1)	4.7	3.6	3.3	6.9
Profit for the financial period	-	-	-	75.5	75.5	1.6	77.1
Total recognised gain/(loss) for the financial period	-	-	(1.1)	80.2	79.1	4.9	84.0
Dividends (net)	-	-	-	(4.4)	(4.4)	(2.4)	(6.8)
Issue of shares	49.2	96.5	-	-	145.7	0.1	145.8
Balance at 30 September	180.1	239.5	13.7	534.4	967.7	189.7	1,157.4

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Jardine Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the nine months ended 30 September

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2004							
Balance at 1 January							
- as previously reported	180.4	239.9	13.5	559.1	992.9	229.7	1,222.6
- effect of adopting IFRS 3	-	-	-	14.1	14.1	-	14.1
- share of associate's effect of adopting IFRS 3	-	-	-	0.8	0.8	-	0.8
- as restated	180.4	239.9	13.5	574.0	1,007.8	229.7	1,237.5
Revaluation surplus	-	-	1.6	-	1.6	0.1	1.7
Fair value gain, net of tax							
- available for sale investments	-	-	(0.8)	-	(0.8)	(0.2)	(1.0)
Share of associate's dilution of interest in investments	-	-	-	(4.9)	(4.9)	-	(4.9)
Translation difference	-	-	-	(57.7)	(57.7)	0.9	(56.8)
Net gain/(loss) not recognised in profit and loss account	-	-	0.8	(62.6)	(61.8)	0.8	(61.0)
Profit for the financial period	-	-	-	239.3	239.3	5.7	245.0
Total recognised gain for the financial period	-	-	0.8	176.7	177.5	6.5	184.0
Dividends (net)	-	-	-	(24.0)	(24.0)	(5.6)	(29.6)
Issue of shares	2.5	11.3	-	-	13.8	-	13.8
Fair value of share options not yet vested	-	-	0.4	-	0.4	-	0.4
Disposal/acquisition of subsidiaries	-	-	(0.3)	0.3	-	(14.0)	(14.0)
Change in attributable interest	-	-	-	(0.1)	(0.1)	0.1	-
Balance at 30 September	182.9	251.2	14.4	726.9	1,175.4	216.7	1,392.1
2003							
Balance at 1 January	130.6	142.2	12.3	333.5	618.6	190.2	808.8
Revaluation surplus	-	-	0.6	-	0.6	-	0.6
Reserves realised on disposal of properties	-	-	(2.1)	2.1	-	-	-
Fair value gain, net of tax							
- available for sale investments	-	-	2.9	-	2.9	-	2.9
Share of associate's dilution of interest in investments	-	-	-	(0.1)	(0.1)	-	(0.1)
Translation difference	-	-	-	38.1	38.1	1.5	39.6
Net gain not recognised in profit and loss account	-	-	1.4	40.1	41.5	1.5	43.0
Profit for the financial period	-	-	-	178.1	178.1	6.5	184.6
Total recognised gain for the financial period	-	-	1.4	218.2	219.6	8.0	227.6
Dividends (net)	-	-	-	(17.3)	(17.3)	(8.5)	(25.8)
Issue of shares	49.5	97.3	-	-	146.8	0.1	146.9
Acquisition of additional shares in a subsidiary	-	-	-	-	-	(0.1)	(0.1)
Balance at 30 September	180.1	239.5	13.7	534.4	967.7	189.7	1,157.4

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Jardine Cycle & Carriage Limited
Company Balance Sheet

	At 30.9.04 US$m	At 31.12.03 US$m
Non-current assets		
Property, plant and equipment	**0.8**	0.9
Interests in subsidiaries	**460.0**	477.5
Interests in associates	**23.1**	22.9
	483.9	501.3
Current assets		
Amount owing by subsidiaries	**705.8**	595.0
Amount owing by associates	**10.2**	10.6
Debtors	**0.8**	0.7
Short term investment	**-**	0.1
Bank and other liquid funds	**0.8**	36.1
	717.6	642.5
Total assets	**1,201.5**	1,143.8
Non-current liabilities		
Borrowings due after one year	**5.6**	5.6
Deferred tax liabilities	**0.4**	0.4
	6.0	6.0
Current liabilities		
Amount owing to subsidiaries	**60.1**	37.1
Creditors	**5.5**	3.8
Dividend payable	**5.6**	-
Current tax liabilities	**0.9**	1.2
Borrowings due within one year	**125.6**	137.3
	197.7	179.4
Total liabilities	**203.7**	185.4
Net assets	**997.8**	958.4
Financed by:		
Share capital and reserves		
Share capital	**182.9**	180.4
Share premium	**251.2**	239.9
Share option reserve	**0.4**	-
Revenue reserve	**563.3**	538.1
Shareholders' funds	**997.8**	958.4
Net asset value per share	**US$3.00**	US$2.92

Company No. 196900092R
A member of the Jardine Matheson Group

Jardine Cycle & Carriage Limited

Company Statement of Changes in Equity for the three months ended 30 September

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
2004					
Balance at 1 July	180.7	240.6	0.4	552.5	974.2
Translation difference	-	-	-	14.6	14.6
Profit attributable to shareholders	-	-	-	1.5	1.5
Total recognised gain for the financial period	-	-	-	16.1	16.1
Dividends (net)	-	-	-	(5.3)	(5.3)
Issue of shares	2.2	10.6	-	-	12.8
Balance at 30 September	182.9	251.2	0.4	563.3	997.8
2003					
Balance at 1 July	130.9	143.0	-	413.6	687.5
Translation difference	-	-	-	13.0	13.0
Profit attributable to shareholders	-	-	-	11.2	11.2
Total recognised gain for the financial period	-	-	-	24.2	24.2
Dividends (net)	-	-	-	(4.4)	(4.4)
Issue of shares	49.2	96.5	-	-	145.7
Balance at 30 September	180.1	239.5	-	433.4	853.0

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Jardine Cycle & Carriage Limited
Company Statement of Changes in Equity for the nine months ended 30 September

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
2004					
Balance at 1 January	180.4	239.9	-	538.1	958.4
Translation difference	-	-	-	5.6	5.6
Profit attributable to shareholders	-	-	-	43.6	43.6
Total recognised gain for the financial period	-	-	-	49.2	49.2
Dividends (net)	-	-	-	(24.0)	(24.0)
Issue of shares	2.5	11.3	-	-	13.8
Fair value of share options not yet vested	-	-	0.4	-	0.4
Balance at 30 September	182.9	251.2	0.4	563.3	997.8
2003					
Balance at 1 January	130.6	142.2	-	364.3	637.1
Translation difference	-	-	-	4.7	4.7
Profit attributable to shareholders	-	-	-	81.7	81.7
Total recognised gain for the financial period	-	-	-	86.4	86.4
Dividends (net)	-	-	-	(17.3)	(17.3)
Issue of shares	49.5	97.3	-	-	146.8
Balance at 30 September	180.1	239.5	-	433.4	853.0

Jardine Cycle & Carriage Limited
Consolidated Statement of Cash Flows

	Note	Three months ended		Nine months ended	
		30.9.04	30.9.03	**30.9.04**	30.9.03
		US$m	US$m	**US$m**	US$m
Cash flows from operating activities	8	**5.7**	100.6	**103.1**	139.9
Cash generated from operations					
Interest paid		**(1.1)**	(2.6)	**(4.5)**	(12.4)
Interest received		**-**	1.1	**1.9**	2.5
Other finance costs paid		**-**	(0.1)	**(0.1)**	(0.7)
Income tax paid		**(3.8)**	(2.1)	**(11.6)**	(5.8)
		(4.9)	(3.7)	**(14.3)**	(16.4)
Net cash flows from operating activities		**0.8**	96.9	**88.8**	123.5
Cash flows from investing activities					
Sale of property, plant and equipment		**0.1**	1.0	**3.7**	1.6
Sale of shares in associates		**-**	-	**5.6**	-
Sale of other investment		**-**	(0.1)	**1.7**	2.8
Proceeds from sale of subsidiaries, net of cash disposed		**2.2**	9.6	**47.3**	9.6
Proceeds from sale of investment properties		**1.8**	4.2	**44.9**	6.1
Purchase of property, plant and equipment		**(9.3)**	(2.7)	**(16.2)**	(7.1)
Purchase of shares in subsidiaries		**(11.0)**	-	**(11.0)**	(0.1)
Purchase of shares in associates		**-**	(24.2)	**(142.6)**	(120.7)
Distribution of excess cash to minority shareholders		**(0.1)**	-	**(0.3)**	-
Dividends received from associates		**33.5**	2.2	**33.8**	10.1
Net cash flows from/(used in) investing activities		**17.2**	(10.0)	**(33.1)**	(97.7)
Cash flows from financing activities					
Proceeds from issue of shares		**0.6**	136.1	**1.6**	137.2
External loans		**(112.3)**	(124.5)	**(95.5)**	(117.2)
Loan to minority shareholders		**-**	(2.1)	**-**	(2.1)
Investment by minority shareholders		**0.2**	0.1	**0.3**	0.1
Dividends paid		**(6.5)**	(7.7)	**(6.5)**	(7.7)
Dividends paid to minority shareholders		**(0.4)**	(4.8)	**(5.6)**	(10.9)
Net cash flows used in financing activities		**(118.4)**	(2.9)	**(105.7)**	(0.6)
Net change in cash and cash equivalents		**(100.4)**	84.0	**(50.0)**	25.2
Cash and cash equivalents at the beginning of the period		**166.8**	23.2	**116.1**	81.9
Effect of exchange rate changes		**(0.5)**	0.6	**(0.2)**	0.7
Cash and cash equivalents at the end of the period		**65.9**	107.8	**65.9**	107.8

1 Basis of preparation

The financial statements of the Group and the Company had previously been prepared in accordance with the Singapore Statements of Accounting Standard ("SAS"). Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from financial year commencing on or after 1 January 2003, Singapore-incorporated companies are required to prepare and present their statutory accounts in accordance with the Singapore Financial Reporting Standards ("FRS"). During the previous financial year, the Accounting and Corporate Regulatory Authority (previously Registrar of Companies and Businesses) approved the Company's application for an exemption from compliance with the FRS on the condition that disclosures are made to reconcile the differences between the accounting treatment for investment properties under FRS 25 Accounting for Investments and IAS 17 Leases and IAS 40 Investment Property. These disclosures are set out in Note 3.

The accounting policies used are consistent with those set out in the 2003 audited accounts which were prepared in accordance with the International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") issued by the International Accounting Standards Board and related interpretations issued by the International Financial Reporting Interpretation Committee.

There are no changes in those accounting policies except that the Group and the Company have adopted the following IFRSes and revised IASes in 2004 in advance of their effective dates:

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (revised 2004)	Financial Instruments: Recognition and Measurement

The effect of adopting IFRS 2 Share-based Payment is to reduce profit attributable to shareholders in the nine months by US$0.4 million while the effect of adopting IFRS 3 Business Combinations is to increase shareholders' funds as at 1 January 2004 by US$14.9 million and to increase profit attributable to shareholders in the nine months by US$1.9 million. The adoption of the other IFRSes and IASes have no impact on shareholders' funds and profit attributable to shareholders.

The financial statements of the Group and the Company had until 31 December 2002 been prepared in accordance with SAS. SAS differs in certain respects from IFRS. When preparing the Group's and the Company's 2003 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the SAS financial statements to comply with IFRS. The comparative figures in respect of 2003 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from SAS to IFRS on the Group's and the Company's balance sheets and profit and loss are set out in Note 2.

The financial statements of the Group and the Company were previously presented in Singapore dollars, but with effect from the financial statements for the year ended 31 December 2003, have been presented in United States dollars. The comparative figures in respect of 2003 were restated to reflect the change in presentation currency. The exchange rate of US$1=S$1.6915 (31.12.2003: US$1=S$1.7010) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.7038 (30.9.2003: US$1=S$1.7484) was used for translating the results for the nine months.

2 Effect of transition from SAS to IFRS

(a) Reconciliation of Consolidated Balance Sheet at 1 January 2003 and 30 September 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
At 1 January 2003					
Property, plant and equipment	(i)	119.8	69.0	3.1	72.1
Leasehold land payments	(ii)	-	-	9.8	9.8
Interests in associates and joint ventures	(iii)	501.5	289.0	18.6	307.6
Debtors	(iv)	379.6	218.8	0.1	218.9
Creditors	(iv)	(219.0)	(126.2)	(2.1)	(128.3)
Deferred tax assets/(liabilities)	(v)	2.0	1.1	(3.7)	(2.6)
Other non-current liabilities	(iv)	(6.0)	(3.5)	(4.1)	(7.6)
Net assets		1,365.6	787.1	21.7	808.8
Fair value and other reserves	(viii)	29.8	15.9	(3.6)	12.3
Revenue reserve	(ix)	500.8	307.7	25.8	333.5
Shareholders' funds		1,034.8	596.4	22.2	618.6
Minority interests		330.8	190.7	(0.5)	190.2
At 30 September 2003					
Property, plant and equipment	(i)	84.0	48.6	0.4	49.0
Leasehold land payments	(ii)	-	-	9.6	9.6
Interests in associates and joint ventures	(iii)	1,001.5	579.3	33.7	613.0
Debtors	(iv)	346.0	200.1	0.2	200.3
Creditors	(iv)	(160.0)	(92.5)	0.2	(92.3)
Deferred tax assets/(liabilities)	(v)	0.2	0.1	(3.6)	(3.5)
Other non-current liabilities	(iv)	(6.8)	(3.9)	(3.3)	(7.2)
Net assets		1,936.1	1,119.9	37.5	1,157.4
Fair value and other reserves	(viii)	83.5	46.6	(32.9)	13.7
Revenue reserve	(ix)	763.0	463.6	70.8	534.4
Shareholders' funds		1,607.4	929.8	37.9	967.7
Minority interests		328.7	190.1	(0.4)	189.7

(b) Reconciliation of Consolidated Profit and Loss for the nine months ended 30 September 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
Depreciation and amortisation	(i)	(10.3)	(5.9)	(0.4)	(6.3)
Fair value changes in derivative financial instruments	(iv)	-	-	3.1	3.1
Share of results of associates and joint ventures (net of tax)	(iii)	271.6	155.3	10.3	165.6
Profit before tax		322.2	184.3	11.5	195.8
Tax		(19.5)	(11.2)	-	(11.2)
Profit attributable to:					
Shareholders		291.2	166.5	11.6	178.1
Minority interests		11.5	6.6	(0.1)	6.5

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(c) Reconciliation of Company Balance Sheet at 1 January 2003 and 30 September 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
At 1 January 2003					
Creditors	(iv)	(62.6)	(36.1)	(2.2)	(38.3)
Other non-current liabilities	(iv)	-	-	(3.9)	(3.9)
Net assets		1,116.0	643.2	(6.1)	637.1
Revenue reserve	(ix)	611.8	352.6	11.7	364.3
Shareholders' funds		1,116.0	643.2	(6.1)	637.1
At 30 September 2003					
Creditors	(iv)	(83.1)	(48.1)	0.2	(47.9)
Other non-current liabilities	(iv)	(0.8)	(0.5)	(3.3)	(3.8)
Net assets		1,480.0	856.1	(3.1)	853.0
Revenue reserve	(ix)	719.1	415.9	17.5	433.4
Shareholders' funds		1,480.0	856.1	(3.1)	853.0

(d) Reconciliation of Company Profit and Loss for the nine months ended 30 September 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
Fair value changes in derivative financial instruments	(iv)	-	-	3.1	3.1
Translation reserve realised	(vii)	-	-	0.6	0.6
Profit before tax		148.4	84.9	3.7	88.6
Profit after tax		136.5	78.0	3.7	81.7

(e) Notes to the reconciliation of Consolidated and Company balance sheets at 1 January 2003 and 30 September 2003 and Consolidated and Company profit and loss for the nine months to 30 September 2003

Reference

(i)&(ii) Under the present policy, owner-occupied freehold land and buildings and the building component of leasehold properties are stated at valuation and depreciation is adjusted to reflect the changes in valuation. Under the previous policy, such assets were stated at cost and depreciated.

Leasehold land which are up-front payments to acquire long-term interests in owner-occupied properties are now classified under leasehold land payments and are stated at cost and amortised. Under the previous policy, payments for leasehold land were also stated at cost and amortised, but classified under property, plant and equipment.

(iii) Interests in associates and joint ventures were adjusted to reflect the fair value changes in biological assets, derivative financial instruments and the building component of owner-occupied leasehold properties which are now stated at fair value.

Under the previous policy, biological assets were carried at cost less amortisation, fair value changes of derivative financial instruments which do not qualify as cash flow hedges were not recognised, but disclosed in the financial statements. In addition, owner-occupied buildings were stated at cost less depreciation.

(e) Notes to the reconciliation of Consolidated and Company balance sheets at 1 January 2003 and 30 September 2003 and Consolidated and Company profit and loss for nine months to 30 September 2003 (cont'd)

(iv) Debtors, creditors, other non-current assets and liabilities were adjusted to include fair value changes in current and non-current derivative financial instruments.

Under the present policy, outstanding foreign exchange forward contracts and interest rate swaps are carried at fair values. Fair value changes of derivative financial instruments that do not qualify as fair value hedges are recorded in the consolidated profit and loss account, changes in the fair value of derivative financial instruments that qualify as cash flow hedges are recorded in the hedging reserve. Trade creditors hedged by forward exchange contracts are translated at the balance sheet date rates and exchange adjustments are taken to the profit and loss accounts.

Under the previous policy, fair value changes of derivative financial instruments were not recognised, but disclosed in the financial statements and trade creditors hedged by forward exchange contracts were translated at the balance sheet date at the hedged rates.

(v) Deferred tax assets/(liabilities) were adjusted to reflect the effect of the changes in the accounting policies arising from the adoption of IFRS.

(vi) Under the present policy, investment properties are carried at fair value and the surplus or deficit is recognised in the consolidated profit and loss account. Under the previous policy, investment properties are carried at revalued amounts and the surplus or deficit is taken to the asset revaluation reserve. Where the deficit exceeds the surplus, the excess is taken to the consolidated profit and loss account.

(vii) The adjustment is due to the realisation of translation reserve. Under the previous policy, translation differences on monetary items, that in substance, form part of the Company's investment in a foreign entity, are taken directly to translation reserve. Under the present policy, such translation differences are taken to the profit and loss account.

(viii) The decrease in the fair value and other reserves arose mainly because the Group changed its policy to value its owner-occupied freehold land and buildings and the building component of leasehold properties. It also opted to use the "fair value as deemed cost" exemption, under which any revaluations carried out prior to 1 January 2002 are deemed as cost and any balance in the asset revaluation reserve is transferred to revenue reserve.

(ix) The change in revenue reserve is due mainly to the transfer of the balance in the asset revaluation reserve to the revenue reserve for investment properties as described in note (vi), the transfer of the asset revaluation reserve of other freehold land and buildings and the building component of leasehold properties to revenue reserve as described in note (viii) and fair value changes of derivative financial instruments.

3 Reconciliation between IAS 17 and IAS 40 and FRS 25

The following reconciliation of the differences between IAS 17 Leases ("IAS 17") and IAS 40 Investment Properties ("IAS 40") and Singapore's FRS 25 Accounting for Investments ("FRS 25") is disclosed as required by the Accounting and Corporate Regulatory Authority in approving the Company's application for the adoption of International Financial Reporting Standards.

The differences between IAS 17 and IAS 40 and FRS 25 arise from the accounting treatment of valuation changes in investment properties. Under IAS 40, investment properties are carried at fair value and changes in fair values are recognised directly in the consolidated profit and loss account. This contrasts with FRS 25 where the investment properties are carried at revalued amounts. The net surplus or deficit on revaluation is first taken to revaluation reserve unless the revaluation surplus is insufficient to cover the deficit, in which case, the amount by which the deficit exceeds the available surplus is charged to the consolidated profit and loss account. The surplus on revaluation not utilised at the date of the sale of investment properties is taken to the consolidated profit and loss account.

3 Reconciliation between IAS 17 and IAS 40 and FRS 25 (cont'd)

	Investment properties US$m	Net assets US$m	Profit before tax US$m	Profit attributable to shareholders US$m	Earnings per share US¢
IFRS Group balances as at 30 September 2004	43.4	1,392.1	259.3	239.3	72.56
Effect of transfer of fair value changes to asset revaluation reserve on:					
- profit before tax	-	-	2.3	2.3	
- tax	-	-	-	-	
- minority interests	-	-	-	(0.8)	
FRS 25 Group adjusted balances as at 30 September 2004	43.4	1,392.1	261.6	240.8	73.01

4 Profit before tax

	Group					
	Three months ended			Nine months ended		
	30.9.04 US$m	30.9.03 US$m	*Change %*	**30.9.04 US$m**	30.9.03 US$m	*Change %*
Profit before tax is determined after Including:						
Interest expense	**(1.0)**	(3.3)	*- 70*	**(3.5)**	(11.6)	*- 70*
Interest income	**0.7**	0.9	*- 22*	**2.1**	2.1	-
Depreciation and amortisation	**(1.6)**	(1.8)	*-11*	**(7.2)**	(6.3)	*14*
Write-down of fixed assets	-	-	-	**(0.3)**	-	*100*
Writeback/(provision) for stock obsolescence	**1.3**	2.4	*- 46*	**0.4**	(0.5)	*nm*
Writeback/(provision) for doubtful debts	**0.1**	1.0	*- 90*	**(0.8)**	0.6	*nm*
Writeback/(provision) for warranty and goodwill	**(1.7)**	4.3	*nm*	**(5.6)**	(0.7)	*700*
Net exchange gain/(loss)	**(0.1)**	0.9	*nm*	**0.3**	4.8	*- 94*
Profit/(loss) on:						
- sale of property, plant and equipment	**0.1**	5.8	*-98*	**1.2**	5.6	*-79*
- sale of investment properties	-	(0.3)	*- 100*	**(0.9)**	(0.3)	*200*
- sale of subsidiaries	**2.5**	(16.2)	*nm*	**26.6**	(16.2)	*nm*
- sale of an associate	-	-	-	**0.9**	-	*100*
Write-down in value of investment properties	-	-	-	**(19.3)**	(4.6)	*320*
Fair value changes of derivative financial instruments	**(0.2)**	1.7	*nm*	**(0.3)**	3.1	*nm*
Share-based payment	-	-	-	**(0.4)**	-	*100*
Share of associates'						
- exchange gain/(loss) on foreign currency debts	**1.5**	(2.8)	*nm*	**(0.5)**	7.6	*nm*
- gain on sale of investments	**8.7**	34.1	*-75*	**21.0**	31.6	*- 34*
- gain on debt buyback	-	-	-	-	6.6	*- 100*
- fair value adjustment of biological assets	-	(0.2)	*- 100*	-	8.5	*- 100*
Negative goodwill on acquisition of shares in a subsidiary	**3.1**	-	*100*	**3.1**	-	*100*

nm: not meaningful

5 Tax

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies operate after taking into account non-deductible expenses and group tax relief. The Group's higher effective tax rate in the third quarter of 2003 was due mainly to losses on investments not deductible for tax purpose.

6 Earnings per share

	Group			
	Three months ended		Nine months ended	
	30.9.04 US$m	30.9.03 US$m	**30.9.04 US$m**	30.9.03 US$m
Basic earnings per share				
Profit attributable to shareholders	**87.1**	75.5	**239.3**	178.1
Weighted average number of ordinary shares in issue (millions)	**332.3**	289.6	**329.8**	273.7
Basic earnings per share	**US¢26.21**	US¢26.07	**US¢72.56**	US¢65.07
Diluted earnings per share				
Profit attributable to shareholders	**87.1**	75.5	**239.3**	178.1
Weighted average number of ordinary shares in issue (millions)	**332.3**	289.6	**329.8**	273.7
Adjustment for assumed conversion of share options (millions)	**0.6**	0.7	**0.5**	0.6
Weighted average number of ordinary shares for diluted earnings per share (millions)	**332.9**	290.3	**330.3**	274.3
Diluted earnings per share	**US¢26.16**	US¢26.01	**US¢72.45**	US¢64.93
Underlying earnings per share				
Underlying profit attributable to shareholders	**72.9**	54.1	**202.3**	147.6
Basic underlying earnings per share	**US¢21.94**	US¢18.68	**US¢61.34**	US¢53.93
Diluted underlying earnings per share	**US¢21.90**	US¢18.64	**US¢61.25**	US¢53.81

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6 Earnings per share (cont'd)

A reconciliation of the profit attributable to shareholders and underlying profit is as follows:

Three months ended 30 September	2004 US$m	2003 US$m	Change %
Profit attributable to shareholders	87.1	75.5	15
Less: Exceptional items			
Share of associates':			
- gain on sale of investments	8.7	34.1	- 74
- fair value adjustment of biological assets	-	(0.2)	- 100
Negative goodwill on acquisition of shares in a subsidiary	3.1	-	100
Profit on sale of Australian properties	-	3.8	- 100
Loss on exit from Australian operations	-	(14.4)	- 100
Profit on sale of New Zealand subsidiaries	2.5	-	100
Loss on sale of investment properties	(0.1)	(0.2)	-50
Loss on liquidation of a subsidiary	-	(1.7)	- 100
	14.2	21.4	- 34
Underlying profit	72.9	54.1	35

Nine months ended 30 September	2004 US$m	2003 US$m	Change %
Profit attributable to shareholders	239.3	178.1	34
Less: Exceptional items			
Share of associates':			
- gain on sale of investments	21.0	31.6	- 34
- gain on debt buyback	-	6.6	- 100
- fair value adjustment of biological assets	-	8.5	- 100
Negative goodwill on acquisition of shares in a subsidiary	3.1	-	100
Goodwill on acquisition of shares in an associate	(0.7)	-	100
Profit on sale of an associate	0.9	-	100
Profit on sale of Australian properties	-	3.8	- 100
Loss on exit from Australian operations	-	(14.4)	- 100
Profit on sale of New Zealand subsidiaries	26.0	-	100
Write-down in value of investment properties	(12.7)	(3.7)	243
Loss on sale of investment properties	(0.6)	(0.2)	200
Loss on liquidation of a subsidiary	-	(1.7)	- 100
	37.0	30.5	21
Underlying profit	202.3	147.6	37

7 Borrowings

	Group	
	At 30.9.04 US$m	At 31.12.03 US$m
Borrowings due within one year:		
- secured	-	16.1
- unsecured	165.7	243.7
	165.7	259.8
Borrowings due after one year:		
- secured	42.2	57.7
- unsecured	5.6	5.6
	47.8	63.3
Total borrowings	213.5	323.1

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to US$218.4 million (31.12.03: US$240.2 million).

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8 Cash flows from operating activities

	Group			
	Three months ended		Nine months ended	
	30.9.04	30.9.03	**30.9.04**	30.9.03
	US$m	US$m	**US$m**	US$m
Profit before tax	**95.7**	82.6	**259.3**	195.8
Adjustments for:				
Net financing charges	**0.3**	0.7	**1.5**	6.9
Share of associates' and joint ventures' results	**(78.0)**	(70.6)	**(195.5)**	(165.6)
Depreciation and amortisation	**1.6**	1.8	**7.2**	6.3
Foreign exchange translation difference	**4.9**	0.1	**1.1**	19.8
(Profit)/loss on sale of property, plant and equipment	**(0.1)**	(5.8)	**(1.2)**	(5.6)
Loss on sale of investment properties	**-**	0.3	**0.9**	0.3
(Profit)/loss on sale of subsidiaries	**(2.5)**	16.2	**(26.6)**	16.2
Profit on sale of an associate	**-**	-	**(0.9)**	-
Writeback in provision for warranty	**-**	(6.3)	**-**	(6.3)
Negative goodwill on acquisition of shares in a subsidiary	**(3.1)**	-	**(3.1)**	-
Write-down in value of investment properties	**-**	-	**19.3**	4.6
Share-based payment	**-**	-	**0.4**	-
Write-down of fixed assets	**-**	-	**0.3**	-
	(76.9)	(63.6)	**(196.6)**	(123.4)
Operating profit before working capital changes	**18.8**	19.0	**62.7**	72.4
Changes in development properties for sale (excluding interest capitalised during the period)	**(12.5)**	57.1	**(9.5)**	(7.0)
Changes in working capital:				
Stocks	**(29.5)**	18.4	**20.7**	56.1
Debtors	**18.8**	(41.5)	**24.7**	(5.2)
Creditors	**9.4**	47.3	**3.2**	22.9
Retention money payable	**0.7**	0.3	**1.3**	0.7
Cash flows from operations	**5.7**	100.6	**103.1**	139.9

9 Discontinuing operations and non-current assets held for sale

The Group's subsidiaries, namely 83.6% owned subsidiary, CCL (Cyclecarri) Properties Sdn Bhd and 65.6% owned subsidiary, MCL Land (78 SW) Pte Ltd have entered into agreements to sell Wisma Cyclecarri in Malaysia for RM140 million (US$36.8 million) and 78 Shenton Way in Singapore for S$151 million (approximately US$88 million), respectively. The sale of 78 Shenton Way was completed in October 2004 while the completion of the sale of Wisma Cyclecarri remains subject to the fulfillment of all conditions precedent in the sale and purchase agreement.

The sale of these properties forms part of the Group's strategy of selling investment properties and focusing on development properties.

9 Discontinuing operations and non-current assets held for sale (cont'd)

	Group			
	Three months ended		Nine months ended	
	30.9.04	30.9.03	**30.9.04**	30.9.03
	US$m	US$m	**US$m**	US$m
Operating profit of discontinuing operations:				
Revenue	**2.4**	45.6	**92.2**	134.3
Operating expenses	**(0.4)**	(40.5)	**(80.6)**	(119.4)
Operating profit	**2.0**	5.1	**11.6**	14.9
Net financing charge	**0.1**	(0.4)	**(0.4)**	(1.4)
Profit before tax	**2.1**	4.7	**11.2**	13.5
Tax	**(0.9)**	(0.8)	**(2.6)**	(3.1)
Profit after tax	**1.2**	3.9	**8.6**	10.4
Profit on disposal of discontinued operations:				
Sale of New Zealand operations	**2.5**	-	**26.0**	-
Sale of an investment property	**-**	-	**0.2**	-
Write-down in value of investment properties held for sale to fair value less costs to sell	**-**	-	**(19.3)**	(4.6)
Total profit after tax from discontinuing operations	**3.7**	3.9	**15.5**	5.8
Cashflow of discontinuing operations:				
Operating cash flows	**1.0**	6.9	**4.7**	10.7
Investment cash flows	**-**	(0.3)	**38.8**	(1.2)
Financing cash flows	**(11.0)**	(1.2)	**(39.7)**	(2.9)
Total cash inflows/(outflows)	**(10.0)**	5.4	**3.8**	6.6

The major assets and liabilities of the segment were as follows:

	Group As at 30.9.04 US$m
Property, plant and equipment	**1.0**
Investment properties	**123.7**
Total assets	**124.7**
Creditors	**2.5**
Total liabilities	**2.5**
Net assets	**122.2**

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10 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 1,180,400 as at 30 September 2004 (30.9.03: 2,280,900).

Between 1 July 2004 and 30 September 2004, 351,000 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Schemes to subscribe for shares of S$1.00 each in the capital of the Company at the exercise prices of S$2.33, S$2.467, S$2.907, S$2.927 and S$5.699 per share.

On 5 July 2004, 3,277,293 ordinary shares were issued to shareholders who had elected to participate in the Jardine Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend of US$0.07 per ordinary share less 20% Singapore income tax for the financial year ended 31 December 2003.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 July 2004 and 30 September 2004.

11 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	US$m	US$m
Three months ended 30 September 2004		
Jardine Matheson Limited		
- management consultancy services	-	0.5
Cycle & Carriage Bintang Berhad		
- management services	0.1	-
	0.1	0.5
Nine months ended 30 September 2004		
Jardine International Motors (Mauritius) Limited		
- purchase of 33.7% interest in PT Tunas Ridean Tbk	19.8	-
J. I. Motor Holdings B.V.		
- purchase of 12.3% interest in Cycle & Carriage Bintang Berhad	10.9	-
Jardine Matheson Limited		
- management consultancy services	-	1.1
Jardine Matheson (Singapore) Ltd		
- sale of a motor vehicle	-	0.2
Jardine OneSolution (2001) Pte Ltd		
- engagement of IT services	-	0.2
Cycle & Carriage Bintang Berhad		
- rental of property	-	0.1
- management services	0.1	-
	30.8	1.6

12 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 6 of this report.

No other significant transaction or event has occurred between 1 October 2004 and up to the date of this report, except that the partnership of Astra and Standard Chartered PLC had been successful in a joint bid to acquire a controlling interest of 51% in PT Bank Permata Tbk from the Indonesian Government's Asset Management Company, PT Perusahaan Pengelola Aset.

- end -

For further information, please contact:
Jardine Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

The full text of the Financial Statements and Dividend Announcement for the nine months ended 30 September 2004 can be accessed through the internet at 'www.jcclgroup.com'.

MASNET No. 117 OF 29.10.2004
Announcement No. 117

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

9 months 2004 Financial Results of PT Tunas Ridean

We attach for information the announcement of financial results for the nine months of 2004 released by our 34% associated company, PT Tunas Ridean Tbk, in Jakarta today.

2004-3Q Tunas Ridean Financials (press release) 2004-3Q Tunas Ridean Financials (financial)

Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 29/10/2004 to the SGX

PT TUNAS RIDEAN Tbk

Automotive
Finance
Rental
Services

PRESS RELEASE

Tunas Ridean net profit grows 144% in the nine months of 2004

PT Tunas Ridean Tbk's net profit grew by 144% to Rp 115.5 billion in the nine months of 2004, compared to Rp 47.3 billion in the same period last year. Consolidated net revenue was Rp 2,434.6 billion, up 19.3% compared to Rp 2,041.1 billion last year. The increase was due mainly to the increase in the financial services division's revenue, which grew by 42% to Rp 292.6 billion.

The automotive net sales increased by 17% to Rp 2,142.0 billion compared to Rp 1,835.1 billion in the same period of the previous year, resulting from the increase in new car and motorcycle unit sales. New car sales rose by 25% to 12,971 units and motorcycle sales increased by 116% to 51,378 units in the nine months.

New lending rose by 32% during the nine months to Rp 863.3 billion.. This was supported by the success of subsidiary, PT Tunas Financindo Sarana's bond issues of Rp 850 billion and nine new branches, which were opened in strategic cities during the year.

The launch of the Kijang Innova, Toyota's new-generation multipurpose vehicle, in the third quarter is expected to boost Tunas Ridean's sales while the smooth election of the Indonesian President and improved economic situation is expected to increase automotive leasing activities.

Full year (Audited) 2003 *IDR billions*		Nine months (Not audited) 2004 *IDR billions*	2003 *IDR billions*	Growth
2,700.4	Net sales	2,434.6	2,041.1	+19.3%
227.5	Gross profit	245.1	150.4	+63.0%
117.2	Operating profit	143.2	72.6	+97.1%
120.0	Profit before taxation	171.1	74.4	+129.9%
82.1	Net profit	115.5	47.3	+144.2%
59	Earnings per share (IDR)*	83	34	+144.2%

** Based on 1,395 million shares*

For further information, please contact:
Miranti H. Andiyana (6221) 794 4788 or email: miranti@tunasgroup.com

FINANCIAL HIGHLIGHTS


Revenue
3,000
2,500
2,000
1,500
1,000
500
-
Rp billion
1,856
2,041
2,435
Sep-02
Sep-03
Sep-04


Net Profit
140
120
100
80
60
40
20
-
Rp billion
52
47
115
Sep-02
Sep-03
Sep-04

Revenue up 19.3 % on strong Finance growth whilst Net Profit up 144%. Opex up 31% due to opening of 15 new branches (6 Honda & 9 finance).


TFS Lending
1,000
800
600
400
200
-
Rp billion
314
654
863
Sep-02
Sep-03
Sep-04

Tunas Finance lending increased 32% particularly because of 9 new branches opened in strategic cities in Java, Sumatra and Kalimantan.

GROUP CONTACTS

PT Tunas Ridean Tbk – Operational Office
Jl. Pasar Minggu No. 7
Jakarta 12740 Indonesia
Tel. (62 21) 794 4788; Fax. (62 21) 799 5621

Tunas Toyota
Jl. Pasar Minggu No. 7
Jakarta 12740 Indonesia
Tel. (62 21) 794 0777

Tunas Daihatsu
Jl. Prof. Soepomo No. 31
Tebet Jakarta Indonesia
Tel. (62 21) 829 6036

Tunas BMW
Jl. Prof. Soepomo No. 174
Tebet Jakarta Indonesia
Tel. (62 21) 829 8451

Tunas Peugeot
Jl. Kapten Tendean No. 18
Jakarta Indonesia
Tel. (62 21) 7179 0415

Tunas GM AutoWorld
Jl. Sutan Iskandar Muda No. 75 E-F
Arteri Pondok Indah Jakarta Indonesia
Tel. (62 21) 722 5222

Tunas Dwipa Matra (Honda motorcycle)
Jl. DR Saharjo No. 319
Tebet Jakarta Indonesia
Tel. (62 21) 835 7161

Tunas Finance
Jl. Pecenongan No. 60-62
Jakarta 10120 Indonesia
Tel. (62 21) 380 8939

Tunas Rental
Jl. Kapten Tendean No. 15-17
Jakarta Indonesia
Tel. (62 21) 522 4646

For all your automotive needs, please visit
www.tunasgroup.com
Hotline: (62 21) 798 7070

PT Tunas Ridean Tbk

Group Outline

Nine months of 2004

PT TUNAS RIDEAN Tbk

Tunas Ridean Group is the largest independent motor vehicle dealership group in Indonesia representing Toyota, Daihatsu, BMW, Peugeot, Chevrolet, and Honda motorcycles throughout strategic cities in Java and Sumatra.

The Group's Finance Division is also a major provider of vehicle financing plus rental & fleet management services across the country.

Established in 1967, Tunas Ridean operates 133 offices across the country - 30 new car dealerships, 3 used car centers, 37 after-sales service centers, 4 body repair centers, 1 motorcycle main dealership, 10 motorcycle dealerships, 24 vehicle-financing branches and 4 rental & fleet management offices.

Tunas Ridean has been listed on the Jakarta Stock Exchange since 1995, and received awards from Investor magazine as the Best Listed Company in the Trade Sector in 2001 and 2003.

The Group launched TUNASFriend in September 2003 to assist customers with their automotive requests no matter where they are, 24 hours a day – 7 days a week. TUNASFriend incorporates a Mobile Workshop Service, 24 Hour Breakdown and Emergency Assistance, plus a Spare Parts Delivery Service via a fleet of mobile service cars, trucks and motorcycles.

TUNASFriend Hotline (021) 798 8080

AUTOMOTIVE DIVISION

Unit sales and revenue increased 88% & 17% YoY to 64,808 units and Rp 2,142.0 b respectively. The division maintained its national market share at 3.7%.

16 authorized dealerships, 3 used car centers, 4 body repair centers and 13 after-sales service centers in Jakarta, Banten, Cilegon and Bandung.

Sold and service 9,519 and 59,726 units respectively, and our share of the Toyota national and Jakarta markets was 9.5 % & 19.6% respectively.

DAIHATSU

8 authorized dealerships and 4 after-sales service centers in Jakarta, Cilegon, and Bandung

Sold and serviced 2,708 and 17,342 units respectively, and our share of the Daihatsu national and Jakarta markets was 7.9% & 29.9% respectively.

3 authorized dealerships and 3 after-sales service centers in Jakarta and Surabaya.

Sold and serviced 323 and 8,831 units respectively, and our share of the BMW national and Jakarta markets was 23.2% & 41.9% respectively.

PEUGEOT

1 authorized dealership and 1 after-sales service center in Jakarta.

Sold and serviced 138 and 3,430 units respectively, and our share of the Peugeot national and Jakarta markets was 20.0% & 41.6% respectively.

CHEVROLET

2 authorized dealerships and 2 after-sales service centers in Jakarta.

Sold and serviced 282 and 2,647 units respectively, and our share of the GM national and Jakarta markets was 8.8% & 30.6% respectively.

HONDA

1 main dealership in Lampung, 10 authorized dealerships and 10 after-sales service centers in Jakarta, Bekasi, Lampung and Bangka Belitung.

Sold and service 51,378 and 41,803 units respectively, and our share of the Honda national market was 3.3%.

FINANCIAL SERVICES DIVISION

TUNAS FINANCE & RENTAL

24 vehicle financing branches plus 4 rental & fleet management offices in Jakarta, Bekasi, Depok, Cilegon, Tangerang, Bogor, Cirebon, Tasikmalaya, Bandung, Solo, Semarang, Jogja, Surabaya, Malang, Lampung, Medan, Balikpapan, Samarinda, and Makasar.

New lending increased 32% to Rp 863.3 b, and revenue increased 42% to Rp 292.6 b including a 60% increase in revenue from rental & fleet management services.

SHARE PRICE

The Company's share price closed at Rp 435 at Q3 04, having reached a high and low of Rp 485 and Rp 320, respectively, during the period with average trading volume of Rp 6.7 million shares per day.

The company has approved to pay an interim dividend for 2004 of Rp 13 per share, totaling Rp 18.1 billion, which was paid on October 22, 2004.

291

MASNET No. 111 OF 29.10.2004
Announcement No. 111

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

9 months 2004 Financial Results of PT Astra International Tbk

We attach for information the press announcement released by our 45.01% associated company, PT Astra International Tbk ("Astra") in Jakarta today. The Consolidated Financial Statements of Astra for the 9 months 2004 is available on the website of Jardine Cycle & Carriage Limited at www.jcclgroup.com.

2004-3Q Astra Financials (press release).p

Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 29/10/2004 to the SGX

Astra's net revenue increases by 31.5% y.o.y to Rp 31.36 trillion for first nine months of 2004

JAKARTA: PT Astra International Tbk ("Astra or Company") today announced the Group's consolidated unaudited financial results for the nine months ended 30th September 2004.

The Group's net revenue rose by31.5% to Rp 31.36 trillion for the first nine months of 2004 compared to Rp 23.86 trillion in the same period of the previous year. This increase was primarily from the automotive, financial services, agribusiness and heavy equipment divisions. Astra achieved Rp 3.99 trillion net income, an increase of 7.9% compared to Rp 3.70 trillion in 2003.

Gross profit increased by 29.4% from Rp 5.67 trillion to Rp 7.33 trillion despite there being no further contribution from the Toyota manufacturing operations since its restructuring in August 2003. This was due partly to the higher contribution from the consolidation of PT United Tractors Tbk as a subsidiary since June 2004.

Astra's operating income rose by 38.4% from Rp 2.58 trillion in 2003 to Rp 3.56 trillion in 2004 as a result of higher revenue from its subsidiaries. Equity in net income of associates and jointly controlled entities increased by 10.8% from Rp 1.44 trillion to Rp 1.59. trillion.

Astra recorded net other income of Rp 1.01 trillion, from Rp 1.87 trillion, 45.8% lower than 2003. However, gains from sales of the remaining shares in Pramindo and its investment in Berau coal and also lower interest expensewere the major contributor to the total other net income.

Divisional performance

Net revenue from the automotive division grew by 12.1% from Rp 19.70 trillion in 2003 to Rp 22.09 trillion in the first nine months 2004 due to the strong sales of Toyota Avanza and Daihatsu Xenia and also Honda motorcycle.

The Indonesian market for cars increased by 29.6% to 348,639 units from 268,976 units during the nine months. Astra's car sales increased by 37.1% to 154,386 units in 2004 from 112,616 units in 2003 and its market share increased to 44.3% compared with 41.9% in 2003.

"Astra's sales in July and August were however, impacted by the run-out of the Toyota Kijang ahead of the launch of the Kijang Innova in September. The Kijang Innova, Toyota's new-generation multipurpose vehicle, is expected to contribute significantly to the overall car sales," said Budi Setiadharma, President Director of Astra.

The market for motorcycles increased by 40.8% from 2,247,888 units in 2003 to 3,164,307 units in 2004 due to the improved economic conditions, a greater variety of low cost motorcycles introduced by competitors as well as lower interest rates offered by

financial institutions. Sales of Honda motorcycles rose by 30.3% to 1,537,671 units from 1,179,909 units. However, Astra's share of the motorcycle market declined from 52.5% in 2003 to 48.6% in 2004 due to the capacity constraints.

The increase in motorcycle and car sales has had a positive impact on the Company's financial services division. The number of motorcycles financed grew by 75.9% to 618,791 units in 2004 from 351,687 units in 2003 while the number of cars financed rose by 60.2% to 78,809 units from 49,195units.

The agribusiness division continued to enjoy better performance as a result of higher crude palm oil ("CPO") production volume, higher sales and higher selling price. Sales of CPO grew by 35.4% from 386,388 tons to 523,250 tons in 2004, while the selling price of CPO rose by 17%, to Rp 3,881 per kg in 2004 from Rp 3,316 per kg in 2003.

"The smooth election of the new president has led to improvements in the Indonesian macro economic conditions and an increase in investors' confidence. This together with the low interest rate environment is expected to boost overall growth and have a favourable impact on businesses in Indonesia, including Astra," said Mr Setiadharma.

Refinancing plan and interim dividend

Astra prepaid its outstanding Series II debt of USD 103 million and IDR 164 billion from internal funds on 30th September. Discussions with a number of international banks are being processed, for a revolving credit facility with a tentative amount of USD 170 million and Rp 600 billion. The proceeds from the initial drawdown will be used to repay the entire outstanding Series III debt of approximately USD 125 million, at the end of December 2004.

"On 13th October, we announced that Astra would pay an interim dividend of Rp 100 per share on 12th November, 100% more than the 2003 interim dividend. We are pleased that our strong earnings and improved financial position has enabled us to increase value to our shareholders," said Mr Setiadharma.

Note: All figures are taken from the unaudited financial statements for the nine months to 30th September 2004 and 30th September 2003.

Jakarta, 29 October 2004

Aminuddin
Corporate Secretary

MASNET No. 63 OF 29.10.2004
Announcement No. 63

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Third Quarter 2004 Report of Cycle & Carriage Bintang Berhad

We append below the Third Quarter 2004 Report released by our 59.1% subsidiary, Cycle & Carriage Bintang Berhad, to the Kuala Lumpur Stock Exchange today for information.

CCB-3Q2004 results announcement (highlights) CCB-3Q2004 results announcement (income statemer

CCB-3Q2004 results announcement (balance sheet CCB-3Q2004 results announcement (equity statemen

CCB-3Q2004 results announcement (cashflow). CCB-3Q2004 results announcement (notes)

Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 29/10/2004 to the SGX

CYCLE & CARRIAGE BINTANG BERHAD
Quarterly Announcement
for the third quarter ended 30 September 2004

Highlights

- Margins remain under pressure
- Mazda continues to perform well
- New model launches
- Voluntary separation scheme implemented

"The Group experienced a difficult third quarter as margins came under pressure due to the negative effect of a strong Euro and Yen and the sales of pre-facelift models. Profit was below the previous year as the benefit of wholesale margins on Mercedes-Benz stock carried over in 2003 was not repeated."

Tan Sri Abdul Halim Bin Ali, *Chairman*
29 October 2004

Results

	Nine months ended 30 September		
	2004 RM'000	2003 RM'000	Change %
Revenue	**573,525**	724,408	(21)
Profit from ordinary activities before taxation	**23,549**	37,378	(37)
Net profit attributable to shareholders	**14,578**	26,748	(46)
	Sen	Sen	
Basic earnings per share	**14.47**	27.28	(47)
Diluted earnings per share	**14.47**	27.27	(47)
	As at 30.9.2004 RM'000	As at 31.12.2003 RM'000	
Shareholders' funds	**370,579**	369,289	-
	RM	RM	
Net tangible assets per share	**3.68**	3.67	-

The results for the nine months ended 30 September 2004 and 30 September 2003 were not audited. The financial position as at 31 December 2003 was audited.

CYCLE & CARRIAGE BINTANG BERHAD
Quarterly Announcement
for the third quarter ended 30 September 2004

Overview

The Group experienced a difficult third quarter as margins came under pressure due to the negative effect of a strong Euro and Yen and the sales of pre-facelift models. Profit was below the previous year as the benefit of wholesale margins on Mercedes-Benz stock carried over in 2003 was not repeated.

Performance

The Group recorded an unaudited profit before taxation of RM23.5 million for the first nine months of 2004. The result was 37% lower than the corresponding period of 2003, which had the benefit of wholesale margins on Mercedes-Benz stocks carried over.

The retail operations of Mercedes-Benz were impacted by a squeeze in margins, especially on the pre-facelift C-Class and a slow down in after-sales growth after two good quarters. The effect of a strong Yen on Mazda began to be felt in the third quarter although the marque continued to outperform 2003. Peugeot remained a challenge due to the strength of the Euro.

Recent new model launches including the Mazda 6, Mercedes-Benz facelift C-Class and Peugeot 407, are expected to enhance trading.

Costs continue to be incurred in the renovation of the Group's facilities in the Klang Valley and in the development of an effective IT infrastructure. The rationalisation of the Group's workforce made progress with the launch of a voluntary separation scheme which will be implemented fully by year-end.

The share of results of associated companies for the period was a profit of RM4.4 million, against a loss of RM0.8 million in 2003. The loss in 2003 arose from the write-down in the value of one of CCL Group Properties Sdn Bhd's properties.

Developments

Jardine Cycle & Carriage Limited acquired a further 12.3% shareholding in Cycle & Carriage Bintang Berhad from the Jardine Motor Group, increasing its shareholding to 59.1% and making the Company a subsidiary of it.

Outlook

The business environment will continue to be highly competitive until the year-end with margins remaining under pressure and the positive effect of the new models is not expected to be felt until 2005.

Tan Sri Abdul Halim Bin Ali,
Chairman
29 October 2004

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Income Statement
for the third quarter ended 30 September 2004

	Note	3 months ended		9 months ended	
		30.9.2004	30.9.2003	**30.9.2004**	30.9.2003
		RM'000	RM'000	**RM'000**	RM'000
REVENUE	3	**181,943**	178,670	**573,525**	724,408
EXPENSES EXCLUDING FINANCE COST AND TAX		**(182,709)**	(175,868)	**(572,474)**	(699,680)
OTHER OPERATING INCOME		**3,668**	5,703	**20,957**	13,441
PROFIT FROM OPERATIONS		**2,902**	8,505	**22,008**	38,169
FINANCE COST		**(570)**	(3)	**(2,831)**	(8)
SHARE OF RESULTS OF ASSOCIATED COMPANIES		**930**	960	**4,372**	(783)
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION	3	**3,262**	9,462	**23,549**	37,378
TAXATION	7				
- Company and subsidiary companies		**(1,024)**	(2,066)	**(6,825)**	(9,574)
- Associated companies		**(848)**	(325)	**(2,146)**	(1,056)
		(1,872)	(2,391)	**(8,971)**	(10,630)
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**1,390**	7,071	**14,578**	26,748
		sen	sen	**sen**	sen
Earnings per share	8				
- basic		**1.38**	7.21	**14.47**	27.28
- diluted		**1.38**	7.21	**14.47**	27.27

The Condensed Consolidated Income Statement should be read in conjunction with the Group's audited financial statements for the financial year ended 31 December 2003.

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Balance Sheet

	Note	As at 30 September 2004 RM'000	As at 31 December 2003 RM'000
NON CURRENT ASSETS			
Property, plant and equipment	9 & 11	**101,908**	89,812
Investments in associated companies		**94,326**	131,417
Investments in unquoted shares		**66,003**	66,003
Deferred tax assets		**5,148**	11,399
CURRENT ASSETS			
Inventories		**155,080**	206,131
Trade and other receivables		**92,346**	93,800
Short term investments	10	**1,379**	1,379
Bank and cash balances		**18,465**	39,769
		267,270	341,079
CURRENT LIABILITIES			
Provision for liabilities and charges		**(4,705)**	(29,335)
Trade and other payables		**(84,682)**	(73,054)
Revolving credit and bankers' acceptance	17	**(66,566)**	(159,610)
Bank overdrafts	17	**(6,935)**	(8,374)
Taxation		**-**	(48)
		(162,888)	(270,421)
NET CURRENT ASSETS		**104,382**	70,658
NON CURRENT LIABILITIES			
Deferred taxation		**(1,188)**	-
		370,579	369,289
CAPITAL AND RESERVES			
Share capital	12	**100,745**	100,745
Share premium		**23,857**	23,857
Reserves		**245,977**	244,687
		370,579	369,289

The Condensed Consolidated Balance Sheet should be read in conjunction with the Group's audited financial statements for the financial year ended 31 December 2003.

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Statement of Changes in Equity
for the third quarter ended 30 September 2004

		Non-distributable		Distributable	
	Share capital RM'000	Share premium RM'000	Other reserves RM'000	Revenue reserve RM'000	Total RM'000
At 31 December 2003	**100,745**	**23,857**	**9,265**	**235,422**	**369,289**
Net profit for the year	-	-	-	**14,578**	**14,578**
Dividend paid for the year ended:					
- 31 December 2003 (final)	-	-	-	**(7,254)**	**(7,254)**
- 31 December 2004 (interim)				**(3,627)**	**(3,627)**
Share of exchange difference arising on consolidation	-	-	**177**	-	**177**
Negative goodwill	-	-	**132**	-	**132**
Adjustment for prior year's overstatement of gain in associate	-	-	-	**(2,716)**	**(2,716)**
Net profit/(loss) not recognised in the income statement	-	-	**309**	**(2,716)**	**(2,407)**
At 30 September 2004	**100,745**	**23,857**	**9,574**	**236,403**	**370,579**
At 31 December 2002	98,033	11,944	12,650	541,527	664,154
Net profit for the year	-	-	-	26,748	26,748
Dividend paid for the year ended:					
- 31 December 2002 (final)	-	-	-	(17,646)	(17,646)
- 31 December 2003 (interim)				(10,607)	(10,607)
Share of exchange difference arising on consolidation	-	-	(36)	-	(36)
Net loss not recognised in the income statement	-	-	(36)	-	(36)
Issue of shares					
- exercise of share options	189	-	-	-	189
Premium on shares issued	-	654	-	-	654
At 30 September 2003	98,222	12,598	12,614	540,022	663,456

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Group's audited financial statements for the financial year ended 31 December 2003.

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Cash Flow Statement
for the third quarter ended 30 September 2004

	9 months ended 30.9.2004 RM'000	9 months ended 30.9.2003 RM'000
OPERATING ACTIVITIES		
Cash from operations	72,786	199,195
Interest paid	(2,479)	(8)
Interest received	394	2,847
Taxation paid	(1,124)	(8,139)
Net cash flow from operating activities	69,577	193,895
INVESTING ACTIVITIES		
Proceeds from disposal of property, plant and equipment	8,082	1,223
Purchase of property, plant and equipment	(7,317)	(1,768)
Payment for investment in a subsidiary net of cash	(22,572)	-
Payment for investment in unquoted shares	-	(66,003)
Dividends received	36,290	19,151
Net cash flow from investing activities	14,483	(47,397)
FINANCING ACTIVITIES		
Revolving credit and bankers' acceptance	(93,044)	843
Dividends paid	(10,881)	(28,253)
Net cash flow from financing activities	(103,925)	(27,410)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(19,865)	119,088
CASH AND CASH EQUIVALENTS AT		
- BEGINNING OF PERIOD	31,395	89,715
- END OF PERIOD	11,530	208,803

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Group's audited financial statements for the financial year ended 31 December 2003.

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the third quarter ended 30 September 2004

1 Basis of Preparation

This interim report is prepared in accordance with MASB 26 "Interim Financial Reporting" and paragraph 9.22 of Bursa Malaysia Securities Listing Requirements, and should be read in conjunction with the Group's financial statements for the year ended 31 December 2003.

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the year ended 31 December 2003.

2 Qualification of Audit Report

The Group's financial statements for the year ended 31 December 2003 were not subject to any qualification by the auditors.

3 Segment Reporting

The activities of the Group are conducted within Malaysia as shown in the following segments:

	Automobile industry RM'000	* Investment RM'000	Other RM'000	Group RM'000
3 months ended 30 September 2003				
Revenue	178,670	-	-	178,670
Profit before tax	5,849	2,830	783	9,462
3 months ended 30 September 2004				
Revenue	**181,943**	**-**	**-**	**181,943**
Profit/(loss) before tax	**(498)**	**2,830**	**930**	**3,262**
9 months ended 30 September 2003				
Revenue	724,408	-	-	724,408
Profit/(loss) before tax	30,813	8,122	(1,557)	37,378
9 months ended 30 September 2004				
Revenue	**573,525**	**-**	**-**	**573,525**
Profit before tax	**6,332**	**13,073**	**4,144**	**23,549**

* Under the terms of the agreement with DaimlerChrysler AG ("DCAG"), the Company is entitled to receive an annual net dividend income of RM11.2 million in respect of the investment in DaimlerChrysler Malaysia Sdn Bhd ("DCM").

In the event that DCM is unable to declare such dividend in full, DCAG undertakes to pay the shortfall to the extent of RM11.2 million (hereinafter referred to "the minimum assured amount"). The amount receivable from DCAG will be subject to income tax and the Group will effectively receive an annual net income of RM8.1 million.

For the nine months ended 30 September 2004, the Group recognised the minimum assured amount of RM8.4 million based on a time apportioned basis. In addition, a further RM4.6 million (RM3.3 million after tax) was recognised after DCM paid a gross dividend of RM15.6 million (RM11.2 million after tax) in June. This being the difference between the minimum assured amount recognised in 2003 and the payment by DCM in the form of a dividend.

4 Seasonal or Cyclical Factors

There were no major seasonal or cyclical factors affecting the automobile industry.

5 Individually Significant Items

Individually significant items for the nine months ended 30 September 2004 were as follows:

a) The Group recognised income of RM8.4 million in respect of the investment in DaimlerChrysler Malaysia Sdn Bhd on a time apportioned basis as disclosed in Note 3 above.

b) The Group recognised an income of RM4.6 million relating to 2003 in respect of its investment in DaimlerChrysler Malaysia Sdn Bhd as disclosed in Note 3 above.

c) Gain on disposal of certain assets to DaimlerChrysler Malaysia Sdn Bhd amounted to RM5.2 million.

d) Sale of freehold property in Batu Pahat, Johor at a price of RM2.0 million, which contributed a gain of RM0.7 million.

e) The acquisition of an additional 70% equity interest in Cycle & Carriage (Malaysia) Sdn Bhd ("CCM") was completed on 23 March 2004 making CCM a 100% owned subsidiary. Accordingly, CCM has been consolidated in the Group's financial statements.

f) The reversal of part of the prior year's inventory write-down amounting to RM8.0 million, partly offset by an allowance of RM4.0 million made to bring inventory to its net realisable value.

g) A charge of RM2.1 million was made for further rationalisation of the Group's workforce.

6 Changes in Estimates

There were no changes in estimates of amounts reported in prior financial years that have a material effect on the results of the current quarter and the nine months other than that disclosed in Note 5(b).

7 Taxation

	3 months ended		**9 months ended**	
	30.9.2004	30.9.2003	**3.9.2004**	30.9.2003
	RM'000	RM'000	**RM'000**	RM'000
Income tax	**(24)**	1,000	**340**	7,961
Prior year under provision	**277**	17	**278**	17
Deferred tax	**771**	1,049	**6,207**	1,596
Share of tax in associated companies	**848**	325	**2,137**	1,064
Share of deferred tax in associated companies	**-**	-	**9**	(8)
	1,872	2,391	**8,971**	10,630

The average effective tax rate differs from the statutory income tax rate of Malaysia as follows:

	%	%	%	%
Statutory income tax rate of Malaysia	**28**	28	**28**	28
Capital expenditure not deductible for tax purposes	**2**	-	**4**	-
Share of associated company's tax				
- translation/revaluation losses not deductible for tax purposes	**-**	-	**-**	2
- amount under charged in 2003	**-**	-	**2**	-
- capital expenditure not deductible for tax purposes	**18**	-	**2**	-
Tax losses not recognised	**-**	(3)	**1**	(2)
Under accrual in prior year	**9**	-	**1**	-
Average effective tax rate	**57**	25	**38**	28

8 Earnings per Share

	3 months ended		9 months ended	
	30.9.2004	30.9.2003	**30.9.2004**	30.9.2003
(a) Basic earnings per share				
Net profit for the period (RM'000)	**1,390**	7,071	**14,578**	26,748
Weighted average number of ordinary shares in issue ('000)	**100,745**	98,056	**100,745**	98,056
Basic earnings per share (sen)	**1.38**	7.21	**14.47**	27.28
(b) Diluted earnings per share				
Net profit for the period (RM'000)	**1,390**	7,071	**14,578**	26,748
Weighted average number of ordinary shares:				
- in issue ('000)	**100,745**	98,056	**100,745**	98,056
- adjustment for share options ('000)	*	23	*	23
- for diluted earnings per share calculation ('000)	**100,745**	98,079	**100,745**	98,079
Diluted earnings per share (sen)	**1.38**	7.21	**14.47**	27.27

* The effects of anti-dilutive potential ordinary shares (arising from share options) are ignored in calculating the diluted earnings per share.

9 Sales of Unquoted Investments and / or Properties

The following properties were sold during the nine months:

a) The sale of freehold property in Batu Pahat, Johor at a price of RM2.0 million. The profit on disposal was RM0.7 million.

b) The compulsory sale of a small portion of land in Cameron Highlands to the government at a price of RM44,000. The profit on disposal was RM43,000.

There were no sales of any unquoted investments during the nine months.

10 Short Term Investments

a) Purchases and disposals
There were no purchases or disposals of any short term investments during the current quarter and nine months.

b) Investment as at 30 September 2004

	RM'000
At cost	**3,356**
At book value	**1,379**
At market value	**1,379**

11 Property, Plant and Equipment

All property, plant and equipment are stated at cost or at the fair values on acquisition less accumulated depreciation.

12 Debts and Equity Securities

There were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares during the current quarter and the nine months.

13 Dividends

	9 months ended 30 September 2004		9 months ended 30 September 2003	
	Gross dividend per share sen	Amount of dividend net of 28% tax RM'000	Gross dividend per share sen	Amount of dividend net of 28% tax RM'000
Final dividend approved by shareholders in respect of the financial year ended 31 December 2003, paid on 25 June 2004 (2003 : paid on 23 June 2003)	10	7,254	25	17,646
Interim dividend declared in respect of the financial year ended 31 December 2004, paid on 10 September 2004 (2003 : paid on 12 September 2003)	5	3,627	15	10,607

The Board of Directors does not recommend the payment of any dividend in the third quarter.

14 Off Balance Sheet Financial Instruments

The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contracts. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 30 September 2004, the open position of foreign currency forward contracts entered into by the Company was RM4.8 million (the fair value was an unfavourable net position of RM71,000), of which RM2.4 million has been closed as at 25 October 2004. The total amount of foreign currency forward contracts entered into after 30 September 2004 by the Company was RM2.4 million, all of which were still outstanding as at 25 October 2004.

The details of the open contracts as at 25 October 2004 were as follows:

Maturity	Foreign Currency Amount Yen	RM Equivalent
More than 1 month, less than 3 months	140,000,000	4,876,000
Total	140,000,000	4,876,000

The fair value as at 25 October 2004 was a favourable net position of	109,000

The above instruments are executed with credit worthy financial institutions in Malaysia. The directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

15 Changes in the Composition of the Group

There were no changes in the composition of the Group during the current quarter and the nine months including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations, other than the effects of the completion of the acquisition of an additional 70% equity interest in Cycle & Carriage (Malaysia) Sdn Bhd as disclosed in Note 5(e).

On 30 August 2004, Jardine Cycle & Carriage Limited ("JC&C") completed the acquisition of 12.3% of shares in the Company held by J.I. Motor Holdings B.V.. JC&C now holds 59.1% of shares in the Company. The directors now regard JC&C as the holding company whilst Jardine Matheson Holdings Limited remains as the ultimate holding company.

16 Status of Corporate Proposals

The proposals undertaken/announced but not completed at the date of issue of this quarterly report are as follows:

a) On 31 May 2004, the Company entered into a conditional sale and purchase agreement with its wholly owned subsidiary, Ipoh Motors Sdn Bhd for the purchase of two parcels of property in Ipoh for a total purchase consideration of RM7.5 million. The acquisition is in line with the Group's strategy to consolidate all properties within the Group under the Company. There is no financial impact on the Group arising from this transaction;

b) On 31 May 2004, the Company entered into a conditional sale and purchase agreement with its wholly owned subsidiary, Cycle & Carriage (Malaysia) Sdn Bhd for the purchase of a parcel of land in Petaling Jaya and three adjoining shoplots in Kuala Lumpur for a total purchase consideration of RM13.8 million. The acquisition is in line with the Group's strategy to consolidate all properties within the Group under the Company. There is no financial impact on the Group arising from this transaction;

c) On 31 May 2004, the Company entered into a sale and purchase agreement with Alaf Duapuluh Satu Sdn Bhd for the disposal of a piece of leasehold property in Shah Alam, which is surplus to the Group's requirements, at a sale consideration of RM7.1 million. The gain on completion of sale is about RM5.3 million.

d) On 5 August 2004, the Company entered into a sale and purchase agreement with Mutiara Rini Sdn Bhd for the purchase of a parcel of land in Mutiara Damansara for a total purchase consideration of RM13.7 million. The property is earmarked for the construction of a new Mercedes-Benz Autohaus.

Other than the above, there were no corporate proposals undertaken/announced but not completed at the date of issue of this quarterly report.

17 Group Borrowings and Debt Securities

Group borrowings and debt securities as at 30 September 2004:

	RM'000
Bankers' acceptance	26,566
Revolving credit	40,000
Bank overdrafts	6,935
Total	73,501

All the borrowings were short term, unsecured and were denominated in Ringgit Malaysia.

18 Contingent Liabilities

As at the date of issue of this quarterly report, there were no material changes in contingent liabilities as disclosed in the Annual Financial Report for the year ended 31 December 2003 except for the contingent liabilities in respect of various legal claims against the Company amounting to RM2.2 million (31 December 2003: RM1.0 million). After taking appropriate legal advice, the directors are of the opinion that the outcome of such actions is unlikely to give rise to any significant loss to the Group.

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the third quarter ended 30 September 2004

19 Material Litigation

a) On 9 July 1998, the Company initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for settlement by 1 May 2001. However, the debts were not recovered by the stated date. The Company then initiated execution proceedings against both the debtor and the guarantor. The guarantor was adjudged a bankrupt on 30 August 2002 and winding-up order against the debtor was obtained on 22 May 2003. The debts have already been fully provided in the financial statements in prior years.

b) On 18 April 2003, the Company was served an Originating Summons from the solicitors of Hup Lee Coachbuilders Holdings Sdn Bhd ("Hup Lee") for a claim of RM5 million. An amended Originating Summons was served on 1 July 2003 increasing the claim. Hup Lee claimed RM8 million plus interest accrued thereon being alleged wrongful payment made by Hup Lee to the Company in 1997 in respect of some units of bus chassis supplied by the Company to Transit Link Sdn Bhd. Hup Lee was then the appointed bus body builder of Transit Link Sdn Bhd. This Originating Summons was dismissed by the Court on 6 January 2004.

Hup Lee subsequently served a Writ of Summons against the Company on 10 February 2004 on the above claim. The Company filed its defence on 2 March 2004. The hearing on the Company's application to strike out the claim and the mention on Case Management scheduled on 24 August 2004 has been postponed by the Court to 16 December 2004. Based on legal advice, the directors believe that the Company has a reasonable chance of successfully defending the action.

20 Capital Commitments

Capital Commitments of the Group as at 30 September 2004 in relation to acquisition of property, plant and equipment were as follows:

	RM'000
Approved and contracted	**13,933**
Approved but not contracted	**22**
Total	**13,955**

21 Material Change in Current Quarter Results Compared to Preceding Quarter Results

The Group recorded an unaudited profit before taxation of RM3.3 million in the third quarter of 2004, RM8.5 million lower than the preceding quarter. The preceding quarter's results were boosted by an additional RM4.6 million returns from investment in DaimlerChrysler Malaysia Sdn Bhd ("DCM") and gain on disposal of assets to DCM of RM3.5 million. The third quarter results were adversely affected by discounts granted on the pre-facelift Mercedes-Benz C-Class models.

22 Review of Revenue and Profit from Operations

An analysis of the revenue and profit from operations as a result of the transfer of Mercedes-Benz wholesale business to DaimlerChrysler Malaysia Sdn Bhd is as follows:

	3 months ended		9 months ended	
	30.9.2004	30.9.2003	**30.9.2004**	30.9.2003
	RM'000	RM'000	**RM'000**	RM'000
Revenue				
Discontinuing operation	**-**	10,086	**12,849**	255,837
Continuing operations	**181,943**	168,584	**560,676**	468,571
	181,943	178,670	**573,525**	724,408
Profit/(loss) from operations				
Discontinuing operation	**(172)**	(2,400)	**4,502**	2,929
Continuing operations	**3,074**	10,905	**17,506**	35,240
	2,902	8,505	**22,008**	38,169

22 Review of Revenue and Profit from Operations (Con't)

Discontinuing Operation
During the 2003 transitional period, the first six months' results reflected substantially wholesale margins derived from clearance of Mercedes-Benz stocks carried over. The clearance exercise continued into the first half of 2004 for the tail-end stocks. Also included in the current nine months' results was a gain on disposal of certain assets to DaimlerChrysler Malaysia Sdn Bhd which amounted to RM5.2 million.

Continuing Operations
The retail operations of Mercedes-Benz were impacted by a squeeze in margins, especially on the pre-facelift C-Class and a slow down in after-sales growth after two good quarters. The effect of a strong Yen on Mazda began to be felt in the third quarter although the marque continued to outperform 2003. Peugeot remained a challenge due to the strength of the Euro.

Recent new model launches including the Mazda 6, Mercedes-Benz facelift C-Class and Peugeot 407, are expected to enhance trading.

Costs continue to be incurred in the renovation of the Group's facilities in the Klang Valley and in the development of an effective IT infrastructure. The rationalisation of the Group's workforce made progress with the launch of a voluntary separation scheme which will be implemented fully by year-end.

The share of results of associated companies for the period was a profit of RM4.4 million, against a loss of RM0.8 million in 2003. The loss in 2003 arose from the write-down in the value of one of CCL Group Properties Sdn Bhd's properties.

23 Variance of Actual Profit from Forecast Profit

The Company did not make any profit forecast.

24 Material Subsequent Events

There were no material events subsequent to 30 September 2004 that have not been reflected in the financial statements for the period ended 30 September 2004 up to the date of issue of this quarterly report.

For further information, please contact: Mr. Joshua Chetwode, Director of Finance at Tel: 03-79678777

289

MASNET No. 14 OF 27.10.2004
Announcement No. 15

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 26 October 2004 purchased from the market 10,679,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR7,844 per share for a total consideration of IDR83.8 billion (approximately US$9.2 million).

The additional shares increased JC&C's shareholding in Astra from 44.74% to 45.01%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 27/10/2004 to the SGX

MASNET No. 13 OF 26.10.2004
Announcement No. 13

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 25 October 2004 purchased from the market 8,554,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at IDR7,900 per share for a total consideration of IDR67.6 billion (approximately US$7.4 million).

The additional shares increased JC&C's shareholding in Astra from 44.53% to 44.74%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 26/10/2004 to the SGX

MASNET No. 10 OF 25.10.2004
Announcement No. 10

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 22 October 2004 purchased from the market 5,269,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR7,862 per share for a total consideration of IDR41.4 billion (approximately US$4.6 million).

The additional shares increased JC&C's shareholding in Astra from 44.40% to 44.53%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 25/10/2004 to the SGX

MASNET No. 15 OF 22.10.2004
Announcement No. 15

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 21 October 2004 purchased from the market 19,945,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR7,812 per share for a total consideration of IDR155.8 billion (approximately US$17.1 million).

The additional shares increased JC&C's shareholding in Astra from 43.91% to 44.40%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 22/10/2004 to the SGX

MASNET No. 7 OF 21.10.2004
Announcement No. 7

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 20 October 2004 purchased from the market 26,255,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR7,857 per share for a total consideration of IDR206.3 billion (approximately US$22.7 million).

The additional shares increased JC&C's shareholding in Astra from 43.26% to 43.91%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 21/10/2004 to the SGX

MASNET No. 16 OF 20.10.2004
Announcement No. 16

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 19 October 2004 purchased from the market 10,073,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR7,883 per share for a total consideration of IDR79.4 billion (approximately US$8.7 million).

The additional shares increased JC&C's shareholding in Astra from 43.01% to 43.26%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 20/10/2004 to the SGX

MASNET No. 8 OF 19.10.2004
Announcement No. 8

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 18 October 2004 purchased from the market 5,680,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR7,899 per share for a total consideration of IDR44.9 billion (approximately US$4.9 million).

The additional shares increased JC&C's shareholding in Astra from 42.87% to 43.01%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 19/10/2004 to the SGX

MASNET No. 8 OF 18.10.2004
Announcement No. 8

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 15 October 2004 purchased from the market 3,283,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at IDR7,900 per share for a total consideration of IDR25.9 billion (approximately US$2.9 million).

The additional shares increased JC&C's shareholding in Astra from 42.79% to 42.87%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 18/10/2004 to the SGX

MASNET No. 12 OF 15.10.2004
Announcement No. 12

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Standard Chartered and Astra Consortium Signed Agreement to Acquire 51% Controlling Interest in Bank Permata

We would like to inform that PT Astra International Tbk, a 43% associate of Jardine Cycle & Carriage Limited, has made the following public disclosure to the Jakarta Stock Exchange today.

1. That on 14 October 2004, the Consortium of Standard Chartered Bank PLC ("**Standard Chartered**") and PT Astra International Tbk ("**Astra**") signed the Sale and Purchase Agreement to acquire a controlling interest of 51% in PT Bank Permata Tbk ("Bank Permata") owned by the Indonesian Government through PT Perusahaan Pengelolaan Aset (Persero).

2. Astra and Standard Chartered will own 25.5% shares of Bank Permata respectively.

3. The acquisition price of 25.5% Bank Permata shares is IDR 1.388 trillion (approximately US$152.28 million).

4. The acquisition is expected to be completed in November 2004 following the fulfilment of the conditions precedent which among others include passing the Fit and Proper Test of Bank Indonesia.

Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 15/10/2004 to the SGX

MASNET No. 9 OF 15.10.2004
Announcement No. 9

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 14 October 2004 purchased from the market 5,708,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at IDR7,900 per share for a total consideration of IDR45.09 billion (approximately US$4.96 million).

The additional shares increased JC&C's shareholding in Astra from 42.65% to 42.79%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 15/10/2004 to the SGX

MASNET No. 10 OF 14.10.2004
Announcement No. 10

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 13 October 2004 purchased from the market 14,000,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR7,886 per share for a total consideration of IDR110.4 billion (approximately US$12.1 million).

The additional shares increased JC&C's shareholding in Astra from 42.31% to 42.65%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 14/10/2004 to the SGX

MASNET No. 70 OF 13.10.2004
Announcement No. 70

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

PT Astra International Tbk's Announcement of Interim Dividend 2004

Jardine Cycle & Carriage wishes to inform that its associated company, PT Astra International Tbk, has announced today an interim dividend of Rp 100 per share for the financial year ending 31 December 2004. The interim dividend will be paid on 12 November 2004. Jardine Cycle & Carriage expects to receive the net amount of about US$17.7 million from this interim dividend.

Submitted by Ho Yeng Tat, Group Company Secretary on 13/10/2004 to the SGX

MASNET No. 16 OF 13.10.2004
Announcement No. 16

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 12 October 2004 purchased from the market 10,396,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR7,892 per share for a total consideration of IDR82 billion (approximately US$9 million).

The additional shares increased JC&C's shareholding in Astra from 42.05% to 42.31%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 13/10/2004 to the SGX

MASNET No. 117 OF 08.10.2004
Announcement No. 117

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Standard Chartered and Astra Consortium is the Preferred Bidder for Bank Permata

We attach for information a public announcement released in Jakarta today by PT Astra International Tbk, a 42.05% associate of Jardine Cycle & Carriage Limited.

Bank Permata (Press Release) 08oct04.

Submitted by Ho Yeng Tat, Group Company Secretary on 08/10/2004 to the SGX

ASTRA international

Standard Chartered

STANDARD CHARTERED and PT ASTRA INTERNATIONAL SELECTED AS PREFERRED BIDDER TO ACQUIRE CONTROLLING INTEREST IN INDONESIA'S BANK PERMATA

8 October 2004: The Indonesian government has announced that the partnership of Standard Chartered PLC and PT Astra International Tbk (Astra) has been selected as the preferred bidder, in a joint bid, to acquire a controlling interest of 51% in PT Bank Permata Tbk (Bank Permata) from the Indonesian Government's State-owned Asset Management Company, PT Perusahaan Pengelola Aset ("PPA").

The partnership will now negotiate the sale and purchase agreement with PPA and seek Bank Indonesia approval.

Bank Permata is one of the largest banks in Indonesia by assets and branches. It has 310 branches, a million customers and assets of US$3.3 billion.

It is the final auction of a majority stake in an Indonesian bank by the Indonesian Government.

Stewart Hall, Chief Executive Officer, Standard Chartered Indonesia, said:

"We are delighted to be named preferred bidder for a majority stake in Bank Permata. Permata is one of Indonesia's best-run banks, with excellent prospects in consumer banking and in the Small Medium Enterprise sector. We will supplement Bank Permata's management skill and customer penetration with our international network and expertise in operations, risk management and consumer banking to benefit customers and staff at Bank Permata, as well as the wider Indonesian economy.

"Standard Chartered has been part of the Indonesian business community for more than 140 years. Indonesia has a population of 220 million and a banking sector with scope for significant development."

"This investment in Bank Permata will enhance our presence in Indonesia's growing financial services industry. We want to thank the Government and PPA for conducting a fair and transparent process."

Budi Setiadharma, President Director, PT Astra International, said today:

"We extend our gratitude to all parties for their trust in choosing the Astra and Standard Chartered consortium as preferred bidders. We are fully committed the development of Bank Permata and its focus on consumer service and SMEs."

“This acquisition will further diversify Astra's already strong consumer-focussed business. We look forward to working with Standard Chartered and the management of Bank Permata to develop an outstanding platform to provide world-class banking services to the Indonesian consumer and SME sector.”

“As the Astra and Standard Chartered consortium has been selected, we will participate in the process further in accordance with PPA's guidelines.”

Financing and deal structure

Standard Chartered and Astra have been selected as preferred bidder to acquire from PPA a 51% stake in Bank Permata. The partnership will now finalise the terms of the sales and purchase agreement with PPA and seek Bank Indonesia approval.

The Partnership is constituted under the terms of an agreement, which envisages that, subject to regulatory approvals, Standard Chartered and PT Astra International will each have a 25.5% stake. The acquisition will be financed from existing cash resources.

According to PPA, the acquisition of the 51% stake is expected to be completed in late November.

Notes to Editors

Astra was founded in 1957 as a trading company based in Jakarta, Indonesia, and was initially involved in agriculture. It has since expanded its businesses to be one of the largest diversified companies in Indonesia with six business divisions including automotive, retail financial services, agribusiness, heavy equipment, information technology and infrastructure. Astra became a publicly listed company on 4 April 1990 when it listed its shares on the Jakarta Stock Exchange and the Surabaya Stock Exchange. Astra's current market capitalisation is approximately US$3.4 billion and employs over 95,000 people throughout Indonesia.

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals

and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability. In Indonesia, Standard Chartered is one of the largest and oldest international banks. Established in 1863, Standard Chartered today has 12 branches and offices in 5 major cities with 1,000 staff serving over 100,000 customers across Indonesia. Standard Chartered is also the largest foreign provider of trade and treasury facilities to Indonesian banks. It continued to provide these facilities through the height of Indonesia's political and economic crisis in 1998.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

For further information, please contact:

Astra:	Aminuddin Corporate Secretary and Chief Corporate Communications Telephone: +62 21 6530 4956 Email: aminuddin@ai.astra.co.id
Standard: Chartered	Regina Seow Senior Manager Corporate Affairs Telephone: +65 6530 3488 Email: regina.seow@sg.standardchartered.com

MASNET No. 79 OF 08.10.2004
Announcement No. 79

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	08/10/2004
2. Name of Director:	Philip Eng Heng Nee

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest:	08/10/2004
2. Name of Registered Holder:	The Central Depository (Pte) Ltd
3. Circumstance(s) giving rise to the interest or change in interest:	Others
Please specify details:	Scrip Dividend

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	142,370
As a percentage of issued share capital:	0.043
No. of shares which are the subject of this notice:	563
As a percentage of issued share capital:	0.0002
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held after the change:	142,933
As a percentage of issued share capital:	0.043

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	142,370	
As a percentage of issued share capital:	0.043	
No. of shares held after the change:	142,933	
As a percentage of issued share capital:	0.043	

Note:

No. of options before the change	:	180,000
No. of options after the change	:	180,000

Submitted by Ho Yeng Tat, Group Company Secretary on 08/10/2004 to the SGX

MASNET No. 76 OF 08.10.2004
Announcement No. 76

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

JARDINE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME - ALLOTMENT & ISSUE OF SHARES

Jardine Cycle & Carriage Limited (the "**Company**") is pleased to announce that 926,897 ordinary shares of S$1.00 each in the Company ("**New Shares**") have been allotted and issued to the eligible members of the Company ("**Members**") who have elected to participate ("**Participating Members**") in the Jardine Cycle & Carriage Limited Scrip Dividend Scheme (the "**Scheme**") in respect of the interim dividend of US$0.02 per ordinary share less 20% Singapore income tax for the financial year ending 31 December 2004 (the "**Interim Dividend**"). The issue price of S$6.90 for each New Share, being the average of the last dealt prices of the Company's shares for each of the market days from 18 August 2004 to 20 August 2004, was determined in accordance with Clause 4.9 of the Scheme.

The New Shares were allotted and issued on 8 October 2004 to The Central Depository (Pte) Limited ("**CDP**") (for credit of to the Securities Accounts of Participating Members with CDP) and to Participating Members who are registered in the Company's Register of Members. The Company has applied to the Singapore Exchange Securities Trading Limited for the listing and quotation of the New Shares. The New Shares will rank *pari passu* in all respects with the existing ordinary shares of the Company.

Following the issue of the New Shares, the number of issued and paid-up ordinary shares of the Company has increased to S$333,358,474 ordinary shares of S$1.00 each.

Members who did not elect to participate in the Scheme or who cancelled their permanent election to participate in the Scheme, were paid the Interim Dividend in cash on or about 8 October 2004.

Submitted by Ho Yeng Tat, Group Company Secretary on 08/10/2004 to the SGX

MASNET No. 22 OF 08.10.2004
Announcement No. 22

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 7 October 2004 purchased from the market 2,000,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at IDR7,500 per share for a total consideration of IDR15 billion (approximately US$1.65 million).

The additional shares increased JC&C's shareholding in Astra from 42.00% to 42.05%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 08/10/2004 to the SGX

MASNET No. 9 OF 07.10.2004
Announcement No. 9

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 6 October 2004 purchased from the market 704,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at IDR7,500 per share for a total consideration of about IDR5.28 billion (approximately US$580,000).

The additional shares increased JC&C's shareholding in Astra from 41.98% to 42.00%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 07/10/2004 to the SGX

MASNET No. 9 OF 06.10.2004
Announcement No. 9

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 5 October 2004 purchased from the market 1,900,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR7,500 per share for a total consideration of about IDR14.25 billion (approximately US$1.57 million).

The additional shares increased JC&C's shareholding in Astra from 41.94% to 41.98%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 06/10/2004 to the SGX

MASNET No. 14 OF 05.10.2004
Announcement No. 14

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Incorporation of New Subsidiary in Thailand

Jardine Cycle & Carriage Limited (the "Company") is pleased to announce the incorporation of a new subsidiary in Thailand on 30 September 2004, Cycle & Carriage Mitsu (Thailand) Co., Ltd ("C&C Mitsu"). The issued and paid up capital of C&C Mitsu is THB 25 million (US$600,000). Its principal activity will be motor vehicle dealership. The investment is funded by internal resources.

None of the directors or controlling shareholders of the Company has any interest, direct or indirect, in the above transaction.

Submitted by Ho Yeng Tat, Group Company Secretary on 05/10/2004 to the SGX

MASNET No. 9 OF 13.09.2004
Announcement No. 9

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Substantial Shareholder's Change in Interests

PART I [Please complete this Part]

1. Date of notice to issuer:	10/09/2004
2. Name of Substantial Shareholder:	Jardine Strategic Singapore Pte Ltd

3. Please tick one or more appropriate box(es):

☐ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☒ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of interest:	09/09/2004
2. The change in the percentage level:	From 57.95% to 58.18%
3. Circumstance(s) giving rise to the interest or change in interest:	Others

Please specify details:	Following the acquisition by Jardine Strategic Singapore Pte Ltd ("JSS") of 760,000 shares in the issued share capital of Jardine Cycle & Carriage Limited ("JC&C") on 9 September 2004, JSS held a total of 193,395,417 JC&C shares as at 9 September 2004.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in percentage level is the result of a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	192,635,417	0
As a percentage of issued share capital:	57.95	0
No. of shares held after the change:	193,395,417	0
As a percentage of issued share capital:	58.18	0

Submitted by Ho Yeng Tat, Group Company Secretary on 13/09/2004 to the SGX

MASNET No. 10 OF 13.09.2004
Announcement No. 10

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Substantial Shareholder's Change in Interests

PART I [Please complete this Part]

1. Date of notice to issuer: 10/09/2004

2. Name of Substantial Shareholder: JSH Asian Holdings Limited
Jardine Strategic Holdings Limited
JMH Investments Limited
Jardine Matheson Holdings Limited

3. Please tick one or more appropriate box(es):

☐ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☒ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of interest: 09/09/2004

2. The change in the percentage level: From 57.95% to 58.18%

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details:

Following the acquisition by Jardine Strategic Singapore Pte Limited ("JSS") of 760,000 shares in the issued share capital of Jardine Cycle & Carriage Limited ("JC&C") on 9 September 2004, JSS held a total of 193,395,417 JC&C shares as at 9 September 2004.

By way of direct/indirect substantial shareholding interest in JSS, JSH Asian Holdings Limited, Jardine Strategic Holdings Limited, JMH Investments Limited and Jardine Matheson Holdings Limited were deemed to be interested in JSS's notifiable interest in JC&C as set out above.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in percentage level is the result of a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	0	192,635,417
As a percentage of issued share capital:	0	57.95
No. of shares held after the change:	0	193,395,417
As a percentage of issued share capital:	0	58.18

Submitted by Ho Yeng Tat, Group Company Secretary on 13/09/2004 to the SGX

MASNET No. 58 OF 09.09.2004
Announcement No. 67

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

JARDINE CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has purchased 360,000 stock units of S$1.00 each in MCL Land Limited ("MCL") for a total consideration of S$536,400.00 or $1.49 per stock unit. Consequently, JC&C's shareholding in MCL has increased slightly from 65.55% to 65.65%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional stock units.

Submitted by Ho Yeng Tat, Group Company Secretary on 09/09/2004 to the SGX

MASNET No. 62 OF 03.09.2004
Announcement No. 62

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

JARDINE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME - DESPATCH OF: (I) SCRIP ELECTION NOTICES (II) S$ CURRENCY ELECTION NOTICES

On 3 August 2004, Jardine Cycle & Carriage Limited (the "**Company**") announced the application of the Jardine Cycle & Carriage Limited Scrip Dividend Scheme (the "**Scheme**") to the interim dividend of US$0.02 per share of S$1.00 each less 20% Singapore income tax for the financial year ending 31 December 2004 (the "**Interim Dividend**") and the books closure date for determining shareholders' entitlements to the Interim Dividend.

On 23 August 2004, the Company announced that the issue price of the fully paid new shares to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Interim Dividend, is S$6.90 for each new share. For calculating the S$ amount of the Interim Dividend declared, an exchange rate of US$1.00 to S$1.7069 prevailing on 20 August 2004 was used (or, US$0.02 per share = S$0.0341 per share).

Participation/Non-participation in the Scheme

The Company wishes to announce that Notices of Election have been despatched today to all eligible persons registered as holders of shares in the Register of Members of the Company or the Depository Register, as the case may be, as at 5:00 p.m. on 20 August 2004 (being the last registration date in respect of the Interim Dividend), to whom the Scheme has been made available ("**Members**").

Each Election Notice contains a scrip elective for use by eligible Members electing to participate in the Scheme, and a currency elective for use by eligible Members not electing for scrip and wishing to receive the Interim Dividend in cash in S$ (instead of in US$).

Eligible Members who wish to elect to participate in the Scheme, or who wish to receive the Interim Dividend in S$ cash, must return the Notice of Election with the appropriate section duly completed and signed, to the Company's Share Registrar, M & C Services Private Limited ("**Share Registrar**"), or The Central Depository (Pte) Limited ("**CDP**"), as the case may be, at their respective addresses set out below, by the close of business on 22 September 2004. In the absence of an election, eligible Members will receive the Interim Dividend in US$.

Notices of Election (whether for participation in the Scheme, or opting for the currency election or otherwise) received after the close of business on 22 September 2004 will not be effective.

Eligible Members wishing to receive the Interim Dividend in US$ cash need not take any action.

Members Who Have Previously Made a Permanent Election

Notification in the form of Scrip Dividend Entitlement Advices have also been despatched today to members who have previously made permanent elections to participate in the Scheme in respect of all applicable dividends ("**Permanent Electors**").

Each Scrip Dividend Entitlement Advice also contains a Notice of Cancellation and S$ Currency Election. Permanent Electors who wish to cancel their permanent election to participate in the Scheme from and including this Interim Dividend, and elect to receive cash instead, must return the Scrip Dividend Entitlement Advices with the Notice of Cancellation cum S$ Currency Election section duly completed and signed, to the Share Registrar or CDP, as the case may be, at their respective addresses set out below, by teh close of business on 22 September 2004.

Notices of Cancellation cum S$ Currency Election received after the close of business on 22 September 2004 will not be effective.

Permanent Electors who wish to continue receiving scrip need not take any action.

Members with Small Holdings of Shares

Shareholders to whom the Scheme is not available, being shareholders (including Permanent Electors) who hold 126 shares or less in the Company, will receive the Interim Dividend in cash in US$ unless they elect to receive it in S$.

Permanent Electors wishing to receive the Interim Dividend in S$ cash must return the Scrip Dividend Entitlement Advice with the S$ Currency Election section duly completed and signed, to the Share Registrar or CDP, as the case may be, at their respective addresses set out below, by the close of business on 22 September 2004. In the absence of an election, such shareholders will receive the Interim Dividend in US$.

Non-Permanent Electors wishing to receive the Interim Dividend in S$ cash must return the Notice of Election with the S$ Currency Election section duly completed and signed, to the Share Registrar or CDP, as the case may be, at their respective addresses set out below, by the close of business on 22 September 2004. In the absence of an election, such shareholders will receive the Interim Dividend in US$.

Notices of Election or Scrip Dividend Entitlement Advices received after the close of business on 22 September 2004 will not be effective.

Shareholders wishing to receive the cash dividend in US$ need not take any action.

Overseas Members

Shareholders to whom the Scheme is not available, being overseas shareholders who have not provided registered addresses in Singapore, will receive the Interim Dividend in cash in US$ unless they elect to receive it in S$.

The Company is pleased to announce that S$ Currency Election Notices have been despatched today to them. Such shareholders wishing to receive the Interim Dividend in S$ cash must return the S$ Currency Election Notices, duly completed and signed, to the Share Registrar or CDP, as the case may be, at their respective addresses set out below, by the close of business on 22 September 2004. In the absence of an election, such shareholders will receive the Interim Dividend in US$.

S$ Currency Election Notices received after the close of business on 22 September 2004 will not be effective.

Shareholders wishing to receive the cash dividend in US$ need not take any action.

Other Information

The Interim Dividend will be paid on or about 8 October 2004.

Members who have not received their Notices of Election, Scrip Dividend Entitlement Advice or S$ Currency Election Notice by 9 September 2004 should notify the Share Registrar or CDP, as the case may be, at the following addresses:

M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906

The Central Depository (Pte) Limited
4 Shenton Way #02-01
SGX Centre 2
Singapore 068807

A copy of the Scheme Statement (which contains the terms and conditions of the Scheme) may be obtained upon request from the Share Registrar.

Jardine Cycle & Carriage Limited
Company No. 196900092R

Submitted by Ho Yeng Tat, Group Company Secretary on 03/09/2004 to the SGX

MASNET No. 80 OF 27.08.2004
Announcement No. 80

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 27/08/2004

2. Name of Director: Neville Barry Venter

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest: 27/08/2004

2. Name of Registered Holder: Citibank Nominees Singapore Pte Ltd

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	94,000
As a percentage of issued share capital:	0.028
No. of shares which are the subject of this notice:	94,000
As a percentage of issued share capital:	0.028
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$7.10
No. of shares held after the change:	0
As a percentage of issued share capital:	0

PART III

1. Date of change of interest:

2. *The change in the percentage level:* From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	94,000	
As a percentage of issued share capital:	0.028	
No. of shares held after the change:	0	
As a percentage of issued share capital:	0	

Note:

No. of options before the change	:	160,000
No. of options after the change	:	160,000

Submitted by Ho Yeng Tat, Group Company Secretary on 27/08/2004 to the SGX

MASNET No. 74 OF 24.08.2004
Announcement No. 81

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 24/08/2004

2. Name of Director: Neville Barry Venter

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest: 24/08/2004

2. Name of Registered Holder: Citibank Nominees Singapore Pte Ltd

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	14,000
As a percentage of issued share capital:	0.004
No. of shares which are the subject of this notice:	80,000
As a percentage of issued share capital:	0.024
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.927
No. of shares held after the change:	94,000
As a percentage of issued share capital:	0.028

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	14,000	
As a percentage of issued share capital:	0.004	
No. of shares held after the change:	94,000	
As a percentage of issued share capital:	0.028	

Note:

No. of options before the change	:	240,000
No. of options after the change	:	160,000

Mr Neville Barry Venter has recently transferred 14,000 shares from his Central Depository (Pte) Ltd's account to his account maintained with Citibank Nominees Singapore Pte Ltd.

Submitted by Ho Yeng Tat, Group Company Secretary on 24/08/2004 to the SGX

MASNET No. 60 OF 23.08.2004
Announcement No. 60

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

JARDINE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME - ISSUE PRICE OF NEW SHARES

On 3 August 2004, the Directors of Jardine Cycle & Carriage Limited (the "**Company**") announced the application of the Jardine Cycle & Carriage Limited Scrip Dividend Scheme (the "**Scheme**") to the interim dividend of US$0.02 per share of S$1.00 each less 20% Singapore income tax for the financial year ending 31 December 2004 (the "**Interim Dividend**") and the books closure date for determining shareholders' entitlements to the Interim Dividend.

The Company wishes to inform that for the purposes of the application of the Scheme to the Interim Dividend, the issue price of the fully paid new shares of S$1.00 each in the capital of the Company ("**New Shares**") to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Interim Dividend, is S$6.90 for each New Share, being the average of the last dealt prices for a share on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for each of the three market days during the period commencing on the day on which the shares were first quoted ex-dividend on the SGX-ST after the announcement of the Interim Dividend and ending on 20 August 2004 (being the Books Closure Date for the Interim Dividend). For calculating the S$ amount of the Interim Dividend declared, an exchange rate of US$1.00 to S$1.7069 prevailing on 20 August 2004 was used (or, US$0.02 per share = S$0.0341 per share).

Members not participating in the Scheme will receive the Interim Dividend in cash. They will have the option to receive the Interim Dividend in Singapore Dollars (S$) instead of in US$.

The Interim Dividend will be paid on or about 8 October 2004.

Notices of election (for the scrip alternative and the S$ currency elective) with respect to the Interim Dividend, will be despatched to members on or about 3 September 2004.

A copy of the Scheme Statement, setting out the terms and conditions of the Scheme, is available upon request from the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906.

Submitted by Ho Yeng Tat, Group Company Secretary on 23/08/2004 to the SGX

MASNET No. 64 OF 17.08.2004
Announcement No. 64

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	16/08/2004
2. Name of Director:	Philip Eng Heng Nee

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	16/08/2004
2. Name of Registered Holder:	The Central Depository (Pte) Ltd
3. Circumstance(s) giving rise to the interest or change in interest:	Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	192,370
As a percentage of issued share capital:	0.058
No. of shares which are the subject of this notice:	50,000
As a percentage of issued share capital:	0.015
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$7.00
No. of shares held after the change:	142,370
As a percentage of issued share capital:	0.043

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or

a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	192,370	
As a percentage of issued share capital:	0.058	
No. of shares held after the change:	142,370	
As a percentage of issued share capital:	0.043	

Note:
No. of options before the change : 180,000
No. of options after the change : 180,000

Submitted by Ho Yeng Tat, Group Company Secretary on 17/08/2004 to the SGX

MASNET No. 163 OF 13.08.2004
Announcement No. 163

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	13/08/2004
2. Name of Director:	Neville Barry Venter

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest:	12/08/2004
2. Name of Registered Holder:	Citibank Nominees Singapore Pte Ltd
3. Circumstance(s) giving rise to the interest or change in interest:	Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	80,000
As a percentage of issued share capital:	0.024
No. of shares which are the subject of this notice:	80,000
As a percentage of issued share capital:	0.024
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$6.800
No. of shares held after the change:	0
As a percentage of issued share capital:	0

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	94,000	
As a percentage of issued share capital:	0.028	
No. of shares held after the change:	14,000	
As a percentage of issued share capital:	0.004	

Note:

No. of options before the change : 240,000
No. of options after the change ; 240,000

Submitted by Ho Yeng Tat, Group Company Secretary on 13/08/2004 to the SGX

MASNET No. 160 OF 13.08.2004
Announcement No. 160

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 13/08/2004

2. Name of Director: Philip Eng Heng Nee

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest: 13/08/2004

2. Name of Registered Holder: The Central Depository (Pte) Ltd

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	152,370
As a percentage of issued share capital:	0.046
No. of shares which are the subject of this notice:	40,000
As a percentage of issued share capital:	0.012
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.467
No. of shares held after the change:	192,370
As a percentage of issued share capital:	0.058

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	152,370	
As a percentage of issued share capital:	0.046	
No. of shares held after the change:	192,370	
As a percentage of issued share capital:	0.058	

Note:

No. of options before the change	:	220,000
No. of options after the change	:	180,000

Submitted by Ho Yeng Tat, Group Company Secretary on 13/08/2004 to the SGX

MASNET No. 158 OF 13.08.2004
Announcement No. 158

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Substantial Shareholder's Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 12/08/2004

2. Name of Substantial Shareholder: Jardine Strategic Singapore Pte Ltd

3. Please tick one or more appropriate box(es):

[Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:
As a percentage of issued share capital:

No. of shares which are the subject of this notice:
As a percentage of issued share capital:

Amount of consideration (excluding brokerage and stamp duties) per share paid or received:

No. of shares held after the change:
As a percentage of issued share capital:

PART III

1. Date of change of interest:	12/08/2004
2. The change in the percentage level:	From 51.83% to 57.85%
3. Circumstance(s) giving rise to the interest or change in interest:	Others
Please specify details:	Acquisitions of shares (please see Note below)

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in percentage level is the result of a transaction.

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	172,157,798	
As a percentage of issued share capital:	51.83	
No. of shares held after the change:	192,164,417	
As a percentage of issued share capital:	57.85	

<u>Note</u>:
On 12 August 2004, Jardine Strategic Singapore Pte Ltd ("JSS") acquired from Jardine Strategic Malaysian Investments Pte Limited ("JSMI") its entire interest of 20,006,619 shares in Jardine Cycle & Carriage Limited ("JC&C").

By way of direct / indirect substantial shareholding interest in JSS, JSH Asian Holdings Limited ("JSHAH"), Jardine Strategic Holdings Limited ("JSH"), JMH Investments Limited ("JMHI") and Jardine Matheson Holdings Limited ("JMH") are deemed to be interested in JSS's notifiable interest in JC&C.

By way of direct / indirect substantial shareholding interest in JSMI, JSHAH, JSH, JMHI and JMH are deemed to be interested in JSMI's notifiable interest in JC&C.

Following the acquisition, JSHAH, JSH, JMHI and JMH's deemed interests in JC&C shares through JSS increased by 20,006,619 shares and their deemed interests in JC&C shares through JSMI ceased.

Accordingly, the change did not affect the percentage level of JSHAH, JSH, JMHI and JMH's total deemed interests in JC&C.

Submitted by Ho Yeng Tat, Group Company Secretary on 13/08/2004 to the SGX

MASNET No. 157 OF 13.08.2004
Announcement No. 157

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Substantial Shareholder's Cessation of Interests

PART I [Please complete this Part]

1. Date of notice to issuer: 12/08/2004

2. Name of Substantial Shareholder: Jardine Strategic Malaysian Investments Pte Limited

3. Please tick one or more appropriate box(es):

[Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:
As a percentage of issued share capital:

No. of shares which are the subject of this notice:
As a percentage of issued share capital:

Amount of consideration (excluding brokerage and stamp duties) per share paid or received:

No. of shares held after the change:
As a percentage of issued share capital:

PART III

1. Date of change of interest: 12/08/2004

2. The change in the percentage level: From 6.02% to 0.00%

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: Disposal of shares (please see Note below)

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in percentage level is the result of a transaction

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	20,006,619	0
As a percentage of issued share capital:	6.02	0
No. of shares held after the change:	0	0
As a percentage of issued share capital:	0	0

<u>Note</u>:
On 12 August 2004, Jardine Strategic Malaysian Investments Pte Limited ("JSMI") disposed its entire interest of 20,006,619 shares in Jardine Cycle & Carriage Limited ("JC&C") to Jardine Strategic Singapore Pte Ltd ("JSS").

By way of direct / indirect substantial shareholding interest in JSMI, JSH Asian Holdings Limited ("JSHAH"), Jardine Strategic Holdings Limited ("JSH"), JMH Investments Limited ("JMHI") and Jardine Matheson Holdings Limited ("JMH") are deemed to be interested in JSMI's notifiable interest in JC&C.

By way of direct / indirect substantial shareholding interest in JSS, JSHAH, JSH, JMHI and JMH are deemed to be interested in JSS's notifiable interest in JC&C.

Following the disposal, JSHAH, JSH, JMHI and JMH's deemed interest in JC&C shares through JSMI ceased and their deemed interests in JC&C shares through JSS increased by 20,006,619 shares.

Accordingly, the change did not affect the percentage level of JSHAH, JSH, JMHI and JMH's total deemed interests in JC&C.

Submitted by Ho Yeng Tat, Group Company Secretary on 13/08/2004 to the SGX

258

MASNET No. 96 OF 06.08.2004
Announcement No. 96

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 06/08/2004

2. Name of Director: Philip Eng Heng Nee

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest: 05/08/2004

2. Name of Registered Holder: The Central Depository (Pte) Ltd

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	202,370
As a percentage of issued share capital:	0.061
No. of shares which are the subject of this notice:	50,000
As a percentage of issued share capital:	0.015
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$6.55
No. of shares held after the change:	152,370
As a percentage of issued share capital:	0.046

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	202,370	
As a percentage of issued share capital:	0.061	
No. of shares held after the change:	152,370	
As a percentage of issued share capital:	0.046	

NOTE:

No. of options before the change	:	220,000
No. of options after the change	:	220,000

Submitted by Ho Yeng Tat, Group Company Secretary on 06/08/2004 to the SGX

257

MASNET No. 95 OF 06.08.2004
Announcement No. 95

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. **Date of notice to issuer:** 06/08/2004

2. **Name of Director:** Neville Barry Venter

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 05/08/2004

2. **Name of Registered Holder:** Citibank Nominees Singapore Pte Ltd

3. **Circumstance(s) giving rise to the interest or change in interest:** Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	0
As a percentage of issued share capital:	0
No. of shares which are the subject of this notice:	80,000
As a percentage of issued share capital:	0.024
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.33
No. of shares held after the change:	80,000
As a percentage of issued share capital:	0.024

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	14,000	
As a percentage of issued share capital:	0.004	
No. of shares held after the change:	94,000	
As a percentage of issued share capital:	0.028	

NOTE:

No. of options before the change	:	320,000
No. of options after the change	:	240,000

Submitted by Ho Yeng Tat, Group Company Secretary on 06/08/2004 to the SGX

MASNET No. 56 OF 03.08.2004
Announcement No. 56

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Sale of Office Building by Subsidiary

We attach for information an announcement released to the Singapore Exchange today by MCL Land Limited, a 65.6% subsidiary of Jardine Cycle & Carriage Limited ("JC&C"), relating to the sale of its office building known as 78 Shenton Way.

Had the sale taken place on 30 June 2004, it would not have had a material impact on JC&C's consolidated earnings per share or its consolidated net tangible assets per share as at that date.

None of the directors or substantial shareholders of JC&C has any interest, direct or indirect, in the sale.

Sale of 78 Shenton Way (MCL announcement) 03aug(

Submitted by Ho Yeng Tat, Group Company Secretary on 03/08/2004 to the SGX

MCL LAND

MCL LAND LIMITED

DISPOSAL OF PROPERTY AT 78 SHENTON WAY SINGAPORE 079120

The Board of Directors of MCL Land Limited (the "Company") wishes to announce that the Company's wholly-owned subsidiary company, MCL Land (78 SW) Pte Ltd (the "Vendor") has today entered into a sale and purchase agreement (the "Agreement") with Ferrell Realty Pte. Ltd (the "Purchaser") pursuant to which the Vendor has agreed to sell, and the Purchaser has agreed to acquire, the property known as 78 Shenton Way Singapore 079120 (the "Property") for the purchase consideration of S$151 million (or approximately US$88 million) (the "Price"). The Property is a 34-storey commercial/office complex with a 4-storey podium. It is a leasehold property which has been held by the Vendor for more than 20 years.

The Price was arrived at on a willing buyer, willing seller and commercial arm's length basis. Under the terms of the Agreement, the Price will be satisfied entirely by cash. A deposit of 10% of the purchase price has been paid and the balance will be paid upon completion of the sale which is expected to be in early November 2004.

The Vendor has held the Property for investment purposes for many years. The sale is carried out in the course of the Group's business of commercial and residential property investment and is in line with the Group's strategy of selling investment properties to focus on development properties. It is intended that the net proceeds from the Sale will be used to acquire land for development in Singapore and the region, as and when opportunities arise and for general corporate purposes.

Had the sale taken place on 30 June 2004, it would not have had a material impact on the Company's consolidated earnings per share or its consolidated net tangible assets per share as at that date due to a write-down in value of US$19 million made in June 2004 to reflect the Price prior to the expected sale. Going forward, there will be a reduction of operating profit from investment properties, but the Company expects to generate a higher return from the deployment of the funds released to development properties. The Property contributed a net profit of US$2 million for the six months ended 30 June 2004.

None of the Directors or the controlling shareholders of the Company has any interest, direct or indirect, in the aforesaid transaction.

BY ORDER OF THE BOARD

Submitted by Ho Yeng Tat and Joyce Chang, Joint Company Secretaries on 03/08/2004 to the SGX

MASNET No. 31 OF 03.08.2004
Announcement No. 31

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

(I) Application of the Jardine Cycle & Carriage Limited Scrip Dividend Scheme to the Interim Dividend of US$0.02 per share less 20% tax for the financial year ending 31 December 2004
(II) Currency Elective to receive interim dividend in cash in Singapore Dollars
(III) Interim Dividend - Books Closure

I. APPLICATION OF THE JARDINE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME to the interim Dividend of US$0.02 per share LESS 20% TAX FOR THE FINANCIAL YEAR ENDing 31 DECEMBER 2004

The Board of Directors of the Company is pleased to announce the application of the Jardine Cycle & Carriage Limited Scrip Dividend Scheme (the "**Scheme**") to the interim dividend of US$0.02 per ordinary share of S$1.00 each ("**Share**"), less 20% Singapore income tax, for the financial year ending 31 December 2004 (the "**Interim Dividend**"). The payment of the Interim Dividend was declared by the Board of Directors of the Company earlier today.

The Scheme will provide shareholders of the Company ("**Members**") with the option to elect to receive new Shares in the capital of the Company (the "**New Shares**") in lieu of the cash amount of the Interim Dividend declared on the Shares held by them as at 5:00 p.m. on 20 August 2004 ("**Books Closure Date**") in respect of the Interim Dividend.

Who is Eligible to Participate in the Scheme

All Members entitled to the Interim Dividend will be eligible to participate in the Scheme in respect of the Interim Dividend. However, Members with registered addresses outside Singapore must provide to the Company or (as the case may be) The Central Depository (Pte) Limited ("**CDP**") with addresses in Singapore for the service of notices and documents latest by 13 August 2004 (five market days prior to Books Closure Date). Those who fail to do so ("**Overseas Members**") will not be eligible to participate in the Scheme.

Issue Price

For the purposes of the application of the Scheme to the Interim Dividend, the price at which each New Share is to be issued ("**Issue Price**") will be determined in accordance with the terms and conditions of the Scheme and announced by the Company following the Books Closure Date (on or about 20 August 2004).

Participation in the Scheme

Notices of election ("**Election Notices**") will be despatched to eligible Members as soon as practicable after the Books Closure Date.

Eligible Members can elect to participate in the Scheme for the purpose of the Interim Dividend only, or they can make a permanent election to participate in the Scheme in respect of the Interim Dividend and all future dividends. These options will be provided for in the Election Notices.

Eligible Members who elect to participate in the Scheme may receive New Shares in odd lots. Fractional entitlements to the New Shares shall be rounded up or otherwise dealt with in such manner as the Board may deem fit in the interest of the Company and as may be acceptable to the Singapore Exchange Securities Trading Limited.

Non-Participation in the Scheme

Eligible Members who do not elect to participate in the Scheme will have the option of receiving the Interim Dividend in Singapore Dollars ("**S$**") cash. This option will be provided for in the Election Notices. *In the absence of an election, they will receive the Interim Dividend in United* States Dollars ("**US$**").

Members Who Have Previously Made a Permanent Election

Members who have previously made a permanent election under the Scheme to receive scrip may cancel their permanent scrip elections and opt to receive the Interim Dividend in cash instead. The Scrip Dividend Entitlement Advices to be sent to such Members will incorporate a Notice of Cancellation cum S$ currency election.

Members with Small Holdings of Shares

Members with small holding of Shares as would result in their receiving zero (0) New Shares under the Scheme will be paid the Interim Dividend in cash. This would be the case even if they have made a permanent election to participate in the Scheme. These Members will have the option to receive the Interim Dividend in S$. This option will be provided for in the Election Notices or Scrip Dividend Entitlement Advices sent to such Members. In the absence of an election, they will receive the Interim Dividend in US$.

Overseas Members

Overseas Members will be paid the Interim Dividend in cash. These Members will have the option to receive the Interim Dividend in S$. Currency election notices will be sent to such Members as soon as practicable after the Books Closure Date. In the absence of an election, they will receive the Interim Dividend in US$.

II. CURRENCY ELECTIVE TO RECEIVE INTERIM DIVIDEND IN CASH IN SINGAPORE DOLLARS

Shareholders who wish to receive the Interim Dividend in S$ cash should make the necessary election as described above. *In the absence of an election, shareholders will be paid their* dividend in US$. Shareholders who wish to receive the Interim Dividend in US$ cash need not take any action.

III. INTERIM DIVIDEND - BOOKS CLOSURE DATE

NOTICE IS HEREBY GIVEN that for the purpose of determining Members' entitlement to the Interim Dividend, the Transfer Books and Register of Members will be closed from 21 August 2004 to 23 August 2004 (both dates inclusive). Duly completed transfers received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5:00 p.m. on the Books Closure Date will be registered before entitlements to the Interim Dividend are determined. Members whose securities accounts with CDP are credited with Shares as at the Books Closure Date will be entitled to the Interim Dividend.

Fully paid New Shares to be issued pursuant to elections by Eligible Members to receive the Interim Dividend in scrip will be allotted on or about 8 October 2004. The Interim Dividend will be paid on or about 8 October 2004.

MASNET No. 28 OF 03.08.2004
Announcement No. 28

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

2004 Half Year Results Announcement

We append below the 2004 half year results announcement of Jardine Cycle & Carriage Group together with a slide presentation for the half year ended 30 June 2004.

JC&C 2004 half-year results (profit).p JC&C 2004 half-year results (slide) 03aug04.

Submitted by Ho Yeng Tat, Group Company Secretary on 03/08/2004 to the SGX

Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930
Tel (65) 6473 3122 Fax (65) 6475 7088
corporate.affairs@jcclgroup.com

Press Release

www.jcclgroup.com

3 August 2004

JARDINE CYCLE & CARRIAGE LIMITED
2004 HALF YEAR FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Strong profit growth in first half
- Underlying earnings per share up 12%
- United Tractors' debt restructuring and rights issue
- Singapore Motors' Mercedes-Benz retail exclusivity extended
- Agreement for sale of 78 Shenton Way at US$88 million

"The Group's good trading performance is expected to continue for the remainder of the year, although growth will be at a slower pace than in the first half. Astra's important contribution will, however, depend on the continued currency stability and the maintenance of the current favourable economic conditions."

Anthony Nightingale, *Chairman*
3 August 2004

Group Results

	Six months ended 30 June				
	2004 US$m	Restated 2003 US$m	*Change %*	**2004 S$m**	*Change %*
Revenue	**722**	772	*-6*	**1,228**	*-9*
Profit after tax	**154**	108	*43*	**262**	*39*
Underlying profit attributable to shareholders	**129**	94	*38*	**220**	*34*
Profit attributable to shareholders	**152**	103	*48*	**259**	*45*
	US¢	US¢		**S¢**	
Underlying earnings per share	**39.36**	35.18	*12*	**66.95**	*9*
Earnings per share	**46.32**	38.60	*20*	**78.79**	*17*
	At 30.6.04 US$m	At 31.12.03 US$m		**At 30.6.04 S$m**	
Shareholders' funds	**1,060.7**	992.9	*7*	**1,820.8**	*8*
	US$	US$		**S$**	
Net asset value per share	**3.23**	3.02	*7*	**5.54**	*8*

The exchange rate of US$1=S$1.7166 (31.12.2003: US$1=S$1.701) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.7009 (30.6.2003: US$1=S$1.7486) was used for translating the results for the six months.

The results for the six months ended 30 June 2004 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The unaudited financial results for the period ended 30 June 2003 have been restated to comply with IFRS. These results were not audited nor reviewed by the Auditors.

The financial results for the year ended 31 December 2003 were audited in accordance with the Singapore Auditing Standards.

- more -

CHAIRMAN'S STATEMENT

Overview

Jardine Cycle & Carriage produced a good increase in underlying profit in the first half of 2004 with improved performances from nearly all operations. Astra's financial position benefited from strong operating cash flows and the conclusion of a successful rights issue by United Tractors. Progress has also been made in refocusing the Group's motor operations on Southeast Asia and in the disposal of investment properties.

Performance

The Group's underlying profit after tax and minorities for the period rose to US$129 million, a 38% increase over the prior year's first half. Underlying earnings per share increased 12% to US¢39.36, a lower rate of growth due to the increased share capital following the rights issue in September 2003.

Astra's contribution increased strongly, enhanced by our larger shareholding, despite the disposal of the Toyota manufacturing interest in 2003 and a weaker Rupiah. There were also improved contributions from the Group's motor trading and property interests.

After exceptional items, primarily gains from the sale of the New Zealand motor operations and Astra's telecoms interest partly offset by a property write-down, net profit grew by 48% to US$152 million.

The Group's shareholding in Astra was increased from 37% at the end of 2003 to its current 42% at a cost of US$122 million. Nevertheless, net debt was reduced from US$204 million to US$154 million over the six months, due mainly to higher operating profit and proceeds from the sale of the New Zealand operations and Menara Weld.

The Board has declared a dividend of US¢2.00 (2003: US¢1.72) per share less income tax for the six months ended 30th June 2004, which is available in cash with a scrip alternative.

Group Review

Astra

Astra's contribution to the Group's underlying profit increased by 33% to US$100 million. Astra recorded an exceptional gain mainly on the sale of its remaining stake in its telecom business, Pramindo, giving a contribution after exceptional items of US$112 million, up 27%. Having reached debt release, Astra declared a final dividend of Rp170 per share, to give a 25% payout ratio for 2003; the Group's share before withholding taxes being US$33 million.

In Indonesia, the smooth process of the parliamentary and presidential elections and a low interest rate environment has led to continued buoyant consumer demand. The motor vehicle market grew by 30% to 183,357 units for the first five months of the year, and Astra increased its market share from 42% to 47% due to the successful launches of the competitive Toyota Avanza and Daihatsu Xenia models. The Indonesian motorcycle market also grew strongly to 1,636,193 units, a 48% increase, although Astra's share declined further to 49% due to keen competition and capacity constraints. The strong motor vehicle and motorcycle sales also benefited Astra's consumer finance operations.

- more -

Astra's affiliate, United Tractors, raised some US$71 million through a rights issue in May, following which it repurchased US$66 million face value of debt at a slight discount.

Astra has increased its shareholding in United Tractors to 53% through open market purchases and an excess rights subscription.

Astra also increased its shareholding in Astra Agro Lestari to 80%. Higher palm oil prices and a 30% increase in CPO production for the first five months to 307,938 metric tonnes, gave rise to a strong performance by the agribusiness.

Motor

Underlying profit from the motor operations improved by 61% to US$20 million due to the elimination of the losses from Australia and a good performance by the Singapore motor operations. The New Zealand motor activities traded well prior to their sale, which was completed in June 2004 producing a gain of US$24 million.

The Singapore motor operations achieved increased earnings of US$11 million, up 19%. Mercedes-Benz passenger car sales declined by 12% to 1,640 units. Sales of Mitsubishi and Kia vehicles increased to 4,119 units, a 22% growth, but commercial vehicle sales declined by 18%. Agreement has been reached with DaimlerChrysler to extend the Group's retail exclusivity in Singapore to the end of 2010, after which the dealership agreement will continue indefinitely unless terminated by the parties. Under this agreement, a flagship Mercedes-Benz showroom will be built on a site in Alexandra Road.

The contribution from Cycle & Carriage Bintang ("CCB") was lower at US$1 million without the benefit in 2004 of any carryover of Mercedes-Benz wholesale stock. Market conditions in Malaysia remain difficult due to continuing uncertainty over tariffs. The Group has agreed to acquire a further 12.3% stake in CCB for US$11 million, subject to Malaysian FIC approval, which will increase its shareholding to 59%.

The sale by the Group of its 70% direct interest in Cycle & Carriage (Malaysia) Sdn Bhd to CCB was completed in March 2004.

In March the Group expanded its Indonesian motor interests with the acquisition of a 34% shareholding in PT Tunas Ridean for US$20 million. The acquisition made a positive contribution for the period.

Property

The underlying contribution from property was US$13 million, 26% higher than the same period last year. The Warren, Rio Vista and The Yardley were the major sources of profit for MCL Land.

Significant progress was made in the Group's strategy of selling investment properties to focus on development properties. The sale of Menara Weld was completed in May, and the sale of Wisma Cyclecarri is awaiting Malaysian FIC approval. MCL Land has also reached agreement for the sale of 78 Shenton Way for US$88 million although a write-down in value of US$19 million has been necessitated prior to disposal.

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Outlook

The Group's good trading performance is expected to continue for the remainder of the year, although growth will be at a slower pace than in the first half. Astra's important contribution will, however, depend on continued currency stability and the maintenance of the current favourable economic conditions.

Anthony Nightingale
Chairman
3 August 2004

Jardine Cycle & Carriage Limited
Consolidated Profit and Loss Account

	Note	Three months ended 30.6.04 US$m	30.6.03 US$m	Change %	Six months ended 30.6.04 US$m	30.6.03 US$m	Change %
Continuing operations							
Revenue		**290.3**	366.5	- 21	**632.4**	683.6	- 7
Cost of sales		**(256.0)**	(328.7)	- 22	**(556.9)**	(614.6)	- 9
Group profit		**34.3**	37.8	- 9	**75.5**	69.0	9
Other operating income		**4.4**	2.1	110	**7.5**	3.8	97
Selling and distribution expenses		**(15.0)**	(22.2)	- 32	**(30.5)**	(40.1)	- 24
Administrative expenses		**(10.0)**	(9.1)	10	**(20.2)**	(17.4)	16
Other operating expenses		**0.3**	2.2	-86	**1.0**	3.9	-74
Operating profit		**14.0**	10.8	30	**33.3**	19.2	73
Net financing charges		**(0.5)**	(2.2)	- 77	**(0.7)**	(5.2)	- 87
Share of associates' and joint ventures' results		**70.4**	51.5	37	**117.5**	95.0	24
Profit before tax		**83.9**	60.1	40	**150.1**	109.0	38
Tax		**(3.5)**	(1.0)	250	**(7.7)**	(3.4)	126
Profit after tax from continuing operations		**80.4**	59.1	36	**142.4**	105.6	35
Discontinuing operations							
Profit/(loss) before tax		**8.1**	(0.3)	nm	**13.5**	4.2	221
Tax		**(0.5)**	(0.9)	- 44	**(1.7)**	(2.3)	- 26
Profit/(loss) after tax from discontinuing operations	9	**7.6**	(1.2)	nm	**11.8**	1.9	521
Profit after tax for the period		**88.0**	57.9	52	**154.2**	107.5	43
Profit attributable to:							
Shareholders		**90.7**	55.6	63	**152.2**	102.6	48
Minority interests		**(2.7)**	2.3	nm	**2.0**	4.9	- 59
Net profit		**88.0**	57.9	52	**154.2**	107.5	43
		US¢	US¢		**US¢**	US¢	
Earnings per share:	6						
- basic		**27.64**	20.94	32	**46.32**	38.60	20
- fully diluted		**27.60**	20.91	32	**46.25**	38.58	20

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Jardine Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 30.6.04 US$m	At 31.12.03 US$m
Non-current assets			
Property, plant and equipment		**61.9**	70.8
Investment properties		**44.9**	231.8
Leasehold land payments		**14.9**	15.4
Interests in associates and joint ventures		**765.5**	583.1
Deferred tax assets		**2.8**	1.9
Non-current investments		**23.2**	23.8
Other non-current assets		**0.8**	1.2
Negative goodwill		**-**	(14.1)
		914.0	913.9
Current assets			
Development properties for sale		**335.0**	339.6
Stocks		**94.2**	177.6
Debtors		**147.9**	171.9
Current tax assets		**3.2**	2.3
Short term investment		**-**	1.7
Bank and other liquid funds		**166.8**	119.2
		747.1	812.3
Non-current assets classified as held for sale	9	**123.5**	-
		870.6	812.3
Total assets		**1,784.6**	1,726.2
Non-current liabilities			
Borrowings due after one year	7	**78.9**	63.3
Deferred tax liabilities		**13.0**	8.3
Non-current provisions		**-**	5.9
Other non-current liabilities		**4.9**	4.2
		96.8	81.7
Current liabilities			
Creditors		**124.3**	126.1
Provisions		**19.0**	20.5
Current tax liabilities		**14.3**	15.5
Borrowings due within one year	7	**241.8**	259.8
		399.4	421.9
Liabilities associated with non-current assets classified as held for sale	9	**2.8**	-
		402.2	421.9
Total liabilities		**499.0**	503.6
Net assets		**1,285.6**	1,222.6
Financed by:			
Share capital and reserves			
Share capital		**180.7**	180.4
Share premium		**240.6**	239.9
Fair value and other reserves		**14.4**	13.5
Revenue reserve		**625.0**	559.1
Shareholders' funds		**1,060.7**	992.9
Minority interests		**224.9**	229.7
		1,285.6	1,222.6
Net asset value per share		**US$3.23**	US$3.02

Jardine Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the three months ended 30 June

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2004							
Balance at 1 April	180.5	240.2	14.9	623.9	1,059.5	235.8	1,295.3
Revaluation surplus	-	-	0.2	-	0.2	0.2	0.4
Fair value gain, net of tax - available for sale investments	-	-	(0.4)	-	(0.4)	(0.1)	(0.5)
Share of associate's dilution of interest in investments	-	-	-	(0.3)	(0.3)	-	(0.3)
Translation difference	-	-	-	(70.9)	(70.9)	(3.7)	(74.6)
Net loss not recognised in profit and loss account	-	-	(0.2)	(71.2)	(71.4)	(3.6)	(75.0)
Profit for the financial period	-	-	-	90.7	90.7	(2.7)	88.0
Total recognised gain/(loss) for the financial period	-	-	(0.2)	19.5	19.3	(6.3)	13.0
Dividends (net)	-	-	-	(18.7)	(18.7)	(4.6)	(23.3)
Issue of shares	0.2	0.4	-	-	0.6	-	0.6
Disposal of subsidiaries	-	-	(0.3)	0.3	-	-	-
Balance at 30 June	180.7	240.6	14.4	625.0	1,060.7	224.9	1,285.6
2003							
Balance at 1 April	130.6	142.2	14.4	385.4	672.6	188.1	860.7
Fair value gain, net of tax - available for sale investments	-	-	0.4	-	0.4	-	0.4
Share of associate's dilution of interest in investments	-	-	-	(0.1)	(0.1)	-	(0.1)
Translation difference	-	-	-	30.6	30.6	0.3	30.9
Net gain not recognised in profit and loss account	-	-	0.4	30.5	30.9	0.3	31.2
Profit for the financial period	-	-	-	55.6	55.6	2.3	57.9
Total recognised gain for the financial period	-	-	0.4	86.1	86.5	2.6	89.1
Dividends (net)	-	-	-	(12.9)	(12.9)	(3.5)	(16.4)
Issue of shares	0.3	0.8	-	-	1.1	-	1.1
Acquisition of additional shares in a subsidiary	-	-	-	-	-	(0.1)	(0.1)
Balance at 30 June	130.9	143.0	14.8	458.6	747.3	187.1	934.4

Jardine Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the six months ended 30 June

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2004							
Balance at 1 January							
- as previously reported	180.4	239.9	13.5	559.1	992.9	229.7	1,222.6
- effect of adopting IFRS 3	-	-	-	14.1	14.1	-	14.1
- share of associate's effect of adopting IFRS 3	-	-	-	0.3	0.3	-	0.3
- as restated	180.4	239.9	13.5	573.5	1,007.3	229.7	1,237.0
Revaluation surplus	-	-	1.6	-	1.6	0.2	1.8
Fair value gain, net of tax - available for sale investments	-	-	(0.8)	-	(0.8)	(0.1)	(0.9)
Share of associate's dilution of interest in investments	-	-	-	(5.3)	(5.3)	-	(5.3)
Translation difference	-	-	-	(77.0)	(77.0)	(1.5)	(78.5)
Net gain/(loss) not recognised in profit and loss account	-	-	0.8	(82.3)	(81.5)	(1.4)	(82.9)
Profit for the financial period	-	-	-	152.2	152.2	2.0	154.2
Total recognised gain for the financial period	-	-	0.8	69.9	70.7	0.6	71.3
Dividends (net)	-	-	-	(18.7)	(18.7)	(5.2)	(23.9)
Issue of shares	0.3	0.7	-	-	1.0	0.1	1.1
Fair value of share options not yet vested	-	-	0.4	-	0.4	-	0.4
Disposal of subsidiaries	-	-	(0.3)	0.3	-	(0.3)	(0.3)
Balance at 30 June	180.7	240.6	14.4	625.0	1,060.7	224.9	1,285.6
2003							
Balance at 1 January	130.6	142.2	12.3	333.5	618.6	190.2	808.8
Revaluation surplus	-	-	0.6	-	0.6	-	0.6
Fair value gain, net of tax - available for sale investments	-	-	1.9	-	1.9	-	1.9
Share of associate's dilution of interest in investments	-	-	-	(0.1)	(0.1)	-	(0.1)
Translation difference	-	-	-	35.5	35.5	(1.8)	33.7
Net gain/(loss) not recognised in profit and loss account	-	-	2.5	35.4	37.9	(1.8)	36.1
Profit for the financial period	-	-	-	102.6	102.6	4.9	107.5
Total recognised gain for the financial period	-	-	2.5	138.0	140.5	3.1	143.6
Dividends (net)	-	-	-	(12.9)	(12.9)	(6.1)	(19.0)
Issue of shares	0.3	0.8	-	-	1.1	-	1.1
Acquisition of additional shares in a subsidiary	-	-	-	-	-	(0.1)	(0.1)
Balance at 30 June	130.9	143.0	14.8	458.6	747.3	187.1	934.4

Jardine Cycle & Carriage Limited
Company Balance Sheet

	At 30.6.04 US$m	At 31.12.03 US$m
Non-current assets		
Property, plant and equipment	**0.9**	0.9
Interests in subsidiaries	**442.4**	477.5
Interests in associates	**22.7**	22.9
	466.0	501.3
Current assets		
Amount owing by subsidiaries	**724.9**	595.0
Amount owing by associates	**10.5**	10.6
Debtors	**2.3**	0.7
Short term investment	**-**	0.1
Bank and other liquid funds	**67.9**	36.1
	805.6	642.5
Total assets	**1,271.6**	1,143.8
Non-current liabilities		
Borrowings due after one year	**5.5**	5.6
Deferred tax liabilities	**0.3**	0.4
	5.8	6.0
Current liabilities		
Amount owing to subsidiaries	**59.5**	37.1
Creditors	**9.2**	3.8
Dividend payable	**18.5**	-
Current tax liabilities	**1.1**	1.2
Borrowings due within one year	**203.3**	137.3
	291.6	179.4
Total liabilities	**297.4**	185.4
Net assets	**974.2**	958.4
Financed by:		
Share capital and reserves		
Share capital	**180.7**	180.4
Share premium	**240.6**	239.9
Share option reserve	**0.4**	-
Revenue reserve	**552.5**	538.1
Shareholders' funds	**974.2**	958.4
Net asset value per share	**US$2.96**	US$2.92

Jardine Cycle & Carriage Limited
Company Statement of Changes in Equity for the three months ended 30 June

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
2004					
Balance at 1 April	180.5	240.2	0.4	551.7	972.8
Translation difference	-	-	-	(21.4)	(21.4)
Profit attributable to shareholders	-	-	-	40.9	40.9
Total recognised gain for the financial period	-	-	-	19.5	19.5
Dividends (net)	-	-	-	(18.7)	(18.7)
Issue of shares	0.2	0.4	-	-	0.6
Balance at 30 June	180.7	240.6	0.4	552.5	974.2
2003					
Balance at 1 April	130.6	142.2	-	353.7	626.5
Translation difference	-	-	-	2.6	2.6
Profit attributable to shareholders	-	-	-	70.2	70.2
Total recognised gain for the financial period	-	-	-	72.8	72.8
Dividends (net)	-	-	-	(12.9)	(12.9)
Issue of shares	0.3	0.8	-	-	1.1
Balance at 30 June	130.9	143.0	-	413.6	687.5

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Jardine Cycle & Carriage Limited
Company Statement of Changes in Equity for the six months ended 30 June

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
2004					
Balance at 1 January	180.4	239.9	-	538.1	958.4
Translation difference	-	-	-	(9.0)	(9.0)
Profit attributable to shareholders	-	-	-	42.1	42.1
Total recognised gain for the financial period	-	-	-	33.1	33.1
Dividends (net)	-	-	-	(18.7)	(18.7)
Issue of shares	0.3	0.7	-	-	1.0
Fair value of share options not yet vested	-	-	0.4	-	0.4
Balance at 30 June	180.7	240.6	0.4	552.5	974.2
2003					
Balance at 1 January	130.6	142.2	-	364.3	637.1
Translation difference	-	-	-	(8.3)	(8.3)
Profit attributable to shareholders	-	-	-	70.5	70.5
Total recognised gain for the financial period	-	-	-	62.2	62.2
Dividends (net)	-	-	-	(12.9)	(12.9)
Issue of shares	0.3	0.8	-	-	1.1
Balance at 30 June	130.9	143.0	-	413.6	687.5

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Jardine Cycle & Carriage Limited
Consolidated Statement of Cash Flows

	Note	Three months ended 30.6.04 US$m	Three months ended 30.6.03 US$m	Six months ended 30.6.04 US$m	Six months ended 30.6.03 US$m
Cash flows from operating activities	8	**44.6**	(1.2)	**97.5**	39.3
Cash generated from operations					
Interest paid		**(2.2)**	(7.6)	**(3.4)**	(9.8)
Interest received		**0.6**	0.2	**2.0**	1.4
Other finance costs paid		**-**	(0.1)	**(0.1)**	(0.6)
Income tax paid		**(6.9)**	(2.5)	**(7.8)**	(3.7)
		(8.5)	(10.0)	**(9.3)**	(12.7)
Net cash flows from operating activities		**36.1**	(11.2)	**88.2**	26.6
Cash flows from investing activities					
Sale of property, plant and equipment		**2.8**	0.1	**3.6**	0.6
Sale of shares in associates		**-**	-	**5.6**	-
Sale of other investment		**-**	2.9	**1.7**	2.9
Proceeds from sale of subsidiaries, net of cash disposed		**45.1**	-	**45.1**	-
Proceeds from sale of investment properties		**41.0**	-	**43.1**	1.9
Purchase of property, plant and equipment		**(2.4)**	(2.7)	**(6.9)**	(4.4)
Purchase of shares in a subsidiary		**-**	-	**-**	(0.1)
Purchase of shares in associates		**(89.6)**	-	**(142.8)**	(96.5)
Distribution of excess cash to minority shareholders		**-**	-	**(0.2)**	-
Dividends received from associates		**0.3**	7.9	**0.3**	7.9
Net cash flows used in investing activities		**(2.8)**	8.2	**(50.5)**	(87.7)
Cash flows from financing activities					
Proceeds from issue of shares		**0.6**	1.1	**1.0**	1.1
External loans		**66.8**	(40.5)	**16.8**	7.3
Investment by minority shareholders		**-**	-	**0.1**	-
Dividends paid to minority shareholders		**(4.6)**	(4.2)	**(5.2)**	(6.1)
Net cash flows used in financing activities		**62.8**	(43.6)	**12.7**	2.3
Net change in cash and cash equivalents		**96.1**	(46.6)	**50.4**	(58.8)
Cash and cash equivalents at the beginning of the period		**69.9**	69.8	**116.1**	81.9
Effect of exchange rate changes		**0.8**	-	**0.3**	0.1
Cash and cash equivalents at the end of the period		**166.8**	23.2	**166.8**	23.2

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1 Basis of preparation

The financial statements of the Group and the Company had previously been prepared in accordance with the Singapore Statements of Accounting Standard ("SAS"). Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from financial year commencing on or after 1 January 2003, Singapore-incorporated companies are required to prepare and present their statutory accounts in accordance with the Singapore Financial Reporting Standards ("FRS"). During the previous financial year, the Accounting and Corporate Regulatory Authority (previously Registrar of Companies and Businesses) approved the Company's application for an exemption from compliance with the FRS on the condition that disclosures are made to reconcile the differences between the accounting treatment for investment properties under FRS 25 Accounting for Investments and IAS 17 Leases and IAS 40 Investment Property. These disclosures are set out in Note 3.

These financial statements are prepared in accordance with the International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") issued by the International Accounting Standards Board and related interpretations issued by the International Financial Reporting Interpretation Committee.

The accounting policies used are consistent with those set out in the 2003 audited accounts. There are no changes in those accounting policies except that the Group and the Company have adopted the following IFRSes and revised IASes in 2004 in advance of their effective dates:

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance contracts
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (revised 2004)	Financial Instruments: Recognition and Measurement

The effect of adopting IFRS 2 Share-based Payment is to reduce profit attributable to shareholders in the first half year by US$0.4 million while the effect of adopting IFRS 3 Business Combinations is to increase shareholders' funds as at 1 January 2004 by US$14.4 million and to increase profit attributable to shareholders in the first half year by US$0.9 million. The adoption of the other IFRSes and IASes have no impact on shareholders' funds and profit attributable to shareholders.

The financial statements of the Group and the Company had until 31 December 2002 been prepared in accordance with SAS. SAS differs in certain respects from IFRS. When preparing the Group's and the Company's 2003 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the SAS financial statements to comply with IFRS. The comparative figures in respect of 2003 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from SAS to IFRS on the Group's and the Company's balance sheet and profit and loss are set out in Note 2.

The financial statements of the Group and the Company were previously presented in Singapore dollars, but with effect from the financial statements for the year ended 31 December 2003, have been presented in United States dollars. The comparative figures in respect of 2003 were restated to reflect the change in presentation currency. The exchange rate of US$1=S$1.7166 (31.12.2003: US$1=S$1.701) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.7009 (30.6.2003: US$1=S$1.7486) was used for translating the results for the six months.

2 Effect of transition from SAS to IFRS

(a) Reconciliation of Consolidated Balance Sheet at 1 January 2003 and 30 June 2003

	Reference	SAS S$m	SAS US$m	Effect of transition To IFRS US$m	IFRS US$m
At 1 January 2003					
Property, plant and equipment	(i)	119.8	69.0	3.1	72.1
Leasehold land payments	(ii)	-	-	9.8	9.8
Interests in associates and joint ventures	(iii)	501.5	289.0	18.6	307.6
Debtors	(iv)	379.6	218.8	0.1	218.9
Creditors	(iv)	(219.0)	(126.2)	(2.1)	(128.3)
Deferred tax assets/(liabilities)	(v)	2.0	1.1	(3.7)	(2.6)
Other non-current liabilities	(iv)	(6.0)	(3.5)	(4.1)	(7.6)
Net assets		1,365.6	787.1	21.7	808.8
Fair value and other reserves	(viii)	29.8	15.9	(3.6)	12.3
Revenue reserve	(ix)	500.8	307.7	25.8	333.5
Shareholders' funds		1,034.8	596.4	22.2	618.6
Minority interests		330.8	190.7	(0.5)	190.2
At 30 June 2003					
Property, plant and equipment	(i)	84.8	48.3	0.5	48.8
Leasehold land payments	(ii)	-	-	9.5	9.5
Interests in associates and joint ventures	(iii)	860.1	489.5	31.9	521.4
Debtors	(iv)	319.6	181.9	0.2	182.1
Creditors	(iv)	(190.5)	(108.4)	(1.1)	(109.5)
Deferred tax assets/(liabilities)	(v)	(2.0)	(1.1)	(3.6)	(4.7)
Other non-current liabilities	(iv)	(6.7)	(3.8)	(3.8)	(7.6)
Net assets		1,577.2	897.6	36.8	934.4
Fair value and other reserves	(viii)	81.8	45.7	(30.9)	14.8
Revenue reserve	(ix)	659.7	390.5	68.1	458.6
Shareholders' funds		1,247.7	710.1	37.2	747.3
Minority interests		329.5	187.5	(0.4)	187.1

(b) Reconciliation of Consolidated Profit and Loss for the six months ended 30 June 2003

	Reference	SAS S$m	SAS US$m	Effect of Transition To IFRS US$m	IFRS US$m
Depreciation and amortisation	(i)	(7.0)	(4.0)	(0.5)	(4.5)
Fair value changes in derivative financial instruments	(iv)	-	-	1.4	1.4
Share of results of associates and joint ventures (net of tax)	(iii)	151.0	86.4	8.6	95.0
Profit before tax		181.9	104.0	9.2	113.2
Tax		(10.3)	(5.9)	0.2	(5.7)
Profit attributable to:					
Shareholders		163.1	93.2	9.4	102.6
Minority interests		8.5	4.9	-	4.9

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(c) Reconciliation of Company Balance Sheet at 1 January 2003 and 30 June 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
At 1 January 2003					
Creditors	(iv)	(62.6)	(36.1)	(2.2)	(38.3)
Other non-current liabilities	(iv)	-	-	(3.9)	(3.9)
Net assets		1,116.0	643.2	(6.1)	637.1
Revenue reserve	(ix)	611.8	352.6	11.7	364.3
Shareholders' funds		1,116.0	643.2	(6.1)	637.1
At 30 June 2003					
Creditors	(iv)	(101.0)	(57.5)	(0.9)	(58.4)
Other non-current liabilities	(iv)	(1.4)	(0.8)	(3.8)	(4.6)
Net assets		1,216.3	692.2	(4.7)	687.5
Revenue reserve	(ix)	710.1	404.1	9.5	413.6
Shareholders' funds		1,216.3	692.2	(4.7)	687.5

(d) Reconciliation of Company Profit and Loss for the six months ended 30 June 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
Fair value changes in derivative financial instruments	(iv)	-	-	1.3	1.3
Translation reserve realised	(vii)	-	-	0.6	0.6
Profit before tax		127.4	72.9	1.9	74.8
Profit after tax		119.9	68.6	1.9	70.5

(e) Notes to the reconciliation of Consolidated and Company balance sheets at 1 January 2003 and 30 June 2003 and Consolidated and Company profit and loss for the six months to 30 June 2003

Reference

(i)&(ii) Under the present policy, owner-occupied freehold land and buildings and the building component of leasehold properties are stated at valuation and depreciation is adjusted to reflect the changes in valuation. Under the previous policy, such assets were stated at cost and depreciated.

Leasehold land which are up-front payments to acquire long-term interests in owner-occupied properties are now classified under leasehold land payments and are stated at cost and amortised. Under the previous policy, payments for leasehold land were also stated at cost and amortised, but classified under property, plant and equipment.

(iii) Interests in associates and joint ventures were adjusted to reflect the fair value changes in biological assets, derivative financial instruments and the building component of owner-occupied leasehold properties which are now stated at fair value.

Under the previous policy, biological assets were carried at cost less amortisation, fair value changes of derivative financial instruments which do not qualify as cash flow hedges were not recognised, but disclosed in the financial statements. In addition, owner-occupied buildings were stated at cost less depreciation.

(e) Notes to the reconciliation of Consolidated and Company balance sheets at 1 January 2003 and 30 June 2003 and Consolidated and Company profit and loss for six months to 30 June 2003 (cont'd)

(iv) Debtors, creditors, other non-current assets and liabilities were adjusted to include fair value changes in current and non-current derivative financial instruments.

Under the present policy, outstanding foreign exchange forward contracts and interest rate swaps are carried at fair values. Fair value changes of derivative financial instruments that do not qualify as fair value hedges are recorded in the consolidated profit and loss account, changes in the fair value of derivative financial instruments that qualify as cash flow hedges are recorded in the hedging reserve. Trade creditors hedged by forward exchange contracts are translated at the balance sheet date rates and exchange adjustments are taken to the profit and loss accounts.

Under the previous policy, fair value changes of derivative financial instruments were not recognised, but disclosed in the financial statements and trade creditors hedged by forward exchange contracts were translated at the balance sheet date at the hedged rates.

(v) Deferred tax assets/(liabilities) were adjusted to reflect the effect of the changes in the accounting policies.

(vi) Under the present policy, investment properties are carried at fair value and the surplus or deficit is recognised in the consolidated profit and loss account. Under the previous policy, investment properties are carried at revalued amounts and the surplus or deficit is taken to the asset revaluation reserve. Where the deficit exceeds the surplus, the excess is taken to the consolidated profit and loss account.

(vii) The adjustment is due to the realisation of translation reserve. Under the previous policy, translation differences on monetary items, that in substance, form part of the Company's investment in a foreign entity, are taken directly to translation reserve. Under the present policy, such translation differences are taken to the profit and loss account.

(viii) The decrease in the fair value and other reserves arose mainly because the Group changed its policy to value its owner-occupied freehold land and buildings and the building component of leasehold properties. It also opted to use the "fair value as deemed cost" exemption, under which any revaluations carried out prior to 1 January 2002 are deemed as cost and any balance in the asset revaluation reserve is transferred to revenue reserve.

(ix) The change in revenue reserve is due mainly to the transfer of the balance in the asset revaluation reserve to the revenue reserve for investment properties as described in note (vi), the transfer of the asset revaluation reserve of other freehold land and buildings and the building component of leasehold properties to revenue reserve as described in note (viii) and fair value changes of derivative financial instruments.

3 Reconciliation between IAS 17 and IAS 40 and FRS 25

The following reconciliation of the differences between IAS 17 Leases ("IAS 17") and IAS 40 Investment Properties ("IAS 40") and Singapore's FRS 25 Accounting for Investments ("FRS 25") is disclosed as required by the Accounting and Corporate Regulatory Authority in approving the Company's application for the adoption of International Financial Reporting Standards.

The differences between IAS 17 and IAS 40 and FRS 25 arise from the accounting treatment of valuation changes in investment properties. Under IAS 40, investment properties are carried at fair value and changes in fair values are recognised directly in the consolidated profit and loss account. This contrasts with FRS 25 where the investment properties are carried at revalued amounts. The net surplus or deficit on revaluation is first taken to revaluation reserve unless the revaluation surplus is insufficient to cover the deficit, in which case, the amount by which the deficit exceeds the available surplus is charged to the consolidated profit and loss account. The surplus on revaluation not utilised at the date of the sale of investment properties is taken to the consolidated profit and loss account.

3 Reconciliation between IAS 17 and IAS 40 and FRS 25 (cont'd)

	Investment properties US$m	Net assets US$m	Profit before tax US$m	Profit attributable to shareholders US$m	Earnings per share US¢
IFRS Group balances as at 30 June 2004	44.9	1,285.6	163.6	152.2	46.32
Effect of transfer of fair value changes to asset revaluation reserve:					
- profit before tax	-	-	1.7	1.7	
- tax	-	-	-	-	
- minorities	-	-	-	(0.6)	
FRS 25 Group adjusted balances as at 30 June 2004	44.9	1,285.6	165.3	153.3	46.67

4 Profit before tax

	Group					
	Three months ended			Six months ended		
	30.6.04 US$m	30.6.03 US$m	*Change %*	**30.6.04 US$m**	30.6.03 US$m	*Change %*
Profit before tax is determined after including:						
Interest expense	**(1.2)**	(4.3)	*-72*	**(2.5)**	(8.3)	*-70*
Interest income	**0.6**	0.6	*-*	**1.4**	1.2	*17*
Depreciation and amortisation	**(3.1)**	(2.0)	*55*	**(5.6)**	(4.5)	*24*
Write-down in fixed assets	**-**	-	*-*	**(0.3)**	-	*100*
Provision for stock obsolescence	**(0.7)**	(2.4)	*-71*	**(0.9)**	(2.9)	*-69*
Provision for doubtful debts	**(0.1)**	(0.3)	*-67*	**(0.9)**	(0.4)	*125*
Provision for warranty and goodwill	**(1.7)**	(3.1)	*-45*	**(3.9)**	(5.0)	*-22*
Net exchange gain	**0.8**	1.9	*-58*	**0.4**	3.9	*-90*
Profit/(loss) on:						
- sale of property, plant and equipment	**0.9**	-	*100*	**1.1**	(0.2)	*nm*
- sale of investment properties	**(0.7)**	-	*100*	**(0.9)**	-	*100*
- sale of subsidiaries	**23.5**	-	*100*	**24.2**	-	*100*
- sale of an associate	**-**	-	*-*	**0.9**	-	*100*
Write-down in value of investment properties	**(19.4)**	(4.6)	*322*	**(19.4)**	(4.6)	*322*
Fair value changes of derivative financial instruments	**(0.4)**	1.4	*nm*	**(0.1)**	1.4	*nm*
Share-based payment	**-**	-	*-*	**(0.4)**	-	*100*
Share of associates'						
- exchange gain/(loss) on foreign currency debts	**0.5**	8.8	*-94*	**(2.0)**	10.4	*nm*
- deferred tax	**-**	-	*-*	**-**	2.5	*-100*
- gain/(loss) on sale of investments	**9.7**	(0.1)	*nm*	**12.3**	(2.5)	*nm*
- gain on debt buyback	**-**	1.1	*-100*	**-**	6.6	*-100*
- fair value adjustment of biological assets	**-**	0.1	*-100*	**-**	8.7	*-100*
Goodwill on acquisition of an associate	**-**	-	*-*	**(0.7)**	-	*100*

nm: *not meaningful*

5 Tax

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies operate after taking into account non-deductible expenses and group tax relief. The lower effective tax rate in the second quarter 2003 was due mainly to a tax refund.

6 Earnings per share

	Group			
	Three months ended		Six months ended	
	30.6.04 US$m	30.6.03 US$m	**30.6.04 US$m**	30.6.03 US$m
Basic earnings per share				
Profit attributable to shareholders	**90.7**	55.6	**152.2**	102.6
Weighted average number of ordinary shares in issue (millions)	**328.6**	266.0	**328.5**	265.8
Basic earnings per share	**US¢27.64**	US¢20.94	**US¢46.32**	US¢38.60
Diluted earnings per share				
Profit attributable to shareholders	**90.7**	55.6	**152.2**	102.6
Weighted average number of ordinary shares in issue (millions)	**328.6**	266.0	**328.5**	265.8
Adjustment for assumed conversion of share options (millions)	**0.6**	0.4	**0.4**	0.1
Weighted average number of ordinary shares for diluted earnings per share (millions)	**329.2**	266.4	**328.9**	265.9
Diluted earnings per share	**US¢27.60**	US¢20.91	**US¢46.25**	US¢38.58
Underlying earnings per share				
Underlying profit attributable to shareholders	**70.6**	58.2	**129.4**	93.5
Basic underlying earnings per share	**US¢21.51**	US¢21.91	**US¢39.36**	US¢35.18
Diluted underlying earnings per share	**US¢21.47**	US¢21.88	**US¢39.30**	US¢35.16

6 Earnings per share (cont'd)

A reconciliation of the profit attributable to shareholders and underlying profit is as follows:

Three months ended 30 June	2004 US$m	2003 US$m	Change %
Profit attributable to shareholders	**90.7**	55.6	63
Less: Exceptional items			
Share of associates':			
- gain/(loss) on sale of investments	**9.7**	(0.1)	nm
- gain on debt buyback	**-**	1.1	- 100
- fair value adjustment of biological assets	**-**	0.1	- 100
Profit on sale of New Zealand subsidiaries	**23.5**	-	100
Write-down in value of investment properties	**(12.7)**	(3.7)	243
Loss on sale of investment properties	**(0.4)**	-	100
	20.1	(2.6)	nm
Underlying profit	**70.6**	58.2	21

Six months ended 30 June	2004 US$m	2003 US$m	Change %
Profit attributable to shareholders	**152.2**	102.6	48
Less: Exceptional items			
Share of associates':			
- gain/(loss) on sale of investments	**12.3**	(2.5)	nm
- gain on debt buyback	**-**	6.6	- 100
- fair value adjustment of biological assets	**-**	8.7	- 100
Goodwill on acquisition of an associate	**(0.7)**	-	100
Profit on sale of an associate	**0.9**	-	100
Profit on sale of New Zealand subsidiaries	**23.5**	-	100
Write-down in value of investment properties	**(12.7)**	(3.7)	243
Loss on sale of investment properties	**(0.5)**	-	100
	22.8	9.1	151
Underlying profit	**129.4**	93.5	38

7 Borrowings

	Group	
	At 30.6.04 US$m	At 31.12.03 US$m
Borrowings due within one year:		
- secured	**4.1**	16.1
- unsecured	**237.7**	243.7
	241.8	259.8
Borrowings due after one year:		
- secured	**73.4**	57.7
- unsecured	**5.5**	5.6
	78.9	63.3
Total borrowings	**320.7**	323.1

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to US$234.4 million (31.12.03: US$240.2 million).

8 Cash flows from operating activities

	Group			
	Three months ended		Six months ended	
	30.6.04	30.6.03	**30.6.04**	30.6.03
	US$m	US$m	**US$m**	US$m
Profit before tax	**92.0**	59.8	**163.6**	113.2
Adjustments for:				
Net financing charges	**0.7**	2.7	**1.2**	6.2
Share of associates' and joint ventures' results	**(70.4)**	(51.5)	**(117.5)**	(95.0)
Depreciation and amortisation	**3.1**	2.0	**5.6**	4.5
Foreign exchange translation difference	**(4.6)**	11.2	**(3.7)**	19.7
(Profit)/loss on sale of property, plant and equipment	**(0.9)**	-	**(1.1)**	0.2
Loss on sale of investment properties	**0.7**	-	**0.9**	-
Profit on sale of subsidiaries	**(23.5)**	-	**(24.2)**	-
Profit on sale of an associate	**-**	-	**(0.9)**	-
Write-down in value of investment properties	**19.4**	4.6	**19.4**	4.6
Share-based payment	**-**	-	**0.4**	-
Write-down in fixed assets	**-**	-	**0.3**	-
	(75.5)	(31.0)	**(119.6)**	(59.8)
Operating profit before working capital changes	**16.5**	28.8	**44.0**	53.4
Changes in development properties for sale (excluding interest capitalised during the period)	**2.4**	(54.4)	**3.0**	(64.1)
Changes in working capital:				
Stocks	**7.9**	18.3	**50.2**	37.7
Debtors	**15.0**	11.3	**5.9**	36.3
Creditors	**1.9**	(5.9)	**(6.2)**	(24.4)
Retention money payable	**0.9**	0.7	**0.6**	0.4
Cash flows from operations	**44.6**	(1.2)	**97.5**	39.3

9 Discontinuing operations and non-current assets held for sale

The Group's subsidiaries namely, 78.7% owned subsidiary, CCL (Cyclecarri) Properties Sdn Bhd and 65.6% owned subsidiary, MCL Land (78 SW) Pte Ltd have entered into agreements to sell Wisma Cyclecarri in Malaysia for RM140 million (US$36.8 million) and 78 Shenton Way in Singapore for S$151 million (approximately US$88 million), respectively.

The sale of these properties forms part of the Group's strategy of selling investment properties and focusing on development properties. The sale of the Malaysian property is conditional on, amongst others, the approval of the Foreign Investment Committee in Malaysia.

9 Discontinuing operations and non-current assets held for sale (cont'd)

	Group			
	Three months ended		Six months ended	
Six months ended 30 June	**30.6.04 US$m**	30.6.03 US$m	**30.6.04 US$m**	30.6.03 US$m
Operating profit of discontinuing operations:				
Revenue	**40.5**	44.6	**89.8**	88.7
Operating expenses	**(36.6)**	(39.8)	**(80.2)**	(78.9)
Operating profit	**3.9**	4.8	**9.6**	9.8
Net financing charge	**(0.2)**	(0.5)	**(0.5)**	(1.0)
Profit before tax	**3.7**	4.3	**9.1**	8.8
Tax	**(0.5)**	(0.9)	**(1.7)**	(2.3)
Profit after tax	**3.2**	3.4	**7.4**	6.5
Profit on disposal of discontinued operations:				
Sale of New Zealand operations	**23.5**	-	**23.5**	-
Sale of an investment property	**0.3**	-	**0.3**	-
Write-down of investment properties held for sale to fair value less costs to sell	**(19.4)**	(4.6)	**(19.4)**	(4.6)
Total profit after tax from discontinuing operations	**7.6**	(1.2)	**11.8**	1.9
Cashflow of discontinuing operations:				
Operating cash flows	**0.2**	1.8	**3.7**	3.8
Investment cash flows	**39.0**	(0.2)	**38.8**	(0.9)
Financing cash flows	**(27.0)**	(2.2)	**(28.7)**	(1.7)
Total cash inflows/(outflows)	**12.2**	(0.6)	**13.8**	1.2

The major assets and liabilities of the segment were as follows:

	Group As at 30.6.04 US$m
Property, plant and equipment	**1.0**
Investment properties	**122.5**
Total assets	**123.5**
Creditors	**2.8**
Total liabilities	**2.8**
Net assets	**120.7**

10 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 1,536,400 as at 30 June 2004 (30.6.03: 2,747,900).

Between 1 April 2004 and 30 June 2004, 320,000 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Schemes to subscribe for shares of S$1.00 each in the capital of the Company at the exercise prices of S$2.33, S$2.907, S$2.927 and S$5.699 per share.

On 5 July 2004, 3,277,293 ordinary shares were issued to shareholders who had elected to participate in the Jardine Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend of US$0.07 per ordinary share less 20% Singapore income tax for the financial year ended 31 December 2003.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 April 2004 and 30 June 2004.

11 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	US$m	US$m
Three months ended 30 June 2004		
J. I. Motor Holdings B.V. - purchase of 12.3% interest in Cycle & Carriage Bintang	10.9	-
Jardine Matheson Limited - management consultancy services	-	0.4
Jardine Matheson (Singapore) Ltd - purchase of a motor vehicle	-	0.2
Jardine OneSolution (2001) Pte Ltd - engagement of IT services	-	0.2
Cycle & Carriage Bintang Bhd - rental of property	-	0.1
	10.9	0.9
Six months ended 30 June 2004		
Jardine International Motors (Mauritius) Limited - purchase of 33.7% interest in Tunas Ridean	19.8	-
J. I. Motor Holdings B.V. - purchase of 12.3% interest in Cycle & Carriage Bintang	10.9	-
Jardine Matheson Limited - management consultancy services	-	0.6
Jardine Matheson (Singapore) Ltd - purchase of a motor vehicle	-	0.2
Jardine OneSolution (2001) Pte Ltd - engagement of IT services	-	0.2
Cycle & Carriage Bintang Bhd - rental of property	-	0.1
	30.7	1.1

- more -

12 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 6 of this report.

No other significant transaction or event has occurred between 1 July 2004 and up to the date of this report, except that the Group's 65.6% owned subsidiary, MCL Land (78 SW) Pte Ltd has entered into an agreement to sell its investment property, 78 Shenton Way for S$151 million (approximately US$88 million). The sale of this property forms part of the Group's strategy of selling investment properties and focusing on development properties.

13 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 21 August 2004 to 23 August 2004 (both dates inclusive) for the purpose of determining shareholders' entitlement to the interim dividend.

Duly completed transfers received by Jardine Cycle & Carriage Limited's Share Registrar, M&C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 p.m. on 20 August 2004 ("Books Closure Date") will be registered before entitlements to the interim dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the interim dividend. The interim dividend will be paid on or about 8 October 2004. As in the previous years, shareholders will continue to have the option to receive the dividend in scrip. Shareholders who do not elect for the scrip alternative will have the option to receive the dividend in Singapore dollars. In the absence of any election, the dividend will be paid in US dollars. Details on these electives will be furnished to shareholders in due course.

- end -

For further information, please contact:
Jardine Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

The full text of the Financial Statements and Dividend Announcement for the six months ended 30 June 2004 can be accessed through the internet at 'www.jcclgroup.com'.

Jardine Cycle & Carriage

2004 Interim Results

3rd August 2004

Jardine Cycle & Carriage
Highlights

- Good profit growth from all operations other than Malaysia
- Underlying profit up 38% to US$129m (S$220m)
- Underlying EPS up 12% to US¢39.4 (S¢67)
- Shareholding in Astra increased to 42% at a cost of US$122m
- United Tractors debt restructured, rights issue held & Berau Coal sold
- Mercedes-Benz retail exclusivity in Singapore extended to 2010
- Acquisition of 12.3% stake in CCB awaiting FIC approval
- New Zealand operations sold for a gain of US$23.5m
- 34% stake acquired in PT Tunas Ridean for US$20m
- Agreement signed to sell 78 Shenton Way for US$88m
- Sale of Menara Weld finalised & sale of Wisma Cyclecarri awaiting FIC approval

Financial Highlights

Interim 2003 S$m	**Interim 2004 S$m**		**Interim 2004 US$m**	Interim 2003 US$m	change
1,350	**1,228**	Revenue	**722**	772	-6%
163	**220**	Underlying profit	**129**	94	38%
16	**39**	Exceptional items	**23**	9	151%
179	**259**	Net profit	**152**	103	48%
1,313	**1,821**	Shareholders' funds	**1,061**	747	42%
1,642	**2,207**	Capital employed	**1,286**	934	38%
778	**264**	Net debt	**154**	443	-65%
47%	**12%**	Gearing (net debt/CE)	**12%**	47%	

3

Financial Highlights

Interim 2003 S¢	**Interim 2004 S¢**		**Interim 2004 US¢**	Interim 2003 US¢	change
61.5	**67.0**	Underlying EPS*	**39.4**	35.2	12%
67.5	**78.8**	EPS*	**46.3**	38.6	20%
3.0	**3.4**	Gross dividend per share	**2.0**	1.7	18%
$5.42	**$5.54**	Net asset value per share	**$3.23**	$3.02	7%

* Weighted average number of ordinary shares in issue for 2004 is 328.5m

4

Trading Profit

	Interim 2004 US$m	Interim 2003 US$m	change
Astra	101.9	64.8	57%
Motor			
Singapore	10.9	9.2	18%
Malaysia	1.2	2.7	-56%
Australia	2.2	(4.5)	n.m.
New Zealand	3.2	2.8	14%
Tunas Ridean	1.7	-	n.m.
Other	0.6	(0.4)	n.m.
	19.8	9.8	102%
Property			
MCL Land	12.3	9.6	28%
CCL Group Properties	0.8	0.8	0%
	13.1	10.4	26%
Other interests	(3.4)	(4.4)	-23%
Trading profit	**131.4**	**80.6**	**63%**

5

Net Profit

	Interim 2004 US$m	Interim 2003 US$m	change
Trading profit	**131.4**	**80.6**	**63%**
Material recurring items			
Forex (loss)/gain	(2.0)	10.4	n.m.
Others	-	2.5	n.m.
Underlying profit	**129.4**	**93.5**	**38%**
Gain on TIL/CCNZ sale	23.5	-	n.m.
Gain on Toyota sale	2.5	-	n.m.
Gain/(loss) on Pramindo sale	9.8	(2.5)	n.m.
Gain on Audi sale	0.9	-	n.m.
Palm oil revaluation	-	8.7	n.m.
Gain on debt buyback	-	6.6	n.m.
IP revaluations	(12.7)	(3.7)	243%
Others	(1.2)	-	n.m.
	22.8	9.1	151%
Net profit	**152.2**	**102.6**	**48%**

6

Net debt/ (cash)

	30-Jun 2004 US$m	31-Dec 2003 US$m
JC&C	140.3	106.8
MCL Land	27.8	65.8
CCB	13.7	20.6
Truck Investments	-	8.3
C&C (Australia)	(3.0)	(18.4)
Singapore motors	(6.9)	17.1
CCLGP	(20.9)	2.4
Other	2.9	1.3
Group	153.9	203.9

Group Structure



Jardine Cycle & Carriage
Astra
42%
Motor
Property
Singapore motors
UMF
100%
50%
Cycle & Carriage
Bintang
47%
Cycle & Carriage
(Australia)
100%
Tunas Ridean
34%
MCL Land
66%
CCL Group
Properties
79%

Astra International

Astra International
The market

	5 months ended 31 May		
	2004	2003	change
Toyota	60,160	40,897	47%
Daihatsu	16,357	8,776	86%
Isuzu	8,640	7,399	17%
BMW	742	1,196	-38%
Peugeot	409	556	-26%
Nissan Diesel	653	464	41%
Total	86,961	59,288	47%
Vehicle market	183,357	140,877	30%
Astra market share	47%	42%	
Honda	798,932	596,963	34%
Motorcycle market (incl. Imports)	1,636,193	1,105,221	48%
Astra market share	49%	54%	
Crude palm oil production (MT)	307,938	236,825	30%

Astra International
Revenue by activity

	5 Months ended 31 May 2004 Rp bn	2003 Rp bn	change
Cars	8,924	8,275	8%
Motorcycles	2,098	1,453	44%
Components	1,163	878	32%
Automotive	12,185	10,606	15%
Financial services	1,210	826	46%
Heavy equipment	187	142	32%
IT & Consumer goods	266	280	-5%
Agribusiness	1,510	997	51%
Others	5	11	-55%
Total	15,363	12,862	19%

Astra International

	5 Months ended 31 May 2004 Rp bn	US$m
Revenue	15,363	1,745
Underlying profit	1,930	219
Gain on Pramindo sale	223	26
Net profit	2,153	245

JC&C's share	2004 US$m	2003 US$m	change
Trading profit (inc. adj.)	101.9	64.8	57%
Forex (loss)/gain (adj. For Jun)	(2.0)	10.4	n.m.
Underlying profit	99.9	75.2	33%
Gain on Toyota sale	2.5	-	n.m.
Gain/(loss) on Pramindo sale	9.8	(2.5)	n.m.
Palm oil revaluation	-	8.7	n.m.
Gain on debt buyback	-	6.6	n.m.
Net contribution	112.2	88.0	28%

Astra International

Review

- *Smooth process of the parliamentary & presidential elections & a low interest rate environment has led to continued buoyant consumer demand*
- *Motor vehicle market grew by 30% & motorcycle market grew by 48%*
- *Palm oil benefiting from improved productivity & higher CPO prices*
- *JC&C increased the stake in Astra with the acquisition of 197.9m shares to 42%*
- *United Tractors' debt restructured, rights issue held & Berau Coal sold*
- *Shareholding in Astra Agro Lestari increased to 80% & United Tractors to 53%*

13

Motor

Singapore Motors
The market

	Interim 2004	Interim 2003	Change
Mercedes-Benz	1,640	1,874	-12%
Mitsubishi	2,831	2,274	24%
Kia	1,288	1,116	15%
Total	5,759	5,264	9%
Passenger car market	48,002	38,423	25%
C&C market share	12%	14%	
Commercial vehicles (excluding taxis)	388	475	-18%
Commercial Vehicles market	7,591	6,640	14%
C&C market share	5%	7%	

15

Singapore Motors

	Interim 2004 S$m	Interim 2003 S$m	Change
Revenue	788.1	786.0	0%
Contributions:			
Motor operations	21.8	20.1	8%
Auto finance	9.6	7.8	23%
	31.4	27.9	13%
Overheads & interest	(7.1)	(8.3)	-14%
Taxation	(5.2)	(2.6)	100%
Net profit	**19.1**	**17.0**	**12%**

16

Singapore Motors

Review

- Passenger vehicles market grew 25% due to lower vehicle prices & affordable financing costs
- 8% increase in contribution from motor operations due to higher margins earned from all marques
- Auto finance income grew 23% due to continued focus
- Agreement reached with DaimlerChrysler to extend the retail exclusivity to the end of 2010

17

Cycle & Carriage Bintang

The market

	Interim 2004	Interim 2003	Change
Mercedes-Benz -retail	716	787	-9%
Peugeot	80	112	-29%
Mazda	1	38	-97%
Total	797	937	-15%
Non-national car market	34,338	21,181	62%
CCB market share	2%	4%	
Mercedes-Benz CV	85	88	-3%
Mazda CV	145	196	-26%

18

Cycle & Carriage Bintang

	Interim 2004 RMm	Interim 2003 RMm	Change
Revenue	391.6	545.7	-28%
CCB earnings	11.1	22.2	-50%
Associates earnings	2.1	(2.5)	n.m.
Net profit	13.2	19.7	-33%
Shareholders' funds	372.4	665.5	-44%
Earnings per share -basic (sen)	13.1	20.1	-35%

19

Cycle & Carriage Bintang

Review

- *The contribution was lower without the benefit of any carry-over stocks of Mercedes-Benz wholesale stocks*
- *Investment being made in new facilities & workforce & excess properties being terminated*
- *JC&C has agreed to acquire a further 12.3% stake in CCB for US$11m, subject to Malaysian FIC approval, which will increase its shareholding to 59%*

20

Cycle & Carriage Australia

	Interim 2004 US$m	Interim 2003 US$m
Revenue	9.7	232.1
Underlying profit/(loss)	2.2	(4.5)
Gain on sale of Audi	0.9	-
Net profit/(loss)	3.1	(4.5)

- Audi exited in January at a small gain
- Remaining activities of motor logistics & finance will be exited at end 2004 without any further loss

21

TIL/ Cycle & Carriage New Zealand

Units	Interim 2004	Interim 2003	change
Heavy trucks	291	325	-10%
Kia distribution	431	249	73%
Passenger car	524	635	-17%
Light commercial vehicle	135	79	71%
Total	1,381	1,288	7%
Revenue (NZ$m)	127.0	142.7	-11%
Net profit (NZ$m)	4.9	5.1	-4%

- New Zealand's motor operations exited in June at a gain of US$23.5m

22

Property

MCL Land

	Interim 2004 US$m	Interim 2003 US$m	Change
Revenue	84.4	64.9	30%
*Investment profit **	3.8	3.9	-3%
Development profit	18.5	10.7	73%
Overheads	(0.6)	(0.6)	0%
Underlying profit	21.7	14.0	55%
Exceptional items	(20.5)	-	n.m.
Net profit	1.2	14.0	-91%
Earnings per share (US¢)	0.3	3.8	-92%
	30/6/2004	31/12/2003	
Shareholders' funds	464.2	477.5	-3%
Gearing	6%	14%	
Net asset value per share (US$)	$1.26	$1.29	-2%

** Includes investment profit from 78 Shenton Way*

24

MCL Land

Review of development properties

- Contribution from Group's development properties rose to US$18.5m
  - Progressive recognition of The Warren, Rio Vista & The Yardley
  - All units of Mera East sold
  - Mera Prime was launched in 2nd quarter of 2004 with 50% sold
  - Desa Villas, JV project in Malaysia more than 90% sold
  - Writeback of loss of US$2.9m for Ubi Tech Park

- Acquired 50% interest in 470 acres forest-themed residential estate in Seremban, Malaysia

25

MCL Land

Review of investment properties

- Contribution from investment properties was US$3.8m for six months 2004, marginally lower than the corresponding period a year ago
- Write-down in value of 78 Shenton Way by US$19.4m
- Agreement signed for sale of 78 Shenton Way for a consideration of US$88m

26

MASNET No. 75 OF 02.08.2004
Announcement No. 75

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Second Quarter 2004 Report of Cycle & Carriage Bintang Berhad

We append below the Second Quarter 2004 Report released by our 47% associated company, Cycle & Carriage Bintang Berhad, to the Kuala Lumpur Stock Exchange today for information.

CCB-2Q2004 results announcement (highlights) CCB-2Q2004 results announcement (income statemer

CCB-2Q2004 results announcement (balance sheet CCB-2Q2004 results announcement (equity statemen

CCB-2Q2004 results announcement (cashflow). CCB-2Q2004 results announcement (notes)

Submitted by Ho Yeng Tat, Group Company Secretary on 02/08/2004 to the SGX

CYCLE & CARRIAGE BINTANG BERHAD
Quarterly Announcement
for the second quarter ended 30 June 2004

Highlights

- Dividend received from DaimlerChrysler Malaysia
- Mercedes-Benz performance driven by improvements in after-sales
- Mazda operations continue to grow

"The Group achieved a reasonable trading performance as Mercedes-Benz after-sales and Mazda operations strengthened. Profit, however, was below the previous year as the benefit of the wholesale margins on Mercedes-Benz stock carried over from 2003 was not repeated."

Tan Sri Abdul Halim Bin Ali, *Chairman*
2 August 2004

Results

	6 months ended 30 June		
	2004 RM'000	2003 RM'000	Change %
Revenue	**391,582**	545,738	(28)
Profit from ordinary activities before taxation	**20,287**	27,916	(27)
Net profit attributable to shareholders	**13,188**	19,677	(33)
	Sen	Sen	
Basic earnings per share	**13.09**	20.07	(35)
Diluted earnings per share	**13.09**	20.07	(35)
	As at 30.6.2004 RM'000	As at 31.12.2003 RM'000	
Shareholders' funds	**372,350**	369,289	1
	RM	RM	
Net tangible assets per share	**3.70**	3.67	1

The results for the six months ended 30 June 2004 and 30 June 2003 were not audited. The financial position as at 31 December 2003 was audited.

CYCLE & CARRIAGE BINTANG BERHAD
Quarterly Announcement
for the second quarter ended 30 June 2004

Overview

The Group achieved a reasonable trading performance as Mercedes-Benz after-sales and Mazda operations strengthened. Profit, however, was below the previous year as the benefit of the wholesale margins on Mercedes-Benz stock carried over in 2003 was not repeated.

Performance

The Group recorded an unaudited profit before taxation of RM20.3 million in the first six months. The result was 27% lower than the first half of 2003, which had the benefit of wholesale margins on Mercedes-Benz stocks carried over.

The overall retail operations of Mercedes-Benz performed well despite pressure on new vehicle margins, with the support of a strong after-sales result. The Mazda operations contributed higher sales and profitability. The Peugeot operations continued to be adversely affected by the strength of the Euro.

Costs continue to be incurred in respect of renovating the Group's facilities in the Klang Valley as well as to develop an effective IT infrastructure. A further charge of RM2.1 million has also been made in respect of the cost of the rationalisation of the Group's workforce.

A net dividend of RM11.2m was received from DaimlerChrysler Malaysia for 2003 under the terms of the Joint-Venture agreement with DaimlerChrysler.

The share of results of associated companies was a profit of RM3.4 million, against a loss of RM1.7 million in 2003. The loss in 2003 arose from the write-down in the value of one of CCL Group Properties Sdn Bhd's ("CCLGP") properties. The sale of CCLGP's Menara Weld was completed in May and the sale of Wisma Cyclecarri is awaiting FIC's approval.

Outlook

The business environment continues to be highly competitive and margins remain under pressure. There is unlikely to be any material change in the remainder of the year.

Tan Sri Abdul Halim Bin Ali,
Chairman
2 August 2004

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Income Statement
for the second quarter ended 30 June 2004

	Note	3 months ended		6 months ended	
		30.6.2004	30.6.2003	**30.6.2004**	30.6.2003
		RM'000	RM'000	**RM'000**	RM'000
REVENUE	3	**197,265**	265,890	**391,582**	545,738
EXPENSES EXCLUDING FINANCE COST AND TAX		**(198,832)**	(263,571)	**(389,765)**	(523,812)
OTHER OPERATING INCOME		**11,835**	4,074	**17,289**	7,738
PROFIT FROM OPERATIONS		**10,268**	6,393	**19,106**	29,664
FINANCE COST		**(860)**	(2)	**(2,261)**	(5)
SHARE OF RESULTS OF ASSOCIATED COMPANIES		**2,320**	(3,697)	**3,442**	(1,743)
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION	3	**11,728**	2,694	**20,287**	27,916
TAXATION	7				
- Company and subsidiary companies		**(3,576)**	(997)	**(5,801)**	(7,508)
- associated companies		**(1,050)**	(425)	**(1,298)**	(731)
		(4,626)	(1,422)	**(7,099)**	(8,239)
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**7,102**	1,272	**13,188**	19,677
		sen	sen	**sen**	sen
Earnings per share	8				
- basic		**7.05**	1.30	**13.09**	20.07
- diluted		**7.05**	1.30	**13.09**	20.07

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Balance Sheet

	Note	As at 30 June 2004 RM'000	As at 31 December 2003 RM'000
NON CURRENT ASSETS			
Property, plant and equipment	9 & 11	**102,969**	89,812
Investments in associated companies		**93,778**	131,417
Investments in unquoted shares		**66,003**	66,003
Deferred tax assets		**6,622**	11,399
CURRENT ASSETS			
Inventories		**128,331**	206,131
Trade and other receivables		**101,846**	93,800
Short term investments	10	**1,195**	1,379
Bank and cash balances		**21,499**	39,769
		252,871	341,079
CURRENT LIABILITIES			
Provision for liabilities and charges		**(4,377)**	(29,335)
Trade and other payables		**(69,808)**	(73,054)
Revolving credit and bankers acceptance	17	**(73,817)**	(159,610)
Bank overdraft		**-**	(8,374)
Taxation		**-**	(48)
		(148,002)	(270,421)
NET CURRENT ASSETS		**104,869**	70,658
NON CURRENT LIABILITIES			
Deferred taxation		**(1,891)**	-
		372,350	369,289
CAPITAL AND RESERVES			
Share capital	12	**100,745**	100,745
Share premium		**23,857**	23,857
Reserves		**247,748**	244,687
		372,350	369,289

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Statement of Changes in Equity
for the second quarter ended 30 June 2004

		Non-distributable		Distributable	
	Share capital RM'000	Share premium RM'000	Other reserves RM'000	Revenue reserve RM'000	Total RM'000
At 31 December 2003	**100,745**	**23,857**	**9,265**	**235,422**	**369,289**
Net profit for the year	**-**	**-**	**-**	**13,188**	**13,188**
Dividend paid	**-**	**-**	**-**	**(7,254)**	**(7,254)**
Share of exchange difference arising on consolidation	**-**	**-**	**(289)**	**-**	**(289)**
Negative goodwill	**-**	**-**	**132**	**-**	**132**
Adjustment for prior year overstatement of gain in associate	**-**	**-**	**-**	**(2,716)**	**(2,716)**
Net loss not recognised in the income statement	**-**	**-**	**(157)**	**(2,716)**	**(2,873)**
At 30 June 2004	**100,745**	**23,857**	**9,108**	**238,640**	**372,350**
At 31 December 2002	98,033	11,944	12,650	541,527	664,154
Net profit for the year	-	-	-	19,677	19,677
Dividend paid	-	-	-	(17,646)	(17,646)
Share of exchange difference arising on consolidation	-	-	(636)	-	(636)
Net loss not recognised in the income statement	-	-	(636)	-	(636)
At 30 June 2003	98,033	11,944	12,014	543,558	665,549

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Cash Flow Statement
for the second quarter ended 30 June 2004

	6 months ended 30.6.2004 RM'000	6 months ended 30.6.2003 RM'000
OPERATING ACTIVITIES		
Cash from operations	**70,573**	205,625
Interest paid	**(1,909)**	(5)
Interest received	**319**	1,459
Taxation paid	**(783)**	(6,994)
Net cash flow from operating activities	**68,200**	200,085
INVESTING ACTIVITIES		
Proceeds from disposal of property, plant and equipment	**7,696**	373
Purchase of property, plant and equipment	**(6,463)**	(1,293)
Payment for investment in CCM net of cash	**(22,572)**	-
Payment for investment	**-**	(66,003)
Dividends received	**36,290**	61
Net cash flow from investing activities	**14,951**	(66,862)
FINANCING ACTIVITIES		
Revolving credit and bankers acceptance	**(85,793)**	-
Dividends paid	**(7,254)**	(17,646)
Net cash flow from financing activities	**(93,047)**	(17,646)
NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	**(9,896)**	115,577
CASH AND CASH EQUIVALENTS AT		
- BEGINNING OF PERIOD	**31,395**	89,715
- END OF PERIOD	**21,499**	205,292

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the second quarter ended 30 June 2004

1 Basis of Preparation

This interim report is prepared in accordance with MASB 26 "Interim Financial Reporting" and paragraph 9.22 of Bursa Malaysia Securities Listing Requirements, and should be read in conjunction with the Group's financial statements for the year ended 31 December 2003.

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the year ended 31 December 2003.

2 Qualification of Audit Report

The Group's financial statements for the year ended 31 December 2003 were not subject to any qualification by the auditors.

3 Segment Reporting

The activities of the Group are conducted within Malaysia as shown in the following segments:

	Automobile industry RM'000	* Investment RM'000	Other RM'000	Group RM'000
3 months ended 30 June 2003				
Revenue	265,890	-	-	265,890
Profit/(loss) before tax	3,890	2,799	(3,995)	2,694
3 months ended 30 June 2004				
Revenue	**197,265**	**-**	**-**	**197,265**
Profit before tax	**1,964**	**7,444**	**2,320**	**11,728**
6 months ended 30 June 2003				
Revenue	545,738	-	-	545,738
Profit/(loss) before tax	24,966	5,291	(2,341)	27,916
6 months ended 30 June 2004				
Revenue	**391,582**	**-**	**-**	**391,582**
Profit before tax	**6,830**	**10,243**	**3,214**	**20,287**

* Under the terms of the agreement with DaimlerChrysler AG ("DCAG"), the Company is entitled to receive an annual net dividend income of RM11.2 million in respect of the investment in DaimlerChrysler Malaysia Sdn Bhd ("DCM").

In the event that DCM is unable to declare such dividend in full, DCAG undertakes to pay the shortfall to the extent of RM11.2 million (hereinafter referred to "the minimum assured amount"). The amount receivable from DCAG will be subject to income tax and the Group will effectively receive an annual net income of RM8.1 million.

For the six months ended 30 June 2004, the Group recognised the minimum assured amount of RM5.6 million based on a time apportioned basis. In addition, a further RM4.6 million (RM3.3 million after tax) was recognised after DCM paid in June a gross dividend of RM15.6 million (RM11.2 million after tax). This being the difference between the minimum assured amount recognised in 2003 and the payment by DCM in the form of a dividend.

4 Seasonal or Cyclical Factors

There were no major seasonal or cyclical factors affecting the automobile industry.

5 Individually Significant Item

Individually significant items for the six months ended 30 June 2004 were as follows:

a) The Group recognised income of RM5.6 million in respect of the investment in DaimlerChrysler Malaysia Sdn Bhd on a time apportioned basis.

b) The Group recognised an income of RM4.6 million relating to 2003 in respect of its investment in DaimlerChrysler Malaysia Sdn Bhd as disclosed in Note 3 above.

c) Gain on disposal of certain assets to DaimlerChrysler Malaysia Sdn Bhd amounted to RM4.9 million.

d) Sale of freehold property in Batu Pahat, Johor at a price of RM2.0 million, which contributed a gain of RM0.7 million.

e) The acquisition of an additional 70% equity interest in Cycle & Carriage (Malaysia) Sdn Bhd ("CCM") was completed on 23 March 2004 making CCM a 100% owned subsidiary. Accordingly, CCM has been consolidated in the Group's financial statements.

f) The reversal of part of prior year inventory write-down amounted to RM5.7 million and an allowance of RM3.1 million has been made to bring inventory to its net realisable value.

g) A charge of RM2.1 million was made for further rationalisation of the Group's staff force.

6 Changes in Estimates

There were no changes in estimates of amounts reported in prior financial years that have a material effect in the current quarter and financial year-to-date other than that disclosed in Note 5(b).

7 Taxation

	3 months ended		6 months ended	
	30.6.2004	30.6.2003	**3.6.2004**	30.6.2003
	RM'000	RM'000	**RM'000**	RM'000
Income tax	**61**	(537)	**364**	6,961
Prior year under provision	**-**	-	**1**	-
Deferred tax	**3,515**	1,534	**5,436**	547
Share of tax in associated companies	**1,050**	425	**1,289**	739
Share of deferred tax in associated companies	**-**	-	**9**	(8)
	4,626	1,422	**7,099**	8,239

The average effective tax rate differs from the statutory income tax rate of Malaysia as follows:

	%	%	%	%
Statutory income tax rate of Malaysia	**28**	28	**28**	28
Capital expenditure not deductible for tax purpose	**7**	3	**4**	-
Share of associated company's tax				
- translation/revaluation losses not deductible for tax purposes	**-**	22	**-**	2
- amount under charged in 2003	**3**	-	**2**	-
Temporary differences not recognised	**1**	-	**1**	-
Average effective tax rate	**39**	53	**35**	30

8 Earnings per Share

	3 months ended		6 months ended	
	30.6.2004	30.6.2003	**30.6.2004**	30.6.2003
(a) Basic earnings per share				
Net profit for the period (RM'000)	**7,102**	1,272	**13,188**	19,677
Weighted average number of ordinary shares in issue ('000)	**100,745**	98,033	**100,745**	98,033
Basic earnings per share (sen)	**7.05**	1.30	**13.09**	20.07
(b) Diluted earnings per share				
Net profit for the period (RM'000)	**7,102**	1,272	**13,188**	19,677
Weighted average number of ordinary shares:				
- in issue ('000)	**100,745**	98,033	**100,745**	98,033
- adjustment for share options ('000)	*	3	*	3
- for diluted earnings per share calculation ('000)	**100,745**	98,036	**100,745**	98,036
Diluted earnings per share (sen)	**7.05**	1.30	**13.09**	20.07

* The effects of anti-dilutive potential ordinary shares (arising from share options) are ignored in calculating the diluted earnings per share.

9 Sales of Unquoted Investments and / or Properties

There were sales of the following properties in the current quarter and the half year:

a) The sale of freehold property in Batu Pahat, Johor at a price of RM2.0 million. The profit on disposal was RM0.7 million.

b) The compulsory sale of a small portion of land in Cameron Highlands to the government at a price of RM44,000. The profit on disposal was RM43,000.

There were no sales of any unquoted investments.

10 Short Term Investments

a) Purchases and disposals
There were no purchases or disposals of any short term investments for the current quarter and half year.

b) Investment as at 30 June 2004

	RM'000
At cost	**3,356**
At book value	**1,195**
At market value	**1,195**

11 Property, Plant and Equipment

All property, plant and equipment are stated at cost or at the fair values on acquisition less accumulated depreciation.

12 Debts and Equity Securities

There were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current quarter and the half year.

13 Dividends

(a)	(i)	An interim ordinary dividend has been declared;	
			Sen
	(ii)	Amount per share	5.0
	(iii)	Previous corresponding period	15.0
	(iv)	Date payable	10 September 2004
	(v)	In respect of deposited securities, entitlement to dividends will be determined on the basis of the record of depositors as at 30 August 2004; and	
(b)		The total dividend for the current financial year	5.0
		The above dividend per share is before tax, the dividend will be paid net of income tax of 28%.	

14 Off Balance Sheet Financial Instruments

The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 30 June 2004, the open position of foreign currency forward contracts entered into by the Company was RM5.6 million (the fair value was an unfavourable net position of RM195,000), of which RM4.6 million has been closed as at 27 July 2004. The total amount of foreign currency forward contracts entered into after 30 June 2004 by the Company was RM7.3 million, all of which were still outstanding as at 27 July 2004.

The details of the open contracts as at 27 July 2004 are as follows:

Maturity	Foreign Currency Amount Yen	RM Equivalent
Less than 1 month	6,000,000	208,092
More than 1 month, less than 3 months	70,322,848	2,479,073
More than 3 months, less than 6 months	160,000,000	5,594,200
Total	236,322,848	8,281,365
The fair value as at 27 July 2004 was an unfavourable net position of		111,864

The above instruments are executed with credit worthy financial institutions in Malaysia. The directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

15 Changes in the Composition of the Group

There were no changes in the composition of the Group for the current quarter and financial year-to-date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations, other than the effects of the completion of the acquisition of an additional 70% equity interest in Cycle & Carriage (Malaysia) Sdn Bhd as disclosed in Note 5(e).

16 Status of Corporate Proposals

The proposals undertaken / announced but not completed at the date of issue of this quarterly report are as follows:

a) On 31 May 2004, the Company entered into a conditional sale and purchase agreement with its wholly owned subsidiary, Ipoh Motors Sdn Bhd for the purchase of two parcels of property in Ipoh for a total purchase consideration of RM7.5 million. The acquisition is in line with the Group's strategy to consolidate all properties within the Group under the Company. There is no financial impact on the Group arising from this transaction;

b) On 31 May 2004, the Company entered into a conditional sale and purchase agreement with its wholly owned subsidiary, Cycle & Carriage (Malaysia) Sdn Bhd for the purchase of a parcel of land in Petaling Jaya and three adjoining shoplots in Kuala Lumpur for a total purchase consideration of RM13.8 million. The acquisition is in line with the Group's strategy to consolidate all properties within the Group under the Company. There is no financial impact on the Group arising from this transaction;

c) On 31 May 2004, the Company entered into a sale and purchase agreement with Alaf Duapuluh Satu Sdn Bhd for the disposal of a piece of leasehold property in Shah Alam, which is surplus to the Group's requirement, at a sale consideration of RM7.1 million.

Other than the above, there were no corporate proposals announced but not completed at the date of issue of this quarterly report.

17 Group Borrowings and Debt Securities

Group borrowings and debt securities as at 30 June 2004:

	RM'000
Bankers' acceptance	33,817
Revolving credit	40,000
Total	73,817

All the borrowings were short term, unsecured and were denominated in Ringgit Malaysia.

18 Contingent Liabilities

As at the date of issue of this quarterly report, there were no material changes in contingent liabilities as disclosed in the Annual Financial Report for the year ended 31 December 2003 except for the contingent liabilities in respect of various legal claims against the Company amounting to RM2.4 million (31 December 2003: RM1.0 million).

19 Material Litigation

a) On 9 July 1998, the Company initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for settlement by 1 May 2001. However, the debts were not recovered by the stated date. The Company then initiated execution proceedings against both the debtor and the guarantor. The guarantor was adjudged a bankrupt on 30 August 2002 and winding-up order against the debtor was obtained on 22 May 2003. The debts have already been fully provided in the financial statements in prior years.

19 Material Litigation (Con't)

b) On 18 April 2003, the Company was served an Originating Summons from the solicitors of Hup Lee Coachbuilders Holdings Sdn Bhd ("Hup Lee") for a claim of RM5 million. An amended Originating Summons was served on 1 July 2003 increasing the claim. Hup Lee claimed RM8 million plus interest accrued thereon being alleged wrongful payment made by Hup Lee to the Company in 1997 in respect of some units of bus chassis supplied by the Company to Transit Link Sdn Bhd. Hup Lee was then the appointed bus body builder of Transit Link Sdn Bhd. This Originating Summons was dismissed by the Court on 6 January 2004.

Hup Lee subsequently served a Writ of Summons against the Company on 10 February 2004 on the above claim. The Company filed its defence on 2 March 2004. The hearing on the Company's application to strike out the claim is fixed on 24 August 2004 and the Court has also adjourned the Case Management for mention on 24 August 2004 pending the outcome of the application. Based on legal advice, the directors believe that the Company has a reasonable chance of successfully defending the action.

20 Capital Commitments

Capital Commitments of the Group as at 30 June 2004 in relation to acquisition of property, plant and equipment were as follows:

	RM'000
Approved and contracted	199
Approved but not contracted	13,738
Total	13,937

21 Material Change in Current Quarter Results Compared to Preceding Quarter Results

The Group recorded an unaudited profit before taxation of RM11.7 million in the second quarter of 2004, RM3.2 million above that recorded in the preceding quarter. The improved results were contributed by the good performance from the Mazda operations and an additional RM4.6 million return from its investment in DaimlerChrysler Malaysia Sdn Bhd ("DCM") on payment of dividend by DCM instead of the previous recognition of a minimum assured amount. In addition, there was a gain on disposal of assets to DCM amounting to RM3.5 million as compared to the previous quarter of RM1.4 million. This was offset by a charge of RM2.1 million relating to the rationalisation of the Group's staff force.

22 Review of Revenue and Profit from Operations

An analysis of the revenue and profit from operations as a result of the transfer of Mercedes-Benz wholesale business to DaimlerChrysler Malaysia Sdn Bhd is as follows:

	3 months ended		**6 months ended**	
	30.6.2004	30.6.2003	**30.6.2004**	30.6.2003
	RM'000	RM'000	**RM'000**	RM'000
Revenue				
Discontinuing operation	-	135,430	**12,849**	259,835
Continuing operations	**197,265**	130,460	**378,732**	285,903
	197,265	265,890	**391,581**	545,738
Profit/(loss) from operations				
Discontinuing operation	**3,712**	(5,579)	**4,674**	5,329
Continuing operations	**6,556**	11,972	**14,432**	24,335
	10,268	6,393	**19,106**	29,664

22 Review of Revenue and Profit from Operations (Con't)

Discontinuing Operation
During the 2003 transitional period, the first six months' results reflected substantially wholesale margins derived from clearance of Mercedes-Benz stocks carried over. The clearance exercise continued into 2004 for the tail-end stocks. Also included in the current six months' results was a gain on disposal of certain assets to DaimlerChrysler Malaysia Sdn Bhd which amounted to RM4.9 million.

Continuing Operations
The Mercedes-Benz retail operations performed well with strong after-sales results while vehicle margins remained under pressure. The Mazda operations contributed higher sales and profitability. The Peugeot operations continued to be adversely affected by the strength of the Euro and higher tariffs.

A charge of RM2.1 million was made for further rationalisation of the Group's staff force. The upgrading of certain facilities have been completed while others are still in progress.

The share of results of associated companies was a profit of RM3.4 million against a loss of RM1.7 million in 2003. The loss in 2003 arose from the write-down in the value of one of CCL Group Properties Sdn Bhd's properties.

23 Variance of Actual Profit from Forecast Profit

The Company did not make any profit forecast.

24 Material Subsequent Events

There were no material events subsequent to 30 June 2004 that have not been reflected in the financial statements for the period ended 30 June 2004 up to the date of issue of this quarterly report.

For further information, please contact: Mr. Joshua Chetwode, Director of Finance at Tel: 03-79678777

Full text of the Quarterly Announcement for the second quarter ended 30 June 2004 can be accessed through the internet at www.bursamalaysia.com.

252

MASNET No. 141 OF 30.07.2004
Announcement No. 141

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

First Half 2004 Consolidated Financial Statements of PT Astra International Tbk

We attach for information the Consolidated Financial Statements for the first half 2004, together with a press release, released by our 42% associated company, PT Astra International Tbk to the Jakarta Stock Exchange today.

2004-2Q Astra Financials (conso statements). 2004-2Q Astra Financials (press release).p

Submitted by Ho Yeng Tat, Group Company Secretary on 30/07/2004 to the SGX

2004 First semester Astra net income increased by 44.6% to reach Rp 2.6 trillion.

JAKARTA: PT Astra International Tbk ("Astra or Company") today announced its Group's consolidated unaudited financial results for the half year ended 30 June 2004.

The Company booked 25.9% higher net revenue of Rp 19.73 trillion in 2004, compared to Rp 15.67 trillion in 2003. This increase came primarily from the divisions of automotive, financial services, agribusiness and heavy equipment, in which PT United Tractors Tbk was consolidated in June 2004. Astra achieved Rp 2.60 trillion net income in 2004, an increase of 44.6% compared to Rp 1.80 trillion for the same period in 2003.

"Our net income grew due to the significant contribution from overall automotive performance, mainly from Daihatsu and Honda motorcycles, financial services, and agribusiness divisions," said Budi Setiadharma, President Director of Astra.

"Gross profit margin slightly decreased to 23.0% in 2004, from 23.7% in the previous year. This was mainly as a result of the restructuring of PT Toyota Astra Motor, Toyota vehicle manufacturing and distribution company, since August 2003. This was, however, partly compensated by the consolidation of PT United Tractors Tbk as a subsidiary from June 2004 with the increase in Astra's shareholding from 49.7% to 53.2%. This will enhance our revenue in year end 2004," added Budi.

As a result of higher revenues from subsidiaries, operating income rose by 30.8% to Rp 2.18 trillion in 2004, from Rp 1.67 trillion in 2003. Equity in net income of associates and jointly controlled entities increased by 18.6% to Rp 1.03 trillion in 2004, as a result of an increase in motorcycle sales of PT Astra Honda Motor.

Astra recorded higher net other income of Rp 0.59 trillion in 2004 compared to Rp 0.39 trillion in 2003. The increase was due to the gain on sale of Pramindo investment, higher interest income and lower interest expense.

Increase in car market share from 42.1% to 47.0%

Net revenue from the automotive division grew by 15.5% from Rp 12.96 trillion in 2003 to Rp 14.97 trillion in 2004, despite the deconsolidation of PT Toyota Astra Motor, assisted by the strong sales of the lower priced Toyota Avanza and Daihatsu Xenia vehicles.

Sales of automobiles by Astra increased by 47.6% from 71,988 units in 2003 to 106,237 units in 2004. "As a result of significant sales of the Toyota Avanza and Daihatsu Xenia, our car market share increased to 47.0% in first half 2004 compared with 42.1% in the same period of 2003," added Budi.

"National domestic car sales for the first semester 2004 have reached 226,178 units. Our projection for the 2004 total car sales is approximately 400,000 units which will surpass the pre-crisis 1997 total sales of 387,000 units. Considering the first semester achievement, we are optimistic that by the end of 2004 our target will be met or exceeded," explained Budi.

The national motorcycle demand increased by 47.2% from 1,356,193 units in 2003 to 1,996,657 in 2004 as a result of the improved economic and political conditions, a greater variety of low cost motorcycles introduced by competitors as well as lower interest rates offered by financial institutions. Sales of Honda motorcycles rose by 35.9%, from 722,112 units in 2003 to 981,193 units in 2004. However, Astra's share of the motorcycle market declined from 53.2% in 2003 to 49.1% in 2004 due to the capacity constraints.

The increase in motorcycle and automobile sales has had a positive impact on the Company's financial services division. The number of motorcycles financed grew by 68.3% from 202,339 units in 2003 to 340,559 units in 2004 while that of automobiles rose by 62.8%, from 30,077 units to 48,964 units.

"We are constantly striving to improve the quality of our products and keep our prices competitive in order to fulfil the needs and wants of our customers and to maintain our leading position in the market," added Budi.

Agribusiness division continues to enjoy better performance as a result of higher CPO production volume and CPO price. Sales volume of CPO grew by 31.4% to 374,379 tons in 2004, compared to 284,990 tons in 2003, while the average sales price of CPO rose by 18.5%, from Rp 3,397/kg in 2003 to Rp 4,024/kg in 2004.

Note: All figures are taken from first half year 2004 unaudited financial statements and compared with first half year 2003 unaudited financial statements year on year.

Jakarta, 30 July 2004

Aminuddin
Corporate Secretary

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

LAPORAN KEUANGAN KONSOLIDASIAN/
CONSOLIDATED FINANCIAL STATEMENTS

30 JUNI/*JUNE* 2004 DAN/*AND* 2003

TIDAK DIAUDIT/*UNAUDITED*

SURAT PERNYATAAN DIREKSI TENTANG TANGGUNG JAWAB ATAS LAPORAN KEUANGAN KONSOLIDASIAN PADA DAN UNTUK PERIODE ENAM BULAN YANG BERAKHIR PADA TANGGAL 30 JUNI 2004 DAN 2003

PT ASTRA INTERNATIONAL Tbk DAN ANAK PERUSAHAAN

DIRECTORS' STATEMENT REGARDING THE RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTHS ENDED 30 JUNE 2004 AND 2003 OF,

PT ASTRA INTERNATIONAL Tbk AND SUBSIDIARIES

Kami yang bertanda-tangan di bawah ini: / *We, the undersigned:*

Nama:	Budi Setiadharma	*1. Name.*
Alamat kantor:	Jl. Gaya Motor Raya No.8 Sunter II Jakarta 14330	*Office address.*
Alamat rumah:	Jl. Metro Kencana V/18, RT 01, RW 15 Pondok Pinang, Kebayoran Lama, Jak-Sel	*Residential address.*
Telepon:	6530 6222	*Telephone.*
Jabatan:	Direktur Utama/*President Director*	*Title.*
2. Nama:	John S.A Slack	*2. Name.*
Alamat kantor:	Jl. Gaya Motor Raya No.8 Sunter II Jakarta 14330	*Office address.*
Alamat rumah:	Jl. WR Supratman 156 Pondok Ranji, Jakarta	*Residential address.*
Telepon:	6530 4933	*Telephone.*
Jabatan:	Direktur/*Director*	*Title.*

Menyatakan bahwa:

1. Kami bertanggung jawab atas penyusunan dan penyajian laporan keuangan konsolidasian PT Astra International Tbk dan anak perusahaan;

   Laporan keuangan konsolidasian PT Astra International Tbk dan anak perusahaan telah disusun dan disajikan sesuai dengan prinsip akuntansi yang berlaku umum di Indonesia;

3. a. Semua informasi dalam laporan keuangan konsolidasian PT Astra International Tbk dan anak perusahaan telah dimuat secara lengkap dan benar;
   b. Laporan keuangan konsolidasian PT Astra International Tbk dan anak perusahaan tidak mengandung informasi atau fakta material yang tidak benar, dan tidak menghilangkan informasi atau fakta material;

4. Kami bertanggung jawab atas sistem pengendalian interen PT Astra International Tbk.

Demikian pernyataan ini dibuat dengan sebenarnya.

Declare that:

1. We are responsible for the preparation and the presentation of the consolidated financial statements of PT Astra International Tbk and subsidiaries;

2. The consolidated financial statements Astra International Tbk and subsidiaries have been prepared and presented in accordance with accounting principles generally accepted in Indonesia;

3. a. All information has been fully and correctly disclosed in the consolidated financial statements of PT Astra International Tbk and subsidiaries;
b. The consolidated financial statements of PT Astra International Tbk and subsidiaries do not contain false material information or facts, and they do not omit material information or facts;

4. We are responsible for the internal control system of PT Astra International Tbk.

This is our declaration, which has been made truthfully.

Atas nama dan mewakili Direksi/*For and on behalf of the Directors*

BEA MATERAI — REPUBLIK INDONESIA — PT. ASTRA INTERNATIONAL Tbk

Budi Setiadharma Direktur Utama/*President Director*	**John S.A Slack** Direktur/*Director*

PT ASTRA INTERNATIONAL Tbk.

DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 JUNI 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2004 AND 2003
(Expressed in millions of Rupiah, except par value per share)

	2004 Tidak diaudit/ *Unaudited*	Catatan/ *Notes*	2003 Tidak diaudit/ *Unaudited*	
AKTIVA				*ASSETS*
Aktiva lancar				*Current assets*
Kas dan setara kas	6,654,959	2a, 4	5,498,577	*Cash and cash equivalents*
Investasi jangka pendek	937,297	2a, 2j	536,940	*Short-term investments*
Piutang usaha (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 39.522 pada 30/06/2004 dan Rp 48.169 pada 30/06/2003) :				*Trade receivables (net of provision for doubtful accounts of Rp 39,522 at 30/06/2004 and Rp 48,169 at 30/06/2003) :*
Pihak yang mempunyai hubungan istimewa	165,669	2c, 2d, 5, 25e	221,259	*Related parties*
Pihak ketiga	3,994,715	2d, 5	1,870,103	*Third parties*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 18.470 pada 30/06/2004 dan Rp 16.626 pada 30/06/2003)	176,576	2d, 2n, 6	311,396	*Other receivables (net of provision for doubtful accounts of Rp 18,470 at 30/06/2004 and Rp 16,626 at 30/06/2003)*
Persediaan (setelah dikurangi penyisihan sebesar Rp 45.618 pada 30/06/2004 dan Rp 44.630 pada 30/06/2003)	2,635,704	2e, 7	2,470,755	*Inventories (net of provision of Rp 45,618 at 30/06/2004 and Rp 44,630 at 30/06/2003)*
Pajak dibayar di muka	488,860	2s, 8a	377,269	*Prepaid taxes*
Pembayaran dimuka lainnya	373,207		339,175	*Other prepayments*
Jumlah aktiva lancar	15,426,987		11,625,474	***Total current assets***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk.

DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 JUNI 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2004 AND 2003
(Expressed in millions of Rupiah, except par value per share)

	2004 Tidak diaudit/ *Unaudited*	Catatan/ *Notes*	2003 Tidak diaudit/ *Unaudited*	
Aktiva tidak lancar				***Non-current assets***
Kas dan deposito berjangka yang dibatasi penggunaannya	202,585	2a, 4	1,388,668	*Restricted cash and time deposits*
Dana pelunasan obligasi	19,028	20	5,312	*Bond sinking funds*
Piutang pembiayaan (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 457.181 pada 30/06/2004 dan Rp 275.786 pada 30/06/2003)	6,929,894	2f, 2g, 9	3,756,451	*Financing receivables (net of provision for doubtful accounts of Rp 457,181 at 30/06/2004 and Rp 275,786 at 30/06/2003)*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 21.410 pada 30/06/2004 dan Rp 28.165 pada 30/06/2003) :				*Other receivabl (net of provision for doubtful accounts of Rp 21,410 at 30/06/2004 and Rp 28,165 at 30/06/2003) :*
Pihak yang mempunyai hubungan istimewa	623,564	2c, 2d, 6, 25f	320,876	*Related parties*
Pihak ketiga	5,038	2d, 2n, 6	5,267	*Third parties*
Investasi pada perusahaan asosiasi, *jointly controlled entities* dan kerjasama operasi	3,078,675	2i, 10	3,940,264	*Investment in associates, jointly controlled entities and joint operations*
Investasi jangka panjang lain-lain (setelah dikurangi penyisihan penurunan nilai sebesar Rp 5.667 pada 30/06/2003)	227,528	2j	246,754	*Other long term investments (net of provision for decline in value of Rp 5,667 at 30/06/2003)*
Aktiva tetap (setelah dikurangi akumulasi penyusutan sebesar Rp 5.075.088 pada 30/06/2004 dan Rp 4.284.655 pada 30/06/2003)	8,120,884	2l, 11	6,602,007	*Fixed assets (net of accumulated depreciation of Rp 5,075,088 at 30/06/2004 and Rp 4,284,655 at 30/06/2003)*
Goodwill	671,058	2b	285,208	*Goodwill*
Aktiva pajak tangguhan	609,530	2s, 8d	1,079,819	*Deferred tax assets*
Aktiva lain-lain	948,034	2k, 2m, 12	333,106	*Others assets*
Jumlah aktiva tidak lancar	21,435,818		17,963,732	***Total non-current assets***
JUMLAH AKTIVA	36,862,805	24	29,589,206	***TOTAL ASSETS***

PT ASTRA INTERNATIONAL Tbk.

DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 JUNI 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2004 AND 2003
(Expressed in millions of Rupiah, except par value per share)

	2004 Tidak diaudit/ *Unaudited*	Catatan/ *Notes*	2003 Tidak diaudit/ *Unaudited*	
KEWAJIBAN DAN EKUITAS				***LIABILITIES AND EQUITY***
Kewajiban jangka pendek				***Current liabilities***
Pinjaman jangka pendek	1,141,740	13	1,291,344	*Short-term loans*
Hutang usaha :				*Trade payables :*
Pihak yang mempunyai hubungan istimewa	1,558,268	2c, 14, 25g	1,111,333	*Related parties*
Pihak ketiga	2,140,539	14	1,069,598	*Third parties*
Hutang lain-lain	1,450,784	2h, 2n	383,439	*Other payables*
Uang jaminan pembelian dari pelanggan dan uang muka penjualan	420,899	2r	188,384	*Purchases guarantee from customer and sales advances*
Hutang pajak	858,434	2s, 8b	485,506	*Taxes payable*
Biaya yang masih harus dibayar	1,292,703		1,306,568	*Accrued expenses*
Penghasilan tangguhan	616,973	2r	628,836	*Unearned income*
Kewajiban diestimasi	12,700	2t, 15	244,413	*Provisions*
Bagian jangka pendek dari hutang jangka panjang :				*Current portion of long-term debt :*
Hutang bank dan pinjaman lain-lain	1,030,164	16	1,297,168	*Bank and other loans*
Obligasi	1,977,841	17	756,367	*Bonds*
Sewa guna usaha	140,506		9,238	*Finance leases*
Jumlah kewajiban jangka pendek	12,641,551		8,772,194	***Total current liabilities***
Kewajiban jangka panjang				***Non-current liabilities***
Hutang lain-lain :				*Other payables :*
Pihak yang mempunyai hubungan istimewa	80,990	2c, 25h	28,550	*Related parties*
Pihak ketiga	237,516	2k, 2n	29,897	*Third parties*
Penghasilan tangguhan	21,020	2r	24,610	*Unearned income*
Kewajiban pajak tangguhan	247,168	2s, 8d	205,185	*Deferred tax liabilities*
Kewajiban diestimasi	233,635	2t, 15	179,400	*Provisions*
Hutang jangka panjang - setelah dikurangi bagian jangka pendek:				*Long-term debt - net of current portion:*
Hutang bank dan pinjaman lain-lain	3,375,970	16	4,165,493	*Bank and other loans*
Obligasi	3,421,517	17	3,824,567	*Bonds*
Sewa guna usaha	89,120		6,725	*Finance leases*
Jumlah kewajiban jangka panjang	7,706,936		8,464,427	***Total non-current liabilities***
Hak minoritas atas ekuitas anak perusahaan	2,860,097	2b, 18	2,659,605	***Minority interest in equity of subsidiaries***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk.

DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 JUNI 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2004 AND 2003
(Expressed in millions of Rupiah, except par value per share)

	2004 Tidak diaudit/ *Unaudited*	Catatan/ *Notes*	2003 Tidak diaudit/ *Unaudited*	
EKUITAS				***EQUITY***
Modal saham :				*Share capital :*
Modal dasar - 6.000.000.000 saham dengan nilai nominal Rp 500 per saham				*Authorised - 6,000,000,000 shares with par value of Rp 500 per share*
Modal ditempatkan dan disetor penuh - 4.048.355.314 saham pada 30/06/2004 dan 4.016.933.116 saham pada 30/06/2003	2,024,178	19	2,008,467	*Issued and fully paid 4,048,355,314 shares at 30/06/2004 and 4,016,933,116 shares at 30/06/2003*
Tambahan modal disetor	1,106,121	2q, 20	1,097,781	*Additional paid-in capital*
Selisih penilaian kembali aktiva tetap	430,121	21	430,121	*Fixed assets revaluation reserve*
Selisih transaksi restrukturisasi entitas sepengendali	124,361	2u	124,361	*Difference arising from restructuring transactions of entities under common control*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	1,033,516	2i	1,429,794	*Difference arising from equity transactions of affiliates*
Akumulasi selisih kurs karena penjabaran laporan keuangan	(6,576)	2b	(6,576)	*Exchange difference due to financial statement translation*
Akumulasi penyesuaian nilai wajar investasi	(331,542)	2j	(331,547)	*Investment fair value revaluation reserve*
Saldo laba yang telah ditentukan penggunaannya	124,700	21	44,700	*Appropriated retained earnings*
Saldo laba yang belum ditentukan penggunaannya	9,149,342		4,895,879	*Unappropriated retained earnings*
Jumlah ekuitas	13,654,221		9,692,980	***Total equity***
JUMLAH KEWAJIBAN DAN EKUITAS	36,862,805		29,589,206	***TOTAL LIABILITIE AND EQUITY***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian

The accompanying notes form an integral part of these consolidated financial statements.

LAPORAN LABA RUGI KONSOLIDASIAN
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah,
kecuali laba bersih per saham)

CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED
30 JUNE 2004 AND 2003
(Expressed in millions of Rupiah,
except net earnings per share)

	2004 Tidak diaudit/ *Unaudited*	Catatan/ *Notes*	2003 Tidak diaudit/ *Unaudited*	
Penghasilan bersih	19,734,137	2r, 22, 24	15,673,734	*Net revenues*
Beban pokok penghasilan	(15,203,134)	2r, 24	(11,954,868)	*Cost of revenues*
Laba kotor	4,531,003		3,718,866	*Gross profit*
Beban usaha	(2,348,466)	2r, 23	(2,049,624)	*Operating expenses*
Laba usaha	2,182,537	24	1,669,242	*Operating income*
Penghasilan/(beban) lain-lain :				*Other income /(expenses) :*
Keuntungan penjualan investasi	268,322		164	*Gain on sale of investments*
Penghasilan bunga	223,360		197,677	*Interest income*
Keuntungan dari penjualan aktiva tetap	21,806	2l, 11	41,396	*Gain on sale of fixed assets*
Keuntungan selisih kurs	10,441	2o	288,482	*Foreign exchange gain*
Penyisihan kerugian atas opsi	-		23,455	*Provision for loss on option*
Keuntungan pembelian kembali hutang	-		2,546	*Gain on debt buy backs*
Selisih lebih biaya pengembangan perkebunan plasma atas nilai konversinya	(17,770)	2k	(7,144)	*Excess plasma development costs over conversion value*
Beban bunga	(250,161)	24	(347,123)	*Interest expense*
Penghasilan lain-lain	332,478		189,947	*Other income*
	588,476		389,400	
Bagian laba bersih perusahaan asosiasi dan *jointly controlled entities*	1,031,931	2i, 10	869,827	*Equity in net income of associates and jointly controlled entities*
Laba sebelum pajak penghasilan	3,802,944		2,928,469	*Profit before income tax*
Beban pajak penghasilan	(853,522)	2s, 8c	(718,696)	*Income tax expense*
Laba dari aktivitas normal	2,949,422		2,209,773	*Profit from ordinary activities*
Kerugian luar biasa, setelah pajak penghasilan	-	16a	(1,084)	*Extraordinary loss, net of income tax*
Laba sebelum hak minoritas	2,949,422		2,208,689	*Income before minority interest*
Hak minoritas atas laba bersih anak perusahaan	(347,833)	2b, 18	(408,921)	*Minority interest in net income of subsidiaries*
Laba bersih	2,601,589		1,799,768	*Net income*
Laba bersih per saham :				*Net earnings per share :*
Dasar (dalam satuan Rupiah)	643	2v, 26	448	*Basic (full Rupiah)*
Dilusian (dalam satuan Rupiah)	643	2v, 26	446	*Diluted (full Rupiah)*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

LAPORAN PERUBAHAN EKUITAS KONSOLIDASIAN UNTUK ENAM BULAN YANG BERAKHIR 30 JUNI 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 30 JUNE 2004 AND 2003
(Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions of entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Difference arising from equity transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2003	1,304,044	453,209	430,121	124,361	1,405,002	(6,576)	(352,411)	4,700	3,136,111	6,498,561	*Balance at 1 January 2003*
Laba bersih	-	-	-	-	-	-	-	-	1,799,768	1,799,768	*Net income*
Pembentukan cadangan wajib	-	-	-	-	-	-	-	40,000	(40,000)	-	*Appropriation for statutory reserve*
Penerbitan saham	704,423	-	-	-	-	-	-	-	-	704,423	*Shares issued*
Tambahan modal disetor	-	644,572	-	-	-	-	-	-	-	644,572	*Additional paid-in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	24,792	-	-	-	-	24,792	*Difference arising from equity transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	20,864	-	-	20,864	*Investment fair value revaluation*
Saldo 30 Juni 2003 - Tidak diaudit	2,008,467	1,097,781	430,121	124,361	1,429,794	(6,576)	(331,547)	44,700	4,895,879	9,692,980	*Balance at 30 June 2003 - Unaudited*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

LAPORAN PERUBAHAN EKUITAS KONSOLIDASIAN UNTUK ENAM BULAN YANG BERAKHIR 30 JUNI 2004 DAN 2003 (Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 30 JUNE 2004 AND 2003 (Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions of entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Difference arising from equity transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2004	2,017,688	1,099,259	430,121	124,361	1,030,643	(6,576)	(345,457)	44,700	7,315,973	11,710,712	*Balance at 1 January 2004*
Laba bersih	-	-	-	-	-	-	-	-	2,601,589	2,601,589	*Net income*
Dividen	-	-	-	-	-	-	-	-	(688,220)	(688,220)	*Cash dividend*
Pembentukan cadangan wajib	-	-	-	-	-	-	-	80,000	(80,000)	-	*Appropriation for statutory reserve*
Penerbitan saham	6,490	-	-	-	-	-	-	-	-	6,490	*Shares issued*
Tambahan modal disetor	-	6,862	-	-	-	-	-	-	-	6,862	*Additional paid-in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	2,873	-	-	-	-	2,873	*Difference arising from equity transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	13,915	-	-	13,915	*Investment fair value revaluation*
Saldo 30 Juni 2004 - Tidak diaudit	2,024,178	1,106,121	430,121	124,361	1,033,516	(6,576)	(331,542)	124,700	9,149,342	13,654,221	*Balance at 30 June 2004 - Unaudited*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

**LAPORAN ARUS KAS KONSOLIDASIAN
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2004 DAN 2003**
(Dinyatakan dalam jutaan Rupiah)

***CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
30 JUNE 2004 AND 2003***
(Expressed in milions of Rupiah)

	2004 Tidak diaudit/ *Unaudited*	2003 Tidak diaudit/ *Unaudited*	
Arus kas dari aktivitas operasi			***Cash flows from operating activities***
Penerimaan dari pelanggan	17,487,429	14,356,611	*Receipts from customers*
Penghasilan bunga yang diterima	203,367	107,461	*Interest income received*
Pembayaran kepada pemasok	(14,079,883)	(11,016,603)	*Payments to suppliers*
Pembayaran kepada karyawan	(885,865)	(775,715)	*Payments to employees*
Pembayaran beban usaha	(1,186,308)	(960,388)	*Payments for operating expenses*
Pembayaran kepada pihak yang mempunyai hubungan istimewa	(5,050)	(33,794)	*Payments to related parties*
Penurunan/(penambahan) kas dan deposito berjangka yang dibatasi penggunaannya sehubungan dengan *margin deposit* atas fasilitas *letter of credit*	17,993	(20,706)	*Deductions/(additions) of restricted cash and time deposits in respect of margin deposits for letter of credit facilities*
Pembayaran pajak penghasilan	(535,158)	(660,431)	*Payments of corporate income tax*
Penerimaan dari aktivitas operasi lainnya	746,438	309,845	*Receipts from other operating activities*
Arus kas bersih yang diperoleh dari aktivitas operasi	1,762,963	1,306,280	***Net cash flows provided from operating activities***
Arus kas dari aktivitas investasi			***Cash flows from investing activities***
Penambahan investasi jangka pendek	(216,637)	(152,032)	*Additions to short-term investments*
Dividen kas yang diterima	796,726	572,203	*Cash dividends received*
Hasil penjualan investasi jangka panjang	573,941	154,802	*Proceeds from sale of long-term investments*
Penerimaan dari pengembalian uang muka investasi dalam konsorsium	102,685	106,647	*Advances returned from investments in consortium*
Hasil penjualan aktiva tetap dan aktiva yang belum digunakan dalam usaha	67,240	70,126	*Proceeds from sale of fixed assets and assets not used in operation*
Perolehan aktiva tetap dan aktiva yang belum digunakan dalam usaha	(725,495)	(579,570)	*Acquisitions of fixed assets and assets not used in operation*
Penambahan biaya tangguhan	(79,819)	(2,620)	*Additions to deferred charges*
Pelepasan anak perusahaan, setelah kas yang dilepas	(3,293)	-	*Proceeds from disposal of subsidiaries, net of cash deconsolidated*
Penambahan proyek perkebunan plasma	(8,561)	(1,394)	*Additions to plasma projects*
Penambahan investasi jangka panjang	(1,054,699)	(199,556)	*Additions to long-term investments*
Arus kas bersih yang digunakan untuk aktivitas investasi	(547,912)	(31,394)	***Net cash flows used in investing activities***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

**LAPORAN ARUS KAS KONSOLIDASIAN
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2004 DAN 2003**
(Dinyatakan dalam jutaan Rupiah)

***CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
30 JUNE 2004 AND 2003***
(Expressed in milions of Rupiah)

	2004 Tidak diaudit/ *Unaudited*	2003 Tidak diaudit/ *Unaudited*	
Arus kas dari aktivitas pendanaan			***Cash flows from financing activities***
Perolehan hutang jangka panjang	2,024,132	1,041,831	*Proceeds from long-term loans*
Penerimaan dari anjak piutang	261,247	-	*Proceeds from factoring of receivables*
Pembayaran kewajiban anjak piutang	(203,816)	(47,626)	*Payment of factoring payables*
(Pembayaran)/penerimaan bersih pinjaman jangka pendek	(333,010)	120,238	*Net (repayment of)/proceeds from short-term loans*
Penambahan modal saham	13,353	1,361,096	*Proceeds from issuance of share capital*
Hasil pelaksanaan Opsi Saham Karyawan pada anak perusahaan	39,845	12,519	*Proceeds from exercise of Employee Stock Option Plans of subsidiaries*
Pembayaran kembali hutang jangka panjang	(2,159,627)	(1,196,276)	*Repayment of long-term loans*
Pembayaran bunga	(204,885)	(295,059)	*Interest paid*
Pembayaran dividen kas	(797,292)	(178,931)	*Payment of cash dividend*
Penurunan/(penambahan) kas dan deposito berjangka yang dibatasi penggunaannya	956,317	(1,262,208)	*Reductions in/(additions to) restricted cash and time deposits*
Penambahan modal saham di anak perusahaan	315,976	-	*Proceeds from issuance of share capital of subsidiary*
(Penambahan)/penurunan dana pelunasan obligasi	(5,388)	148,062	*(Additions to)/reductions in bond sinking funds*
Arus kas bersih yang digunakan untuk aktivitas pendanaan	(93,148)	(296,354)	***Net cash flows used in financing activities***
Kenaikan bersih kas dan setara kas	1,121,903	978,532	***Net increase in cash and cash equivalents***
Kas dan setara kas pada awal periode	4,550,960	4,779,330	***Cash and cash equivalents at the beginning of the period***
Kas dan setara kas dari anak perusahaan yang dikonsolidasi sejak 1 Juni 2004	748,503	-	***Cash and cash equivalents from subsidiary consolidated since 1 June 2004***
Dampak perubahan selisih kurs terhadap kas dan setara kas	233,592	(259,285)	***Effect of foreign exchange changes on cash and cash equivalents***
Kas dan setara kas pada akhir periode	6,654,959	5,498,577	***Cash and cash equivalents at the end of the period***
Aktivitas yang tidak mempengaruhi arus kas :			***Activities not affecting cash flows :***
Keuntungan yang belum direalisasi atas efek tersedia untuk dijual	13,915	20,864	*Unrealised gains on securities available for sale*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

(Expressed in millions of Rupiah)

1. UMUM

PT Astra International Tbk. ("Perseroan") didirikan pada tahun 1957 dengan nama PT Astra International Incorporated, berdasarkan Akta Notaris Sie Khwan Djioe No. 67 tanggal 20 Februari 1957. Akta pendirian ini disahkan oleh Menteri Kehakiman Republik Indonesia dalam Surat Keputusan No. J.A.5/53/5 tanggal 1 Juli 1957.

Anggaran Dasar Perseroan telah mengalami beberapa kali perubahan. Perubahan seluruh anggaran dasar agar sesuai dengan Undang Undang Perseroan Terbatas No. 1 tahun 1995 dilakukan dengan Akta Notaris Benny Kristianto No. 61 tanggal 11 Juni 1997. Perubahan ini disetujui oleh Menteri Kehakiman Republik Indonesia dalam Surat Keputusan No. C2-6452HT.01.04.Th.97 tanggal 9 Juli 1997. Perubahan terakhir dilakukan dengan Akta Notaris P.S.A. Tampubolon, S.H. No. 30 tanggal 25 Maret 1999. Perubahan tersebut meliputi pemberian wewenang kepada direksi Perseroan untuk melakukan penerbitan saham dan/atau efek bersifat ekuitas tanpa memberikan hak kepada para pemegang saham untuk memesan terlebih dahulu saham yang diterbitkan menurut peraturan pasar modal yang berlaku saat itu dan dengan persetujuan dari Rapat Umum Pemegang Saham. Perubahan Anggaran Dasar ini telah dilaporkan kepada Menteri Kehakiman Republik Indonesia dan telah diterima dan dicatat berdasarkan Surat Keputusan No. C2-5625.HT.01.04.Th.99 tanggal 30 Maret 1999.

Perseroan berdomisili di Jakarta, Indonesia dengan kantor pusat berlokasi di Jl. Gaya Motor Raya No. 8, Sunter II, Jakarta. Perseroan memulai kegiatan komersialnya pada tahun 1957.

Pada tahun 1990, Perseroan melalui penawaran umum perdana menawarkan kepada masyarakat sejumlah 30 juta lembar saham dengan nilai nominal Rp 1.000 (dalam satuan Rupiah) per saham dengan harga penawaran sebesar Rp 14.850 (dalam satuan Rupiah) per saham. Pada tahun 1994, Perseroan melalui penawaran umum terbatas dengan hak memesan saham terlebih dahulu menawarkan 48.439.600 saham dengan harga Rp 13.850 (dalam satuan Rupiah) per saham. Pada tahun yang sama, Perseroan membagikan saham bonus yang berasal dari kapitalisasi tambahan modal disetor sejumlah Rp 871,9 miliar atau setara dengan 871.912.800 saham.

1. GENERAL

PT Astra International Tbk. (the "Company") was established in 1957 under the name of PT Astra International Incorporated, based on Notarial Deed No. 67 of Sie Khwan Djioe dated 20 February 1957. This deed was approved by the Minister of Justice of the Republic of Indonesia in decision letter No. J.A.5/53/5 dated 1 July 1957.

The Company's Articles of Association have been amended several times. Amendments to the Articles of Association to conform with Company Law No. 1 of 1995 were effected by Notarial Deed No. 61 of Benny Kristianto dated 11 June 1997. The amendment was approved by the Minister of Justice in decision letter No. C2-6452HT.01.04.Th.97 dated 9 July 1997. The latest amendment was through Notarial Deed No. 30 of P.S.A. Tampubolon, S.H. dated 25 March 1999. This amendment included the authority granted to the Company's directors to conduct rights issues without pre-emptive rights to existing shareholders under the existing regulations of the capital market, subject to shareholders' approval at a General Shareholders' Meeting. The amendment was reported to the Minister of Justice of the Republic of Indonesia and was received and noted in decision letter No. C2-5625.HT.01.04.Th.99 dated 30 March 1999.

The Company is domiciled in Jakarta, Indonesia with its head office located at Jl. Gaya Motor Raya No. 8, Sunter II, Jakarta. The Company commenced commercial operations in 1957.

In 1990, the Company through an initial public offering offered 30 million of its shares with a par value of Rp 1,000 (full Rupiah) per share at the offering price of Rp 14,850 (full Rupiah) per share. In 1994, the Company through a limited public offering with a rights issue offered 48,439,600 shares at the price of Rp 13,850 (full Rupiah) per share. In the same year, the Company distributed bonus shares from the capitalisation of additional paid-in capital amounting to Rp 871.9 billion, or equivalent to 871,912,800 shares.

(Expressed in millions of Rupiah)

Pada tahun 1997, sebagian pemegang obligasi konversi mengkonversikan obligasinya menjadi 280.837 saham Perseroan. Pada tahun yang sama, Perseroan melakukan pemecahan nilai nominal saham dari Rp 1.000 (dalam satuan Rupiah) per saham menjadi Rp 500 (dalam satuan Rupiah) per saham yang mengakibatkan peningkatan dalam jumlah saham yang beredar sebanyak 1.162.831.237 saham.

In 1997, certain convertible bondholders converted their bonds into 280,837 shares of the Company. In the same year, the Company conducted a stock split from Rp 1,000 (full Rupiah) per share to Rp 500 (full Rupiah) per share, resulting in an increase in the number of shares outstanding of 1,162,831,237 shares.

Pada tahun 1999, sehubungan dengan restrukturisasi hutangnya, Perseroan menerbitkan 258.398.155 *rights* kepada para kreditur dan pemegang obligasi Seri III, dimana setiap pemegang satu *right* berhak untuk membeli satu saham Perseroan dengan harga Rp 500 (dalam satuan Rupiah) per saham. *Rights* ini dapat dieksekusi sejak tanggal 1 Juli 1999 hingga tanggal 7 Januari 2004 (diperdagangkan sejak tanggal 1 Juli 1999 hingga tanggal 31 Desember 2003). Pada tanggal 30 Juni 2004, sejumlah 253.158.665 (2003: 227.970.467) saham telah diterbitkan sehubungan dengan eksekusi *rights* ini.

In 1999, in relation to its debt restructuring, the Company issued 258,398,155 rights to its Series III creditors and bondholders, which allowed holders to purchase one share of the Company for every right held at the price of Rp 500 (full Rupiah) per share. The rights were exercisable from 1 July 1999 until 7 January 2004 (traded from 1 July 1999 until 31 December 2003). As at 30 June 2004, 253,158,665 (2003: 227,970,467) shares had been issued as a result of the rights exercised.

Pada bulan Mei 1999, para pemegang saham Perseroan menyetujui untuk memberikan 70 juta saham Perseroan sebagai kompensasi berbasis saham bagi karyawan dan eksekutif Perseroan melalui program Opsi Saham Karyawan. Pada tanggal 30 Juni 2004, sejumlah 64.754.000 (2003: 58.520.000) saham telah diterbitkan sehubungan dengan eksekusi opsi saham karyawan tersebut (lihat Catatan 28 untuk informasi rinci mengenai Opsi Saham Karyawan ini).

In May 1999, the shareholders agreed to grant 70 million shares of the Company as stock-based compensation to the Company's employees and executives through its Employee Stock Option Plans. As at 30 June 2004 64,754,000 (2003: 58,520,000) shares had been issued as a result of the rights exercised (refer to Note 28 for details of Employee Stock Option Plans).

Pada tanggal 20 Desember 2002, Pernyataan Pendaftaran sehubungan dengan "Penawaran Umum Terbatas II (PUT II) kepada para pemegang saham dalam rangka penerbitan Hak Memesan Efek Terlebih Dahulu" (HMETD) yang disampaikan oleh Perseroan kepada Badan Pengawas Pasar Modal ("Bapepam") dinyatakan efektif. Setiap pemegang 13 saham Perseroan berhak atas 7 HMETD untuk membeli 7 saham baru dengan harga penawaran Rp 1,000 (dalam satuan Rupiah) per saham. PUT II tersebut diselesaikan pada tanggal 5 Februari 2003 dengan menerbitkan 1.404.780.175 lembar saham.

On 20 December 2002, the Company's Registration Statement in connection with Limited Public Offering II ("LPO II") to the shareholders in respect of a rights issue submitted to the Capital Markets Supervisory Board ("Bapepam") became effective. For every 13 existing shares, the holder was entitled to buy 7 rights to buy 7 new shares at a subscription price of Rp 1,000 (full Rupiah) per share. LPO II was completed on 5 February 2003, resulting in the issue of 1,404,780,175 shares.

Seluruh saham Perseroan telah dicatatkan pada Bursa Efek Jakarta dan Surabaya.

All of the Company's issued shares are listed on the Jakarta and Surabaya Stock Exchanges.

Ruang lingkup kegiatan utama Perseroan dan anak perusahaan meliputi perakitan dan penyaluran mobil, sepeda motor berikut suku cadangnya, penjualan dan penyewaan alat-alat berat, penambangan batubara, kontraktor penambangan, pengembangan perkebunan, jasa keuangan, dan teknologi informasi.

The Company's and subsidiaries' main activities are the assembly and distribution of automobiles, motorcycles and their related spare parts, heavy equipment sales and rentals, coal mining, mining contracting, the development of plantations, financial and information technology services.

(Expressed in millions of Rupiah)

Dengan mengacu kepada Catatan 2b Perseroan mengkonsolidasi perusahaan-perusahaan berikut ini:

Refering to Note 2b, the Company consolidates the following entities:

	Operasi komersial/ *Commencement of commercial operations*	Persentase kepemilikan efektif/ *Effective percentage of ownership* %	Jumlah aktiva (sebelum dieliminasi)/ *Total assets (before eliminations)* 2004	2003	
OTOMOTIF					***AUTOMOTIVE***
PT Aryaloka Sentana dan anak perusahaan (i)	1988	-	-	1,278,851	*PT Aryaloka Sentana and subsidiary (i)*
PT Arya Kharisma dan anak perusahaan (i)	1988	100.00	1,070,627	17,464	*PT Arya Kharisma and subsidiary (i)*
PT Astra France Motor	1972	100.00	117,674	167,033	*PT Astra France Motor*
PT Astra Isuzu Casting Company (ii)	2001	-	-	299,366	*PT Astra Isuzu Casting Company (ii)*
PT Astra Nissan Diesel Indonesia	1984	75.00	359,344	302,143	*PT Astra Nissan Diesel Indonesia*
PT Astra Otoparts Tbk. dan anak perusahaan (iii)	1991	86.59	2,218,266	1,888,149	*PT Astra Otoparts Tbk. and subsidiaries (iii)*
PT Astra Persada Dinamika	1996	100.00	7,530	7,971	*PT Astra Persada Dinamika*
PT Gaya Motor	1968	100.00	183,030	168,459	*PT Gaya Motor*
PT Inti Pantja Press Industri	1990	89.36	254,545	249,823	*PT Inti Pantja Press Industri*
PT Pulogadung Pawitra Laksana	1980	100.00	65,833	79,677	*PT Pulogadung Pawitra Laksana*
PT Serasi Autoraya dan anak perusahaan	1990	100.00	976,393	794,644	*PT Serasi Autoraya and subsidiary*
PT Suryanusa Sepeda Motor Indonesia	1996	100.00	18,079	18,285	*PT Suryanusa Sepeda Motor Indonesia*
PT Sinar Inti Telaga	1984	100.00	3,623	3,499	*PT Sinar Inti Telaga*
PT Tjahja Sakti Motor Corporation	1962	100.00	382,138	833,917	*PT Tjahja Sakti Motor Corporation*
PT Toyota Motor Manufacturing Indonesia (dahulu PT Toyota Astra Motor/ TAM lama) (iv)	1972	5.00	-	3,568,609	*PT Toyota Motor Manufacturing Indonesia (formerly PT Toyota Astra Motor/ Old TAM) (iv)*
JASA KEUANGAN					***FINANCIAL SERVICES***
Astra Overseas Finance BV	1994	100.00	1,266,095	2,646,665	*Astra Overseas Finance BV*
PT Astra Mitra Ventura	1991	99.74	28,355	26,850	*PT Astra Mitra Ventura*
PT Federal International Finance	1989	100.00	2,653,911	1,350,498	*PT Federal International Finance*
PT Sedaya Multi Investama dan anak perusahaan	1989	100.00	1,543,080	1,291,611	*PT Sedaya Multi Investama and subsidiaries*

(Expressed in millions of Rupiah)

	Operasi komersial/ *Commencement of commercial operations*	Persentase kepemilikan efektif/ *Effective percentage of ownership* %	Jumlah aktiva (sebelum dieliminasi)/ *Total assets (before eliminations)* 2004	2003	
JASA KEUANGAN					***FINANCIAL SERVICES***
PT Astra Multi Finance	1991	54.00	287,671	325,694	*PT Astra Multi Finance*
PT Astra Sedaya Finance	1982	53.00	4,451,055	2,477,443	*PT Astra Sedaya Finance*
PT Sedaya Pratama	1993	53.00	171,764	141,216	*PT Sedaya Pratama*
PT Estika Sedaya Finance	1989	27.03	69,740	91,816	*PT Estika Sedaya Finance*
PT Stacomitra Sedaya Finance	1990	31.80	169,110	170,376	*PT Stacomitra Sedaya Finance*
PT Swadharma Bakti Sedaya Finance	1986	29.15	101,881	110,700	*PT Swadharma Bakti Sedaya Finance*
PERKEBUNAN					***AGRIBUSINESS***
PT Astra Agro Lestari Tbk. dan anak perusahaan (v)	1995	79.94	3,202,659	2,614,553	*PT Astra Agro Lestari Tbk. and subsidiaries (v)*
TEKNOLOGI INFORMASI					***INFORMATION TECHNOLOGY***
PT Astra Graphia Tbk. dan anak perusahaan (iii)	1975	76.90	639,719	713,642	*PT Astra Graphia Tbk. and subsidiaries (iii)*
ALAT-ALAT BERAT					***HEAVY EQUIPMENT***
PT Traktor Nusantara dan anak perusahaan	1974	75.48	246,933	208,653	*PT Traktor Nusantara and subsidiary*
PT United Tractors Tbk. dan anak perusahaan (v)	1973	53.17	7,242,959	-	*PT United Tractors Tbk. and subsidiaries (v)*
LAIN-LAIN					***OTHERS***
PT Astratel Nusantara dan anak perusahaan	1992	100.00	1,156,211	798,802	*PT Astratel Nusantara and subsidiary*
PT Astra Persada Raya	1996	100.00	11,712	12,145	*PT Astra Persada Raya*
PT Brahmayasa Bahtera	1970	100.00	101,997	101,979	*PT Brahmayasa Bahtera*
PT Intertel Nusaperdana	1989	100.00	318,375	283,070	*PT Intertel Nusaperdana*
PT Suryaraya Prawira	1994	100.00	96,902	90,158	*PT Suryaraya Prawira*

(i) Pada bulan Desember 2003, PT Aryaloka Sentana telah digabungkan dengan PT Arya Kharisma (lihat Catatan 3c).
(ii) Dijual per tanggal 15 Maret 2004 (lihat Catatan 3b).
(iii) Terdilusi sebagai akibat adanya saham baru sehubungan dengan opsi pemilikan saham karyawan.
(iv) Tidak dikonsolidasi sejak tanggal 1 Agustus 2003 (lihat Catatan 3c).
(v) Lihat Catatan 3a

(i) In December 2003, PT Aryaloka Sentana merged with PT Arya Kharisma (refer to Note 3c).
(ii) Sold as of 15 March 2004 (refer to Note 3b).
(iii) Diluted as a result of additional new shares issued in respect of employee stock options.
(iv) No longer consolidated since 1 August 2003 (refer to Note 3c).
(v) Refer to Note 3a

Seluruh anak perusahaan langsung berdomisili di Indonesia kecuali Astra Overseas Finance BV yang berdomisili di Belanda.

All direct subsidiaries are domiciled in Indonesia except for Astra Overseas Finance BV, which is domiciled in the Netherlands.

Terdapat anak perusahaan langsung dan tidak langsung dikontrol yang tidak dikonsolidasi karena anak perusahaan tersebut dalam proses likuidasi dan/atau tidak material. Anak perusahaan yang dimaksudkan adalah Myanmar Astra Chinte Motor Ltd, Astra International (HK) Ltd dan Eutas Investment Pte Ltd.

There are subsidiaries directly and indirectly controlled, which are not consolidated as these subsidiaries are in the process of liquidation and/or are not material. These subsidiaries are Myanmar Astra Chinte Motor Ltd, Astra International (HK) Ltd and Eutas Investment Pte Ltd.

(Expressed in millions of Rupiah)

Susunan anggota Dewan Komisaris dan Direksi Perseroan adalah sebagai berikut:

The members of the Company's Boards of Commissioners and Directors are as follows:

	30/06/2004	30/06/2003	
Komisaris Kehormatan	Abdul Rachman Ramly	Abdul Rachman Ramly	***Honorary Chairman***
Dewan Komisaris			***Board of Commissioners***
Presiden Komisaris	Theodore Permadi Rachmat	Theodore Permadi Rachmat	*President Commissioner*
Wakil Presiden Komisaris	Benny Subianto	Benny Subianto	*Vice President Commissioner*
Komisaris Independen:	Juwono Sudarsono Mari Elka Pangestu Djunaedi Hadisumarto Motonobu Takemoto Patrick Morris Alexander	Benjamin Arman Suriadjaya Juwono Sudarsono Mari Elka Pangestu Djunaedi Hadisumarto Motonobu Takemoto Patrick Morris Alexander	*Independent Commissioners:*
Komisaris:	Anthony John Liddell Nightingale Philip Eng Heng Nee Neville Barry Venter Brian Richard Keelan Adam Phillip Charles Keswick Benjamin Arman Suriadjaya	Anthony John Liddell Nightingale Philip Eng Heng Nee Neville Barry Venter Brian Richard Keelan Adam Phillip Charles Keswick	*Commissioners:*
Direksi			***Board of Directors***
Presiden Direktur	Budi Setiadharma	Budi Setiadharma	*President Director*
Wakil Presiden Direktur	Michael Dharmawan Ruslim	Michael Dharmawan Ruslim	*Vice President Director*
Direktur:	Danny Walla John Stuart Anderson Slack Prijono Sugiarto Gunawan Geniusahardja	Danny Walla Kour Nam Tiang John Stuart Anderson Slack Prijono Sugiarto Gunawan Geniusahardja	*Directors:*

Pada tanggal 30 Juni 2004, Perseroan dan anak perusahaan mempunyai karyawan tetap kurang lebih 52.000 orang (2003: 51.100) dengan jumlah biaya karyawan untuk enam bulan yang berakhir pada tanggal 30 Juni 2004 adalah kurang lebih Rp 1,01 triliun (2003: Rp 708,9 miliar).

As at 30 June 2004, the Company and subsidiaries had approximately 52,000 permanent employees (2003: 51,100) with total employee costs for the six months ended 30 June 2004 of approximately Rp 1.01 trillion (2003: Rp 708.9 billion).

2. IKHTISAR KEBIJAKAN AKUNTANSI PENTING

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Laporan keuangan konsolidasian Perseroan dan anak perusahaan telah disusun oleh direksi dan selesai pada tanggal 29 Juli 2004.

The consolidated financial statements of the Company and subsidiaries were prepared by the directors and completed on 29 July 2004.

Berikut ini adalah ikhtisar kebijakan akuntansi penting yang diterapkan dalam penyusunan laporan keuangan konsolidasian yang sesuai dengan prinsip akuntansi yang berlaku umum di Indonesia.

Presented below are the significant accounting policies adopted in preparing the consolidated financial statements, which are in conformity with generally accepted accounting principles in Indonesia.

a. Dasar penyusunan laporan keuangan konsolidasian

Laporan keuangan konsolidasian disusun berdasarkan konsep harga perolehan, kecuali untuk penyertaan efek yang diklasifikasi sebagai "untuk diperdagangkan" dan "tersedia untuk dijual" dan instrumen derivatif yang seluruhnya disajikan dengan nilai wajarnya serta aktiva tetap tertentu yang telah dinilai kembali sesuai dengan peraturan pemerintah (lihat Catatan 2j, 2l dan 2n).

Laporan keuangan konsolidasian juga disusun dengan menggunakan dasar akrual *(accrual basis)*, kecuali untuk laporan arus kas konsolidasian.

Laporan arus kas konsolidasian disusun dengan menggunakan metode langsung dengan mengelompokkan arus kas ke dalam kegiatan operasi, investasi dan pendanaan. Untuk tujuan laporan arus kas, kas dan setara kas mencakup kas, bank dan penyertaan jangka pendek yang jatuh tempo dalam waktu tiga bulan atau kurang, setelah dikurangi dengan cerukan.

Kas dan deposito berjangka yang dibatasi penggunaannya baik untuk melunasi pokok pinjaman dan biaya bunga, maupun yang ditempatkan sebagai *margin deposits* untuk fasilitas *letter of credit, guarantee deposits* atau untuk menampung dana hasil penerbitan saham baru serta dana hasil penjualan aktiva Perseroan disajikan sebagai "Kas dan deposito berjangka yang dibatasi penggunaannya".

Deposito berjangka dengan jangka waktu penempatan lebih dari tiga bulan tetapi tidak lebih dari satu tahun disajikan sebagai "Investasi jangka pendek".

Seluruh angka dalam laporan keuangan konsolidasian ini, kecuali dinyatakan secara khusus, dibulatkan menjadi jutaan Rupiah.

b. Prinsip-prinsip konsolidasi

Laporan keuangan konsolidasian menggabungkan aktiva dan kewajiban pada tanggal 30 Juni 2004 dan 2003 dan hasil usaha untuk periode yang berakhir pada tanggal-tanggal tersebut dari Perseroan dan perusahaan-perusahaan dimana:

a. Basis of preparation of the consolidated financial statements

The consolidated financial statements have been prepared on the basis of historical cost, except for investments in securities classified as "trading" and "available for sale" and derivative financial instruments, which are all valued at fair value, and certain fixed assets which are stated at revalued amounts in accordance with government regulations (refer to Notes 2j, 2l and 2n).

The consolidated financial statements have also been prepared on the basis of the accruals concept, except for the consolidated statements of cash flows.

The consolidated statements of cash flows are prepared based on the direct method by classifying cash flows on the basis of operating, investing and financing activities. For the purpose of the statements of cash flows, cash and cash equivalents include cash on hand, cash in bank, and short-term investments with a maturity of three months or less, net of overdrafts.

Cash and time deposits which are either restricted for loan principal repayments and interest payments and placed as margin deposits for letter of credit facilities, guarantee deposits, or resulted from the net proceeds of any share issuance, and the net proceeds of assets sales of the Company, are classified as "Restricted cash and time deposits".

Time deposits with a maturity of more than three months but not more than one year are classified as "Short-term investments".

Figures in the consolidated financial statements are rounded to and stated in millions of Rupiah, unless otherwise stated.

b. Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities as at 30 June 2004 and 2003 and results of operations for the periods then ended of the Company and entities in which:

- Perseroan memiliki penyertaan saham dengan hak suara lebih dari 50% baik langsung maupun tidak langsung dan Perseroan memiliki kemampuan untuk mengendalikan perusahaan-perusahaan tersebut; atau

- Perseroan memiliki penyertaan sebesar atau kurang dari 50% tetapi dapat dibuktikan adanya kemampuan untuk mengendalikan.

Seluruh transaksi dan saldo yang material antara perusahaan-perusahaan yang dikonsolidasi telah dieliminasi dalam penyajian laporan keuangan konsolidasian.

Hak minoritas atas hasil usaha dan ekuitas perusahaan-perusahaan yang dikendalikan Perseroan disajikan terpisah pada laporan laba rugi dan neraca konsolidasian.

Bila pengendalian atas suatu entitas diperoleh dalam periode berjalan, hasil usaha entitas tersebut dimasukkan dalam laporan laba rugi konsolidasian sejak tanggal pengendalian dimulai. Bila pengendalian berakhir dalam periode berjalan, hasil usaha entitas tersebut dimasukkan ke dalam laporan keuangan konsolidasian untuk periode dimana pengendalian masih berlangsung.

Aktiva dan kewajiban anak perusahaan yang berkedudukan di luar Indonesia, dijabarkan ke dalam mata uang Rupiah berdasarkan kurs tengah Bank Indonesia yang berlaku pada akhir periode yang bersangkutan. Pendapatan dan beban dijabarkan dengan kurs transaksi atau kurs rata-rata selama periode yang bersangkutan jika pendapatan dan beban diperoleh atau terjadi secara merata sepanjang periode itu. Selisih yang timbul dari penjabaran laporan keuangan anak perusahaan yang berkedudukan di luar Indonesia disajikan dalam akun "Akumulasi selisih kurs karena penjabaran laporan keuangan" dalam kelompok ekuitas pada neraca konsolidasian.

Kebijakan akuntansi yang digunakan dalam penyusunan laporan keuangan konsolidasian ini telah diterapkan secara konsisten oleh anak-anak perusahaan kecuali jika dinyatakan lain.

Goodwill merupakan selisih lebih antara harga perolehan penyertaan dengan nilai wajar aktiva bersih pada saat perolehan penyertaan. *Goodwill*

- *the Company has direct or indirect ownership of more than 50% of the voting rights and the Company has the ability to control; or*

- *the Company has equal or less than 50% but the Company has the ability to control.*

All material transactions and balances between consolidated companies have been eliminated in preparing the consolidated financial statements.

Minority interests in the results and equity of controlled entities are shown separately in the consolidated statements of income and balance sheets respectively.

Where control of an entity is obtained during a financial period, its results are included in the consolidated statement of income from the date on which control commences. Where control ceases during a financial period, its results are included in the consolidated financial statements for the part of the year during which control existed.

The assets and liabilities of foreign subsidiaries, based outside of Indonesia, are translated into Rupiah amounts based on middle rates published by Bank Indonesia as at period-end. Revenue and expenses have been translated using the rate on the date of the transaction, or an average rate when revenues and expenses are earned and incurred uniformly throughout the period. The resulting differences arising from translation of foreign subsidiaries' financial statements are presented as "Exchange difference due to financial statement translation" under the equity section in the consolidated balance sheets.

The accounting policies adopted in preparing the consolidated financial statements have been consistently applied by the subsidiaries unless otherwise stated.

Goodwill represents the excess of the acquisition cost over the fair value of the net assets at the date of acquisition. Goodwill is

diamortisasi selama 20 tahun dengan menggunakan metode garis lurus, dengan pertimbangan bahwa taksiran masa manfaat ekonomis aktiva utama yang diakuisisi adalah 20 tahun.

amortised over a period of 20 years using the straight-line method, with consideration that the estimated useful lives of the main assets acquired through the investments is 20 years.

Lihat Catatan 2i untuk kebijakan akuntansi transaksi ekuitas anak perusahaan, perusahaan asosiasi, kerjasama operasi dan *jointly controlled entities* ("perusahaan afiliasi").

Refer to Note 2i for the accounting policy related to equity transactions of subsidiaries, associates, joint operations and jointly controlled entities ("affiliates").

c. Transaksi dengan pihak-pihak yang mempunyai hubungan istimewa

c. Transactions with related parties

Perseroan dan anak perusahaan mempunyai transaksi dengan pihak-pihak yang mempunyai hubungan istimewa. Definisi pihak yang mempunyai hubungan istimewa yang dipakai adalah sesuai dengan yang diatur dalam PSAK No. 7 "Pengungkapan Pihak-pihak yang Mempunyai Hubungan Istimewa".

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with PSAK No. 7 "Related Party Disclosures".

Seluruh transaksi yang material dengan pihak-pihak yang mempunyai hubungan istimewa telah diungkapkan dalam catatan atas laporan keuangan konsolidasian.

All major transactions with related parties are disclosed in the notes to the consolidated financial statements.

d. Piutang usaha dan lain-lain

d. Trade and other receivables

Piutang usaha dan lain-lain dinyatakan dalam jumlah neto setelah dikurangi dengan penyisihan piutang ragu-ragu, yang diestimasi berdasarkan review atas kolektibilitas saldo piutang. Piutang dihapuskan pada saat piutang tersebut dipastikan tidak akan tertagih.

Trade and other receivables are stated net of a provision for doubtful accounts, based on a review of the collectibility of outstanding amounts. Accounts are written-off as bad debts during the period in which they are determined to be not collectible.

e. Persediaan

e. Inventories

Persediaan dinyatakan sebesar nilai yang lebih rendah antara harga perolehan dan nilai bersih yang dapat direalisasi. Harga perolehan pada umumnya ditentukan dengan menggunakan metode rata-rata tertimbang untuk barang jadi, barang dalam proses dan suku cadang, kecuali pada anak perusahaan tertentu, yang ditentukan dengan menggunakan metode 'masuk pertama, keluar pertama'; dan metode 'identifikasi khusus' untuk unit *Completely-Knocked-Down ("CKD")*, *Completely-Built-Up ("CBU")* dan alat-alat berat. Nilai bersih yang dapat direalisasi adalah estimasi harga penjualan dalam kegiatan usaha normal dikurangi taksiran biaya penyelesaian dan biaya penjualan.

Inventories are stated at the lower of cost or net realisable value. Cost is generally determined by the weighted average method for finished goods, work-in-process and spare parts, except for certain subsidiaries for which, cost is determined by the first-in, first-out method; and by the specific identification method for Completely-Knocked-Down ("CKD"), Completely-Built-Up ("CBU") units and heavy equipments. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Penyisihan untuk persediaan usang dan tidak lancar ditentukan berdasarkan estimasi penggunaan atau penjualan dari masing-masing jenis persediaan di masa yang akan datang.

A provision for obsolete and slow moving inventory is determined on the basis of estimated future usage or sale of individual inventory items.

f. Piutang pembiayaan konsumen

Piutang pembiayaan konsumen disajikan sebesar jumlah yang telah dikurangi dengan bagian pembiayaan bersama (baik untuk yang dengan *recourse* maupun yang tanpa *recourse*), pendapatan pembiayaan konsumen yang ditangguhkan dan penyisihan piutang ragu-ragu. Penerimaan dari piutang yang telah dihapus-bukukan diakui sebagai pendapatan lain-lain pada saat terjadinya.

Pendapatan pembiayaan konsumen yang ditangguhkan merupakan selisih antara jumlah keseluruhan pembayaran angsuran yang akan diterima dengan jumlah pokok pembiayaan. Pendapatan tangguhan ini akan diakui sebagai penghasilan selama jangka waktu kontrak berdasarkan suatu tarif pengembalian yang dihitung secara berkala atas nilai investasi bersih terhitung sejak pembiayaan konsumen dimulai.

Penyelesaian kontrak sebelum masa pembiayaan konsumen berakhir diperlakukan sebagai pembatalan kontrak pembiayaan konsumen dan keuntungan atau kerugian yang timbul diakui dalam laporan laba rugi konsolidasian.

Dalam pembiayaan bersama, anak perusahaan berhak untuk menetapkan tingkat bunga yang lebih tinggi yang akan dibebankan kepada konsumen daripada tingkat bunga yang ditetapkan dalam perjanjian pembiayaan bersama. Selisihnya merupakan pendapatan dari transaksi pembiayaan bersama.

f. Consumer financing receivables

Consumer financing receivables are stated net of joint financing (both with and without recourse), unearned consumer finance income, and allowance for doubtful accounts. Recoveries from written off receivables are recognised as other income upon receipt.

Unearned consumer finance income is the difference between total instalments to be received from consumers and total financing. This is recognised as earned income over the term of the contract based on a constant rate of return on the net investment commencing at the time the consumer finance contract is executed.

Early termination is treated as a cancellation of an existing contract and the resulting gain or loss is recorded in the consolidated statements of income.

For joint financing arrangements, the subsidiary has the right to set higher interest rates to customers than that stated in the joint financing agreement. The difference is recognised as revenue from joint financing transactions.

g. Investasi bersih dalam sewa guna usaha

Investasi bersih dalam sewa guna usaha dinyatakan sebesar jumlah piutang sewa guna usaha ditambah dengan nilai sisa pada akhir masa sewa guna usaha dikurangi dengan pendapatan sewa guna usaha yang ditangguhkan, simpanan jaminan dan penyisihan piutang ragu-ragu. Selisih antara nilai piutang sewa guna usaha dan nilai tunainya diakui sebagai pendapatan sewa guna usaha yang ditangguhkan.

g. Net investment in direct financing leases

Net investment in direct financing leases is stated at the leases receivable plus the residual value at the end of the leasing period, net of unearned lease income, security deposits, and allowance for doubtful accounts. The difference between the lease receivable and its present value is recognised as unearned lease income.

Pendapatan sewa guna usaha yang ditangguhkan dialokasikan secara konsisten sebagai pendapatan periode berjalan berdasarkan suatu tingkat pengembalian berkala atas investasi bersih.

Unearned lease income is allocated consistently as current period income based on a constant rate of return on the net investment.

h. Kewajiban anjak piutang

h. Factoring liability

Dana yang diterima dari anjak piutang dengan *recourse* diakui sebagai kewajiban anjak piutang sebesar nilai piutang yang dialihkan. Selisih antara jumlah piutang yang dialihkan dengan dana yang diterima ditambah retensi, jika ada, diakui sebagai beban bunga selama periode anjak piutang.

Funds received from factoring with recourse transactions are recognised as a factoring liability in the amount of the transferred receivable. The difference between the amount of the transferred receivables and the funds received plus the retention, if any, is recognised as interest expense over the factoring period.

i. Penyertaan pada perusahaan asosiasi, *jointly controlled entities* dan kerja sama operasi.

i. Investments in associates, jointly controlled entities and joint operations.

Penyertaan pada perusahaan dimana Perseroan dan anak perusahaan memiliki antara 20% hingga 50% hak suara dan mempunyai pengaruh signifikan tetapi tidak mengendalikan (perusahaan asosiasi) dan perusahaan dimana Perseroan memiliki 50% atau lebih hak suara tetapi dikendalikan secara bersama dengan pemegang saham lain *(jointly controlled entities)*, dibukukan dengan menggunakan metode ekuitas *(equity method)*.

Investments in companies in which the Company and subsidiaries have 20% to 50% of the voting rights, and over which the Company and subsidiaries exert significant influence, but which it does not control (associates), and entities in which the Company has 50% or more of the voting rights but are controlled jointly with another shareholder (jointly controlled entities), are accounted for by the equity method.

Berdasarkan metode ini biaya perolehan penyertaan akan ditambah atau dikurangi dengan bagian Perseroan atau anak perusahaan atas laba/(rugi) bersih perusahaan asosiasi dan *jointly controlled entities* sejak tanggal perolehannya dan perolehan dividen. Kerugian yang melebihi nilai tercatat penyertaan diakui bila Perseroan atau anak perusahaan mempunyai komitmen untuk menyediakan bantuan pendanaan atau menjamin kewajiban perusahaan asosiasi dan *jointly controlled entities*.

Based on this method, the cost of investment is increased/(decreased) by the Company's and subsidiaries' share in the net income/(losses) of the associate and jointly controlled entities from the date of acquisition and dividends distribution. Once an investment's carrying value has been reduced to zero, further losses are taken up if the Company or subsidiaries have committed to provide financial support to, or have guaranteed the obligations of, the associates and jointly controlled entities.

Bagian atas laba/(rugi) bersih perusahaan asosiasi dan *jointly controlled entities* disajikan setelah dikurangi dengan amortisasi selisih antara harga perolehan penyertaan dengan bagian Perseroan atau anak perusahaan atas nilai wajar aktiva bersih yang diperoleh pada saat perolehan *(goodwill)*. Amortisasi dihitung dengan metode garis lurus, pada umumnya untuk jangka waktu 20 tahun.

Equity in the net income/(losses) of associates and jointly controlled entities is adjusted for the difference between the cost of the investment and the Company's or subsidiaries' proportionate share in the underlying fair value of the net assets at the date of acquisition ("goodwill") using straight-line amortisation, generally over 20 years.

Keuntungan yang belum direalisasi dari transaksi antara Perseroan dan anak perusahaan dengan perusahaan asosiasi dan *jointly controlled entities* dieliminasi sampai sebatas kepemilikan Perseroan dalam perusahaan asosiasi dan *jointly controlled entities* tersebut; rugi yang belum direalisasi juga dieliminasi kecuali apabila terdapat bukti bahwa dalam transaksi tersebut telah terjadi penurunan atas nilai aktiva yang ditransfer.

Unrealised gains on transactions between the Company and its subsidiaries with its associates and jointly controlled entities are eliminated to the extent of the Company's interest in the associates and jointly controlled entities; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Transaksi ekuitas yang mempengaruhi persentase pemilikan dan ekuitas perusahaan afiliasi dicatat sebagai "Selisih transaksi perubahan ekuitas perusahaan afiliasi" dalam kelompok ekuitas pada neraca konsolidasian.

Equity transactions affecting the percentage of ownership and equity of affiliates are shown as "Difference arising from equity transactions of affiliates" under the equity section in the consolidated balance sheets.

Penyisihan dilakukan apabila terjadi penurunan nilai jangka panjang.

Provisions are made for long-term impairment in value.

Penyertaan pada Konsorsium Intertel-Astratel dibukukan dengan menggunakan metode ekuitas (lihat Catatan 27f).

Investment in Intertel-Astratel Consortium is accounted for by the equity method (refer to Note 27f).

Penyertaan dalam kerja sama operasi dicatat dengan metode ekuitas. Bagian laba atau rugi penyertaan tersebut dialokasikan berdasarkan persentase tertentu yang telah disetujui oleh pihak-pihak yang terlibat dalam perjanjian kerja sama operasi tersebut.

Investment in joint operations are accounted for using the equity method. Equity in the net income or losses of such investments is allocated based on certain percentages agreed by both parties in the Joint Operation Agreements.

j. Penyertaan dalam efek hutang dan ekuitas

j. Investments in debt and equity securities

Penyertaan dalam efek hutang dan ekuitas yang nilai wajarnya tidak tersedia, diakui dengan harga perolehannya dan penyisihan penurunan nilai penyertaan dilakukan apabila manajemen menyimpulkan bahwa nilai penyertaan yang bersangkutan telah mengalami penurunan yang signifikan atau permanen.

Investments in debt and equity securities that do not have readily determinable fair values are stated at cost and a provision is only made where, in the opinion of management, there has been a significant reduction or a permanent decline in the value of the investment.

Untuk penyertaan pada efek hutang dan ekuitas yang nilai wajarnya tersedia, manajemen menentukan klasifikasi yang tepat untuk penyertaan tersebut pada saat perolehannya dan mengevaluasi ulang klasifikasi tersebut pada setiap tanggal neraca.

For investments in debt and equity securities that have readily determinable fair values, management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date.

Efek hutang diklasifikasikan sebagai dimiliki hingga jatuh tempo apabila Perseroan dan anak perusahaan bermaksud dan mampu untuk memiliki efek tersebut hingga tanggal jatuh temponya. Efek tersebut diakui sebesar harga perolehannya setelah dikurangi dengan diskonto atau premium yang belum diamortisasi.

Debt securities are classified as held to maturity when the Company and subsidiaries have the intent and ability to hold the securities to maturity. Held to maturity securities are stated at cost net of unamortised discount or premium.

Efek hutang dan ekuitas yang dibeli dan dimiliki untuk dijual dalam waktu dekat diklasifikasikan sebagai efek yang diperdagangkan dan diakui dengan nilai wajarnya. Keuntungan dan kerugian yang belum direalisasi diakui sebagai laba atau rugi pada laporan laba rugi konsolidasian.

Debt and equity securities that are purchased and held principally for the purpose of selling them in the near future are classified as trading securities and carried at fair value, with unrealised gains and losses recognised in the consolidated statements of income.

Efek hutang yang tidak diklasifikasikan baik sebagai yang dimiliki hingga jatuh tempo maupun yang diperdagangkan, dan efek ekuitas yang tidak diklasifikasikan yang sebagai diperdagangkan, diklasifikasikan sebagai efek yang tersedia untuk dijual dan diakui sebesar nilai wajarnya. Keuntungan dan kerugian yang belum direalisasi disajikan sebagai komponen terpisah "Akumulasi penyesuaian nilai wajar investasi" di bagian ekuitas.

Debt securities not classified as either held to maturity securities or trading securities, and equity securities not classified as trading are classified as available for sale securities and carried at fair value, with unrealised gains and losses reported as a separate component of equity, "Investment fair value revaluation reserve".

Harga pokok efek yang dijual ditentukan dengan metode rata-rata tertimbang.

Cost of securities sold is determined on the weighted average method.

Dividen dari penyertaan pada efek ekuitas diakui pada saat diumumkan.

Dividends from investments in equity securities are recognised when declared.

k. Proyek perkebunan plasma

k. Plasma projects

Biaya-biaya yang terjadi dalam tahap pengembangan perkebunan plasma sampai perkebunan tersebut siap dikonversi dikapitalisasi ke akun perkebunan plasma. Pengembangan perkebunan ini dibiayai oleh kredit investasi perkebunan plasma yang diperoleh dari bank atau pembiayaan sendiri. Akumulasi biaya pengembangan perkebunan plasma disajikan sebesar jumlah bersihnya yaitu setelah dikurangi dengan kredit investasi perkebunan plasma yang diterima, dicatat sebagai bagian dari aktiva tidak lancar dalam "Aktiva lain-lain" pada neraca konsolidasian.

Costs incurred during the development phase up to conversion of plasma plantations (hand over of the plantation to plasma farmers) are capitalised to the plasma plantation account. Development of the plasma plantations is financed by plasma plantation investment credits from banks or are self-financed. The accumulated development costs are presented net of investment credit receipts, as part of non-current assets under "Other assets" in consolidated balance sheets.

Selisih antara akumulasi biaya pengembangan dengan nilai konversi (nilai yang disepakati oleh bank, anak perusahaan dan petani) perkebunan plasma dibebankan ke laporan laba rugi konsolidasian.

The difference between accumulated development costs and conversion value (agreed amount between banks, subsidiaries and farmers) of plasma plantations is charged to the consolidated statements of income.

l. Aktiva tetap dan penyusutan

l. Fixed assets and depreciation

Pemilikan langsung

Direct ownership

Aktiva tetap diakui sebesar harga perolehannya, kecuali aktiva tetap tertentu yang telah dinilai kembali sesuai dengan peraturan Pemerintah yang berlaku yang dinyatakan dengan nilai revaluasi, dikurangi dengan akumulasi penyusutannya. Selisih yang timbul dari penilaian kembali aktiva tetap dikreditkan ke akun "Selisih penilaian kembali aktiva tetap" yang disajikan pada bagian ekuitas.

Fixed assets are stated at cost, except for certain fixed assets which are stated at revalued amounts in accordance with Government regulations, less accumulated depreciation. The difference resulting from the revaluation of such fixed assets is credited to the "Fixed assets revaluation reserve" account presented in the equity section.

Biaya-biaya piranti lunak komputer yang terjadi selama tahap awal proyek dan setelah tahap implementasi dibebankan pada periode berjalan. Biaya-biaya yang terjadi dalam tahap pengembangan aplikasi dikapitalisasi.

Computer software costs that are incurred during the preliminary project and post implementation stages are expensed. Costs incurred during the application development stage are capitalised.

Penyusutan pada umumnya dihitung dengan menggunakan metode garis lurus, kecuali untuk aktiva tetap tertentu yang dimiliki oleh PT Toyota Motor Manufacturing Indonesia ("TMMIN"), yang adalah anak perusahaan hingga terjadinya dekonsolidasi pada tahun 2003 (lihat Catatan 3c) dan yang dimiliki oleh PT Berau Coal ("Berau"), anak perusahaan tidak langsung. Penyusutan tersebut dihitung berdasarkan estimasi masa manfaat ekonomis aktiva tetap sebagai berikut:

Depreciation is generally calculated on the straight-line method, except for certain fixed assets of PT Toyota Motor Manufacturing Indonesia ("TMMIN"), a subsidiary until deconsolidation in 2003 (refer to Note 3c) and certain fixed assets of PT Berau Coal ("Berau"), indirect subsidiary. Depreciation is calculated based on the estimated useful lives of the assets as follows:

	Tahun/*Years*		
	Perseroan/ *Company*	Anak perusahaan/ *Subsidiaries*	
Bangunan dan fasilitasnya	4 - 20	4 - 25	*Buildings and building improvements*
Mesin dan peralatan	4 - 5	2 - 20	*Machinery and equipment*
Alat-alat pengangkutan	5	4 - 8	*Transportation equipment*
Perabot dan peralatan kantor	4 - 5	2 - 10	*Furniture and office equipment*
Tanaman menghasilkan	-	20	*Mature plantations*
Alat-alat berat yang disewakan	-	2 - 5	*Heavy equipment for lease*

Hak atas tanah tidak diamortisasi.

Land rights are not amortised.

TMMIN menghitung penyusutan seluruh aktiva tetapnya dengan menggunakan metode saldo menurun ganda kecuali untuk bangunan dan fasilitasnya, dimana bangunan dan fasilitasnya disusutkan dengan metode garis lurus. Aktiva tetap Berau disusutkan menggunakan metode garis lurus selama masa yang lebih singkat antara estimasi masa manfaat aktiva dan sisa umur tambang berdasarkan Kontrak Karya Batubara.

TMMIN calculated depreciation using the double declining method for all fixed assets except for buildings and improvements, which used the straight-line method. Fixed assets of Berau are depreciated using the straigh-line method over the lesser of the estimated useful lives of the assets and the remaining life of the mine based on the Coal Contract of Work.

Biaya pemeliharaan dan perbaikan diakui sebagai beban pada saat terjadinya. Pengeluaran yang memperpanjang masa manfaat aktiva atau yang memberikan manfaat ekonomis yang berupa peningkatan kapasitas atau mutu produksi, dikapitalisasi dan disusutkan sesuai dengan tarif penyusutan yang sesuai.

The cost of repairs and maintenance is charged as an expense as incurred. Expenditures that extend the future life of assets or provide further economic benefits by increasing capacity or quality of production are capitalised and depreciated based on applicable depreciation rates.

Apabila nilai tercatat aktiva lebih besar dari nilai yang dapat diperoleh kembali, nilai tercatat aktiva akan diturunkan menjadi sebesar nilai yang dapat diperoleh kembali, yaitu nilai tertinggi antara harga jual neto dan nilai pakai.

When the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount, which is determined as being the higher of net selling price or value in use.

Apabila aktiva tetap tidak digunakan lagi atau dijual, maka nilai tercatat dan akumulasi penyusutannya dikeluarkan dari laporan keuangan konsolidasian, dan keuntungan atau kerugian yang dihasilkannya diakui dalam laporan laba rugi konsolidasian.

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains and losses on the disposal of fixed assets are recognised in the consolidated statements of income.

Akumulasi biaya persiapan lahan, penanaman, pemupukan, pemeliharaan dan biaya tidak langsung lainnya dikapitalisasi sebagai "Aktiva dalam penyelesaian - tanaman belum menghasilkan". Biaya tersebut direklasifikasi ke akun "Tanaman menghasilkan" pada saat tanaman yang bersangkutan siap menghasilkan. Penyusutan mulai dibebankan pada saat tanaman siap untuk menghasilkan.

The accumulated costs of field preparation, planting, fertilisers, maintenance and overheads are capitalised as "Assets under construction - immature plantations". These costs are reclassified to "Mature plantations" when the plantations becomes productive and are ready for use. Depreciation is charged from the date when a plantation is mature.

Akumulasi biaya konstruksi bangunan, pabrik dan pemasangan mesin dikapitalisasi sebagai "Aktiva dalam penyelesaian - bangunan dan mesin". Biaya tersebut direklasifikasi ke akun aktiva tetap pada saat proses konstruksi atau pemasangan selesai. Penyusutan mulai dibebankan pada saat aktiva tersebut mulai digunakan.

The accumulated costs of the construction of buildings and plant and the installation of machinery are capitalised as "Assets under construction – buildings and machinery". These costs are reclassified to the fixed asset accounts when the construction or installation is complete. Depreciation is charged from the date when assets are brought into use.

Biaya bunga dan biaya pinjaman lainnya, seperti diskonto dan keuntungan atau kerugian selisih kurs, baik yang secara langsung ataupun tidak langsung digunakan untuk mendanai suatu proses pembangunan *qualifying asset*, dikapitalisasi hingga saat proses pembangunan tersebut selesai. Untuk pinjaman yang secara khusus digunakan untuk perolehan *qualifying asset*, jumlah yang dikapitalisasi adalah sebesar biaya pinjaman yang terjadi selama periode berjalan, dikurangi dengan pendapatan investasi jangka pendek dari pinjaman tersebut.

Interest and other borrowing costs, such as discount fees, and foreign exchange gains or losses on loans either directly or indirectly used in financing construction of a qualifying asset are capitalised up to the date when construction is complete. For borrowings directly attributable to a qualifying asset, the amount to be capitalised is determined as the actual borrowing costs incurred during the period, less any income earned on the temporary investment of such borrowings.

Untuk pinjaman yang tidak secara khusus digunakan untuk perolehan *qualifying asset*, jumlah biaya pinjaman yang dikapitalisasi ditentukan dengan mengalikan tingkat kapitalisasi tertentu terhadap pengeluaran untuk *qualifying asset* tersebut.

For borrowings that are not directly attributable to a qualifying asset, the amount to be capitalised is determined by applying a capitalisation rate to the amount expended on the qualifying asset.

Tingkat kapitalisasi adalah rata-rata tertimbang dari biaya pinjaman terhadap seluruh saldo pinjaman terkait dalam periode tertentu, dengan mengecualikan jumlah pinjaman yang secara khusus digunakan untuk perolehan *qualifying asset* tertentu.

The capitalisation rate is the weighted average of the borrowing costs applicable to the total borrowings outstanding during the period, excluding borrowings directly attributable to finance certain qualifying assets.

Aktiva sewa guna usaha

Aktiva tetap yang diperoleh dengan sewa guna usaha pembiayaan disajikan sebesar nilai tunai dari jumlah pembayaran minimum sewa guna usaha ditambah harga opsi pada akhir periode sewa. Kewajiban yang terkait juga diakui dan setiap pembayaran angsuran dialokasi sebagai pelunasan kewajiban atau hutang dan pembayaran beban bunga. Aktiva sewa guna usaha disusutkan dengan menggunakan metode yang sama dengan aktiva yang dimiliki secara langsung.

Keuntungan atau kerugian atas transaksi penjualan dan penyewaan kembali dimana penyewaan kembali tersebut merupakan sewa guna usaha pembiayaan, ditangguhkan dan diamortisasi selama sisa masa manfaat aktiva sewa guna usaha yang bersangkutan dengan menggunakan metode garis lurus.

Fixed assets under finance leases

Fixed assets acquired by means of finance leases are presented at the present value of the minimum lease payments plus purchase option at the end of the lease term. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges. The assets are depreciated similarly to owned assets.

Gains or losses on sale-and-leaseback transactions, in which the leaseback is a finance lease, are deferred and amortised over the remaining useful lives of the leased assets using the straight-line method.

m. Biaya tangguhan

Biaya tangguhan yang dikeluarkan sehubungan dengan perolehan atau perpanjangan izin atas tanah dan biaya tangguhan lainnya dan diamortisasi selama masa manfaat masing-masing biaya.

Biaya pengembangan dan eksplorasi tangguhan

Biaya eksplorasi dan evaluasi batu bara diakumulasikan untuk setiap *"area of interest"* dan ditangguhkan sebagai aktiva apabila diperkirakan dapat diperoleh kembali melalui eksploitasi atau penjualan. Biaya tersebut juga ditangguhkan apabila aktivitas dalam *"area of interest"* tersebut belum mencapai tahap yang memungkinkan untuk melakukan penilaian yang memadai atas adanya cadangan yang secara ekonomis dapat diperoleh dan juga adanya kegiatan yang aktif dan signifikan yang sedang berlangsung di *"area of interest"* tersebut.

Evaluasi atas kewajaran dari nilai tercatat biaya eksplorasi yang ditangguhkan untuk setiap *"area of interest"* dilakukan pada setiap akhir periode akuntansi, apabila nilai yang dapat dipulihkan *(recoverable)* lebih rendah dari saldo biaya eksplorasi yang ditangguhkan, maka atas selisihnya dibuat penyisihan untuk dihapuskan pada laba rugi konsolidasian periode berjalan.

m. Deferred charges

Deferred charges associated with the acquisition or renewal of legal titles and other deferred charges and are amortised over the expected beneficial period.

Exploration and development expenditure

Coal exploration and evaluation expenditure is accumulated for each area of interest and deferred as an asset when the costs are expected to be recouped through exploitation or sale. This expenditure is also deferred where activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and active and significant operations in or in relation to the area are continuing.

The net carrying value of each area of interest is reviewed regularly at each accounting period end, and to the extent to which its recoverable value is lower than its deferred exploration value, the variance is provided for or written off in the current period.

Biaya pengembangan dikapitalisasi dan meliputi biaya untuk mengembangkan suatu *"area of interest"* sebelum dimulainya operasi di area tersebut.

Biaya eksplorasi dan pengembangan yang ditangguhkan diamortisasi menggunakan metode unit produksi sejak dimulainya produksi di suatu *"area of interest"* tertentu.

Biaya pengupasan tanah tangguhan

Biaya pengupasan tanah diakui sebagai biaya produksi berdasarkan rasio aktual pengupasan tanah untuk periode yang bersangkutan. Biaya pengupasan tanah yang terjadi untuk memindahkan tanah yang tidak menghasilkan batu bara ditangguhkan sebagai biaya pengupasan tanah tangguhan dan diakui sebagai biaya produksi ketika batu bara diperoleh. Biaya pengupasan tanah tangguhan dihapusbukukan dalam periode dimana dinyatakan tidak terdapat batu bara dan/atau dinilai tidak ekonomis untuk ditambang.

n. Instrumen keuangan derivatif

Dalam rangka penerapan kebijakan manajemen risiko, Perseroan dan anak perusahaan tertentu secara berkala melakukan kontrak berjangka valuta asing dan kontrak swap valuta asing dengan pihak lain.

Untuk dapat menggunakan akuntansi lindung nilai, PSAK 55 "Akuntansi Instrumen Derivatif dan Aktivitas Lindung Nilai" mengharuskan beberapa persyaratan tertentu untuk dipenuhi termasuk antara lain adanya keharusan dokumentasi pada saat dimulainya lindung nilai yang bersangkutan.

Perubahan nilai wajar derivatif yang tidak memenuhi kriteria lindung nilai diakui pada laporan laba rugi konsolidasian. Sedangkan perubahan nilai wajar yang berhubungan dengan lindung nilai pada dasarnya diperlakukan sesuai dengan perlakuan terhadap unsur yang dilindungnilaikan.

o. Transaksi dan saldo dalam mata uang asing

Transaksi dalam mata uang asing dicatat ke dalam Rupiah berdasarkan kurs yang berlaku

Development expenditure is capitalised and incorporates costs of developing an area of interest prior to the commencement of operations in the respective area.

Deferred coal exploration and development expenditure is amortised using the unit of production method from the date of commercial production of the respective are of interest.

Deferred stripping costs

Stripping costs are recognised as production costs based on the actual stripping ratio for the period. Stripping costs incurred for removal of overburden without exposing the coal are deferred as deferred stripping costs and will be recognised as production costs when the coal has been exposed. Deferred stripping costs are written-off during the period in which the coal is determined not available and/or economically to be mined.

n. Derivative financial instruments

In implementing their risk management policies, the Company and certain subsidiaries periodically enter into forward foreign currency contracts and foreign currency swap contracts with external counterparties.

To qualify for hedge accounting, PSAK 55 "Accounting for Derivative Instruments and Hedging Activities" requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

Changes in the fair value of derivatives that do not meet the criteria of a hedge are recorded in the consolidated statements of income. Changes in the fair value in respect of hedges are principally treated in accordance with the treatment of the hedged item.

o. Foreign currency transactions and balances

Transactions denominated in a foreign currency are converted into Rupiah at the

(Expressed in millions of Rupiah)

pada saat transaksi dilakukan. Pada tanggal neraca, aktiva dan kewajiban moneter dalam mata uang asing, dijabarkan dengan kurs yang berlaku pada tanggal neraca.

exchange rate prevailing at the date of the transactions. At the balance sheet date, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rates prevailing at that date.

Kurs mata uang utama menggunakan kurs tengah yang diumumkan oleh Bank Indonesia sebagai berikut (dalam satuan Rupiah):

The major exchange rates used, based on the middle rates published by Bank Indonesia, are as follows (in full Rupiah):

	2004	2003	
Pounds Sterling Inggris ("GBP")	17,029	13,698	*Great Britain Pounds Sterling ("GBP")*
Dolar Amerika Serikat ("US$")	9,415	8,285	*United States Dollars ("US$")*
Euro Eropa ("EUR")	11,384	9,476	*European Euros ("EUR")*
Yen Jepang ("JPY")	87	69	*Japanese Yen ("JPY")*

Keuntungan dan kerugian selisih nilai tukar yang timbul dari transaksi atau penjabaran aktiva dan kewajiban moneter dalam mata uang asing dibebankan pada laporan laba rugi konsolidasian.

Exchange gains and losses arising on transactions in foreign currency and on the translation of foreign currency monetary assets and liabilities are recognised in the consolidated statements of income.

p. Kompensasi berbasis saham

p. Stock-based compensation

Perseroan dan anak perusahaan tertentu memberikan opsi saham kepada para karyawan. Beban kompensasi ditentukan pada tanggal pemberian kompensasi berdasarkan nilai wajar dari seluruh opsi saham yang diberikan dan diakui pada laporan laba rugi konsolidasian selama periode jasa diberikan atau periode *vesting*.

The Company and certain subsidiaries provide stock options to employees. Compensation cost is measured at grant date based on the fair value of the stock options and is recognised in the consolidated statements of income over the service or vesting period.

Nilai wajar opsi yang diberikan dihitung dengan menggunakan metode penentuan harga opsi *"Black-Scholes"*.

The fair value of options granted is estimated using the "Black-Scholes" option pricing model.

q. *Rights*

q. Rights

Sehubungan dengan penerbitan Pinjaman dan Obligasi Seri III dalam rangka restrukturisasi pinjaman dan obligasi Perseroan pada tahun 1999, Perseroan menerbitkan *detachable rights*. *Rights* ini dapat diperdagangkan secara terpisah dari pinjaman dan obligasi tersebut.

Detachable rights were issued in relation to the issuance of Series III Loans and Bonds under the debt restructuring of the Company's loans and bonds in 1999 and can be traded separately from the loans and bonds.

Rights ini dicatat sebesar nilai wajarnya dan diakui sebagai bagian dari ekuitas "Tambahan modal disetor". Jumlah yang sama diakui sebagai diskonto. Diskonto yang belum diamortisasi dicatat sebagai pengurang nilai pokok pinjaman dan obligasi, dan diamortisasi sesuai dengan jangka waktu pinjaman dan obligasi tersebut. Dana yang diperoleh pada saat

The rights are recorded at fair value and recognised as part of equity as "Additional paid-in capital" with the corresponding balance recorded as discount. Unamortised discount is presented as a deduction from the loans and bonds and amortised over the period of the loans and bonds. The funds received upon the exercise of the rights and the amount

eksekusi *rights* dan jumlah yang dialokasikan sebagai nilai wajar *rights* yang bersangkutan dicatat sebagai modal saham dan tambahan modal disetor.

allocated as the fair value of such rights is recorded as share capital and additional paid-in capital.

r. Pengakuan penghasilan dan beban

r. Revenue and expense recognition

Penghasilan bersih adalah penghasilan Perseroan dan anak perusahaan yang diperoleh dari penjualan produk dan jasa, setelah dikurangi diskon, retur, potongan penjualan, pajak penjualan barang mewah dan pajak pertambahan nilai.

Net revenues represent revenue earned from the sale of the Company's and subsidiaries' products and services, net of discounts, returns, trade allowances, luxury sales and value added taxes.

Penghasilan dari penjualan domestik diakui pada saat barang ditagih dan siap untuk dikirimkan. Penghasilan dari penjualan ekspor diakui pada saat penyerahan barang di atas kapal pelabuhan pengiriman. Penghasilan jasa diakui pada saat jasa telah dilaksanakan.

Revenue from domestic sales of goods is recognised when goods are billed and ready for delivery. Revenue from export sales is recognised upon shipment of the goods to the customers. Revenue from rendering of services is recognised when services are rendered.

Penghasilan dari penjualan *real estate* diakui dengan menggunakan metode persentase penyelesaian sepanjang memenuhi kriteria tertentu.

Revenue from real estate sales is recognised based on the percentage-of-completion method, provided certain criteria are met.

Penghasilan dari piutang pembiayaan yang merupakan selisih antara seluruh pembayaran angsuran yang akan diterima dengan biaya perolehan aktiva yang dibiayai, dicatat sebagai penghasilan tangguhan dan diakui sebagai penghasilan sesuai dengan jangka waktu kontraknya. Penghasilan tersebut tidak diakui apabila kolektibilitasnya diragukan.

Income from financing receivables, which is the excess of aggregate instalment payments collectible over the cost of financed assets, is recorded as unearned income and subsequently recognised as income over the term of the respective financing contracts. Income is not recognised when there is an indication that collectibility is doubtful.

Beban diakui pada saat terjadinya berdasarkan metode akrual.

Expenses are recognised as incurred on an accruals basis.

s. Perpajakan

s. Taxation

Semua perbedaan temporer antara jumlah tercatat aktiva dan kewajiban dengan dasar pengenaan pajaknya diakui sebagai pajak tangguhan dengan metode kewajiban (*liability*). Pajak tangguhan diukur dengan tarif pajak yang berlaku saat ini.

Deferred income tax is provided using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Aktiva pajak tangguhan diakui apabila besar kemungkinan bahwa jumlah penghasilan kena pajak di masa mendatang akan memadai untuk dikompensasi dengan perbedaan temporer yang dapat dikurangkan.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised.

Koreksi terhadap kewajiban perpajakan diakui pada saat surat ketetapan pajak diterima atau jika mengajukan keberatan/banding pada saat keputusan atas keberatan/banding tersebut telah ditetapkan.

Amendments to taxation obligations are recorded when an assessment is received or, if objection/appealed against, when the result of the objection/appeal is determined.

t. Manfaat karyawan

Manfaat karyawan sehubungan dengan pensiun, uang pisah, uang jasa, uang kompensasi hak dan hak-hak lainnya diakui sesuai dengan masa kerja karyawan yang bersangkutan.

Sehubungan dengan program pensiun manfaat pasti, biaya jasa kini diakui sebagai beban periode berjalan. Biaya jasa lalu diamortisasi selama rata-rata sisa masa kerja dari karyawan. Metode penilaian aktuarial yang digunakan oleh aktuaris independen adalah metode *projected benefit* dengan *"attained-age-normal"* dan dilakukan minimal setiap tiga tahun sekali.

t. Employee benefits

Employee benefits related to retirement, severance, service compensation payments and other benefits are recognised when they accrue to the employee.

In respect of defined benefit retirement plans, current service cost is expensed in the prevailing period. Past service costs are amortised over the average expected remaining working lives of existing employees. The valuation method used by the independent actuaries is the projected benefit method with "attained-age-normal" and is performed at least once every three years.

u. Transaksi restrukturisasi antara entitas sepengendali

Dalam transaksi restrukturisasi antara entitas sepengendali, selisih antara harga pengalihan dengan nilai bukunya dicatat dalam akun "Selisih transaksi restrukturisasi entitas sepengendali". Akun tersebut disajikan sebagai salah satu unsur ekuitas.

Saldo akun tersebut tidak berubah akibat pengalihan lebih lanjut dari aktiva, kewajiban, saham atau instrumen kepemilikan lainnya tersebut kepada entitas lainnya.

u. Restructuring transactions of entities under common control

In restructuring transactions of entities under common control, any difference between the transfer price and the book value is recorded under the account "Difference arising from restructuring transactions of entities under common control" and presented under the equity section.

The balance of this account does not change as a result of a further transfer of assets, liabilities, equity or other ownership instruments to another entity.

v. Laba per saham

Laba per saham dasar dihitung dengan membagi laba bersih dengan jumlah rata-rata tertimbang saham yang beredar pada periode yang bersangkutan.

Laba per saham dilusian dihitung dengan membagi laba bersih dengan rata-rata tertimbang saham yang beredar pada periode yang bersangkutan yang disesuaikan dengan mengasumsikan konversi efek berpotensi saham yang sifatnya dilutif. Laba bersih disesuaikan untuk menghilangkan pengaruh beban bunga dari efek berpotensi saham yang sifatnya dilutif selama periode yang bersangkutan.

v. Earnings per share

Basic earnings per share is computed by dividing net income with the weighted average number of shares outstanding during the period.

Diluted earnings per share is computed by dividing net income with the weighted average number of shares outstanding during the period adjusted to assume conversion of all dilutive potential ordinary shares. Net income is adjusted to eliminate the interest expense of the dilutive potential ordinary shares during the period.

w. Penggunaan estimasi

Penyusunan laporan keuangan konsolidasian sesuai dengan prinsip akuntansi yang berlaku umum mengharuskan manajemen untuk membuat estimasi dan asumsi yang

w. Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and

(Expressed in millions of Rupiah)

mempengaruhi jumlah aktiva dan kewajiban dan pengungkapan aktiva dan kewajiban kontinjen pada tanggal laporan keuangan konsolidasian serta jumlah pendapatan dan beban selama periode pelaporan. Hasil yang sebenarnya dapat berbeda dengan jumlah yang diestimasi.

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. AKUISISI, PELEPASAN, RESTRUKTURISASI USAHA SIGNIFIKAN DAN RENCANA PELEPASAN ATAS ANAK PERUSAHAAN DAN PERUSAHAAN ASOSIASI

3. MAJOR ACQUISITION, DISPOSALS, BUSINESS RESTRUCTURING AND DISPOSAL PLANS OF SUBSIDIARIES AND ASSOCIATES

Akuisisi, pelepasan, restrukturisasi usaha yang signifikan dan rencana pelepasan dari perusahaan-perusahaan afiliasi pada tahun 2004 dan 2003 adalah sebagai berikut:

Significant acquisitions, disposals, business restructurings and disposal plans of affiliates in 2004 and 2003 are as follows:

a. Akuisisi signifikan

a. Major acquisitions

PT Gaya Motor

PT Gaya Motor

Pada tanggal 15 April 2003, Perseroan dan salah satu anak perusahaan, PT Aryaloka Sentana ("ALS") (lihat Catatan 3c) mengakuisisi 1.500 saham prioritas dan 42.735 saham biasa PT Gaya Motor ("GM") yang dimiliki oleh PT Rajawali Nusantara Indonesia, sehingga kepemilikan efektif Perseroan di GM meningkat dari 75,92% menjadi 100%.

On 15 April 2003, the Company and PT Aryaloka Sentana ("ALS"), a subsidiary, (refer to Note 3c) acquired 1,500 shares of preferred stocks and 42,735 shares of common stocks of PT Gaya Motor ("GM") from PT Rajawali Nusantara Indonesia. As a result, the Company's effective ownership in GM increased from 75.92% to 100%.

Rincian perhitungan *goodwill* yang timbul dari akuisisi tersebut adalah sebagai berikut:

Detail of goodwill obtained from the acquisition is as follows:

Harga perolehan	41,500	*Purchase consideration*
Nilai wajar aktiva bersih yang diakuisisi (24,08%)	(27,974)	*Fair value of net assets acquired (24.08%)*
Goodwill	13,526	*Goodwill*

PT Astra Agro Lestari Tbk.

PT Astra Agro Lestari Tbk.

Pada bulan Juni 2004, Perseroan telah menyelesaikan opsi dengan membeli sejumlah 103.273.350 lembar saham biasa PT Astra Agro Lestari ("AAL") dari PT Pandu Dian Pertiwi ("PDP"), sesuai dengan Perjanjian Penjualan dan Pembelian Saham ("PPPS") (lihat Catatan 27b). Selain itu, Perseroan juga membeli sejumlah 173.113.000 lembar saham AAL dari pihak ketiga melalui Bursa Efek Jakarta. Sebagai akibat dari adanya pembelian tersebut, kepemilikan Perseroan di AAL per 30 Juni 2004 naik menjadi 79,94%.

In June 2004, the Company settled the purchase of 103,273,350 shares of common stocks of PT Astra Agro Lestari ("AAL") from PT Pandu Dian Pertiwi ("PDP"), pursuant to Agreement to Sale and Purchase Shares ("ASPS") (see Note 27b). The Company also acquired another 173,113,000 shares of AAL from third parties through Jakarta Stock Exchange. As a result, the Company's ownership in AAL increased to 79.94% per 30 June 2004.

(Expressed in millions of Rupiah)

Rincian perhitungan *goodwill* yang timbul dari akuisisi tersebut adalah sebagai berikut:

Detail of goodwill obtained from the acquisition is as follows:

Harga perolehan	934,864	*Purchase consideration*
Pemulihan atas penyisihan*	(218,799)	*Reversal of provision**
Nilai wajar aktiva bersih yang diakuisisi	(330,738)	*Fair value of net assets acquired*
Goodwill	385,327	*Goodwill*

* lihat Catatan 27b

** refer to Note 27b*

PT United Tractors Tbk.

PT United Tractors Tbk.

Pada tahun 2004, Perseroan menambah kepemilikan sahamnya pada PT United Tractors Tbk. ("UT") sejumlah 645.921.985 lembar saham melalui mekanisme penawaran umum terbatas. Selain itu Perseroan juga membeli sejumlah 90.530.000 lembar saham biasa UT dari pihak ketiga melalui Bursa Efek Jakarta. Sebagai akibat dari adanya pembelian tersebut, kepemilikan Perseroan di UT per 30 Juni 2004 naik menjadi 53,17%. Oleh karena itu, sejak tanggal 1 Juni 2004 UT telah dikonsolidasi.

In 2004, the Company acquired 645,921,985 shares of PT United Tractors Tbk. ("UT") through a limited public offering mechanism. Further, the Company also purchased another 90,530,000 shares UT from third parties through Jakarta Stock Exchange. As a result, the Company's ownership in UT increased to 53.17% per 30 June 2004. Therefore, since 1 June 2004, UT was consolidated.

Rincian perhitungan *goodwill* yang timbul dari akuisisi tersebut adalah sebagai berikut:

Detail of goodwill obtained from the acquisition is as follows:

Harga perolehan	440,777	*Purchase consideration*
Nilai wajar aktiva bersih yang diakuisisi	(414,667)	*Fair value of net assets acquired*
Goodwill	26,110	*Goodwill*

Goodwill diamortisasi selama 20 tahun.

Goodwill is being amortised over 20 years.

b. Pelepasan signifikan

b. Major disposals

Perusahaan induk/ *Holding Company*	Pelepasan/ *Disposal*	Tanggal/ *Date*	% kepemilikan sebelum pelepasan/ *% interest before disposal*	% kepemilikan setelah pelepasan/ *% interest after disposal*	Aktiva bersih yang dijual/ *Net assets sold* Rp miliar/ *Rp billion*	Harga jual/ *Consideration* Rp miliar/ *Rp billion*	Laba/(rugi) pelepasan/ *Profit/(loss) on disposal* Rp miliar/ *Rp billion*
Pelepasan tahun 2004/*2004 disposals*							
PT Astra Agro Lestari Tbk.	PT Bantar, PT Bukit Sari, PT Sankawangi	05/01/2004	100.00	-	13.6 [a)]	11.8	(1.8)
PT Astra Agro Lestari Tbk.	PT Huma Indah Mekar	01/03/2004	100.00	-	26.4	35.8	9.4
PT Astratel Nusantara	PT Pramindo Ikat Nusantara [b)]	15/03/2004	19.25	-	293.7	539.4	245.7
PT Astra International Tbk.	PT Astra Isuzu Casting Company	15/03/2004	51.00	-	(3.5) [c)]	-	3.5
PT Astra Agro Lestari Tbk.	PT Topasari, PT Gunung Aji Jaya	01/04/2004	100.00	-	3.0 [a)]	5.6	2.6
PT Astra Agro Lestari Tbk.	PT Rumpun Sari Antan, PT Rumpun Sari Kemuning, PT Rumpun Sari Medini	30/04/2004	60.00	-	(0.9) [a)]	1.2	2.1

(Expressed in millions of Rupiah)

Perusahaan induk/ *Holding Company*	Pelepasan/ *Disposal*	Tanggal/ *Date*	% kepemilikan sebelum pelepasan/ *% interest before disposal*	% kepemilikan setelah pelepasan/ *% interest after disposal*	Aktiva bersih yang dijual/ *Net assets sold* Rp miliar/ *Rp billion*	Harga jual/ *Consideration* Rp miliar/ *Rp billion*	Laba/(rugi) pelepasan/ *Profit/(loss) on disposal* Rp miliar/ *Rp billion*
Pelepasan tahun 2003/*2003 disposals*							
PT Astra International Tbk.	PT Toyota Motor Manufacturing Indonesia d)	04/07/2003	51.00	5.00	403.5 e)	1,895.9	1,492.4
PT Astratel Nusantara	PT Pramindo Ikat Nusantara b)	30/09/2003	24.50	19.25	80.1	152.1	72.0

a) Per 31 Desember 2003 telah dilakukan penyisihan atas kerugian dengan total sebesar Rp 86,2 miliar.
b) Lihat Catatan 10 dan 27i.
c) Termasuk realisasi penghasilan tangguhan sebesar Rp 3,2 miliar. Per 31 Desember 2003 telah dilakukan penyisihan atas kerugian sebesar Rp 24,1 miliar.
d) Efektif sejak 30 September 2003 (lihat Catatan 3c).
e) Termasuk efek dari selisih transaksi perubahan ekuitas anak perusahaan.

a) As at 31 December 2003, provision for loss with the total amount of Rp 86.2 billion has been recorded.
b) Refer to Notes 10 and 27i.
c) Includes the realisation of unearned income of Rp 3.2 billion. As at 31 December 2003, provision for loss amounted to Rp 24.1 billion has been recorded.
d) Effective on 30 September 2003 (refer Note 3c).
e) Includes the effect of equity transaction of subsidiary.

Pelepasan penyertaan pada beberapa anak perusahaan PT Astra Agro Lestari Tbk.

Pada tanggal 9 Januari 2003, PT Astra Agro Lestari Tbk. ("AAL"), telah menyampaikan rencana divestasi usaha perkebunan non-kelapa sawitnya (karet, teh dan kakao) kepada Bapepam. Penyisihan kerugian sehubungan dengan rencana divestasi tersebut sebesar Rp 90,3 miliar telah dibukukan pada 31 Desember 2003. Sampai dengan bulan Juni 2004, AAL telah merealisasikan sebagian dari rencana divestasi usaha perkebunan non-kelapa sawitnya, dengan menandatangani perjanjian dengan pihak ketiga untuk menjual seluruh saham AAL pada beberapa anak perusahaan non-kelapa sawit. Dengan adanya realisasi atas sebagian rencana divestasi tersebut, saldo penyisihan kerugian per 30 Juni 2004 menjadi Rp 4,1 miliar (lihat Catatan 15).

Disposal of some subsidiaries of PT Astra Agro Lestari Tbk.

On 9 January 2003, PT Astra Agro Lestari Tbk. ("AAL") submitted a divestment plan on its non-palm plantation businesses (rubber, tea and cocoa) to Bapepam. A provision for losses of Rp 90.3 billion in relation to the planned disposal has been recorded as at 31 December 2003. Up to June 2004, AAL executed a part of its divestment plan on non-palm plantation businesses by signing the agreements with third parties to sell AAL's entire share in some non-palm subsidiaries. With the execution of a part of its divestment plan, the balance of provision as of 30 June 2004 amounted to Rp 4.1 billion (refer to Note 15).

c. Restrukturisasi usaha

PT Toyota Astra Motor

Pada tanggal 20 Februari 2003, Perseroan dan Toyota Motor Corporation ("TMC"), sebagai pemegang saham PT Toyota Astra Motor ("TAM Lama"), menandatangani Nota Kesepahaman untuk melakukan reorganisasi usaha Toyota di Indonesia dengan memisahkan aktivitas bidang manufaktur dan distribusi dalam dua entitas yang berbeda.

c. Business restructuring

PT Toyota Astra Motor

On 20 February 2003, the Company and Toyota Motor Corporation ("TMC"), as the shareholders of PT Toyota Astra Motor ("Old TAM"), entered into a Memorandum of Understanding in respect of the reorganisation of the Toyota business in Indonesia by splitting the manufacturing and distribution activities into two separate entities.

(Expressed in millions of Rupiah)

Pada tanggal 6 Juni 2003, TAM Lama secara resmi berubah namanya menjadi TMMIN.

Pada bulan Juli 2003, Perseroan dan TMC mendirikan sebuah perusahaan baru yang dikendalikan bersama *(jointly controlled entity)*, PT Toyota Astra Motor ("TAM Baru"). Perseroan mempunyai 51% kepemilikan saham pada TAM Baru yang bertanggung jawab atas distribusi kendaraan Toyota di Indonesia serta impor kendaraan CBU berikut suku cadang dan asesorisnya.

Pada tanggal 30 September 2003, Perseroan menandatangani Akta Jual Beli Saham untuk pelepasan 46% dari 51% kepemilikannya di TMMIN kepada TMC dengan harga US$ 226 juta. Dengan demikian TMC menjadi pemegang saham mayoritas sebesar 95%, sedangkan kepemilikan Perseroan di TMMIN turun menjadi 5%. TMMIN merupakan perusahaan manufaktur yang akan dikembangkan menjadi salah satu pusat produksi dan pemasok kendaraan dan produk Toyota di Indonesia.

Transaksi pelepasan tersebut merupakan transaksi yang mengandung unsur benturan kepentingan karena salah seorang dari komisaris Perseroan juga menjabat sebagai *General Manager* di TMC. Transaksi tersebut telah disetujui oleh para pemegang saham didalam Rapat Umum Pemegang Saham pada tanggal 22 Mei 2003.

PT Aryaloka Sentana dan PT Arya Kharisma

Pada tanggal 16 Desember 2003, para pemegang saham PT Arya Kharisma ("AK") dan PT Aryaloka Sentana ("ALS") menyetujui penggabungan usaha antara AK dan ALS. Penggabungan usaha tersebut berlaku efektif sejak tanggal persetujuan Menteri Kehakiman dan Hak Asasi Manusia Republik Indonesia atas perubahan anggaran dasar pada tanggal 24 Desember 2003. Dalam penggabungan usaha ini, AK menjadi perusahaan yang menerima penggabungan. Penggabungan usaha tersebut dilakukan dengan metode penyatuan kepemilikan, dengan demikian seluruh aktiva dan kewajiban ALS dialihkan kepada AK dengan nilai buku pada tanggal efektifnya penggabungan usaha tersebut.

On 6 June 2003, Old TAM legally changed its name to TMMIN.

In July 2003, the Company and TMC established a new jointly controlled entity, PT Toyota Astra Motor ("New TAM"). The Company has a 51% interest in New TAM, which is responsible for the distribution of Toyota vehicles in Indonesia, and also importing CBU vehicles, spare parts and accessories.

On 30 September 2003, the Company signed a Shares Purchase Deed for the disposal of 46% of its 51% investment in TMMIN to TMC for US$ 226 million. As a result, TMC holds a majority interest of 95%, while the Company's ownership in TMMIN decreased to 5%. TMMIN is the manufacturing entity that will be developed as a production and supply centre for Toyota vehicles and products in Indonesia.

The disposal transaction was considered to be a conflict of interest transaction, as one of the Company's commissioners was also the General Manager of TMC. The transaction was approved by the shareholders in the General Shareholders' meeting on 22 May 2003.

PT Aryaloka Sentana and PT Arya Kharisma

On 16 December 2003, the shareholders of PT Arya Kharisma ("AK") and PT Aryaloka Sentana ("ALS") approved the merger of AK and ALS. The merger was effective since the date it was approved by the Minister of Justice and Human Rights of Republic of Indonesia on the change of the articles of association on 24 December 2003. As a result of the merger, AK became the surviving company. The merger was accounted for under the pooling of interests method, therefore all assets and liabilities of ALS were transferred to AK at book value on the effective date of the merger.

(Expressed in millions of Rupiah)

PT Astra Graphia Tbk.

PT Astra Graphia Tbk. ("AG") melakukan restrukturisasi usaha, termasuk pemisahan divisi *IT Solution* dan menjalankan langkah-langkah yang dianggap perlu untuk meningkatkan efisiensi dan produktivitas, guna berhasilnya restrukturisasi tersebut. Pada tanggal 16 April 2004, AG telah menandatangani *Memorandum of Understanding ("MoU")* dengan Singapore Computer System Limited, Singapura, untuk merealisasikan rencana pembentukan usaha patungan baru dibidang *IT Solution* (lihat Catatan 31).

PT Astra Graphia Tbk.

PT Astra Graphia Tbk. ("AG") is restructuring its business including spinning off IT Solutions and is taking all necessary steps to increase efficiency and productivity, and to ensure that the restructuring will be completed successfully. On 16 April 2004, AG signed a Memorandum of Understanding ("MoU") with Singapore Computer System Limited, Singapore, with a plan to established a new IT joint venture (refer to Note 31).

d. Rencana pelepasan

PT Traktor Nusantara

Pada tanggal 17 Mei 2004, Perseroan dan PT Astra Persada Raya ("APR"), anak perusahaan yang sepenuhnya dimiliki Perseroan, sebagai pemegang saham dari PT Traktor Nusantara ("TN") telah menandatangani *Memarandum of Understanding ("MoU")* dengan Sumitomo Corporation, Jepang untuk melakukan penjualan sebagian kepemilikan saham Perseroan dan APR di TN.

Penyelesaian transaksi ini tergantung kepada dipenuhinya semua ketentuan dan persyaratan yang tercantum dalam MoU.

d. Disposal plans

PT Traktor Nusantara

On 17 May 2004, the Company and PT Astra Persada Raya ("APR"), a wholly owned subsidiary, as shareholders of PT Traktor Nusantara ("TN") signed a Memorandum of Understanding ("MoU") Sumitomo Corporation Japan to sell a portion of the Company's and APR's shareholding in TN.

The finalization of the transaction is subject to fulfilment of all the terms and conditions as stipulated in MoU.

PT Berau Coal ("Berau")

Pada tanggal 2 April 2004, UT dan UT Heavy Industry(S) Pte Ltd. ("UTHI"), anak perusahaan langsung dan tidak langsung Perseroan, telah menandatangani Perjanjian Jual Beli Saham (*Shares Sale and Purchase Agreement* /"SSPA") dengan PT Indika Inti Corpindo ("IIC") untuk menjual seluruh kepemilikan sahamnya di Berau, masing-masing sebesar 21 % dan 39% dari total saham yang telah dikeluarkan Berau, dengan harga US$ 44,6 juta.

Pada tanggal 2 Juni 2004, salah satu pemegang saham lain Berau, yaitu PT Armadian Tritunggal ("Armadian") telah menyampaikan bahwa Armadian bermaksud untuk melaksanakan haknya untuk membeli terlebih dahulu Saham yang dijual Perseroan dan UTHI, sedangkan pemegang saham Berau lainnya yaitu Sojitz Corporation ("Sojitz") telah menyatakan bahwa ia tidak bermaksud untuk melaksanakan haknya untuk membeli terlebih dahulu Saham pada Berau.

PT Berau Coal ("Berau")

On 2 April 2004, UT and UT Heavy Industry(S) Pte Ltd. ("UTHI"), direct and indirect subsidiaries of the Company, signed a Share Sale and Purchase Agreement ("SSPA") with PT Indika Inti Corpindo ("IIC") for the disposal of all their shares in Berau, which represent 21 % and 39% of the total shares issued by Berau, for US$ 44.6 million.

On 2 June 2004, one of Berau's minority shareholders, PT Armadian Tritunggal ("Armadian") has decided to exercise its pre-emptive right to purchase the Shares. The other minority shareholder, Sojitz Corporation ("Sojitz"), has released its pre-emptive right.

(Expressed in millions of Rupiah)

Sehubungan dengan hal itu, UT, UTHI dan Armadian telah menandatangani *Shares Sale and Purchase Agreement* tertanggal 2 Juni 2004 ("Perjanjian dengan Armadian") dengan ketentuan dan persyaratan yang sama sesuai dengan ketentuan dan persyaratan yang diberlakukan bagi IIC sebagaimana diatur dalam SSPA tersebut diatas. Berdasarkan Perjanjian dengan Armadian, Armadian boleh menunjuk sebuah perusahaan affiliasinya untuk mengambil saham UTHI.

Apabila semua ketentuan dan persyaratan yang tercantum dalam Perjanjian dengan Armadian telah dipenuhi dan terjadi penutupan transaksi, maka SSPA dengan IIC akan menjadi tidak berlaku dan kepemilikan 60% saham Berau tersebut beralih ke Armadian dan perusahaan affiliasi yang ditunjuk.

Pihak IIC maupun Armadian telah melakukan penempatan dana dalam *escrow account* masing-masing sejumlah US$ 6 juta, jumlah mana akan diperhitungkan terhadap nilai transaksi.

Penyelesaian atas transaksi ini bergantung kepada dipenuhinya beberapa persyaratan, termasuk diantaranya persetujuan dari pihak lainnya yang berada diluar kontrol UT dan UTHI.

In connection with the above, on 2 June 2004 a Shares Sale and Purchase Agreement was signed between the Company, UTHI, and Armadian ("Agreements with Armadian") on the same terms and conditions as the SSPA signed with IIC. Based on the Agreements with Armadian, Armadian can appoint its affiliated company to received the Berau's shares from UTHI.

If all the terms and conditions as stipulated in the Agreements with Armadian are fulfilled, the Agreement with IIC will no longer be valid and the 60% shareholding in Berau will be transferred to Armadian and its affiliated company.

IIC and Armadian transferred US$ 6 million each to an escrow account, which amount shall be applied toward payment of the transaction.

Finalization of the transaction depends on the fulfillment of certain conditions, including other parties' approval which are not under UT and UTHI control.

4. KAS DAN SETARA KAS / *4. CASH AND CASH EQUIVALENTS*

	2004	2003	
Kas	46,887	37,071	*Cash on hand*
Bank	1,992,155	1,602,828	*Cash in bank*
Deposito berjangka dan *call deposits*	3,614,227	5,181,946	*Time and call deposits*
Sertifikat Bank Indonesia	1,204,275	65,400	*Certificates of Bank Indonesia*
	6,857,544	6,887,245	
Dikurangi:			*Less:*
Kas dan deposito yang dibatasi penggunaannya	(202,585)	(1,388,668)	*Restricted cash and time deposits*
	6,654,959	5,498,577	

Tidak ada saldo bank atau deposito yang ditempatkan pada pihak yang mempunyai hubungan istimewa.

No bank balances or time deposits were placed with related parties.

(Expressed in millions of Rupiah)

a. Bank / ***a. Cash in bank***

	2004	2003	
Rupiah:			*Rupiah:*
PT Bank Permata Tbk.	308,430	745,480	*PT Bank Permata Tbk.*
PT Bank Negara Indonesia (Persero) Tbk.	153,740	78,053	*PT Bank Negara Indonesia (Persero) Tbk.*
PT Bank Central Asia Tbk.	114,342	92,099	*PT Bank Central Asia Tbk.*
PT Bank Danamon Indonesia Tbk.	105,691	183,398	*PT Bank Danamon Indonesia Tbk.*
ABN-AMRO Bank N.V.	53,316	39,827	*ABN-AMRO Bank N.V.*
HSBC	50,620	10	*HSBC*
Lain-lain (masing-masing di bawah Rp 50 miliar)	144,596	198,918	*Others (below Rp 50 billion each)*
	930,735	1,337,785	
Mata uang asing:			*Foreign currencies:*
PT Rabobank International Indonesia	460,950	35,775	*PT Rabobank International Indonesia*
ABN-AMRO Bank N.V.	99,667	16,123	*ABN-AMRO Bank N.V.*
PT Bank Permata Tbk.	85,983	54,883	*PT Bank Permata Tbk.*
PT Bank Danamon Indonesia Tbk.	70,379	35,852	*PT Bank Danamon Indonesia Tbk.*
Citibank N.A.	59,915	18,174	*Citibank N.A.*
Lain-lain (masing-masing di bawah Rp 50 miliar)	284,526	104,236	*Others (below Rp 50 billion each)*
	1,061,420	265,043	
	1,992,155	1,602,828	

b. Deposito berjangka dan *call deposits* / ***b. Time and call deposits***

	2004	2003	
Rupiah:			*Rupiah:*
The Deutsche Bank AG	500,500	-	*The Deutsche Bank AG*
PT Bank Permata Tbk.	428,444	772,494	*PT Bank Permata Tbk.*
ABN-AMRO Bank N.V.	166,974	274,137	*ABN-AMRO Bank N.V.*
PT Bank Negara Indonesia (Persero) Tbk.	117,680	248,259	*PT Bank Negara Indonesia (Persero) Tbk.*
PT Bank Danamon Indonesia Tbk.	110,451	85,557	*PT Bank Danamon Indonesia Tbk.*
PT Bank Niaga Tbk.	75,000	76,000	*PT Bank Niaga Tbk.*
PT Bank Mandiri (Persero) Tbk.	67,766	-	*PT Bank Mandiri (Persero) Tbk.*
PT Bank Mega Tbk.	65,851	-	*PT Bank Mega Tbk.*
Standard Chartered Bank	62,692	410,253	*Standard Chartered Bank*
PT Bank Tabungan Negara (Persero)	31,800	68,105	*PT Bank Tabungan Negara (Persero)*
PT Bank Rakyat Indonesia (Persero)	31,300	157,334	*PT Bank Rakyat Indonesia (Persero)*
PT Bank Bukopin	27,100	63,242	*PT Bank Bukopin*
PT Bank International Indonesia Tbk.	3,500	56,755	*PT Bank International Indonesia Tbk.*
PT Sanwa Indonesia Bank	-	131,800	*PT Sanwa Indonesia Bank*
Lain-lain (masing-masing di bawah Rp 50 miliar)	209,539	254,006	*Others (below Rp 50 billion each)*
	1,898,597	2,597,942	

(Expressed in millions of Rupiah)

	2004	2003	
Mata uang asing:			*Foreign currencies:*
ABN-AMRO Bank, N.V.	609,646	1,426,950	*ABN-AMRO Bank, N.V.*
PT Bank Permata Tbk.	165,125	194,590	*PT Bank Permata Tbk.*
PT Bank Commonwealth	143,763	-	*PT Bank Commonwealth*
PT Bank Niaga Tbk.	96,318	189,229	*PT Bank Niaga Tbk.*
PT Bank UOB Indonesia	94,583	-	*PT Bank UOB Indonesia*
PT Bank Mandiri (Persero) Tbk.	61,754	164,313	*PT Bank Mandiri (Persero) Tbk.*
PT Bank NISP	60,256	16,657	*PT Bank NISP*
JP Morgan Chase Bank	51,924	-	*JP Morgan Chase Bank*
PT Bank Negara Indonesia (Persero) Tbk.	39,906	89,358	*PT Bank Negara Indonesia (Persero) Tbk.*
PT Bank Danamon Indonesia Tbk.	23,390	156,772	*PT Bank Danamon Indonesia Tbk.*
PT Bank Resona Perdania (dahulu PT Bank Daiwa Perdania)	-	128,997	*PT Bank Resona Perdania (formerly PT Bank Daiwa Perdania)*
PT Sanwa Indonesia Bank	-	71,665	*PT Sanwa Indonesia Bank*
Lain-lain (masing-masing di bawah Rp 50 miliar)	368,965	145,473	*Others (below Rp 50 billion each)*
	1,715,630	2,584,004	
	3,614,227	5,181,946	

Suku bunga tahunan atas deposito berjangka dan *call deposits* serta Sertifikat Bank Indonesia adalah:

Time and call deposits, including the Certificates of Bank Indonesia, attracted annual interest at the following rates:

	2004	2003	
Rupiah	4.75% - 10.00%	6.00% - 14.53%	*Rupiah*
Mata uang asing	0.01% - 2.00%	0.60% - 3.50%	*Foreign currencies*

Pada tanggal 30 Juni 2004, kas dan setara kas Perseroan dan anak perusahaan telah diasuransikan terhadap risiko kehilangan dalam perjalanan dengan nilai pertanggungan sejumlah Rp 455,3 miliar, US$ 634.000 dan SGD 3 juta yang menurut pendapat manajemen cukup untuk menutup kemungkinan kerugian.

As at 30 June 2004, cash and cash equivalents of the Company and subsidiaries are covered by Vinsurance against losses during transit for Rp 455.3 billion, US$ 634,000 and SGD 3 million, which management believes is adequate to cover possible losses.

Rincian kas dan setara kas dalam mata uang asing adalah sebagai berikut:

Details of cash and cash equivalents in foreign currencies are as follows:

	2004		2003		
	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	
JPY	614,914,556	53,376	615,661,994	42,559	*JPY*
US$	283,284,802	2,667,127	334,521,253	2,771,508	*US$*
EUR	1,470,958	16,746	3,617,570	34,280	*EUR*
GBP	39,177	667	3,707	51	*GBP*
Lain-lain *	4,537,625	42,722	267,855	2,219	*Others* *
Jumlah		2,780,638		2,850,617	*Total*

* Kas dan setara kas dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US$ dengan menggunakan kurs pada tanggal neraca.

* *Cash and cash equvalents denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.*

(Expressed in millions of Rupiah)

Rincian kas dan setara kas dalam mata uang asing tersebut di atas termasuk kas dalam mata uang asing sejumlah Rp 3,6 miliar (2003: Rp 1,6 miliar).

Cash and cash equivalents in foreign currencies above include cash on hand amounting to Rp 3.6 billion (2003: Rp 1.6 billion).

c. Kas dan deposito berjangka yang dibatasi penggunaannya

c. Restricted cash and time deposits

Kas dan deposito berjangka yang dibatasi penggunaannya merupakan kas dan deposito yang berasal dari:

- *Charged accounts* yang merupakan dana untuk pembayaran pinjaman dan bunga sebagai bagian dari mekanisme pengendalian dan pengawasan kas sehubungan dengan perjanjian restrukturisasi hutang Perseroan dan anak perusahaan tertentu;
- *Supplementary accounts* yang dibentuk sehubungan dengan perjanjian Restrukturisasi Hutang Perseroan 2002, yang dipergunakan untuk menampung dana dari hasil *rights issue* serta dana dari penjualan aktiva Perseroan;
- *Margin deposits* untuk fasilitas *letter of credit* yang diperoleh anak perusahaan tertentu; dan
- *Guarantee deposits* kepada pihak lain yang digunakan untuk mendukung aktivitas Perseroan.

Lihat Catatan 13 dan 16a.

Restricted cash and time deposits represent cash and time deposits from:

- *Charged accounts as part of the cash monitoring and control mechanism in respect of debt restructuring agreements of the Company and certain subsidiaries for loan and interest payments;*
- *Supplementary accounts established in relation to the 2002 Debt Restructuring of the Company, which are used for collecting the net proceeds of rights issues and asset sales;*
- *Margin deposits for letter of credit facilities obtained by certain subsidiaries; and*
- *Guarantee deposits to other parties to support the Company's activities.*

Also refer to Notes 13 and 16a.

5. PIUTANG USAHA

5. TRADE RECEIVABLES

	2004	2003	
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25e)	167,325	250,723	*Related parties: (refer to Note 25e)*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(1,656)	(29,464)	*Provision for doubtful accounts*
	165,669	221,259	
Pihak ketiga:			*Third parties:*
Rupiah	2,476,787	1,744,302	*Rupiah*
Mata uang asing	1,555,794	144,506	*Foreign currencies*
	4,032,581	1,888,808	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(37,866)	(18,705)	*Provision for doubtful accounts*
	3,994,715	1,870,103	
	4,160,384	2,091,362	

(Expressed in millions of Rupiah)

Umur piutang usaha adalah sebagai berikut:

The ageing of trade receivables is as follows:

	2004	2003	
Lancar	3,136,123	1,466,537	*Current*
Lewat jatuh tempo:			*Overdue:*
1 - 30 hari	521,997	386,800	*1 - 30 days*
31 - 60 hari	204,948	157,073	*31 - 60 days*
61 - 90 hari	129,787	49,596	*61 - 90 days*
Lebih dari 90 hari	207,051	79,525	*over 90 days*
	4,199,906	2,139,531	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(39,522)	(48,169)	*Provision for doubtful accounts*
	4,160,384	2,091,362	

Mutasi penyisihan piutang ragu-ragu adalah sebagai berikut:

The movement in the provision for doubtful accounts is as follows:

	2004	2003	
Saldo awal	14,594	44,780	*Beginning balance*
Efek konsolidasi UT	24,203	-	*Consolidation effect of UT*
Penambahan penyisihan	2,479	3,984	*Increase in provision*
Penghapusan	(1,041)	(595)	*Write offs*
Lain-lain	(713)	-	*Others*
Saldo akhir	39,522	48,169	*Ending balance*

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu tersebut cukup untuk menutup kerugian dari tidak tertagihnya piutang usaha di kemudian hari.

Management believes that the provision for doubtful accounts is adequate to cover possible losses on non-collection of receivables

Pada tanggal 30 Juni 2004, piutang usaha sejumlah Rp 630,4 miliar (2003: Rp 240,4 miliar) digunakan sebagai jaminan untuk pinjaman tertentu (lihat Catatan 13 dan 16).

As at 30 June 2004, trade receivables amounting to Rp 630.4 billion (2003: Rp 240.4 billion) are used as collateral for certain loans (refer to Notes 13 and 16).

Rincian piutang usaha dalam mata uang asing adalah sebagai berikut:

Details of trade receivables in foreign currency are as follows:

	2004		2003		
	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	
JPY	243,217,746	21,112	88,652,877	6,128	*JPY*
US$	167,527,396	1,577,270	38,479,316	318,801	*US$*
EUR	55,911	636	-	-	*EUR*
GBP	26,721	455	-	-	*GBP*
Lain-lain *	88,352	832	138,047	1,145	*Others* *
Jumlah		1,600,305		326,074	*Total*

* Piutang usaha dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US$ dengan menggunakan kurs pada tanggal neraca.

* *Trade receivables denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.*

(Expressed in millions of Rupiah)

Rincian piutang usaha yang dikelompokkan ke dalam kelompok otomotif dan kelompok non-otomotif adalah sebagai berikut:

Details of trade receivables classified as automotive and non-automotive are as follows:

	2004	2003	
Otomotif	1,825,632	1,828,739	Automotive
Non-otomotif	2,334,752	262,623	Non-automotive
	4,160,384	2,091,362	

6. PIUTANG LAIN-LAIN / 6. OTHER RECEIVABLES

	2004	2003	
Piutang derivatif	12,977	196,153	Derivative receivables
Piutang karyawan	184,230	235,989	Loans to officers and employe
Lain-lain	647,851	250,188	Others
	845,058	682,330	
Dikurangi:			Less:
Penyisihan piutang ragu-ragu	(39,880)	(44,791)	Provision for doubtful accounts
	805,178	637,539	
Dikurangi:			Less:
Bagian lancar	(176,576)	(311,396)	Current portion
Bagian tidak lancar	628,602	326,143	Non-current portion
Terdiri dari:			Consist of:
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25f)	623,564	320,876	Related parties (refer to Note 25f)
Pihak ketiga	5,038	5,267	Third parties
	628,602	326,143	

a. Piutang dan hutang derivatif / a. Derivative receivables and payables

2004

Rincian/Details	Jumlah Nosional/ Aggregate Notional amount	Piutang derivatif/ Derivative receivables	Hutang derivatif*/ Derivative payables*
Kontrak dalam JPY/Contracts in JPY	JPY 4,134,730,000	1,928	170
Kontrak dalam US$/Contracts in US$	US$ 56,198,123	11,049	17,303
		12,977	17,473
Dikurangi/Less:			
Jangka pendek/Current portion		(9,818)	(17,473)
Jangka panjang/Non-current portion		3,159	-

2003

Rincian/Details	Jumlah Nosional/ Aggregate Notional amount	Piutang derivatif/ Derivative receivables	Hutang derivatif*/ Derivative Payables*
Kontrak dalam US$/Contracts in US$	US$ 97,787,756	196,059	40,693
Kontrak dalam JPY/Contracts in JPY	JPY 597,665,000	94	195
		196,153	40,888
Dikurangi/Less:			
Jangka pendek/Current portion		(195,691)	(36,086)
Jangka panjang/Non-current portion		462	4,802

* Hutang derivatif disajikan sebagai bagian dari hutang lain-lain./Derivative payables are presented under other payables.

(Expressed in millions of Rupiah)

Pihak lawan dalam kontrak tersebut diatas meliputi HSBC, Mizuho Corporate Bank, Citibank N.A., Sumitomo Mitsui Banking Corp., JP Morgan Chase, ABN Amro, Standard Chartered Bank, Credit Suisse Boston International dan UBS Singapore

Counterparties for the above contracts include HSBC, Mizuho Corporate Bank, Citibank N.A., Sumitomo Mitsui Banking Corp., JP Morgan Chase, ABN Amro, Standard Chartered Bank, Credt Suisse Boston International and UBS Singapore

Perseroan dan anak perusahaan tertentu melakukan transaksi derivatif dalam masa enam bulan yang berakhir pada tanggal 30 Juni 2004 dan 2003, dengan tujuan untuk lindung nilai. Akan tetapi karena dokumentasi yang ada tidak memenuhi kriteria sebagaimana yang diatur dalam PSAK 55 maka perubahan nilai wajar dari semua instrumen derivatif ini telah diakui dalam laporan laba rugi konsolidasian.

The Company and certain subsidiaries entered into derivative transactions during the six months ended 30 June 2004 and 2003, for the purpose of hedging. However, the existing documentation does not fulfil the criteria contained in PSAK 55 to qualify as hedges. Therefore, changes in the fair values of the derivative financial instruments are recognised in the consolidated statements of income.

b. Piutang karyawan

b. Loans to officers and employees

Perseroan dan anak perusahaan tertentu memberikan pinjaman, yang pada umumnya tidak dikenakan bunga kepada karyawannya. Sebagian besar dari pinjaman tersebut digunakan untuk pembelian kendaraan bermotor. Pada tanggal 30 Juni 2004 dan 2003, saldo pinjaman tersebut masing-masing berjumlah Rp 184,2 miliar dan Rp 236 miliar. Pinjaman ini akan dilunasi secara angsuran melalui pemotongan gaji bulanan.

The Company and certain subsidiaries granted loans to their officers and employees, which are generally non-interest bearing. Most of the loans are used for vehicle ownership. As at 30 June 2004 and 2003, outstanding balances of these loans amounted to Rp 184.2 billion and Rp 236 billion respectively. These loans will be repaid in instalments through the withholding of monthly salaries

7. PERSEDIAAN / 7. INVENTORIES

	2004	2003	
Barang jadi termasuk CBU	1,284,279	1,206,929	Finished goods including CBU units
Barang dalam proses	151,954	237,656	Work in process
Bahan baku dan unit CKD	269,841	370,825	Raw materials and CKD units
Suku cadang	666,513	293,807	Spare parts
Barang dalam perjalanan	89,317	144,977	Goods in transit
Lain-lain	219,418	261,191	Others
	2,681,322	2,515,385	
Dikurangi:			Less:
Penyisihan persediaan usang dan tidak lancar	(45,618)	(44,630)	Provision for obsolete and slow moving inventory
	2,635,704	2,470,755	

Pada tanggal 30 Juni 2004, persediaan sejumlah Rp 404,7 miliar (2003: Rp 272,2 miliar) digunakan sebagai jaminan untuk pinjaman tertentu (lihat Catatan 13 dan 16).

As at 30 June 2004, inventories amounting to Rp 404.7 billion (2003: Rp 272.2 billion) are used as collateral for certain loans (refer to Notes 13 and 16).

(Expressed in millions of Rupiah)

Pada tanggal 30 Juni 2004, persediaan Perseroan dan anak perusahaan telah diasuransikan terhadap risiko kerugian yang timbul dari kebakaran dan risiko lainnya dengan nilai pertanggungan sejumlah Rp 2,52 triliun, US$ 41,1 juta dan JPY 2,1 miliar, yang menurut pendapat manajemen akan cukup untuk menutup kemungkinan kerugian.

As at 30 June 2004, inventories of the Company and subsidiaries are covered by insurance against losses by fire and other risks for Rp 2.52 trillion, US$ 41.1 million and JPY 2.1 billion, which management believes is adequate to cover possible losses.

Mutasi penyisihan persediaan usang dan tidak lancar adalah sebagai berikut:

The movement in the provision for obsolete and slow moving inventory is as follows:

	2004	2003	
Saldo awal	27,641	46,444	Beginning balance
Efek konsolidasi UT	17,943	-	Consolidation effect of UT
Penambahan penyisihan	334	504	Increase in provision
Penghapusan	(300)	(2,318)	Write offs
Saldo akhir	45,618	44,630	Ending balance

8. PERPAJAKAN

8. TAXATION

a. Pajak dibayar dimuka

a. Prepaid taxes

	2004	2003	
Perseroan			The Company
Pajak Penghasilan Badan:			Corporate Income Tax:
2003	5,520	54,872	2003
2002	24,156	680	2002
2000	776	776	2000
Tagihan Pajak Penjualan Barang Mewah	17,078	31,412	Claimable Luxury Sales Tax
Pajak atas withholding tax dan Pajak Pertambahan Nilai sesuai dengan Surat Ketetapan Pajak Tahun 2000	107,463	93,739	Various tax assessments on 2000 withholding tax and Value Added Tax
	154,993	181,479	
Anak perusahaan			Subsidiaries
Pajak Penghasilan Badan	274,029	142,201	Corporate Income Tax
Pajak Pertambahan Nilai	59,838	53,589	Value Added Tax
	333,867	195,790	
	488,860	377,269	

b. Hutang pajak

b. Taxes payable

	2004	2003	
Perseroan			The Company
Pajak penghasilan			Income taxes
Pasal 21	4,467	4,050	Article 21
Pasal 23	4,909	6,858	Article 23
Pasal 26	781	6,117	Article 26
Pasal 29	138,203	-	Article 29

(Expressed in millions of Rupiah)

	2004	2003	
Perseroan			The Company
Pajak Penjualan Barang Mewah	432	394	Luxury Sales Tax
Pajak Pertambahan Nilai	9,032	435	Value Added Tax
	157,824	17,854	
Anak perusahaan			Subsidiaries
Pajak penghasilan			Income taxes
Pasal 21	15,383	8,992	Article 21
Pasal 22	1,023	4,618	Article 22
Pasal 23	18,070	11,279	Article 23
Pasal 25	25,954	18,826	Article 25
Pasal 26	23,400	5,588	Article 26
Pasal 29	467,336	178,860	Article 29
Pajak Penjualan Barang Mewah	29,865	178,692	Luxury Sales Tax
Pajak Pertambahan Nilai	114,916	55,514	Value Added Tax
Pajak Bumi dan Bangunan	4,663	5,283	Land and Buildings Tax
	700,610	467,652	
	858,434	485,506	

c. (Beban)/manfaat pajak penghasilan

c. Income tax (expense)/benefit

	2004	2003	
Perseroan:			The Company:
Kini	(177,498)	-	Current
Tangguhan	2,494	(199,296)	Deferred
	(175,004)	(199,296)	
Anak Perusahaan:			Subsidiaries
Kini	(708,244)	(477,369)	Current
Tangguhan	29,726	(42,031)	Deferred
	(678,518)	(519,400)	
Konsolidasian:			Consolidated:
Kini	(885,742)	(477,369)	Current
Tangguhan	32,220	(241,327)	Deferred
	(853,522)	(718,696)	

Rekonsiliasi antara beban pajak penghasilan dengan hasil perkalian laba sebelum pajak penghasilan dan tarif pajak yang berlaku adalah sebagai berikut:

The reconciliation between income tax expense and the theoretical tax amount on profit before income tax is as follows:

	2004	2003	
Laba konsolidasian sebelum pajak penghasilan	3,802,944	2,928,469	Consolidated profit before income tax
Ditambahkan kembali dengan eliminasi konsolidasi	1,299,215	934,948	Add back consolidation eliminations
Laba konsolidasian sebelum pajak penghasilan dan eliminasi	5,102,159	3,863,417	Consolidated profit before income tax and elimination
Laba sebelum pajak penghasilan anak perusahaan	(2,325,566)	(1,864,353)	Profit before income tax of subsidiaries
Jumlah laba sebelum pajak penghasilan Perseroan	2,776,593	1,999,064	Total profit before income tax to the Company

(Expressed in millions of Rupiah)

	2004	2003	
Pajak dihitung pada tarif pajak 30%	(832,978)	(599,719)	Tax calculated at the rate of 30%
Penghasilan tidak kena pajak	660,746	495,487	Income not subject to tax
Penghasilan kena pajak final	13,244	11,418	Income subject to final tax
Beban yang tidak dapat dikurangkan	(16,016)	(22,689)	Non-deductible expenses
Penyesuaian akumulasi kerugian pajak karena pembetulan SPT dari pemeriksaan pajak tahun-tahun sebelumnya	-	(83,793)	Adjustment to accumulated tax losses from amendment to prior year's tax return and tax assessments
Jumlah beban pajak penghasilan Perseroan	(175,004)	(199,296)	Total income tax expense of the Company
Jumlah beban pajak penghasilan anak perusahaan	(678,518)	(519,400)	Total income tax expense of subsidiaries
Jumlah beban pajak penghasilan konsolidasian	(853,522)	(718,696)	Total consolidated income tax expense

Rekonsiliasi antara laba sebelum pajak dan rugi luar biasa menurut laporan laba rugi konsolidasian dengan penghasilan kena pajak Perseroan untuk enam bulan yang berakhir pada tanggal-tanggal 30 Juni 2004 dan 2003 adalah sebagai berikut:

The reconciliation between profit before income tax and extraordinary loss shown in the consolidated statements of income, and the Company's taxable income for the six months ended 30 June 2004 and 2003 is as follows:

	2004	2003	
Jumlah laba sebelum pajak Perseroan	2,776,593	1,999,064	Total profit before income tax attributable to the Company
Koreksi positif:			Positive corrections:
Komisi penjualan	55,476	-	Sales commissions
Penyisihan manfaat karyawan	14,342	17,124	Provision for employee benefits
Sumbangan dan representasi	6,562	5,324	Donation and representation
Lain-lain	35,401	50,517	Others
	111,781	72,965	
Koreksi negatif:			Negative corrections:
Bagian atas laba bersih anak perusahaan, perusahaan asosiasi, dan jointly controlled entities, setelah amortisasi goodwill	(2,202,487)	(1,651,624)	Equity in net income of subsidiaries, associates, and jointly controlled entities, net of goodwill amortisation
Penghasilan bunga yang dikenakan pajak final	(42,970)	(36,899)	Interest income subject to final tax
Penyisihan kerugian	(24,077)	(23,455)	Provision for loss
Selisih keuntungan penjualan penyertaan antara metode biaya dengan metode ekuitas	(20,675)	-	Difference in gain on sale of investments between cost and equity method
Komisi penjualan	-	(16,809)	Sales commissions
Lain-lain	(6,505)	(4,017)	Others
	(2,296,714)	(1,732,804)	
Penghasilan kena pajak Perseroan periode berjalan	591,660	339,225	Taxable income of the Company for the current period

(Expressed in millions of Rupiah)

	2004	2003	
Akumulasi kerugian pajak tahun sebelumnya	-	(2,326,582)	Accumulated tax losses from previous years
Penyesuaian akumulasi kerugian pajak tahun sebelumnya	-	263,137	Adjustment to accumulated tax losses from previous years
Penghasilan kena pajak/(akumulasi kerugian pajak) – Perseroan	591,660	(1,724,220)	Taxable income/(accumulated tax losses) of the Company

Beban pajak penghasilan kini terdiri dari:

Current income tax expense consists of:

	2004	2003	
Perseroan	(177,498)	-	The Company
Anak perusahaan	(708,244)	(477,369)	Subsidiaries
Jumlah beban pajak penghasilan kini	(885,742)	(477,369)	Total current income tax expense

Hutang pajak penghasilan konsolidasi adalah sebagai berikut:

Income tax payable consists of :

	2004	2003	
Perseroan			The Company:
Jumlah beban pajak penghasilan kini	177,498	-	Total current income tax expense
Pembayaran pajak dimuka	(39,295)	-	Prepayment of income taxes
	138,203	-	
Anak perusahaan			Subsidiaries
Jumlah beban pajak penghasilan kini	708,244	477,369	Total current income tax expense
Pembayaran pajak di muka	(240,908)	(298,509)	Prepayment of income taxes
	467,336	178,860	

Jumlah penghasilan kena pajak untuk enam bulan yang berakhir pada 30 Juni 2004 dan 2003 berdasarkan perhitungan sementara, karena Perseroan tidak diharuskan menyampaikan Surat Pemberitahuan Tahunan untuk periode-periode yang bersangkutan.

The amount of taxable income for six months ended 30 June 2004 and 2003 are based on a preliminary calculation, as the Company is not required to submitted a tax returned for the respective periods.

d. Aktiva dan kewajiban pajak tangguhan

d. Deferred tax assets and liabilities

	31/12/2003	Dibebankan ke laporan laba rugi/ Charged to statements of income	Lain-lain */ Others*	30/06/2004	
Aktiva pajak tangguhan					Deferred tax assets
Perseroan:					the Company:
Penyertaan	40,117	(3,379)	-	36,738	Investments
Penghasilan tangguhan	105,000	(10,500)	-	94,500	Deferred income
Biaya masih harus dibayar	48,959	16,643	-	65,602	Accrued expenses
Penyisihan atas piutang ragu-ragu	12,544	147	-	12,691	Provision for doubtful accounts
Penyisihan penurunan nilai atas investasi jangka pendek	8	29	-	37	Provision for decline in the value of short-term investments

(Expressed in millions of Rupiah)

	31/12/2003	Dibebankan ke laporan laba rugi/ Charged to statements of income	Lain-lain */ Others*	30/06/2004	
Penyisihan atas persediaan usang dan tidak lancar	321	2	-	323	Provision for slow moving and obsolete inventory
Biaya tangguhan	(193)	(11)	-	(204)	Deferred charges
Perbedaan antara nilai buku bersih aktiva tetap komersial dan fiskal	(45,414)	(1,551)	-	(46,965)	Difference between commercial and tax fixed assets – net book value
Kewajiban diestimasi untuk manfaat karyawan	15,455	1,114	-	16,569	Provision for employee benefits
	176,797	2,494	-	179,291	
Aktiva pajak tangguhan anak perusahaan, bersih	290,952	30,976	108,311	430,239	Deferred tax assets of subsidiaries, net
	467,749	33,470	108,311	609,530	
Kewajiban pajak tangguhan anak perusahaan, bersih	(231,894)	(1,250)	(14,024)	(247,168)	Deferred tax liabilities of subsidiaries, net

* Lain-lain adalah aktiva dan kewajiban pajak tangguhan anak perusahaan yang dikonsolidasi sejak 1 Juni 2004 atau dijual selama periode berjalan

* Other represents deferred tax assets and liabilities of subsidiaries which have been consolidated since 1 June 2004 or disposed of during the period.

	31/12/2002	Dibebankan ke laporan laba rugi/ Charged to statement of income	Lain-lain*/ Others*	31/06/2003	
Aktiva pajak tangguhan Perseroan:					Deferred tax assets the Company:
Akumulasi kerugian fiskal	697,975	(180,709)	-	517,266	Accumulated tax losses
Penyertaan	37,919	-	-	37,919	Investments
Penghasilan tangguhan	126,000	(10,500)	-	115,500	Deferred income
Biaya masih harus dibayar	57,623	(5,244)	-	52,379	Accrued expenses
Penyisihan atas piutang ragu-ragu	25,391	33	-	25,424	Provision for doubtful accounts
Penyisihan penurunan nilai atas investasi jangka pendek	1,026	(120)	-	906	Provision for decline in the value of short term investments
Penyisihan atas persediaan usang dan tidak lancar	2,295	(464)	-	1,831	Provision for slow moving and obsolete inventory
Biaya tangguhan	194	(193)	-	1	Deferred charges
Perbedaan antara nilai buku bersih aktiva tetap komersial dan fiskal	(38,766)	(4,224)	-	(42,990)	Difference between commercial and tax fixed assets – net book value
Kewajiban diestimasi untuk manfaat karyawan	13,362	2,125	-	15,487	Provision for employee benefits
	923,019	(199,296)	-	723,723	
Aktiva pajak tangguhan anak perusahaan, bersih	376,662	(17,895)	(2,671)	356,096	Deferred tax assets of subsidiaries, net
	1,299,681	(217,191)	(2,671)	1,079,819	
Kewajiban pajak tangguhan anak perusahaan, bersih	(181,049)	(24,136)	-	(205,185)	Deferred tax liabilities of subsidiaries, net

* Lain-lain adalah aktiva dan kewajiban pajak tangguhan anak perusahaan yang diakuisisi atau dijual selama periode berjalan.

* Other represents deferred tax assets and liabilities of subsidiaries which have been acquired or disposed of during the period.

e. Surat ketetapan pajak

Pajak penghasilan badan – tahun pajak 2000

Pada bulan Maret 2002, Perseroan menerima Surat Ketetapan Pajak ("SKP") sehubungan dengan pajak penghasilan badan Perseroan tahun 2000. Dalam SKP tersebut, Direktorat Jenderal Pajak ("DJP") menetapkan penghasilan kena pajak sebesar Rp 1,45 triliun, sedangkan di dalam Surat Pemberitahuan Tahunan ("SPT") 2000, Perseroan melaporkan kerugian sebesar

e. Tax assessments

Corporate income tax – fiscal year 2000

In March 2002, the Company received a tax assessment in respect of 2000 corporate income tax. In the tax assessment, the Directorate General of Taxation (the "DGT") assessed taxable income of Rp 1.45 trillion, as opposed to a tax loss of Rp 123.7 billion reported in the tax return. The Company disagreed with most of the adjustments in the

(Expressed in millions of Rupiah)

Rp 123,7 miliar. Perseroan tidak setuju dengan sebagian besar koreksi yang terdapat di dalam SKP dan mengajukan surat keberatan kepada DJP pada bulan Juni 2002.

tax assessment and lodged an objection with the DGT in June 2002.

Pada bulan Mei 2003, Perseroan menerima surat keputusan atas keberatan tersebut, dimana penghasilan kena pajak Perseroan tahun 2000 berkurang dari Rp 1,45 triliun menjadi Rp 116,5 miliar. Perseroan tidak setuju dengan keputusan tersebut dan mengajukan banding ke Pengadilan Pajak pada bulan Agustus 2003.

In May 2003, the Company received the 2000 corporate tax objection decision confirming a reduction in taxable income from Rp 1.45 trillion to Rp 116.5 billion. The Company disagreed with the decision and lodged an appeal with the Tax Court in August 2003.

Hingga tanggal laporan keuangan konsolidasian ini, proses banding tersebut masih berlangsung.

As at the date of these consolidated financial statements the appeal is being processed.

Pajak-pajak lainnya – tahun pajak 2000

Other taxes – fiscal year 2000

Pada bulan Maret 2002, Perseroan menerima SKP untuk pajak-pajak lainnya untuk tahun pajak 2000 sebesar Rp 82,2 miliar. Perseroan mengajukan keberatan atas keputusan tersebut kepada DJP pada bulan Juni 2002.

In March 2002, the Company received a tax assessment in respect of fiscal year 2000 other taxes amounting to Rp 82.2 billion. The Company lodged an objection on this assessments with the DGT in June 2002.

Pada bulan Mei 2003, Perseroan menerima beberapa keputusan dari DJP sehubungan dengan keberatan tersebut di atas, dimana sejumlah Rp 4,9 miliar dari keberatan sejumlah Rp 82,2 miliar diterima oleh DJP. Namun demikian selama proses keberatan ini berlangsung, terdapat temuan-temuan lainnya yang menyebabkan tambahan kewajiban pajak dan denda sebesar Rp 85 miliar. Dengan demikian SKP-SKP tahun 2000 setelah keberatan menjadi sebesar Rp 162,2 miliar. Perseroan tidak dapat menerima keputusan tersebut dan mengajukan banding ke Pengadilan Pajak pada bulan Agustus 2003.

In May 2003, the Company received various decision letters from the DGT in relation to its objection, whereby Rp 4.9 billion out of the Rp 82.2 billion was accepted. However, during the tax objection process the DGT identified new findings, resulting in additional tax liabilities and penalties of Rp 85 billion. As a result, the Company's amended 2000 assessment became Rp 162.2 billion. The Company disagreed with the objection assessments and lodged an appeal with the Tax Court in August 2003.

Hingga tanggal laporan keuangan konsolidasian ini, proses banding tersebut masih berlangsung.

As at the date of these consolidated financial statements the appeal is being processed.

Pajak penghasilan badan dan pajak lainnya – tahun pajak 2001

Corporate income and other taxes – fiscal year 2001

Pada bulan Juni 2003, DJP menerbitkan Surat Ketetapan Pajak Lebih Bayar ("SKPLB") untuk pajak penghasilan badan tahun 2001 sebesar Rp 28,6 miliar dari Rp 28,7 miliar yang dilaporkan dalam SPT. Pada tanggal yang sama, DJP juga menerbitkan Surat Ketetapan Pajak Kurang Bayar ("SKPKB") untuk pajak-pajak lainnya sebesar Rp 0,9 miliar (termasuk denda bunga). Perseroan menyetujui ketetapan tersebut dan telah membukukan seluruh ketetapan pajak tersebut. Seluruh pengembalian kelebihan pajak penghasilan badan diatas telah dikompensasi dengan SKPKB pajak lainnya tahun 2000.

In June 2003, the DGT issued a tax assessment for 2001 corporate income tax confirming an overpayment of corporate income tax of Rp 28.6 billion out of Rp 28.7 billion reported in the 2001 tax return. At the same time, the DGT also issued a tax assessment confirming an underpayment of other taxes amounting to Rp 0.9 billion (including penalties). The Company agreed with the above assessments and recorded the assessments accordingly. The above tax refunds were offset against 2000 tax assessments for other taxes

(Expressed in millions of Rupiah)

f. Administrasi

Berdasarkan peraturan perpajakan Indonesia, Perseroan dan anak perusahaan menghitung, menetapkan dan membayar sendiri jumlah pajak yang terhutang. Perseroan dan anak perusahaan melakukan perhitungan dan melaporkan SPT sendiri. SPT konsolidasian tidak diperkenankan dalam peraturan perpajakan Indonesia. Direktorat Jenderal Pajak dapat menetapkan dan mengubah kewajiban pajak dalam batas waktu sepuluh tahun sejak tanggal terhutangnya pajak.

f. Administration

Under the taxation laws of Indonesia, the Company and subsidiaries submit their tax returns on the basis of self assessment. The Company and subsidiaries calculate and submit their annual tax calculations and returns. Consolidated tax returns are prohibited under the taxation laws of Indonesia. The tax authorities may assess or amend taxes within ten years from the date the tax became due.

9. PIUTANG PEMBIAYAAN

Akun ini terdiri dari piutang pembiayaan anak perusahaan dari segmen jasa keuangan dengan rincian sebagai berikut:

9. FINANCING RECEIVABLES

This account consists of financing receivables of subsidiaries engaged in financial services, with details as follows:

	2004	2003	
Piutang pembiayaan konsumen	7,325,722	4,009,366	Consumer financing receivables
Investasi bersih dalam sewa guna usaha	61,353	22,871	Net investment in direct financing leases
	7,387,075	4,032,237	
Dikurangi:			Less:
Penyisihan piutang ragu-ragu	(457,181)	(275,786)	Provision for doubtful accounts
	6,929,894	3,756,451	

a. Piutang pembiayaan konsumen

Rincian piutang pembiayaan konsumen adalah sebagai berikut:

a. Consumer financing receivables

Details of consumer financing receivables are as follows:

	2004	2003	
Piutang pembiayaan konsumen	20,171,872	13,196,189	Consumer financing receivables
Pembiayaan bersama	(9,423,611)	(7,206,141)	Joint financing
Pendapatan pembiayaan konsumen yang ditangguhkan	(3,422,539)	(1,980,682)	Unearned consumer financing income
	7,325,722	4,009,366	
Dikurangi:			Less:
Penyisihan piutang ragu-ragu	(455,337)	(274,614)	Provision for doubtful accounts
	6,870,385	3,734,752	

Rincian piutang pembiayaan konsumen yang diklasifikasikan menurut tahun jatuh temponya adalah sebagai berikut:

A schedule of consumer financing receivables, classified according to year of maturity, is as follows:

	2004	2003	
Dalam 1 tahun	10,939,676	8,687,868	Within 1 year
Lebih dari 1 tahun	9,232,196	4,508,321	More than 1 year
	20,171,872	13,196,189	

(Expressed in millions of Rupiah)

Pada tanggal 30 Juni 2004, piutang pembiayaan konsumen sejumlah Rp 3,57 triliun (2003: Rp 1,83 triliun) digunakan sebagai jaminan untuk pinjaman bank yang diterima oleh anak perusahaan tertentu yang bergerak di bidang jasa keuangan (lihat Catatan 13, 16b, 16c dan 17b).

As at 30 June 2004, consumer financing receivables amounting to Rp 3.57 trillion (2003: Rp 1.83 trillion) are used as collateral for loans obtained by certain financial services subsidiaries (refer to Notes 13, 16b, 16c and 17b).

b. Investasi bersih dalam sewa guna usaha

b. Net investment in direct financing leases

Kegiatan sewa guna usaha terutama merupakan sewa guna usaha kendaraan bermotor dengan masa sewa berkisar antara 2 hingga 4 tahun.

Leasing operations consist principally of leasing motor vehicles with lease terms ranging from 2 to 4 years.

Rincian investasi bersih dalam sewa guna usaha adalah sebagai berikut:

Details of net investment in direct financing leases are as follows:

	2004	2003	
Piutang sewa guna usaha	73,188	28,179	Lease receivables
Nilai sisa yang terjamin	27,075	10,174	Guaranteed residual values
Setoran jaminan	(27,075)	(10,174)	Security deposits
Penghasilan sewa guna usaha yang ditangguhkan	(11,835)	(5,308)	Unearned lease income
	61,353	22,871	
Dikurangi:			Less:
Penyisihan piutang ragu-ragu sewa guna usaha	(1,844)	(1,172)	Provision for doubtful leases accounts
	59,509	21,699	

Setoran jaminan dari penyewa akan digunakan untuk melunasi harga jual dari aktiva yang disewakan pada akhir masa sewa jika penyewa menggunakan hak opsinya untuk membeli aktiva yang bersangkutan. Uang jaminan akan dikembalikan kepada penyewa jika hak opsi tidak digunakan.

Security deposits from lessees will be applied against the selling price of the leased asset at the end of the lease term if the lessee exercises the option to purchase the leased asset. The deposit will be refunded to the lessee if the purchase option is not exercised.

Rincian piutang sewa guna usaha yang diklasifikasikan menurut tahun jatuh temponya adalah sebagai berikut:

A schedule of lease receivables classified according to year of maturity is as follows:

	2004	2003	
Dalam 1 tahun	44,464	14,839	Within 1 year
Lebih dari 1 tahun	28,724	13,340	More than 1 year
	73,188	28,179	

Pada tanggal 30 Juni 2004, investasi bersih dalam sewa guna usaha sejumlah Rp 42 juta (2003: Rp 1,1 miliar) digunakan sebagai jaminan untuk pinjaman yang diterima oleh PT Surya Artha Nusantara Finance ("SANF"), sebuah anak perusahaan tidak langsung (lihat Catatan 16a).

As at 30 June 2004, net investment in direct financing leases amounting to Rp 42 million (2003: Rp 1.1 billion) is used as collateral for the loans obtained by PT Surya Artha Nusantara Finance ("SANF"), an indirect subsidiary (refer to Note 16a).

(Expressed in millions of Rupiah)

c. Rincian piutang pembiayaan menurut umur / c. Ageing schedule of financing receivables

	2004	2003	
Piutang pembiayaan konsumen	20,171,872	13,196,189	Consumer financing receivables
Piutang sewa guna usaha	73,188	28,179	Lease receivables
	20,245,060	13,224,368	

Rincian piutang pembiayaan menurut umurnya adalah sebagai berikut:

The ageing of financing receivables is as follows:

	2004	2003	
Lancar	19,997,875	13,015,901	Current
Lewat jatuh tempo:			Overdue:
1 - 30 hari	86,015	102,390	1 - 30 days
31 - 60 hari	21,704	20,426	31 - 60 days
Lebih dari 60 hari	139,466	85,651	Over 60 days
	20,245,060	13,224,368	

Mutasi penyisihan piutang ragu-ragu adalah sebagai berikut:

The movement in the provision for doubtful accounts is as follows:

	2004	2003	
Saldo awal	355,699	253,865	Beginning balance
Tambahan penyisihan	232,083	93,866	Increase in provision
Penghapusan	(129,664)	(71,945)	Write off
Lain-lain	(937)	-	Others
Saldo akhir	457,181	275,786	Ending balance

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu adalah cukup untuk menutup kemungkinan tidak tertagihnya piutang pembiayaan.

Management believes that the provision for doubtful accounts is adequate to cover possible losses on non-collecton of financing receivables

10. PENYERTAAN PADA PERUSAHAAN ASOSIASI, JOINTLY CONTROLLED ENTITIES DAN KERJASAMA OPERASI

10. INVESTMENTS IN ASSOCIATES, JOINTLY CONTROLLED ENTITIES AND JOINT OPERATIONS

	2004					
Investee	% pemilikan/ % of ownership 30/06/2004	31/12/2003	Laba/(rugi) bersih/Net income/(loss)	Dividen/ Dividends	Lain-lain*/ Others*	30/06/2004
Otomotif/Automotive						
PT Toyota Astra Motor (TAM Baru/NewTAM)**	51.00	(67,624)	31,444	(9,749)	-	(45,929)
PT Astra Daihatsu Motor	31.87	303,339	15,958	-	-	319,297
PT Astra Honda Motor	50.00	2,010,533	813,892	(751,644)	-	2,072,781
PT Kayaba Indonesia	43.30	137,803	22,560	(24,700)	-	135,663
PT Denso Indonesia Corporation	22.22	112,341	6,058	-	-	118,399
PT GS Battery Inc.	43.30	141,978	10,557	(9,500)	-	143,035
Lain-lain (masing-masing dibawah Rp 50 miliar)/Others (below Rp 50 billion each)		144,697	1,834	(3,515)	324	143,340
		2,783,067	902,303	(799,108)	324	2,886,586

* Dalam "Lain-lain" untuk segmen industri alat-alat berat, termasuk eliminasi atas penyertaan pada UT, akibat dikonsolidasinya UT sejak 1 Juni 2004 (lihat Catatan 3a).

** Lihat Catatan 3c

* "Others" for heavy equipment segment includes elimination for investment in UT, due to the consolidation of UT since 1 June 2004 (refer to Note 3a).

** Refer to Note 3c

(Expressed in millions of Rupiah)

	2004					
Investee	% pemilikan/ % of ownership 30/06/2004	31/12/2003	Laba/(rugi) bersih/Net income/(loss)	Dividen/ Dividends	Lain-lain*/ Others*	30/06/2004
Jasa keuangan/Financial service						
PT Astra Auto Finance.	44.86	52,634	8,434	(5,580)	-	55,488
Lain-lain (masing-masing dibawah Rp 50 miliar)/Others (below Rp 50 billion each)		39,582	1,062	-	-	40,644
		92,216	9,496	(5,580)	-	96,132
Alat-alat berat/Heavy equipment						
PT United Tractors Tbk.	53.17	726,896	54,485	-	(785,381)	-
Lain-lain (masing-masing dibawah Rp 50 miliar)/Others (below Rp 50 billion each)		-	933	-	21,933	22,866
		726,896	59,418	-	(763,448)	22,866
Lain-lain/Others						
PT Pramindo Ikat Nusantara	-	293,937	-	-	(293,937)	-
Konsorsium Intertel Astratel	100.00	100,209	60,714	-	(106,814)	54,109
Lain-lain (masing-masing dibawah Rp 50 miliar)/Others (below Rp 50 billion each)		11,518	-	-	7,464	18,982
		405,664	60,714	-	(393,287)	73,091
		4,007,843	1,031,931	(804,688)	(1,156,411)	3,078,675

* Dalam "lain-lain" untuk segmen industri alat-alat berat, termasuk eliminasi atas penyertaan pada UT, akibat dikonsolidasinya UT sejak 1 Juni 2004 (lihat Catatan 3a).

* "Others" for heavy equipment segment includes elimination for investment in UT, due to the consolidation of UT since 1 June 2004 (refer to Note 3a).

	2003					
Investee	% pemilikan/ % of ownership 30/06/2003	31/12/2002	Laba/(rugi) bersih/Net income/(loss)	Dividen/ Dividends	Lain-lain/ Others	30/06/2003
Otomotif/Automotive						
PT Astra Honda Motor	50.00	1,886,366	595,764	(542,430)	-	1,939,700
PT Astra Daihatsu Motor	31.87	318,254	4,249	-	-	322,503
PT GS Battery Inc.	43.66	125,050	14,892	(10,276)	-	129,666
PT Kayaba Indonesia	43.66	124,860	21,352	(23,667)	-	122,545
PT Denso Indonesia Corporation	22.40	94,036	12,441	-	-	106,477
Lain-lain (masing-masing dibawah Rp 50 miliar)/Others (below Rp 50 billion each)		135,802	15,397	(4,267)	393	147,325
		2,684,368	664,095	(580,640)	393	2,768,216
Jasa keuangan/Financial service		44,598	3,981	(1,839)	19,735	66,475
Alat-alat berat/Heavy equipment						
PT United Tractors Tbk.	49.90	544,305	125,054	-	16,845	686,204
Lain-lain/Others						
PT Pramindo Ikat Nusantara	24.50	296,717	16,024	-	-	312,741
Konsorsium Intertel Astratel	100.00	143,288	60,673	-	(106,647)	97,314
Lain-lain (masing-masing dibawah Rp 50 miliar)/Others (below Rp 50 billion each)		6,624	-	-	2,690	9,314
		446,629	76,697	-	(103,957)	419,369
		3,719,900	869,827	(582,479)	(66,984)	3,940,264

(Expressed in millions of Rupiah)

Berdasarkan Perjanjian Restrukturisasi Hutang, penyertaan Perseroan pada PT Astra Honda Motor dengan nilai buku sebesar Rp 2,07 triliun (2003: Rp 1,94 triliun) digunakan sebagai jaminan untuk pinjaman dan obligasi Perseroan yang telah direstrukturisasi (lihat Catatan 16a dan 17a). Sehubungan dengan telah dikonsolidasikannya UT sejak tanggal 1 Juni 2004 maka penyertaan saham di UT per 30 Juni 2004 yang juga digunakan sebagai jaminan untuk pinjaman dan obligasi Perseroan sudah tidak tercermin dalam Penyertaan pada Perusahaan Asosiasi (2003: Rp 686 miliar).

Based on the Debt Restructuring Agreement, investments in PT Astra Honda Motor with a net book value of Rp 2.07 trillion (2003: Rp 1.94 trillion) is used as collateral for the Company's restructured debt (refer to Notes 16a and 17a). Following the consolidation of UT since 1 June 2004, investment in UT as of 30 June 2004 which also being used as collateral for the Company's restructured debt is no longer reflected in Investment in Associates (2003: Rp 686 billion).

PT Pramindo Ikat Nusantara ("PIN") mempunyai perjanjian Kerja Sama Operasi dengan PT Telekomunikasi Indonesia (Persero) Tbk. ("Telkom") untuk wilayah Sumatra. Pada tanggal 19 April 2002 PT Astratel Nusantara ("Astratel"), anak perusahaan yang seluruh sahamnya dimiliki Perseroan dan Telkom menandatangani Perjanjian Pembelian dan Penjualan Bersyarat sehubungan dengan rencana akuisisi seluruh saham PIN oleh Telkom. Pada tanggal 17 September 2002 dan 30 September 2003, Astratel telah melepas 15,75% saham PIN yang dimilikinya. Kemudian pada tanggal 15 Maret 2004, Astratel kembali melepas 19,25% saham PIN yang tersisa, yang mengakibatkan Astratel tidak lagi memiliki kepemilikan di PIN.

PT Pramindo Ikat Nusantara ("PIN") has a Joint Operating Scheme Agreement with PT Telekomunikasi Indonesia (Persero) Tbk. ("Telkom") covering Sumatra. On 19 April 2002, PT Astratel Nusantara ("Astratel") a wholly owned subsidiary, and Telkom entered into a Conditional Sale and Purchase Agreement in respect of the proposed acquisition of all of PIN's shares by Telkom. On 17 September 2002 and 30 September 2003, Astratel sold 15.75% interest in PIN. Further on 15 March 2004, Astratel transferred its 19.25% remaining PIN's shares, and ceased to be a shareholder in PIN.

11. AKTIVA TETAP / 11. FIXED ASSETS

	2004				
	Saldo awal/ Beginning balance	Penambahan dan reklasifikasi/ Additions and reclassifications	Pengurangan dan reklasifikasi/ Disposals and reclassifications	Saldo akhir/ Ending balance	
Harga Perolehan/ Nilai Revaluasi					Acquisition Cost/ Revalued Amount
Tanah	1,255,444	352,153	(41,653)	1,565,944	Land
Bangunan dan fasilitasnya	2,051,168	496,221	(92,043)	2,455,346	Buildings and building improvements
Mesin dan peralatan	2,401,205	1,089,932	(309,641)	3,181,496	Machinery and equipment
Alat-alat pengangkutan	1,203,578	290,039	(108,740)	1,384,877	Transportation equipment
Perabot dan peralatan kantor	718,145	230,380	(85,444)	863,081	Furniture and office equipment
Tanaman menghasilkan	1,366,313	22,914	(153,198)	1,236,029	Mature plantations
Alat-alat berat yang disewakan	9,568	1,306,169	(29,048)	1,286,689	Heavy equipment for lease
Aktiva sewa guna usaha	62,585	659,830	(28,222)	694,193	Assets under finance leases
Aktiva dalam penyelesaian:					Assets under construction:
Tanaman belum menghasilkan	511	4,688	-	5,199	Immature plantations
Bangunan dan mesin	188,060	449,147	(114,089)	523,118	Buildings and machinery
	9,256,577	4,901,473	(962,078)	13,195,972	

(Expressed in millions of Rupiah)

	2004				
	Saldo awal/ Beginning balance	Penambahan dan reklasifikasi/ Additions and reclassifications	Pengurangan dan reklasifikasi/ Disposals and reclassifications	Saldo akhir/ Ending balance	
Akumulasi Penyusutan					Accumulated Depreciation
Tanah	(270)	-	-	(270)	Land
Bangunan dan fasilitasnya	(730,288)	(224,725)	30,274	(924,739)	Buildings and building improvements
Mesin dan peralatan	(1,218,262)	(650,321)	105,457	(1,763,126)	Machinery and equipment
Alat-alat pengangkutan	(397,545)	(132,427)	62,565	(467,407)	Transportation equipment
Perabot dan peralatan kantor	(438,960)	(203,460)	65,141	(577,279)	Furniture and office equipment
Tanaman menghasilkan	(366,010)	(31,170)	47,408	(349,772)	Mature plantations
Alat-alat berat yang disewakan	(5,736)	(704,921)	17,199	(693,458)	Heavy equipment for lease
Aktiva sewa guna usaha	(19,604)	(286,463)	7,030	(299,037)	Assets under finance leases
	(3,176,675)	(2,233,487)	335,074	(5,075,088)	
Nilai Buku Bersih	6,079,902			8,120,884	Net Book Value

	2003				
	Saldo awal/ Beginning balance	Penambahan dan reklasifikasi/ Additions and reclassifications	Pengurangan dan reklasifikasi/ Disposals and reclassifications	Saldo akhir/ Ending balance	
Harga Perolehan / Nilai Revaluasi					Acquisition Cost/ Revalued Amount
Tanah	1,582,575	19,537	(12,576)	1,589,536	Land
Bangunan dan prasarana	2,101,800	102,386	(24,492)	2,179,694	Buildings and buildings improvements
Mesin dan peralatan	3,162,925	273,560	(43,275)	3,393,210	Machinery and equipment
Alat-alat pengangkutan	975,810	204,595	(42,980)	1,137,425	Transportation equipment
Perabot dan peralatan kantor	744,821	74,485	(14,101)	805,205	Furniture and office equipment
Tanaman menghasilkan	1,337,538	3,556	-	1,341,094	Mature plantations
Aktiva sewa guna usaha	77,890	7,324	(13,132)	72,082	Assets under finance leases
Alat-alat berat yang disewakan	11,275	4,149	(6,927)	8,497	Heavy equipment for lease
Aktiva dalam penyelesaian:					Assets under construction:
Tanaman belum menghasilkan	42,400	4,945	(3,557)	43,788	Immature plantations
Bangunan dan mesin	343,071	195,058	(221,998)	316,131	Buildings and machinery
	10,380,105	889,595	(383,038)	10,886,662	
Akumulasi Penyusutan					Accumulated Depreciation
Tanah	(652)	-	380	(272)	Land
Bangunan dan prasarana	(735,190)	(67,483)	5,105	(797,568)	Buildings and buildings improvements
Mesin dan peralatan	(2,117,426)	(170,901)	34,376	(2,253,951)	Machinery and equipment
Alat-alat pengangkutan	(320,000)	(77,106)	28,209	(368,897)	Transportation equipment
Perabot dan peralatan kantor	(451,913)	(54,325)	11,605	(494,633)	Furniture and office equipment
Tanaman menghasilkan	(300,120)	(33,477)	-	(333,597)	Mature plantations
Aktiva sewa guna usaha	(28,206)	(4,839)	3,283	(29,762)	Assets under finance leases
Alat-alat berat yang disewakan	(5,792)	(977)	794	(5,975)	Heavy equipment for lease
	(3,959,299)	(409,108)	83,752	(4,284,655)	
Nilai Buku Bersih	6,420,806			6,602,007	Net Book Value

(Expressed in millions of Rupiah)

Rincian keuntungan penjualan aktiva tetap adalah sebagai berikut:

Details of the gain from disposal of fixed assets are as follows:

	2004	2003	
Harga jual	72,523	70,126	Proceeds
Nilai buku	(50,717)	(28,730)	Net book value
Keuntungan	21,806	41,396	Gain

Penyusutan sejumlah Rp 418,2 miliar (2003: Rp 377,9 miliar) telah dibebankan dan dialokasikan sebagai berikut:

Depreciation of Rp 418.2 billion (2003: Rp 377.9 billion) was charged to operations and allocated as follows:

	2004	2003	
Beban pokok penghasilan	291,902	268,000	Cost of revenues
Beban usaha	126,292	109,860	Operating expenses
	418,194	377,860	

Di dalam penambahan dan reklasifikasi aktiva tetap, termasuk aktiva tetap dari UT yang telah dikonsolidasi sejak tanggal 1 Juni 2004 dengan nilai buku sebesar Rp 2,11 triliun.

Additions and reclassifications includes fixed assets from UT which was consolidated since 1 June 2004 with a net book value of Rp 2.11 trillion.

Di dalam pengurangan dan reklasifikasi aktiva tetap termasuk aktiva tetap dari anak perusahaan yang didekonsolidasi pada tahun 2004 dengan nilai buku sebesar Rp 361,7 miliar.

Disposals and reclassifications includes fixed assets of deconsolidated subsidiaries with a net book value of Rp 361.7 billion in 2004.

Sebagian hak atas tanah sedang dalam proses perpanjangan/pembaharuan dan pengurusan balik nama menjadi atas nama Perseroan dan anak perusahaan

The Company and certain subsidiaries are in the proses of transferring to their name and extending/ renewing the title of certain landrights.

Hak atas tanah Perseroan berupa Sertifikat Hak Guna Bangunan dengan masa berlaku antara tahun 2004 – 2033.

The Company's land has "Hak Guna Bangunan" titles which expire between 2004 – 2033.

Pada tanggal 30 Juni 2004, aktiva tetap tertentu dengan nilai buku sejumlah Rp 3,57 triliun (2003: Rp 3,77 triliun) digunakan sebagai jaminan untuk pinjaman jangka pendek, hutang bank dan pinjaman jangka panjang lainnya, dan obligasi (lihat Catatan 13, 16, dan 17).

As at 30 June 2004, certain fixed assets with a net book value of Rp 3.57 trillion (2003: Rp 3.77 trillion) are used as collateral for short-term loans, long-term bank and other loans and bonds (refer to Notes 13, 16, and 17).

Pada tanggal 30 Juni 2004, aktiva tetap Perseroan dan anak perusahaan telah diasuransikan terhadap risiko kerugian akibat kebakaran dan risiko lainnya dengan nilai pertanggungan sejumlah Rp 5,21 triliun, US$ 357,7 juta dan JPY 4,2 miliar, yang menurut pendapat manajemen cukup untuk menutup kerugian yang mungkin timbul dari terjadnya kebakaran dan risiko-risiko lainnya.

As at 30 June 2004, certain fixed assets of the Company and subsidiaries are covered by insurance against losses by fire and other risks for Rp 5.21 trillion, US$ 357.7 million and JPY 4.2 billion, which management believes is adequate to cover possible losses

(Expressed in millions of Rupiah)

12. AKTIVA LAIN-LAIN / 12. OTHER ASSETS

	2004	2003	
Aktiva yang belum digunakan dalam usaha	262,596	253,454	Assets not used in operations
Uang muka proyek perkebunan plasma, bersih	17,332	-	Advances for plasma projects, net
Biaya tangguhan	151,384	23,394	Deferred charges
Lain-lain	516,722	56,258	Others
	948,034	333,106	

Aktiva yang belum digunakan dalam usaha merupakan hak atas tanah yang belum digunakan dalam aktivitas usaha.

Assets not used in operations represent land rights for land not yet used in operations.

13. PINJAMAN JANGKA PENDEK / 13. SHORT-TERM LOANS

	2004	2003	
US$			US$
Lehman Brothers Commercial Corporation Asia Ltd., Hongkong	52,927	-	Lehman Brothers Commercial Corporation Asia Ltd., Hongkong
PT Bank Bukopin	18,830	-	PT Bank Bukopin
PT Bank DBS Indonesia	16,177	-	PT Bank DBS Indonesia
Credit Suisse First Boston International, London	4,708	-	Credit Suisse First Boston International, London
PT Bank Negara Indonesia (Persero) Tbk.	880	-	PT Bank Negara Indonesia (Persero) Tbk.
The Bank of Tokyo - Mitsubishi Ltd.	-	49,710	The Bank of Tokyo - Mitsubishi Ltd.
The Asahi Bank Ltd.	-	4,143	The Asahi Bank Ltd.
	93,522	53,853	
Rupiah			Rupiah
PT Bank Mandiri (Persero) Tbk.	173,495	188,907	PT Bank Mandiri (Persero) Tbk.
PT Bank DBS Indonesia	100,000	-	PT Bank DBS Indonesia.
JP Morgan Chase Bank	90,000	20,000	JP Morgan Chase Bank
PT Bank NISP Tbk.	54,000	80,000	PT Bank NISP Tbk.
PT Bank Central Asia Tbk.	50,410	10,000	PT Bank Central Asia Tbk.
PT Bank UFJ Indonesia	40,000	-	PT Bank UFJ Indonesia.
Mizuho Corporate Bank	39,000	30,000	Mizuho Corporate Bank
Citibank, N.A.	35,000	108,000	Citibank, N.A.
PT Bank Danamon Indonesia Tbk.	-	160,000	PT Bank Danamon Indonesia Tbk.
HSBC	-	80,000	HSBC
Lain-lain	31,221	20,718	Others
	613,126	697,625	
JPY			JPY
Mizuho Corporate Bank	130,203	414,770	Mizuho Corporate Bank
Sumitomo Mitsui Banking Corp.	130,203	-	Sumitomo Mitsui Banking Corp.
PT Bank Danamon Indonesia Tbk.	89,116	73,689	PT Bank Danamon Indonesia Tbk.
PT Bank Negara Indonesia (Persero) Tbk.	51,663	7,814	PT Bank Negara Indonesia (Persero) Tbk.
PT Bank Mandiri (Persero) Tbk.	14,276	3,075	PT Bank Mandiri (Persero) Tbk.
	415,461	499,348	

(Expressed in millions of Rupiah)

	2004	2003	
EUR			EUR
PT Bank Danamon Indonesia Tbk.	16,862	40,518	PT Bank Danamon Indonesia Tbk.
PT Bank Negara Indonesia (Persero) Tbk.	2,769	-	PT Bank Danamon Indonesia Tbk.
	19,631	40,518	
	1,141,740	1,291,344	

Pinjaman jangka pendek di atas dibebani suku bunga tahunan sebagai berikut:

The above short-term loans attracted interest at the following annual rates

	2004	2003	
US$	2.23% - 4.05%	2.17% - 2.72%	US$
Rupiah	2.60% - 18.63%	11.21% - 21.04%	Rupiah
JPY	1.10% - 1.55%	1.12% - 1.55%	JPY

Pinjaman jangka pendek sejumlah EUR 1,5 juta, JPY 530,8 juta, US$ 2 juta dan Rp 540,3 miliar pada tanggal 30 Juni 2004 dijamin dengan deposito berjangka, piutang usaha, persediaan, piutang pembiayaan dan aktiva tetap yang dimiliki anak perusahaan serta jaminan para pemegang saham asing dari anak perusahaan tersebut (lihat Catatan 4, 5, 7, 9, dan 11).

Short-term loans amounting to EUR 1.5 million, JPY 530.8 million, US$ 2 million and Rp 540.3 billion as at 30 June 2004 are secured by time deposits, trade receivables, inventories, financing receivables, fixed assets of subsidiaries, and guarantees issued by the foreign shareholders of those subsidiaries (refer to Notes 4, 5, 7, 9, and 11).

Deposito berjangka yang digunakan sebagai jaminan untuk pinjaman bank diatas disajikan sebagai "Kas dan deposito yang dibatasi penggunaannya" pada neraca konsolidasian (lihat Catatan 4c).

Time deposits which are security for the above loans are presented as "Restricted cash and time deposits" in the consolidated balance sheets (refer to Note 4c).

PT Federal Izumi Manufacturing ("FIM"), anak perusahaan dari PT Astra Otoparts Tbk. ("AOP"), belum membayar pokok pinjaman dari "revolving credit" dan pinjaman modal kerja yang jatuh tempo pada tahun 2002 sejumlah US$ 6,1 juta. Pada tanggal laporan ini, FIM masih bernegosiasi untuk merestrukturisasi hutangnya kepada bank.

PT Federal Izumi Manufacturing ("FIM"), a subsidiary of PT Astra Otoparts Tbk. ("AOP"), has not paid the principal of revolving credit and working capital loans which were due in 2002 amounting to US$ 6.1 million. At the date of this report, FIM is still negotiating with the bank for a rescheduling of the loans.

14. HUTANG USAHA

14. TRADE PAYABLES

	2004	2003	
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25g)	1,558,268	1,111,333	Related parties (refer to Note 25g)
Pihak ketiga:			Third parties:
Rupiah	985,555	951,884	Rupiah
Mata uang asing	1,154,984	117,714	Foreign currencies
	2,140,539	1,069,598	

(Expressed in millions of Rupiah)

Rincian hutang usaha dalam mata uang asing adalah sebagai berikut:

Details of trade payables in foreign currencies are as follows:

	2004 Mata uang asli/ Original currency	2004 Ekuivalen Rp/ Rp equivalent	2003 Mata uang asli/ Original currency	2003 Ekuivalen Rp/ Rp equivalent	
JPY	1,986,423,136	172,426	1,399,026,282	96,712	JPY
US$	164,191,934	1,545,867	49,390,596	409,201	US$
EUR	3,026,343	34,452	1,879,368	17,809	EUR
GBP	363,022	6,182	316,318	4,333	GBP
Lain-lain *	1,412,158	13,296	165,339	1,370	Others *
Jumlah		1,772,223		529,425	Total

* Hutang usaha dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US$ dengan menggunakan kurs pada tanggal neraca.

* Trade payables denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.

15. KEWAJIBAN DIESTIMASI / 15. PROVISIONS

	2004	2003	
Manfaat karyawan	226,490	180,450	Employee benefits
Penyisihan untuk biaya restorasi	15,760	-	Provision for restoration
Penyisihan untuk kerugian sehubungan dengan rencana divestasi anak perusahaan (lihat Catatan 3b)	4,085	-	Provision in relation to planned divestment of subsidiaries (refer to Note 3b)
Penyisihan untuk kerugian atas perjanjian pembelian dan penjualan saham (lihat Catatan 27b)	-	243,363	Provision for loss on agreement to sell and purchase shares (refer to Note 27b)
	246,335	423,813	
Dikurangi:			Less:
Bagian jangka pendek	(12,700)	(244,413)	Current portion
Bagian jangka panjang	233,635	179,400	Non-current portion

a. Manfaat karyawan

Penyisihan atas manfaat karyawan pada tanggal 30 Juni 2004 dihitung sesuai dengan UU Ketenagakerjaan No. 13/2003. Perhitungan dilakukan oleh aktuaris dengan menggunakan pendekatan kewajiban mana yang lebih besar antara manfaat yang diberikan oleh program pensiun yang ada dengan manfaat yang diberikan sesuai dengan UU Ketenagakerjaan.

Pada tanggal 30 Juni 2003, Perseroan mengakui manfaat sehubungan dengan manfaat karyawan berdasarkan Keputusan Menteri Tenaga Kerja (KepMen.150).

a. Employees benefits

The provision for employee benefits as at 30 June 2004 is calculated based on Manpower Law No. 13/2003. The calculation of the benefit obligation was performed by an actuary using an approach based on the higher of benefit obligations under the Company's existing pension program and the Manpower Law.

As at 30 June 2003, the Company recognised the benefit relating to employees benefits based on the Minister of Manpower regulation (KepMen 150).

	2004	2003	
Saldo awal	176,689	162,724	Beginning balance
Tambahan penyisihan	24,741	24,190	Increase in provision
Pembayaran	(3,564)	(6,464)	Payments
Efek konsolidasi / dekonsolidasi - bersih	28,624	-	Consolidation / deconsolidation effect - net
	226,490	180,450	
Dikurangi:			Less:
Bagian jangka pendek	(8,615)	(1,050)	Current portion
Bagian jangka panjang	217,875	179,400	Non-current portion

b. Penyisihan untuk biaya restorasi

Penyisihan untuk biaya restorasi merupakan kewajiban yang berkaitan dengan pemulihan dan rehabilitasi area penambangan saat produksi selesai. Kewajiban tersebut diakui secara bertahap berdasarkan perhitungan biaya untuk setiap ton tanah yang diolah. Cadangan yang tersedia akan mencukupi untuk memenuhi kewajiban tersebut pada saat produksi dari sumbernya telah dideplesi secara penuh.

b. Provision for restoration

Provision for restoration is the obligation for restoration and rehabilitation of mining areas following the completion of production. Such obligations are being accrued on incremental basis based on a calculated cost per ton of overburden extracted. The accrual will be adequate to meet those obligation once production from the resource is fully depleted.

16. HUTANG BANK DAN PINJAMAN LAIN-LAIN JANGKA PANJANG

16. LONG-TERM BANK AND OTHER LOANS

	2004	2003	
Pinjaman hasil restrukturisasi	2,971,282	4,027,213	Restructured loans
Pinjaman bank lainnya	1,084,477	797,992	Other bank loans
Pinjaman dari pihak yang mempunyai hubungan istimewa	350,375	637,456	Related party loans
	4,406,134	5,462,661	
Dikurangi:			Less:
Bagian jangka pendek	(1,030,164)	(1,297,168)	Current portion
Bagian jangka panjang	3,375,970	4,165,493	Long-term portion

a. Pinjaman hasil restrukturisasi

a. Restructured loans

	2004	2003	
Perseroan	848,643	3,234,160	The Company
Anak perusahaan	2,122,639	793,053	Subsidiaries
	2,971,282	4,027,213	

Perseroan

Pada tanggal 30 Juni 1999, Perseroan berhasil merestrukturisasi hutangnya (tidak termasuk hutang usaha) yang berlaku efektif sejak 1 Januari 1999. Pada Tanggal Penutupan (30 Juni 1999), perjanjian pinjaman baru yang disetujui dengan para kreditur terkait adalah sebagai berikut:

The Company

On 30 June 1999, the Company concluded a restructuring of non-trade related debts effective on 1 January 1999. On the Closing Date (30 June 1999), a new financing agreement was concluded with all of the affected creditors as follows:

	Seri I/ Series I	Seri II/ Series II	Seri III/ Series III	
Tranche A (dalam ribuan US$):				Tranche A (in thousands of US$):
Pinjaman	118,930	413,269	17,853	Loans
Obligasi	81,070	281,779	82,147	Bonds
	200,000	695,048	100,000	

	Seri I/ Series I	Seri II/ Series II	Seri III/ Series III	
Tranche B (dalam jutaan Rupiah):				Tranche B (in millions of Rupiah):
Pinjaman	104,760	434,698	27,680	Loans
Obligasi	94,100	384,583	71,790	Bonds
	198,860	819,281	99,470	

Obligasi Tranche A dikeluarkan oleh Astra Overseas Finance B.V., anak perusahaan yang 100% dimiliki oleh Perseroan, dan dijamin oleh Perseroan. Obligasi tersebut dicatatkan pada Bursa Efek Luxembourg. Obligasi Seri III Tranche A merupakan obligasi zero coupon dengan nilai nominal sebesar US$ 131,7 juta.

Tranche A bonds are issued by Astra Overseas Finance B.V., a wholly owned subsidiary of the Company, and guaranteed by the Company. The bonds are listed on the Luxembourg Stock Exchange. Series III Tranche A Bonds represent zero coupon bonds with a face value of US$ 131.7 million.

Obligasi Tranche B adalah obligasi PT Astra International Tbk. III yang dicatatkan pada Bursa Efek Surabaya.

Tranche B bonds, namely PT Astra International Tbk. Bonds III, are listed on the Surabaya Stock Exchange.

Meskipun kinerja Perseroan sangat baik, jadwal pembayaran hutang yang telah disepakati dalam Restrukturisasi Hutang 1999 telah memberikan beban yang signifikan kepada Perseroan. Oleh karena itu, Perseroan memperoleh persetujuan dari para kredtur dan pemegang obligasi untuk merestrukturisasi kembali hutangnya ("Restrukturisasi Hutang 2002"). Pada tanggal 12 Desember 2002, semua prasyarat Restrukturisasi Hutang 2002 telah dipenuhi.

Despite its strong trading performance, the debt repayment schedule under the agreed terms of the 1999 Debt Restructuring placed a significant burden on the Company. As a result, the Company obtained credtors and bond holders' approval to again restructure its debts (the "2002 Debt Restructuring"). On 12 December 2002, all conditions precedent for the 2002 Debt Restructuring were achieved

Syarat-syarat dan ketentuan dalam Restrukturisasi Hutang 2002 mencakup penerbitan saham baru dengan jumlah minimum sebesar ekuivalen US$ 100 juta. Dengan telah dilaksanakannya PUT II (lihat Catatan 1), maka syarat-syarat dan ketentuan Restrukturisasi Hutang 2002 yang berlaku adalah sebagai berikut:

Terms and conditions contained in the 2002 Debt Restructuring included an equity issue to raise a minimum of the equivalent of US$ 100 million. Following the completion of the LPO II equity issue (refer to Note 1), the applicable terms and conditions of the 2002 Debt Restructuring are as follows:

Keterangan/ Description	Seri II/ Series II	Seri III/ Series III
Jangka waktu/ Term	Diperpanjang dari 30 Juni 2005 menjadi 30 Juni 2006 dengan opsi apabila Perseroan tidak dapat memperoleh pembiayaan pengganti maka jangka waktu dapat diperpanjang hingga 30 Juni 2009. Jika jatuh tempo diperpanjang maka akan diberlakukan extention fee/ Extended initially from 30 June 2005 to 30 June 2006. If the Company does not refinance its debt in 2006, the Company has the option to extend the final maturity date to 30 June 2009. If the maturity is extended, an extension fee will apply.	Tetap sampai dengan 30 Juni 2006 dengan opsi apabila Perseroan tidak dapat memperoleh pembiayaan pengganti maka jangka waktu dapat diperpanjang sampai dengan 30 Juni 2009. Jika jatuh tempo diperpanjang maka akan diberlakukan extention fee/ Unchanged (i.e. 30 June 2006). If the Company does not refinance its debt in 2006, the Company has the option to extend the final maturity date to 30 June 2009. If the maturity is extended, an extension fee will apply.

(Expressed in millions of Rupiah)

Keterangan/ Description	Seri II/ Series II	Seri III/ Series III
Tingkat bunga/ Interest rate	US$ SIBOR + margin, atau Reference Rate Rupiah + margin/ US$ SIBOR + margin, or Rupiah Reference Rate + margin	6,5% untuk Tranche A dan 15% untuk Tranche B. Apabila tanggal jatuh tempo terakhir diperpanjang menjadi 30 Juni 2009, maka sejak tanggal 30 Juni 2006 tingkat bunga yang berlaku sama dengan tingkat bunga yang berlaku untuk Seri II./ 6.5% on Tranche A and 15% on Tranche B. If the final maturity date is extended to 30 June 2009, from 30 June 2006 interest will accrue at the same rate as Series II debt.
Margin/ Margin	2003 - 3,25% 2004 - 3,50% 2005 - 3,75% 2006 - 4,00% 2007 - 4,25% 2008 - 4,50% 2009 - 4,75%	Berlaku sejak 30 Juni 2006/ Effective from 30 June 2006: 2006 - 4,00% 2007 - 4,25% 2008 - 4,50% 2009 - 4,75%
Penyesuaian margin/ Margin adjustment	Penyesuaian secara terbatas bagi penurunan margin yang memungkinkan pemotongan pajak penghasilan dan gross-up bunga Tranche A, yang dibayar penuh berdasarkan margin yang lebih rendah tersebut. Dikompensasi dengan penyesuaian kenaikan margin pada saat Tranche A jatuh tempo atau sebelum Release Date./ Limited downward adjustment to margin to allow withholding tax and gross-up on Tranche A interest to be paid in full on the basis of the lower margin. Compensated by upward adjustment in margin either at maturity of Tranche A or before Release Date.	Tidak ada/ None
Pembayaran bunga/ Interest payment	Setiap tiga bulan/ Quarterly basis	Pada saat jatuh tempo tanggal 30 Juni 2006. Apabila tanggal jatuh tempo diperpanjang menjadi 30 Juni 2009, maka bunga sampai 30 Juni 2006 akan dikapitalisasi ke pokok pinjaman dan mulai 30 September 2006, bunga akan dibayar setiap tiga bulan/ At maturity on 30 June 2006. If the final maturity date is extended to 30 June 2009, all interest accrued as at 30 June 2006 will be capitalised to the principal, and from 30 September 2006 interest will be paid on a quarterly basis.
Pembayaran kembali pokok pinjaman/	Pembayaran kembali pokok pinjaman adalah sebagai berikut (dalam ribuan US Dolar dan jutaan Rupiah): Sebelum dilaksanakannya Extension Option: 31 Desember 2002 □ US$ 66.493 dan Rp 82.724 2003 - US$ 86.974 dan Rp 108.203 2004 - US$ 86.974 dan Rp 108.203 2005 - US$ 86.974 dan Rp 108.203 Maret 2006 □ US$ 21.743 dan Rp 27.051 30 Juni 2006 □ sisa jumlah pokok terhutang. Pada saat dan dengan terjadinya Reset Date: 2006 - US$ 53.661 dan Rp 66.758 2007 - US$ 75.404 dan Rp 93.809 2008 - US$ 75.404 dan Rp 93.809 Maret 2009 □ US$ 39.032 dan Rp 48.559 30 Juni 2009 □ sisa jumlah pokok terhutang. Total pembayaran kembali pokok pinjaman tersebut di atas adalah total seluruh jumlah pinjaman seri II per 1 Januari 1999 ditambah dengan pinjaman yang terjadi kemudian dan dikurangi dengan pembatalan pinjaman seri II, hingga akhir tahun 2002. Pembayaran dilakukan setiap tiga bulan secara proporsional.	Terhutang pada tanggal 30 Juni 2006. Apabila tanggal jatuh tempo terakhir diperpanjang menjadi 30 Juni 2009 maka pembayaran kembali adalah sebagai berikut (dalam ribuan US Dolar dan jutaan Rupiah): Pada saat dan dengan terjadinya Reset Date: 2006 - US$ 18.574 dan Rp 34.815 2007 - US$ 43.869 dan Rp 82.231 2008 - US$ 43.869 dan Rp 82.231 Maret 2009 □ US$ 22.716 dan Rp 42.580 30 Juni 2009 □ sisa jumlah pokok terhutang. Total pembayaran kembali pokok pinjaman tersebut di atas adalah total seluruh jumlah pinjaman seri III yang tercatat pada tanggal 30 Juni 2006 ditambah dengan kapitalisasi bunga hingga tanggal tersebut. Pembayaran dilakukan setiap tiga bulan secara proporsional, dimulai pada 30 September 2006.

Keterangan/ Description	Seri II/ Series II	Seri III/ Series III
Principal repayment	Principal repayment (in thousands of US$ and millions of Rupiah) Before the Extension Option is taken 31 December 2002 US$ 66,493 and Rp 82,724 2003 - US$ 86,974 and Rp 108,203 2004 - US$ 86,974 and Rp 108,203 2005 - US$ 86,974 and Rp 108,203 March 2006 US$ 21,743 and Rp 27,051 30 June 2006 the balance outstanding. On and in the event of Reset Date: 2006 - US$ 53,661 and Rp 66,758 2007 - US$ 75,404 and Rp 93,809 2008 - US$ 75,404 and Rp 93,809 March 2009 US$ 39,032 and Rp 48,559 30 June 2009 the balance outstanding.	Payable on 30 June 2006. If the Final Maturity Date is extended to 30 June 2009, the amortisation schedule will be as follows (in thousands of US$ and millions of Rupiah): On and in the event of Reset Date: 2006 - US$ 18,574 and Rp 34,815 2007 - US$ 43,869 and Rp 82,231 2008 - US$ 43,869 and Rp 82,231 March 2009 US$ 22,716 and Rp 42,580 30 June 2009 the balance outstanding.
	The above mentioned accumulated principal repayment is the total aggregate amounts outstanding under Series II on 1 January 1999 as adjusted to reflect the addition of any subsequent Series II debt, and the cancellation of any Series II debt.	The above mentioned accumulated principal repayment is the total aggregate amount outstanding under Series III on 30 June 2006, as adjusted to reflect capitalised interest up to that date.
	Payments will be executed proportionally on a quarterly basis.	Payments will be executed proportionally on a quarterly basis from 30 September 2006.
Pembayaran dengan sukarela/ Voluntary prepayment	Diperkenankan secara pro rata untuk semua Tranche/ Allowed and will be pro rated across Tranches	Diperhitungkan (saat Seri II telah dilunasi) secara pro rata untuk semua Tranche/ Allowed (once Series II is repaid) and will be pro *rated across Tranches*
Alokasi Rights/ Rights allocation	Tidak ada/ None	Tidak ada tambahan rights, selain dari 258.398.155 rights yang telah diperjanjikan sebelumnya/ No addition of rights other than 258,398,155 rights which was agreed previously.
Jenis Rights/ Rights characteristics	Tidak ada/ None	Dapat diperdagangkan setelah Tanggal Penutupan restrukturisasi hutang tahun 1999 dan dapat dieksekusi dengan harga sebesar Rp 500 (dalam *satuan Rupiah) per right* pada setiap saat setelah Tanggal Penutupan restrukturisasi hutang tahun 1999 dan sebelum 7 Januari 2004 (diperdagangkan hingga tanggal 31 Desember 2003) dan tidak berlaku apabila rights telah kadaluarsa. Dana pelunasan yang diperoleh dari penerimaan pelaksanaan rights dapat digunakan sebagai jaminan dan untuk pembelian kembali pinjaman Seri III./ Can be traded after the Closing Date of debt restructuring 1999 and exercisable at Rp 500 (full Rupiah) per right at any time after the Closing Date of debt restructuring 1999 and prior to 7 January 2004 (traded up to 31 December 2003) and will no longer be valid when the rights expire. A sinking fund established from the proceeds of the rights exercised will stand as security for, and a partial payment of Series III debt.

Restrukturisasi Hutang 2002 juga mencakup *persyaratan berikut ini:*

- Pembayaran dimuka restructuring fee pada Tanggal Restrukturisasi kepada "Secured Creditors" sebesar 0,25% dari total Seri II Tranche A dan Tranche B yang terhutang

The 2002 Debt Restructuring also includes the *following terms and conditions:*

- An upfront restructuring fee paid on the Restructuring Date to the "Secured Creditors" equal to 0.25% of the total Series II Tranche A and Tranche B

(Expressed in millions of Rupiah)

pada tanggal restrukturisasi dan total Seri III Tranche A dan Tranche B yang akan terhutang per tanggal 30 Juni 2006. Fee ini dibayarkan secara pro rata kepada seluruh kreditur.

- Jika Perseroan tidak dapat me-refinance hutangnya pada tahun 2006, Perseroan memiliki opsi untuk memperpanjang tanggal jatuh tempo terakhir hutang Seri II dan Seri III menjadi 30 Juni 2009, dengan ketentuan bahwa fee perpanjangan sebesar 1,125% dari jumlah yang terhutang untuk Seri II dan Seri III pada tanggal 30 Juni 2006 akan dibayarkan secara pro rata kepada seluruh kreditur.

- Pembentukan Supplementary accounts, yang terdiri dari:
  - Equity account yang digunakan untuk menampung dana yang diperoleh dari penerbitan saham baru; dan
  - Asset Sales account yang digunakan untuk menampung dana yang diperoleh dari penjualan aktiva Perseroan.

  Cash sweep mechanism tidak diberlakukan terhadap dana-dana dalam Supplementary accounts.

- Pembentukan Mandatory Prepayment account yang digunakan untuk menampung dana yang diperoleh dari penjualan aktiva Perseroan dengan pembagian sebagai berikut:
  - Sebelum Release Date: 75% dari penerimaan bersih hasil penjualan aktiva; dan
  - Setelah Release Date: 60% dari penerimaan bersih hasil penjualan aktiva.

- Amortisasi hutang dalam Restrukturisasi Hutang 2002 telah menghilangkan keharusan bagi Perseroan untuk menjual aktivanya. Apabila Perseroan melakukan penjualan aktiva, maka hasil dari penjualan tersebut akan dialokasikan sebagai berikut:

  - Sebelum Release Date: 75% wajib digunakan untuk membayar pokok pinjaman dan sisanya ditransfer ke Asset Sales account; dan
  - Setelah Release Date: 60% wajib digunakan untuk membayar pokok pinjaman dan sisanya ditransfer ke Asset Sales account.

outstanding debt as at the Restructuring Date and the total Series III Tranche A and Tranche B outstanding debt anticipated as at 30 June 2006. The fee paid was distributed pro rata among the holders of such Series.

- If the Company is not able to refinance its debt in 2006, the Company has the option to extend the final maturity date for Series II debt and Series III debt to 30 June 2009, provided that an extension fee of 1.125% of the total outstanding debt under Series II and Series III as at 30 June 2006 is paid to all creditors on a pro rata basis.

- Establishment of Supplementary accounts, which consist of:
  - An Equity account, which can only be funded from the net proceeds of any equity issue; and
  - An Asset Sales account, which can only be funded from the net proceeds of assets sales

  The cash sweep mechanism will not apply to the Supplementary accounts.

- Establishment of a Mandatory Prepayment account which will be funded from the net proceeds of asset sales in the following proportions:

  - Prior to Release Date: 75% of such asset sales proceeds; and
  - After Release Date: 60% of such asset sales proceeds.

- The 2002 Debt Restructuring amortisation has removed the Company's obligation to sell assets. If the Company sells assets, net proceeds from asset sales will be applied as follows:

  - Before Release Date: 75% for voluntary repayment of loan principal and the remaining balance will be transferred to the Asset Sales account; and
  - After Release Date: 60% for voluntary repayment of loan principal and the remaining balance will be transferred to the Asset Sales account.

(Expressed in millions of Rupiah)

- Pembayaran yang berasal dari penerimaan bersih penjualan aktiva akan dialokasikan sebagai berikut:

  (i) Sebelum 30 Juni 2006:

  a) 50% akan dipakai untuk melakukan pembayaran sesuai dengan jadwal pembayaran Seri II untuk 2003, dan apabila sudah nihil, akan dipakai untuk melakukan pembayaran sesuai dengan urutan jatuh temponya; dan

  b) 50% akan dipakai untuk melakukan pembayaran sesuai dengan jadwal pembayaran Seri II dan jadwal amortisasi Seri III pada tanggal 30 Juni 2006, secara pro rata terhadap jumlah agregat Seri II yang terhutang pada saat itu dan jumlah agregat dari Nilai Awal Seri III, dan apabila jumlahnya sudah nihil, dipakai untuk melakukan pembayaran sesuai dengan urutan terbalik dari urutan jatuh temponya.

  (ii) Setelah 30 Juni 2006, apabila tanggal jatuh tempo terakhir untuk Seri II dan III diperpanjang menjadi 30 Juni 2009 maka:

  a) 50% akan dipakai untuk melunasi pembayaran Seri II dan III sesuai dengan jadwal pembayaran tahun 2006 prorata terhadap Seri II dan III dan apabila jumlahnya sudah nihil, akan dipakai untuk melakukan pembayaran sesuai dengan urutan jatuh temponya; dan

  b) 50% akan dipakai untuk melunasi pembayaran Seri II dan III sesuai dengan jadwal pembayaran tahun 2009, secara pro rata untuk Seri II dan III dan apabila jumlahnya sudah nihil, dipakai untuk melakukan pembayaran sesuai dengan urutan terbalik dari urutan jatuh temponya.

- Any repayments derived from net proceeds of asset sales will be applied as follows:

  (i) Prior to 30 June 2006:

  a) 50% will be applied against 2003 Series II repayments and, if reduced to zero, against subsequent repayments in chronological order of maturity; and

  b) 50% will be applied against Series II repayments and the Series III repayment scheduled for 30 June 2006, prorated to the aggregate amounts outstanding under Series II at that time and the aggregate Initial Value of Series III, and, if reduced to zero, against subsequent repayments in inverse order of maturity.

  (ii) After 30 June 2006, if the Final Maturity Dates for Series II and III are extended to 30 June 2009:

  a) 50% will be applied against 2006 Series II and III repayments, prorated to Series II and III and, if reduced to zero, against subsequent repayments in chronological order of maturity; and

  b) 50% will be applied against 2009 Series II and III repayments, prorated to Series II and III and, if reduced to zero, against subsequent repayments in inverse order of maturity.

(Expressed in millions of Rupiah)

- Sebelum Release Date, Perseroan diperkenankan untuk membayar dividen setinggi-tingginya 10% dari laba setelah pajak, tetapi tidak termasuk pendapatan luar biasa. Setelah Release Date, Perseroan diperkenankan untuk membayar dividen setinggi-tingginya 50% dari laba setelah pajak, tetapi tidak termasuk pendapatan luar biasa, dengan syarat bahwa tidak pernah terjadi defaults.

- Jumlah maksimum per tahun yang diperbolehkan untuk pembelian barang modal akan ditingkatkan dari US$ 15 juta *per tahun menjadi US$ 20 juta per tahun*, kecuali untuk tahun 2003 dimana pengeluaran barang modal yang diperbolehkan adalah US$ 42 juta. Perseroan dapat menggunakan jumlah yang diperbolehkan untuk pembelian barang modal yang tidak terpakai untuk tahun berikutnya.

- Pembayaran atas kewajiban yang timbul dari Perjanjian Penjualan dan Pembelian Saham AAL (lihat Catatan 27b) yang akan jatuh tempo pada tanggal 15 Juni 2004 akan dibiayai (jika perlu) dengan penerbitan pinjaman Seri II yang baru. Perseroan diwajibkan untuk melakukan amortisasi pembayaran tambahan kepada seluruh kreditur, sebesar persentase dari pinjaman Seri II baru yang diterbitkan, sebagai berikut:

  2004 □ 41%
  2005 □ 13%
  2006 □ 11,3%
  2007 □ 11,3%
  2008 □ 11,3%
  2009 □ sisanya

- Perseroan diperbolehkan untuk melakukan pembelian kembali hutang Seri II dan Seri III dengan diskon terhadap nilai nominalnya. Sumber pendanaan untuk pembelian kembali tersebut akan diambil dari Supplementary accounts (yang diperoleh dari hasil penerbitan saham baru dan penjualan aktiva), dan dari Series III Sinking Fund untuk hutang Seri III.

Berikut ini adalah kondisi dan persyaratan dari Restrukturisasi Hutang 1999 yang masih berlaku:

- Penjaminan seluruh penyertaan saham milik Perseroan;

- Prior to Release Date, the Company was entitled to pay dividends of up to 10% of net profit after tax, excluding extraordinary items. After Release Date, the Company is entitled to pay dividends up to 50% of net profit after tax, excluding extraordinary items, provided there have been no defaults.

- The maximum annual amount permitted for capital expenditure is increased from US$ 15 million per year to US$ 20 million per year, except in 2003, when permitted capital expenditure was US$ 42 million. The Company may use unutilised permitted capital expenditure in subsequent years.

- Payments in respect of the Agreement to Sell and Purchase Shares of AAL (refer to Note 27b) due on 15 June 2004 shall be financed (if required) by issuing new Series II debt. The Company is required to make an additional amortisation payment to all creditors equivalent to a percentage of the new Series II debt issued, as follows:

  2004 □ 41%
  2005 □ 13%
  2006 □ 11.3%
  2007 □ 11.3%
  2008 □ 11.3%
  2009 □ *the balance outstanding.*

- The Company may conduct debt buybacks of both Series II and Series III debt at a discount to their face value. The funding of such debt buybacks will be from amounts credited to the Supplementary accounts (generated from equity raising and proceeds from asset sales), and in respect of Series III debt only, the Series III Sinking Fund.

The terms and conditions of the 1999 Debt Restructuring which are still applicable are as follows:

- A pledge of the Company's shareholdings;

(Expressed in millions of Rupiah)

- Penjaminan secara hipotik atas seluruh tanah dan bangunan utama milik Perseroan;
- Pembatasan perolehan pinjaman baru; dan
- Tidak menjaminkan seluruh aktiva, kecuali aktiva baru yang dibiayai dengan pinjaman baru dan sebagai jaminan untuk fasilitas trade finance.

- A fully registered mortgage over all of the Company's material land and buildings;
- Limited amounts of new debt; and
- A negative pledge on all assets, except for new assets purchased with new money and security for trade finance facilities

Rincian pinjaman hasil restrukturisasi Perseroan pada tanggal 30 Juni 2004 dan 2003 adalah sebagai berikut:

Details of the Company's restructured loans as at 30 June 2004 and 2003 are as follows:

	2004	2003	
Tranche A:			Tranche A:
Seri II	547,149	2,686,415	Series II
Seri III (termasuk bunga yang akan dibayar)	164,750	154,104	Series III (including accrued interest)
Tranche B:			Tranche B:
Seri II	85,890	348,331	Series II
Seri III (termasuk bunga yang akan dibayar)	55,342	52,043	Series III (including accrued interest)
	853,131	3,240,893	
Diskonto yang belum diamortisasi	(4,488)	(6,733)	Unamortised discount
	848,643	3,234,160	
Dikurangi:			Less:
Bagian jangka pendek	(222,313)	(505,752)	Current portion
Bagian jangka panjang	626,330	2,728,408	Non-current portion

Pada tanggal 30 Juni 2003, kas yang diperuntukkan untuk pembayaran bunga dan pokok pinjaman, serta kas yang diperoleh dari hasil right issue ditempatkan pada PT Bank Negara Indonesia (Persero) Tbk., JP Morgan Chase Bank, Hongkong dan ABN AMRO Bank N.V. dengan jumlah Rp 236,2 miliar dan US$ 128,7 juta dan disajikan dalam akun "Kas dan deposito berjangka yang dibatasi penggunaannya" dalam neraca konsolidasian (lihat Catatan 4c).

As at 30 June 2003, cash designated for interest payments and principal repayments and cash received from proceeds of rights issues was placed in PT Bank Negara Indonesia (Persero) Tbk., J P Morgan Chase Bank, Hongkong, and ABN AMRO Bank N.V. amounted to Rp 236.2 billion and US$ 128.7 million and classified as "Restricted cash and time deposits" in the consolidated balance sheets (refer to Note 4c).

Dalam tahun 2003, Perseroan telah melakukan:

- Pembayaran kembali sesuai dengan jadwal pembayaran Seri II dari pinjaman dan obligasi hasil restrukturisasi sebesar US$ 65,2 juta dan Rp 81,2 miliar;
- Pembayaran lebih awal untuk pinjaman dan obligasi hasil restrukturisasi Seri II dan Seri III sebesar US$ 227,8 juta dan Rp 343,9 miliar; dan
- Pembelian kembali pinjaman dan obligasi hasil restrukturisasi Seri II dan Seri III dengan face value sebesar US$ 127,3 juta dan Rp 34,3 miliar.

During 2003, the Company:

- In accordance with the amortisation schedules of Series II restructured loans and bonds, made repayments amounting to US$ 65.2 million and Rp 81.2 billion;
- Prepaid restructured series II and III loans and bonds amounting to US$ 227.8 million and Rp 343.9 billion; and
- Bought back series II and III loans and bonds with a face value amounting to US$ 127.3 million and Rp 34.3 billion.

Selama tahun 2004, Perseroan telah melakukan:

- Pembayaran lebih awal untuk pinjaman dan obligasi hasil restrukturisasi Seri II sebesar US$ 67,7 juta dan Rp 107 miliar.
- Pembayaran kembali sesuai dengan jadwal pembayaran Seri II dari pinjaman dan obligasi hasil restrukturisasi sebesar US$ 191 ribu.

During 2004, the Company:

- Prepaid restructured Series II loans and bonds amounting to US$ 67.7 million and Rp 107 billion.
- In accordance with the amortisation schedules of Series II restructured loans and bonds, made the repayments amounting to US$ 191 thousands.

Termasuk dalam restrukturisasi hutang Perseroan adalah hutang-hutang kepada pihak yang mempunyai hubungan istimewa, yang saldonya per tanggal 30 Juni 2004 adalah sebagai berikut:

Included in the Company's debt restructuring are liabilities to related parties, details of which as at 30 June 2004 are as follows:

Obligasi	Seri II/ Series II	Seri III/ Series III	Jumlah/ Total	Bonds
Tranche A (dalam ribuan US$):				Tranche A (in thousands of US$):
PT Federal International Finance	-	9,641	9,641	PT Federal International Finance
PT Astra Graphia Tbk.	1,029	5,041	6,070	PT Astra Graphia Tbk.
PT United Tractors Tbk.	73	355	428	PT United Tractors Tbk.
PT Surya Artha Nusantara Finance	73	355	428	PT Surya Artha Nusantara Finance
PT Fuji Technica Indonesia	42	207	249	PT Fuji Technica Indonesia
	1,217	15,599	16,816	
Tranche B (dalam jutaan Rupiah):				Tranche B (in millions of Rupiah):
PT Astra Honda Motor	1,659	2,740	4,399	PT Astra Honda Motor
PT Astra Otoparts Tbk.	78	120	198	PT Astra Otoparts Tbk.
	1,737	2,860	4,597	

Kewajiban kepada pihak yang mempunyai hubungan istimewa yang telah direstrukturisasi tersebut telah dieliminasi dalam laporan keuangan konsolidasian, kecuali PT United Tractors Tbk. (hanya pada tahun 2003), PT Fuji Technica Indonesia, dan PT Astra Honda Motor yang termasuk dalam akun "Obligasi" (lihat Catatan 17a).

The restructured liabilities to related parties above have been eliminated in the consolidated financial statements, except for PT United Tractors Tbk. (only in 2003)., PT Fuji Technica Indonesia, and PT Astra Honda Motor which are included under the "Bonds" account (refer to Note 17a).

Pada tanggal 15 Maret 2004, Perseroan mengeluarkan sertifikat yang menyatakan bahwa peristiwa Release Date telah terjadi. Dalam sertifikat ini, Perseroan menyatakan, antara lain:

- Saldo hutang Seri I dan Seri II telah berkurang sebesar 50% dari jumlah yang dimaksud pada Tanggal Penutupan; dan
- Reference Account terakhir dari Perseroan tertanggal 31 Desember 2002 dan 30 September 2003 yang telah diberikan kepada Security Trustee menunjukkan bahwa rasio

On 15 March 2004, the Company issued a certificate declaring the occurrence of Release Date in which the Company certified that:

- the aggregate of Series I and Series II debt had been reduced by in excess of 50% from such amounts on the Closing Date; and
- the latest Reference Accounts of the Company delivered to the Security Trustee, being the accounts dated 31 December 2002 and accounts dated 30

(Expressed in millions of Rupiah)

dari Hutang Bersih terhadap Laba Sebelum Pajak Penghasilan, Penyusutan dan Amortisasi tidak melebihi 3,5 banding 1.

September 2003 showed that the ratio of Net Debt to Earnings Before Income Tax, Depreciation and Amortisation did not exceed a ratio of 3.5 to 1.

Dengan adanya pernyataan tersebut maka persyaratan tertentu dalam Restrukturisasi Hutang 2002 dan 1999 akan menjadi tidak berlaku, termasuk mekanisme pengendalian dan pengawasan kas yang mencakup beberapa akun bank. Peristiwa Release Date ini juga mencabut beberapa batasan seperti batasan untuk perolehan pinjaman baru, pengeluaran modal, dan penyertaan. Selanjutnya, setelah Release Date, Perseroan diperbolehkan untuk mengumumkan dividen hingga 50% dari laba bersih setelah pajak, tetapi tidak termasuk pos luar biasa.

Following such declaration, certain conditions in the 2002 and 1999 Debt Restructurings will cease, including the cash monitoring and control mechanism covering certain bank accounts. The occurrence of Release Date also means the lifting of certain restrictions such as restriction on incurring new debt, capital expenditure, and investment. Further, since the Release Date, the Company is able to declare dividends of up to 50% of the net profit after tax, excluding any extraordinary items.

Anak perusahaan

Subsidiaries

Rincian pinjaman hasil restrukturisasi anak perusahaan adalah sebagai berikut:

Details of restructured loans of subsidiaries are as follows:

Debitur/ Borrowers	2004 Jumlah/ Total	2004 Jangka pendek/ Current	2004 Jangka panjang/ Non-current	2003 Jumlah/ Total	2003 Jangka pendek/ Current	2003 Jangka panjang/ Non-current
US Dolar/US Dollars						
PT United Tractors Tbk. (2004: US$ 190.2 million)	1,790,684	226,940	1,563,744	-	-	-
PT Federal Superior Chain Manufacturing (2004: US$ 7.8 million, 2003: US$ 8 million)	73,202	73,202	-	66,073	66,073	-
PT Astra Otoparts Tbk. (2004: US$ 7.1 million, 2003: US$ 11.5 million)	66,877	66,877	-	95,097	36,247	58,850
PT Tjahja Sakti Motor Corporation (2003: US$ 39.3 million)	-	-	-	325,399	46,396	279,003
PT Astra Graphia Tbk. (2003: US$ 27.1 million)	-	-	-	224,897	35,460	189,437
	1,930,763	367,019	1,563,744	711,466	184,176	527,290
Rupiah						
PT United Tractors Tbk.	118,660	8,210	110,450	-	-	-
PT Surya Artha Nusantara Finance	71,096	13,736	57,360	79,441	8,346	71,095
PT Federal Superior Chain Manufacturing	2,120	2,120	-	2,146	2,146	-
	191,876	24,066	167,810	81,587	10,492	71,095
Jumlah/Total	2,122,639	391,085	1,731,554	793,053	194,668	598,385

(Expressed in millions of Rupiah)

Informasi lain mengenai pinjaman hasil restrukturisasi tersebut adalah sebagai berikut:

Other information relating to restructured loans is as follows:

Debitur/ Borrowers	Restrukturisasi pada/ Restructured in	Jadwal pengembalian/ Repayment schedule	Tingkat bunga/ Interest rates
US Dolar/US Dollars			
PT United Tractors Tbk. ("UT")	2000 - 2004	cicilan enam bulanan (2004- 2008), dapat diperpanjang sampai 2010/ semi annualy instalments (2004-2008), renewable until 2010	SIBOR + (1.5% up to 3.65%)
PT Federal Superior Chain Manufacturing ("FSCM")	2001	7 cicilan/instalments (2001 - 2004)	SIBOR + (1.25% up to 3%)
PT Astra Otoparts Tbk.	2000	8 cicilan/instalments (2002 - 2005)	SIBOR + (2.5% up to 3%)
PT Tjahja Sakti Motor Corporation	2000	8 cicilan/instalments (2002 - 2005)	SIBOR + (2% up to 2.5%)
PT Astra Graphia Tbk.	1999	10 cicilan (2000 - 2004) dapat diperpanjang 1,5 tahun/ 10 instalments (2000 - 2004) renewable for 1.5 years	SIBOR + 2%
Rupiah/Rupiah			
PT United Tractors Tbk. ("UT")	2004	9 cicilan (2004- 2008) dapat diperpanjang sampai 2010/ 9 instalments (2004-2008) renewable until 2010	Suku bunga rata-rata deposito + (3% - 3.5%)/ Average monthly deposit rate + (3% up to 3.5%)
PT Surya Artha Nusantara Finance	2000	Cicilan bulanan, setiap cicilan minimum 0,5% dari jumlah pinjaman hasil restrukturisasi (2000 - 2007)/ Monthly instalments, with each instalment being a minimum of 0.5% of the restructured loan (2000 - 2007)	Sertifikat Bank Indonesia + 2,25% dan tingkat bunga tetap 15% - 15,5%/ Bank Indonesia certificate + 2.25% and fixed rate 15% up to 15.5%
PT Federal Superior Chain Manufacturing	2001	7 cicilan/instalments (2001 - 2004) Rupiah 3 bulanan (maks. 35%)/ Average Rupiah three-month deposit rate (max. 35%)	Suku bunga rata-rata deposito dengan bunga maksimum 36%/ Average monthly deposit rate with a maximum rate 36%

Perjanjian restrukturisasi hutang mengharuskan anak perusahaan tersebut di atas untuk mengikuti mekanisme cash monitoring. AOP, FSCM dan TN telah mencapai Release Date, sehingga mekanisme tersebut tidak berlaku bagi mereka.

The above companies are subject to certain cash monitoring requirements under the restructuring agreements. AOP, FSCM and TN have reached the Release Date, and as such are no longer subject to cash monitoring.

Aktiva dari anak perusahaan tersebut di atas telah digunakan sebagai jaminan. Anak perusahaan ini juga tidak diijinkan untuk melakukan tindakan-tindakan tertentu tanpa persetujuan dari para kreditur dan harus mempertahankan sejumlah rasio keuangan tertentu (lihat Catatan 16d untuk rincian jumlah jaminan).

The assets of the above subsidiaries have been used as collateral. The subsidiaries are also prohibited from taking certain corporate actions without written approval from the lenders and must maintain certain financial ratios (refer to Note 16d for details of loan security).

(Expressed in millions of Rupiah)

Pada bulan Maret 2003, SANF dan para kreditur yang mewakili saldo pinjaman sebesar Rp 81 miliar pada tanggal 31 Desember 2002, sepakat untuk mengubah jadwal pelunasannya dengan cara mencicil dari tahun 2005 sampai 2008. Sebagai bagian dari kesepakatan ini, bunga terhutang sebesar lebih kurang Rp 1 miliar dihapuskan dan seluruh hutang dalam mata uang asing dikonversikan ke dalam mata uang Rupiah. Kerugian sejumlah Rp 1,1 miliar dari transaksi ini setelah pajak diakui sebagai kerugian luar biasa pada laporan laba rugi konsolidasian untuk periode yang berakhir 30 Juni 2003.

In March 2003, SANF agreed with its remaining creditors, representing loans amounting to Rp 81 billion as at 31 December 2002, to extend the repayment schedule to various instalments commencing from 2005 to 2008. As part of the agreement, SANF's accrued interest of approximately Rp 1 billion has been forgiven and all foreign currency debt has been converted into Rupiah. The resulting loss of Rp 1.1 billion, net of tax, is presented as an extraordinary loss in the consolidated statements of income for the periods ended 30 June 2003.

Pada bulan September 2003, TN melunasi sisa hutang restrukturisasinya sebesar US$ 3,7 juta.

In September 2003, TN repaid in full its outstanding restructured loan amounting to US$ 3.7 million.

Pada bulan September 2003, AG melunasi sisa hutang restrukturisasinya sebesar US$ 27,1 juta.

In September 2003, AG repaid in full its outstanding restructured loan amounting to US$ 27.1 million.

Pada bulan April 2004, TSM melunasi sisa hutang restrukturisasinya sebesar US$ 26,2 juta.

In April 2004, TSM repaid in full its outstanding restructured loan amounting to US$ 26.2 million.

UT gagal untuk membayar kembali hutang Fasilitas Satu dari hutang jangka panjangnya pada tanggal 15 Desember 2002 dan sebagai akibatnya menjadi default berdasarkan Debt Restructuring Agreement ("DRA"). Setelah melakukan negosiasi, UT mencapai kesepakatan dengan 96,2% krediturnya (berdasarkan nilai pinjaman) untuk melakukan restrukturisasi hutang untuk kedua kalinya ("Restrukturisasi Hutang 2004").

UT was not able to repay Facility One of its long-term debt in full on 15 December 2002, and as a result, went into default under the Debt Restructuring Agreement ("DRA"). After extensive negotiation, UT was able to reach agreement with 96.2% of its creditors (by value) on a second restructuring of its debt obligation ("The 2004 Debt Restructuring").

Pada tanggal 8 Januari 2004, 96,2% kreditur (berdasarkan nilai pinjaman) dalam DRA menandatangani Creditors' Agreement. Penyelesaian Restrukturisasi Pinjaman 2004 tergantung pada kondisi-kondisi preseden yang terpenuhi pada dan sebelum tanggal 27 Februari 2004. Perusahaan tetap melanjutkan negosiasi dengan kreditur lainnya untuk turut berpartisipasi dalam Creditors' Agreement.

On 8 January 2004, 96.2% of its creditors (by value) under the DRA signed the Creditors' Agreement. The completion of the 2004 Debt Restructuring was subject to various conditions precedent, which were met on and before 27 February 2004. UT continues negotiations with the remaining creditor to participate in the Creditors' Agreement.

Sesuai dengan perjanjian antara UT dengan para krediturnya, sebagian dari hasil right issue-II yang telah diselesaikan oleh UT pada tanggal 10 Juni 2004 lalu akan digunakan untuk pembayaran hutang UT melalui program pembelian kembali hutang (debt repurchase) dengan cara Reverse Dutch Auction, dan kegiatan ini telah berhasil diselesaikan pada tanggal 15 Juni 2004. UT melalui debt repurchase auction, berhasil membeli kembali hutangnya sebesar US$ 66,3 juta dari para krediturnya dengan harga rata-rata 95,4%.

In accordance with the agreement between UT and its creditors, part of the proceeds of the right issue-II completed on 10 June 2004, will be utilised as debt payment through a debt repurchase program with Reverse Dutch Auction, which was completed on 15 June 2004. UT through the debt repurchase auction, repurchased US$ 66.3 million face value of debt at an average price of 95.4%.

(Expressed in millions of Rupiah)

b. Pinjaman bank lainnya / b. Other bank loans

Kreditur/ Lenders	2004 Jumlah/ Total	2004 Jangka pendek/ Current	2004 Jangka panjang/ Non-current	2003 Jumlah/ Total	2003 Jangka pendek/ Current	2003 Jangka panjang/ Non-current
Kredit investasi US Dolar/ US Dollars investment credit						
The Sumitomo Trust & Banking Co., Ltd. (2004 :US$ 3 million)	28,245	-	28,245	-	-	-
PT Bank Bukopin (2004: US$ 2.2 million)	20,384	15,695	4,689	-	-	-
PT Bank Niaga Tbk. (2004: US$ 0.4 million)	4,028	4,028	-	-	-	-
	52,657	19,723	32,934	-	-	-
Kredit investasi Rupiah/ Rupiah investment credit						
PT Bank Central Asia Tbk.	392,602	59,526	333,076	160,845	48,243	112,602
HSBC	150,000	-	150,000	-	-	-
PT Bank Negara Indonesia (Persero) Tbk.	143,706	61,805	81,901	218,803	67,795	151,008
PT Bank Danamon Indonesia Tbk.	112,860	22,525	90,335	81,078	13,910	67,168
Standard Chartered Bank	75,000	50,000	25,000	-	-	-
PT Bank Niaga Tbk.	65,516	49,943	15,573	152,031	41,151	110,880
PT Bank NISP Tbk.	26,033	5,022	21,011	20,667	9,067	11,600
PT Bank Bumiputera Tbk.	25,427	5,498	19,929	31,406	5,979	25,427
PT Bank Mega Tbk.	21,875	12,500	9,375	31,250	12,500	18,750
PT Bank Mandiri (Persero) Tbk.	-	-	-	13,112	10,139	2,973
PT Bank Panin Tbk.	-	-	-	33,125	33,125	-
Lain-lain/Others	18,801	4,224	14,577	55,675	12,659	43,016
	1,031,820	271,043	760,777	797,992	254,568	543,424
Jumlah/Total	1,084,477	290,766	793,711	797,992	254,568	543,424

Informasi lain mengenai pinjaman bank lainnya adalah sebagai berikut:

Further information relating to other bank loans is as follows:

Kreditur/ Lenders	Jadwal pengembalian/ Repayment schedule	Tingkat bunga/ Interest rates
Kredit investasi US Dolar/ US Dollars investment credit		
The Sumitomo Trust & Banking Co., Ltd.	1 cicilan/ instalment (2006)	COF + 1.1%
PT Bank Bukopin	cicilan bulanan/monthly instalments (2003 - 2006)	Maximum US$ Deposit Counter rate + 3.75%
PT Bank Niaga Tbk.	cicilan bulanan/monthly instalments (2004 - 2005)	8%
Kredit investasi Rupiah/ Rupiah investment credit		
PT Bank Central Asia Tbk.	2 - 10 cicilan/instalments (2004 - 2007)	14%
HSBC	2 cicilan/instalments (2006)	11.23% - 12.30%
PT Bank Negara Indonesia (Persero) Tbk.	cicilan bulanan/monthly instalments (2002 - 2010)	12%
PT Bank Danamon Indonesia Tbk.	beberapa cicilan/several instalments (2005 - 2007)	11.49%
Standard Chartered Bank	beberapa cicilan/several instalments (2004 - 2005)	12.65%
PT Bank Niaga Tbk.	beberapa cicilan/several instalments (2004 - 2005)	14.50% - 16%
PT Bank NISP Tbk.	beberapa cicilan/several instalments (2003 - 2006)	14.75% - 15.50%

(Expressed in millions of Rupiah)

Kreditur/ Lenders	Jadwal pengembalian/ Repayment schedule	Tingkat bunga/ Interest rates
PT Bank Bumiputera Tbk.	beberapa cicilan/several instalments (2003 - 2006)	16% - 20%
PT Bank Mega Tbk.	beberapa cicilan/several instalments (2003 - 2005)	15%
PT Bank Mandiri (Persero) Tbk.	cicilan bulanan/monthly instalments (2006)	12% - 15%
PT Bank Panin Tbk.	beberapa cicilan/several instalments (2002 - 2003)	16% - 19.18%

Lihat Catatan 16d untuk jaminan atas pinjaman-pinjaman ini.

Refer to Note 16d for details of security for the loans.

Pada bulan Juli 2003, PT Serasi Autoraya ("SARI") telah melunasi sisa hutangnya pada PT Bank Panin Tbk.

In July 2003, PT Serasi Autoraya ("SARI") repaid in full its outstanding loan to PT Bank Panin Tbk.

Pada bulan April 2004, AAL telah melunasi sisa hutangnya pada PT Bank Mandiri (Persero) Tbk.

In April 2004, AAL repaid in full its outstanding loan to PT Bank Mandiri (Persero) Tbk.

c. Pinjaman dari pihak yang mempunyai hubungan istimewa

c. Related party loans

Kreditur/ Lenders	2004 Jumlah/ Total	2004 Jangka pendek/ Current	2004 Jangka panjang/ Non-current	2003 Jumlah/ Total	2003 Jangka pendek/ Current	2003 Jangka panjang/ Non-current
Marubeni Corporation (2004: US$ 9 million and JPY 1.6 billion, 2003: US$ 15 million and JPY 1.7 billion)	226,136	56,490	169,646	238,959	49,710	189,249
Itochu Corporation (2004: US$ 9 million, 2003: US$ 15 million)	84,735	56,490	28,245	124,275	49,710	74,565
Nissan Diesel Motor Co., Ltd. (2004 : JPY 455 million, 2003 : JPY 575 million)	39,504	13,020	26,484	39,756	8,295	31,461
Isuzu Motors Asia Ltd. (2004: nil, 2003: US$ 28.3 million)	-	-	-	234,466	234,466	-
	350,375	126,000	224,375	637,456	342,181	295,275

Informasi lain mengenai pinjaman dari pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Other information on related party loans is as follows:

Kreditur/ Lenders	Jadwal pengembalian/ Repayment schedule	Tingkat bunga/ Interest rates
Marubeni Corporation	4 cicilan/instalments (2004 – 2005)	LIBOR + 1% Japanese LTPR + 2%
Itochu Corporation	4 cicilan/instalments (2001 – 2005)	LIBOR + 1%
Nissan Diesel Motor Co Ltd.	3 cicilan/instalments (2004 – 2006)	2.8%
Isuzu Motor Asia Ltd.	3 cicilan/instalments (2004 – 2005)	LIBOR + 1%

Sehubungan dengan penjualan penyertaan Perseroan di AICC pada tanggal 15 Maret 2004, maka saldo pinjaman ke Isuzu Motor Asia Ltd. tidak lagi tercermin dalam laporan keuangan konsolidasian per 30 Juni 2004 (lihat Catatan 3b).

Due to the disposal of Company's investment in AICC on 15 March 2004, the balance of loan to Isuzu Motors Asia Ltd. is no longer included in the consolidated financial statements as at 30 June 2004 (refer to Note 3b)

Lihat Catatan 16d untuk rincian jaminan atas pinjaman ini.

Refer to Note 16d for details of loan security.

(Expressed in millions of Rupiah)

d. Jaminan pinjaman anak perusahaan

Pada tanggal 30 Juni 2004, pinjaman tertentu sejumlah US$ 61 juta, JPY 2,1 miliar dan Rp 1,22 triliun (2003: US$ 104,9 juta, JPY 2,2 miliar dan Rp 1,34 triliun) yang diperoleh anak perusahaan tertentu dijamin dengan piutang usaha, persedaan, piutang pembiayaan dan aktiva tetap anak perusahaan yang bersangkutan, dan corporate guarantee dari pemegang saham asing anak perusahaan tersebut (lihat Catatan 5, 7, 9, dan 11).

d. Loan security – subsidiaries

As at 30 June 2004, loans amounting to US$ 61 million, JPY 2.1 billion, and Rp 1,22 trillion (2003: US$ 104.9 million, JPY 2.2 billion, and Rp 1.34 trillion) obtained by certain subsidiaries are secured by trade receivables, inventories, financing receivables and fixed assets, and corporate guarantees from foreign shareholders of subsidiaries (refer to Notes 5, 7, 9, and 11).

17. OBLIGASI / 17. BONDS

	2004	2003	
Obligasi hasil restrukturisasi Perseroan	1,155,460	2,549,588	The Company's restructured bonds
Obligasi PT Astra Sedaya Finance	1,825,103	1,242,697	PT Astra Sedaya Finance bonds
Obligasi PT Federal International Finance	1,478,194	293,358	PT Federal International Finance bonds
Obligasi PT Astra Agro Lestari Tbk.	498,048	495,291	PT Astra Agro Lestari Tbk. bonds
Obligasi PT Serasi Autoraya	294,761	-	PT Serasi Autoraya bonds
Obligasi PT Astra Graphia Tbk.	147,792	-	PT Astra Graphia Tbk. bonds
	5,399,358	4,580,934	
Dikurangi:			Less:
Bagian jangka pendek	(1,977,841)	(756,367)	Current portion
Bagian jangka panjang	3,421,517	3,824,567	Long-term portion

a. Obligasi hasil restrukturisasi Perseroan

a. The Company's restructured bonds

	2004	2003	
Tranche A (dalam US$):			Tranche A (in US$):
Seri II	327,493	1,536,679	Series II
Seri III (termasuk bunga yang akan dibayar)	837,952	829,259	Series III (including accrued interest)
Tranche B (dalam Rupiah):			Tranche B (in Rupiah):
Seri II	77,549	283,939	Series II
Seri III (termasuk bunga yang akan dibayar)	29,136	70,456	Series III (including accrued interest)
	1,272,130	2,720,333	
Dikurangi:			Less:
Diskonto yang belum diamortisasi	(116,670)	(170,745)	Unamortised discount
Bersih	1,155,460	2,549,588	Net
Dikurangi:			Less:
Bagian jangka pendek	(91,565)	(303,513)	Current portion
Bagian jangka panjang	1,063,895	2,246,075	Non-current portion

(Expressed in millions of Rupiah)

Lihat Catatan 16a mengenai restrukturisasi hutang Perseroan yang juga berlaku untuk obligasi Perseroan tersebut di atas. Berdasarkan surat dari PT Pemeringkat Efek Indonesia No. 046/PEF-Dir/II/2004 tanggal 5 Februari 2004, obligasi Rupiah Tranche B Perseroan yang telah direstrukturisasi mendapat peringkat idA-.

Refer to Note 16a in respect of the Company's debt restructuring which is also applicable for the Company's bonds mentioned above. According to a letter from PT Pemeringkat Efek Indonesia No. 046/PEF-Dir/II/2004 dated 5 February 2004, the credt rating of the Company's Tranche B restructured Rupiah bonds is idA-.

Lihat Catatan 16a sehubungan dengan pembayaran kembali, pembayaran lebih awal dan pembelian kembali hutang.

Refer to Note 16a in respect of repayments, prepayments and buy backs of debt.

b. Obligasi lain

b. Other bonds

Berikut ini disajikan rincian obligasi lain:

Details of other bonds are presented below:

Obligasi/ Bonds	Pefindo peringkat/ Rating	2004 Jumlah/ Total	2004 Jangka pendek/ Current	2004 Jangka panjang/ Non-current	2003 Jumlah/ Total	2003 Jangka pendek/ Current	2003 Jangka panjang/ Non-current
Obligasi amortisasi Astra Sedaya Finance II Tahun 2002	AA-	161,453	161,453	-	360,722	188,203	172,519
Obligasi amortisasi Astra Sedaya Finance III Tahun 2003	AA-	637,270	270,872	366,398	881,975	236,526	645,449
Obligasi amortisasi Astra Sedaya Finance IV Tahun 2004	AA-	1,026,380	441,442	584,938	-	-	-
Obligasi amortisasi Federal International Finance I Tahun 2002	idA+	268,914	112,500	156,414	293,358	28,125	265,233
Obligasi amortisasi Federal International Finance II Tahun 2003	idA+	730,959	173,800	557,159	-	-	-
Obligasi amortisasi Federal International Finance III Tahun 2004	idA+	478,321	195,000	283,321	-	-	-
Obligasi PT Astra Agro Lestari Tbk. I Tahun 2002	idA+	498,048	498,048	-	495,291	-	495,291
Obligasi amortisasi Serasi Autoraya I Tahun 2003	idBBB+	294,761	33,161	261,600	-	-	-
Obligasi Astra Graphia I Tahun 2003	idA-	147,792	-	147,792	-	-	-
		4,243,898	1,886,276	2,357,622	2,031,346	452,854	1,578,492

Obligasi/ Bonds	Jatuh tempo/ Maturity	Tingkat bunga/ Interest rates	Jaminan/ Security
Obligasi amortisasi Astra Sedaya Finance II Tahun 2002	24 Mei/May 2005	18.75%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai 60% dari total pokok obligasi./ Secured by fiduciary guarantee over consumer financing receivables amounting to 60% of the total principal of the bonds.
Obligasi amortisasi Astra Sedaya Finance III Tahun 2003	20 Mei/May 2007	12.5% - 13.5%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai 60% dari total pokok obligasi./ Secured by fiduciary guarantee over consumer financing receivables amounting to 60% of the total principal of the bonds.
Obligasi amortisasi Astra Sedaya Finance IV Tahun 2004	24 Maret/March 2008	10.4% - 12.9%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai 60% dari total pokok obligasi./ Secured by fiduciary guarantee over consumer financing receivables amounting to 60% of the total principal of the bonds.

(Expressed in millions of Rupiah)

Obligasi/ Bonds	Jatuh tempo/ Maturity	Tingkat bunga/ Interest rates	Jaminan/ Security
Obligasi amortisasi Federal International Finance I Tahun 2002	6 September 2005	18.5%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai 110% dari total pokok obligasi./ Secured by fiduciary guarantee over consumer financing receivables amounting to 110% of the total principal of the bonds.
Obligasi amortisasi Federal International Finance II Tahun 2003	5 Agustus/ August 2007	12.38% - 13.50%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai 80% dari total pokok obligasi./ Secured by fiduciary guarantee over consumer financing receivables amounting to 80% of the total principal of the bonds.
Obligasi amortisasi Federal International Finance III Tahun 2004	5 April/ April 2007	10.5% - 12.75%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai 60% dari total pokok obligasi./ Secured by fiduciary guarantee over consumer financing receivables amounting to 60% of the total principal of the bonds.
Obligasi PT Astra Agro Lestari Tbk. I Tahun 2002	15 Maret/ March 2005	17.7%	Tanpa jaminan. Dana pelunasan obligasi perlu disiapkan./ Unsecured, a sinking fund required to be set up.
Obligasi amortisasi Serasi Autoraya I Tahun 2003	11 Juli/ July 2008	13.88%	Dijamin dengan jaminan fiducia berupa kendaraan bermotor./ Secured by fiduciary guarantee over transportation equipment
Obligasi Astra Graphia I Tahun 2003	27 Oktober/ October 2008	13.38%	Dijamin dengan agunan khusus yang jumlahnya setara dengan 75% dari jumlah pokok obligasi yang berupa fidusia atas piutang usaha dan hak tanggungan atas tanah dan bangunan perusahaan./ Secured by specific collateral equal to 75% of nominal value in the form of trade receivable, land and building.

Anak perusahaan tersebut di atas juga tidak diijinkan untuk melakukan tindakan-tindakan tertentu tanpa persetujuan dari para kreditur dan harus mempertahankan sejumlah rasio keuangan tertentu.

Pada bulan Maret 2003, ASF melunasi Obligasi amortisasi Astra Sedaya Finance I Tahun 2002 dengan nilai nominal Rp 300 miliar.

The subsidiaries are also prohibited from taking certain corporate actions without written approval from the lenders, and must maintain certain financial ratios.

In March 2003, ASF repaid in full its "Astra Sedaya Finance I Tahun 2002 bonds" with a nominal amount of Rp 300 billion.

18. HAK MINORITAS ATAS EKUITAS ANAK PERUSAHAAN

Rincian proporsi pemilikan pemegang saham minoritas atas ekuitas dan laba/(rugi) bersih anak perusahaan yang dikonsolidasi berdasarkan segmen industri adalah sebagai berikut:

18. MINORITY INTEREST IN EQUITY OF SUBSIDIARIES

Details of minority interest in the equity and net income/(loss) of consolidated subsidiaries, by industry segment, are as follows:

(Expressed in millions of Rupiah)

	2004					
	31/12/2003	Laba/(rugi) bersih/ Net income/ (loss)	Dividen/ Dividends	Lain-lain*/ Others*	30/06/2004	
Otomotif	532,136	38,700	(16,099)	(23,269)	531,468	Automotive
Jasa keuangan	557,493	81,713	(66,224)	5,168	578,150	Financial services
Perkebunan	604,791	176,936	(44,996)	(296,324)	440,407	Agribusiness
Teknologi informasi	76,653	2,850	(3,737)	212	75,978	Information technology
Alat-alat berat	23,747	47,635	(1,650)	1,163,888	1,233,620	Heavy equipment
Lain-lain	475	(1)	-	-	474	Others
	1,795,295	347,833	(132,706)	849,675	2,860,097	

* Dalam "Lain-lain" untuk segmen industri alat-alat berat, termasuk tambahan hak minoritas atas ekuitas anak perusahaan akibat dikonsolidasikannya UT sejak 1 Juni 2004 (lihat Catatan 3a).

* "Others" for heavy equipment segment includes additional minority interest in equity of subsidiaries derived from the consolidation of UT since 1 June 2004 (refer to Note 3a).

	2003					
	31/12/2002	Laba/(rugi) bersih/ Net income/ (loss)	Dividen/ Dividends	Lain-lain/ Others	30/06/2003	
Otomotif	1,335,910	272,414	(75,129)	372	1,533,567	Automotive
Jasa keuangan	483,024	66,556	(65,542)	458	484,496	Financial services
Perkebunan	513,229	61,947	(38,010)	6,193	543,359	Agribusiness
Teknologi informasi	66,775	6,286	(3,070)	3,421	73,412	Information technology
Alat-alat berat	23,117	1,722	(1,007)	249	24,081	Heavy equipment
Lain-lain	694	(4)	-	-	690	Others
	2,422,749	408,921	(182,758)	10,693	2,659,605	

19. MODAL SAHAM

19. SHARE CAPITAL

Susunan pemegang saham pada tanggal 30 Juni 2004 dan 2003 berdasarkan catatan yang dibuat oleh PT Raya Saham Registra, biro administrasi efek, adalah sebagai berikut:

Details of shareholders based on records maintained by PT Raya Saham Registra, the share administrator, as at 30 June 2004 and 2003, are as follows:

	2004			
	Jumlah saham ditempatkan dan disetor penuh/ Number of shares issued and fully paid	Persentase pemilikan/ Percentage of ownership	Jumlah/ Amount	
Cycle & Carriage (Mauritius) Ltd.	1,697,688,004	41.94%	848,844	Cycle & Carriage (Mauritius) Ltd.
Brian Richard Keelan (Komisaris)	3,384,615	0.08%	1,692	Brian Richard Keelan (Commissioner)
Benjamin Arman Suriadjaya (Komisaris)	555,000	0.01%	278	Benjamin Arman Suriadjaya (Commissioner)
Budi Setiadharma (Presiden Direktur)	514,000	0.01%	257	Budi Setiadharma (President Director)
Lain-lain (masing-masing kepemilikan di bawah 5%)	2,346,213,695	57.96%	1,173,107	Others (each ownership less than 5%)
	4,048,355,314	100%	2,024,178	

(Expressed in millions of Rupiah)

	2003			
	Jumlah saham ditempatkan dan disetor penuh/ Number of shares issued and fully paid	Persentase pemilikan/ Percentage of ownership	Jumlah/ Amount	
Cycle & Carriage (Mauritius) Ltd.	1,408,975,504	35.08%	704,488	Cycle & Carriage (Mauritius) Ltd.
Norbax Inc.	330,347,002	8.22%	165,174	Norbax Inc.
GSIC C.	212,289,127	5.29%	106,145	GSIC C.
Brian Richard Keelan (Komisaris)	3,384,615	0.08%	1,692	Brian Richard Keelan (Commissioner)
Lain-lain (masing-masing kepemilikan di bawah 5%)	2,061,936,868	51.33%	1,030,968	Others (each ownership less than 5%)
	4,016,933,116	100%	2,008,467	

Penambahan saham yang beredar berasal dari:

- Eksekusi rights dan opsi saham oleh karyawan (lihat Catatan 20); dan
- PUT II, sehubungan dengan Penerbitan Hak Memesan Efek Terlebih Dahulu (lihat Catatan 1).

The increase in issued share capital is from:

- The exercise of rights and employee stock options (refer to Note 20); and
- LPO II, in respect of the Rights Issue (refer to Note 1).

Berdasarkan Rapat Umum Pemegang Saham Tahunan Perseroan pada tanggal 27 Mei 2004, para pemegang saham menyetujui pembagian dividen final sejumlah Rp 889,9 miliar, atau sebesar Rp 220 (dalam satuan Rupiah) per lembar saham, termasuk didalamnya dividen interim sejumlah Rp 201,7 miliar atau Rp 50 (dalam satuan Rupiah) per lembar saham yang telah dibayarkan pada tanggal 18 Desember 2003. Sisanya sejumlah Rp 170 (dalam satuan Rupiah) per lembar saham dibayarkan pada tanggal 14 Juli 2004. Pada tanggal 30 Juni 2004, Perseroan mencatat hutang dividen sejumlah Rp 688,2 miliar.

Based on the resolution at the Annual Shareholders Meeting held on 27 May 2004, the shareholders agreed to distributed a final dividend of Rp 889.9 billion, or Rp 220 (full amount) per share, which includes an interim dividend of Rp 201.7 billion, or Rp 50 (full amount) per share that was already paid on 18 December 2003. The remaining Rp 170 (full amount) per share was paid on 14 July 2004. As at 30 June 2004, the Company has recorded the dividend payable of Rp 688.2 billion.

20. TAMBAHAN MODAL DISETOR / 20. ADDITIONAL PAID-IN CAPITAL

	2004	2003	
Selisih antara pembayaran yang diterima dengan nilai nominal - bersih	1,098,712	1,074,511	Excess of proceeds over par value - net
Rights yang belum dieksekusi	-	12,171	Rights not yet exercised
Rights yang habis masa berlakunya	2,096	-	Expired rights
Opsi saham karyawan yang habis masa berlakunya	5,313	11,099	Expired employee stock options
	1,106,121	1,097,781	

Perseroan telah menerbitkan rights sejumlah 258.398.155 rights kepada para kreditur dan pemegang obligasi Seri III dengan nilai wajar sebesar Rp 400 (dalam satuan Rupiah) per right dimana setiap pemegang satu right berhak untuk membeli satu saham dengan harga Rp 500 (dalam satuan Rupiah) per saham. Rights ini dapat dieksekusi sejak tanggal 1 Juli 1999 hingga

The Company has issued 258,398,155 rights to Series III creditors and bondholders at the fair value of Rp 400 (full Rupiah) per right, which allow the right's holder to purchase one share at the price of Rp 500 (full Rupiah) per share for each right. The rights were exercisable commencing 1 July 1999 and expired on 7 January 2004 (refer to Note 16a). Rights exercised up to 30

(Expressed in millions of Rupiah)

7 Januari 2004 (lihat Catatan 16a). Jumlah rights yang telah dieksekusi hingga tanggal 30 Juni 2004 adalah sejumlah 253.158.665 saham (2003: 227.970.467), sisanya sejumlah 5.239.490 sudah habis masa berlakunya.

June 2004 were 253,158,665 shares (2003: 227,970,467), the remaining of 5,239,490 shares were expired.

Berdasarkan Perjanjian Restrukturisasi Hutang Perseroan, dana yang diterima dari eksekusi rights harus ditempatkan pada dana pelunasan obligasi. Saldo dana pelunasan obligasi pada tanggal 30 Juni 2004 adalah Rp 14,8 miliar dan US$ 0,5 juta (setara dengan Rp 19 miliar). Jumlah dana tersebut pada tanggal 30 Juni 2003 adalah Rp 1,6 miliar dan US$ 0,5 juta (setara dengan Rp 5,3 miliar).

Based on the Company's Debt Restructuring Agreement, funds received from the rights exercised are deposited into a bond sinking fund. The balance of the bond sinking funds as at 30 June 2004 amounted to Rp 14.8 billion and US$ 0.5 million (total equivalent of Rp 19 billion). The balance as at 30 June 2003 amounted to Rp 1.6 billion and US$ 0.5 million (total equivalent of Rp 5.3 billion).

Sehubungan dengan opsi pemilikan saham yang diberikan kepada karyawan dan eksekutif Perseroan dan anak perusahaan sebanyak 2.429.500 opsi telah dieksekusi selama tahun 2004 (lihat Catatan 28).

In respect of stock options granted to the Company's and subsidiaries' employees and executives, 2,429,500 options have been exercised during 2004 (refer to Note 28).

21. SALDO LABA YANG TELAH DITENTUKAN PENGGUNAANNYA

21. APPROPRIATED RETAINED EARNINGS

Berdasarkan Undang-Undang No. 1/1995 mengenai Perusahaan Terbatas, perusahaan diharuskan untuk membuat penyisihan cadangan wajib hingga sekurang-kurangnya 20% dari jumlah modal yang ditempatkan dan disetor penuh.

Under Indonesian Company Law No. 1/1995, Indonesian companies are required to set up a statutory reserve amounting to at least 20% of the issued and paid up company share capital.

Dalam Rapat Umum Pemegang Saham Tahunan Perseroan tanggal 27 Mei 2004 dan 22 Mei 2003, para pemegang saham menyetujui pembentukan cadangan wajib masing-masing sebesar Rp 80 miliar dan Rp 40 miliar yang berasal dari laba bersih tahun 2003 dan 2002.

At the Annual Shareholders' Meeting held on 27 May 2004 and 22 May 2003, shareholders approved an appropriation to the statutory reserve amounting to Rp 80 billion and Rp 40 billion from 2003 and 2002 net income, respectively.

Saldo laba yang telah ditentukan penggunaannya per 30 Juni 2004 adalah sebesar Rp 124,7 miliar (2003: Rp 44,7 miliar).

The balance of appropriated retained earnings as at 30 June 2004 is Rp 124.7 billion (2003: Rp 44.7 billion).

22. PENGHASILAN BERSIH

22. NET REVENUES

	2004	2003	
Pihak ketiga	19,056,089	14,398,247	Third parties
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25b)	678,038	1,275,487	Related parties (refer to Note 25b)
Penghasilan bersih	19,734,137	15,673,734	Net revenues

Tidak ada penjualan kepada masing-masing pihak ketiga yang melebihi 10% dari total penjualan.

No sales to third parties exceed 10% of total sales each.

Lihat Catatan 24 untuk penghasilan bersih berdasarkan segmen industri.

Refer to Note 24 for net revenues by industry segment.

(Expressed in millions of Rupiah)

23. BEBAN USAHA / 23. OPERATING EXPENSES

	2004	2003	
Beban penjualan			Selling expenses
Komisi penjualan	310,058	226,833	Sales commissions
Iklan dan promosi	309,225	276,140	Advertising and promotion
Penyisihan piutang ragu-ragu	235,389	102,190	Provision for doubtful accounts
Beban karyawan	207,903	181,279	Employee costs
Beban gudang dan pengepakan	143,195	108,153	Warehousing and packaging
Penyusutan dan amortisasi	10,372	8,512	Depreciation and amortisation
Lain-lain	96,571	93,060	Others
	1,312,713	996,167	
Beban umum dan administrasi			General and administrative expenses
Beban karyawan	568,905	542,579	Employee costs
Penyusutan dan amortisasi	117,962	104,955	Depreciation and amortisation
Pajak dan perijinan	59,089	65,620	Tax and license
Komunikasi	47,749	40,605	Communications
Perbaikan dan pemeliharaan	38,880	44,943	Repairs and maintenance
Perjalanan dan transportasi	30,310	28,496	Travelling and transportation
Alat tulis dan beban kantor lainnya	27,290	47,571	Supplies and other office expenses
Honorarium tenaga ahli	27,110	58,836	Professional fees
Lain-lain	118,458	119,852	Others
	1,035,753	1,053,457	
Beban usaha	2,348,466	2,049,624	Operating expenses

24. INFORMASI SEGMEN USAHA / 24. SEGMENT INFORMATION

Informasi mengenai segmen industri Perseroan dan anak perusahaan adalah sebagai berikut:

Details of the Company's and subsidiaries' industry segments are as follows:

	Penghasilan bersih/ Net revenues		Laba/(rugi) usaha/ Operating income/(loss)		Jumlah aktiva/ Total assets		
	2004	2003	2004	2003	2004	2003	
Otomotif	15,004,197	12,966,220	776,894	994,990	21,666,822	23,183,717	Automotive
Jasa keuangan	1,506,869	990,396	469,260	281,465	9,198,300	5,843,015	Financial services
Perkebunan	1,796,817	1,186,699	723,314	345,928	3,202,659	2,614,553	Agribusiness
Teknologi informasi	325,940	340,962	23,405	18,216	639,719	713,642	Information technology
Alat-alat berat	1,120,394	185,395	181,962	12,462	7,489,832	208,653	Heavy equipment
Lain-lain	7,168	12,610	(9,711)	(6,945)	1,683,185	1,182,600	Others
Jumlah	19,761,385	15,682,282	2,165,124	1,646,116	43,880,517	33,746,180	Total
Eliminasi*	(27,248)	(8,548)	17,413	23,126	(7,017,712)	(4,156,974)	Eliminations*
Konsolidasian	19,734,137	15,673,734	2,182,537	1,669,242	36,862,805	29,589,206	Consolidated

* Eliminasi antar segmen industri

* Elimination between industry segments

(Expressed in millions of Rupiah)

	Beban pokok penghasilan / Cost of revenues		Beban bunga/ Interest expense		Jumlah kewajiban/ Total liabilities		
	2004	2003	2004	2003	2004	2003	
Otomotif	12,905,354	10,633,084	177,544	274,725	7,364,448	12,005,184	Automotive
Jasa keuangan	304,998	235,138	-	-	6,854,987	4,006,334	Financial services
Perkebunan	950,491	727,261	56,449	69,673	1,252,632	1,189,256	Agribusiness
Teknologi informasi	211,645	225,638	9,976	5,115	310,809	381,612	Information technology
Alat-alat berat	862,191	152,303	15,387	2,574	4,944,110	110,509	Heavy equipment
Lain-lain	2,304	4,571	-	-	228,245	107,076	Others
Jumlah	15,236,983	11,977,955	259,356	352,087	20,955,231	17,799,971	Total
Eliminasi*	(33,849)	(23,127)	(9,195)	(4,964)	(606,744)	(563,350)	Eliminations*
Konsolidasian	15,203,134	11,954,868	250,161	347,123	20,348,487	17,236,621	Consolidated

* Eliminasi antar segmen industri

* Elimination between industry segments

	Depresiasi/ Depreciation		Pengeluaran modal/ Capital expenditure		
	2004	2003	2004	2003	
Otomotif	228,500	239,906	464,144	421,492	Automotive
Jasa keuangan	28,126	21,311	64,856	49,270	Financial services
Perkebunan	79,245	73,004	101,744	66,442	Agribusiness
Teknologi informasi	36,312	38,951	37,556	36,773	Information technology
Alat-alat berat	45,218	3,569	97,561	6,341	Heavy equipment
Lain-lain	793	1,119	485	123	Others
Konsolidasian	418,194	377,860	765,727	580,441	Consolidated

25. INFORMASI MENGENAI PIHAK-PIHAK YANG MEMPUNYAI HUBUNGAN ISTIMEWA

Dalam kegiatan usahanya, Perseroan dan anak perusahaan mengadakan transaksi dengan pihak-pihak yang mempunyai hubungan istimewa yang terutama meliputi transaksi penjualan, pembelian, uang muka dan transaksi keuangan lainnya.

a. Sifat hubungan dan transaksi:

Rincian dari sifat hubungan dan transaksi dengan pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

i. Anak perusahaan langsung dan tidak langsung

Lihat Catatan 1 mengenai daftar anak perusahaan langsung.

ii. Perusahaan terasosiasi secara langsung dan tidak langsung

Lihat Catatan 10 mengenai perusahaan asosiasi langsung Perseroan dan anak perusahaan.

25. RELATED PARTY INFORMATION

The Company and subsidiaries, in their regular conduct of business, have engaged in transactions with related parties principally consisting of sales, purchases, advances and other financial transactions.

a. Nature of relationship and transactions:

Details of the nature of relationships and transactions with related parties are as follows:

i. Direct and indirect subsidiaries

Refer to Note 1 for the list of the Company's direct subsidiaries.

ii. Direct and indirect associates

Refer to Note 10 for the Company's and subsidiaries' direct associates.

Di bawah ini adalah perusahaan asosiasi tidak langsung:

Indirect associates are presented below:

- PT Aisin Takaoka Indonesia
- PT Astra CMG Life
- PT Berau Coal*
- PT Bina Pertiwi*
- PT Century Batteries Indonesia
- PT Federal Nittan Industries
- PT Gemala Kempa Daya
- PT Inti Ganda Perdana
- PT Kokusai Godo Denso Indonesia
- PT Mesin Isuzu Indonesia
- PT NHK Gasket Indonesia
- PT Pamapersada Nusantara*
- PT Pandu Dayatama Patria*
- PT Showa Indonesia Mfg
- PT Suryaraya Rubberindo Industries
- PT Toyoda Gosei Safety Systems Indonesia
- PT Tri Dharma Wisesa
- PT Wahana Eka Paramitra

* Merupakan anak perusahaan tidak langsung sejak 1 Juni 2004 karena UT dikonsolidasi (lihat Catatan 3a).

* Indirect subsidiaries since 1 June 2004 due to the consolidation of UT (refer to Note 3a).

iii. Perusahaan yang hak suaranya dimiliki secara substansial, baik secara langsung maupun tidak langsung, oleh anggota manajemen kunci (termasuk anggota keluarga dekat) dan/atau perusahaan yang memiliki anggota manajemen kunci yang sama:

iii. Companies for which a substantial portion of the voting power is owned, directly or indirectly, by key management personnel (including close members of family) and/or companies which have common key management personnel are as follows:

- Aisin Chemical Co Ltd, Japan
- Aisin Seiki Co Ltd, Japan
- Daido Kogyo Co Ltd, Japan
- Daido Steel Co Ltd, Japan
- Isuzu Motors Asia Pte Ltd, Singapore
- Isuzu Motors Ltd, Japan
- Itochu Corporation, Japan
- Keihin Seimitsu Kogyo Co Ltd, Japan
- Mahle Izumi Corp, Japan (sebelumnya/formerly Izumi Industries Ltd, Japan)
- Maruberi Corporation, Japan
- Multi Corporation (S) Pte. Ltd., Singapore
- PT Abad Berindo Autotech
- PT Adira Dwi Mobilindo
- PT Adira Dinamika Mobilindo
- PT Armada n Tritunggal
- PT Bachra Primasatya
- PT Bukit Makmur Mandiri Utama
- PT Chuhatsu Indonesia (dahulu/formerly PT Tri Satria Utama)**
- PT Daya Adira Mustika
- PT Daikin Clutch Indonesia
- PT GE Finance
- PT Inkoasku
- PT Komatsu Indonesia Tbk.
- PT Mertari Bukit Makmur
- PT SKF Indonesia
- Sojitz Corporation, Japan
- PT Toyota Tsusho Export Import**
- Toyota Tsusho Corporation, Japan**
- Toyota Motor Corporation, Japan
- Toyota Motor Asia Pacific Pte Ltd, Singapore

** Bukan pihak hubungan istimewa sejak Agustus 2003

** No longer related party since August 2003

iv. Dimiliki oleh karyawan Perseroan dan anak perusahaan:

iv. Owned by Astra Company and subsidiaries employees:

- Koperasi Karyawan Astra

(Expressed in millions of Rupiah)

Selama tahun 2003, terdapat satu transaksi yang termasuk dalam definisi benturan kepentingan sebagaimana yang diatur dalam Peraturan Bapepam No. IX.E.1. Lihat Catatan 3c untuk penjelasan lebih rinci mengenai restrukturisasi usaha TAM Lama.

During 2003, there was one transaction that meets the definition of a conflict of interest pursuant to Bapepam Regulation No. IX.E.1. Refer to Note 3c for further details of the business restructuring of Old TAM.

b. Penjualan

b. Sales

Rincian penjualan kepada pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Details of sales to related parties are as follows:

	2004		2003		
	%*	Rp	%*	Rp	
PT Astra Honda Motor	1.13	222,925	0.54	84,443	PT Astra Honda Motor
PT Adira Dinamika Mobilindo	0.97	191,523	0.62	96,543	PT Adira Dinamika Mobilindo
Isuzu Motors Asia, Ltd.	0.66	130,052	1.36	212,407	Isuzu Motors Asia, Ltd.
Multi Corporation (S) Pte, Ltd.	0.12	24,570	-	-	Multi Corporation (S) Pte, Ltd.
PT Showa Indonesia Mfg.	0.11	22,257	0.08	12,196	PT Showa Indonesia Mfg.
PT Pamapersada Nusantara**	0.09	17,389	0.16	25,450	PT Pamapersada Nusantara**
PT United Tractors Tbk.**	0.05	9,856	0.01	2,339	PT United Tractors Tbk**.
Sojitz Corp. (dahulu Nissho Iwai Corp.)	0.05	9,475	-	-	Sojitz Corp. (formerly Nissho Iwai Corp.)
PT Mesin Isuzu Indonesia	0.04	7,907	0.03	3,964	PT Mesin Isuzu Indonesia
PT Adira Dwi Mobilindo	0.03	5,338	0,17	26,083	PT Adira Dwi Mobilindo
PT Kayaba Indonesia	0.03	4,961	0.02	3,244	PT Kayaba Indonesia
PT Aisin Takaoka Indonesia	0.02	4,758	0.00	265	PT Aisin Takaoka Indonesia
PT Komatsu Indonesia Tbk.	0.02	3,882	0.00	493	PT Komatsu Indonesia Tbk.
PT Toyota Astra Motor/ TAM Baru	0.02	3,739	-	-	PT Toyota Astra Motor/ New TAM
PT Denso Indonesia Corporation	0.02	3,210	0.01	1,805	PT Denso Indonesia Corporation
PT Inti Ganda Perdana	0.02	3,158	0.00	876	PT Inti Ganda Perdana
PT Wahana Eka Paramitra	0.01	1,380	0.01	1,075	PT Wahana Eka Paramitra
PT Tri Dharma Wisesa	0.01	1,341	-	114	PT Tri Dharma Wisesa
Toyoda Gosei Safety Systems Indonesia	0.01	1,300	0.00	693	Toyoda Gosei Safety Systems Indonesia
PT Pramindo Ikat Nusantara***	0.01	1,286	0.02	2,519	PT Pramindo Ikat Nusantara***
PT GS Battery Inc.	0.01	1,042	0.00	517	PT GS Battery Inc.
Isuzu Motors, Ltd.	0.00	738	0.01	1,146	Isuzu Motors, Ltd.
PT Berau Coal**	0.00	146	0.01	1,578	PT Berau Coal**
PT Pandu Dayatama Patria**	0.00	79	0.01	2,314	PT Pandu Dayatama Patria**
Toyota Motor Asia Pacific, Pte., Ltd.	-	-	3.77	591,146	Toyota Motor Asia Pacific, Pte., Ltd.
Toyota Motor Corporation	-	-	1.07	167,195	Toyota Motor Corporation
PT Astra Daihatsu Motor	-	-	0.20	30,874	PT Astra Daihatsu Motor
Lain-lain (masing-masing dibawah Rp 1 miliar)	0.03	5,726	0.05	6,208	Others (below Rp 1 billion each)
Total Penjualan	3.46	678,038	8.15	1,275,487	Total Sales

* % terhadap jumlah penghasilan bersih.

** Merupakan anak perusahaan langsung dan tidak langsung sejak 1 Juni 2004 karena UT dikonsolidasi (lihat Catatan 3a).

*** Bukan afiliasi sejak 15 Maret 2004 (lihat Catatan 10, 27i).

* % of total net revenues

** Direct and indirect subsidiaries since 1 June 2004 due to the consolidation of UT (refer to Note 3a).

*** No longer affiliated since 15 March 2004 (refer to Notes 10, 27i).

Penjualan barang ke pihak yang mempunyai hubungan istimewa dilakukan berdasarkan persyaratan dan harga yang wajar (arm's length basis).

Sales of goods to related parties are on an arm's length basis.

(Expressed in millions of Rupiah)

c. Pembelian

Rincian pembelian dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

c. Purchases

Details of purchases from related parties are as follows:

	2004		2003		
	%*	Rp	%*	Rp	
PT Toyota Astra Motor/ TAM Baru	38.54	5,858,597	-	-	PT Toyota Astra Motor/ New TAM
PT Astra Honda Motor	15.37	2,337,098	13.41	1,603,671	PT Astra Honda Motor
PT GS Battery Inc.	1.74	265,273	1.54	183,534	PT GS Battery Inc.
PT Mesin Isuzu Indonesia	1.32	200,969	1.51	181,096	PT Mesin Isuzu Indonesia
PT Century Batteries Indonesia Ltd.	0.73	110,435	0.32	38,828	PT Century Batteries Indonesia Ltd.
PT Komatsu Indonesia Tbk.	0.63	96,246	-	-	PT Komatsu Indonesia Tbk.
Komatsu Asia Pacific Pte. Ltd.	0.59	89,588	-	-	Komatsu Asia Pacific Pte. Ltd.
PT Denso Indonesia Corporation	0.58	88,025	2.04	243,609	PT Denso Indonesia Corporation
Aisin Seiki Co., Ltd.	0.34	52,314	0.39	46,278	Aisin Seiki Co., Ltd.
PT Kayaba Indonesia	0.22	34,052	0.32	38,444	PT Kayaba Indonesia
PT Mentari Bukit Makmur	0.22	33,082	-	-	PT Mentari Bukit Makmur
PT Pandu Dayatama Patria**	0.18	26,654	0.48	57,746	PT Pandu Dayatama Patria**
Mahle Izumi Corp (dahulu Izumi Industries Ltd.)	0.12	18,459	0.00	506	Mahle Izumi Corp. (formerly Izumi Industries Ltd.)
PT Bukit Makmur Mandiri Utama	0.11	17,097	-	-	PT Bukit Makmur Mandiri Utama
PT Tri Dharma Wisesa	0.09	13,447	0.20	24,206	PT Tri Dharma Wisesa
PT Daya Adira Mustika	0.09	13,393	0.01	1,610	PT Daya Adira Mustika
PT United Tractors Tbk.**	0.07	10,788	0.11	12,846	PT United Tractors Tbk.**
Daido Kogyo Co., Ltd.	0.07	10,205	0.04	4,893	Daido Kogyo Co., Ltd.
PT Inti Ganda Perdana	0.06	9,696	0.19	23,041	PT Inti Ganda Perdana
PT Aisin Takaoka Indonesia	0.06	8,470	0.27	31,873	PT Aisin Takaoka Indonesia
PT SKF Indonesia	0.05	7,359	-	-	PT SKF Indonesia
Aisin Chemical Co., Ltd.	0.04	5,735	-	-	Aisin Chemical Co., Ltd.
PT Gemala Kempa Daya	0.04	5,471	0.16	19,531	PT Gemala Kempa Daya
Keihin Seimitsu Kogyo Co., Ltd.	0.03	4,885	0.01	928	Keihin Seimitsu Kogyo Co., Ltd.
Marubeni Corporation	0.03	4,736	0.06	6,768	Marubeni Corporation
PT NHK Gasket Indonesia	0.02	3,276	0.02	2,744	PT NHK Gasket Indonesia
Multi Corporation (S) Pte. Ltd.	0.02	2,838	-	-	Multi Corporation (S) Pte. Ltd.
Itochu Corporation	0.02	2,764	0.03	3,823	Itochu Corporation
PT Daikin Clutch Indonesia	0.02	2,330	0.07	8,715	PT Daikin Clutch Indonesia
PT Federal Nittan Industries	0.02	2,322	0.02	2,002	PT Federal Nittan Industries
PT Suryaraya Rubberindo Industries	0.02	2,300	0.02	2,877	PT Suryaraya Rubberindo Industries
PT Fuji Technica Indonesia	0.01	2,074	0.05	5,542	PT Fuji Technica Indonesia
PT Wahana Eka Paramitra	0.01	1,880	-	-	PT Wahana Eka Paramitra
Toyota Motor Asia Pacific, Pte., Ltd.	-	-	15.06	1,800,653	Toyota Motor Asia Pacific, Pte., Ltd.
PT Astra Daihatsu Motor	-	-	5.06	604,369	PT Astra Daihatsu Motor
Toyota Motor Corporation	-	-	2.75	328,756	Toyota Motor Corporation
PT Abad Berindo Autotech	-	-	2.06	246,390	PT Abadi Berindo Autotech
PT Sugity Creatves***	-	-	1.28	152,839	PT Sugity Creatives***
Toyota Tsusho Corporation***	-	-	0.88	104,876	Toyota Tsusho Corporation***
PT Nusa Toyotetsu Indonesia***	-	-	0.69	82,137	PT Nusa Toyotetsu Indonesia***
PT Chuhatsu Indonesia***	-	-	0.17	20,285	PT Chuhatsu Indonesia***
PT Palingda Nasional	-	-	0.12	14,034	PT Palingda Nasional
Lain-lain (masing-masing dibawah Rp 1 miliar)	0.02	2,502	0.16	18,601	Others (below Rp 1 billion each)
Total Pembelian	61.48	9,344,360	49.50	5,918,051	Total Purchases

* % terhadap jumlah penghasilan bersih.
** Merupakan anak perusahaan langsung dan tidak langsung sejak 1 Juni 2004 karena UT dikonsolidasi (lihat Catatan 3a).
*** Bukan pihak hubungan istimewa sejak Agustus 2003

* % of total net revenues
** Direct and indirect subsidiaries since 1 June 2004 due to the consolidation of UT (refer to Note 3a).
*** No longer related party since August 2003

(Expressed in millions of Rupiah)

Pembelian barang dari pihak yang mempunyai hubungan istimewa dilakukan berdasarkan persyaratan dan harga yang wajar (arm's length basis).

Purchases of goods from related parties are on an arm's length basis.

d. Pendapatan dan beban lain-lain

Anak perusahaan tertentu mempunyai berbagai perjanjian lisensi, bantuan teknis, royalti dan merek dagang dengan berbagai perusahaan asing yang mempunyai hubungan istimewa. Jumlah biaya royalti yang dibebankan ke dalam usaha adalah Rp 43,9 miliar pada tahun 2004 dan Rp 63,3 miliar pada tahun 2003 (lihat Catatan 27d).

d. Other income and charges

Certain subsidiaries have various licensing, technical assistance, royalty and trade mark agreements with various related foreign companies. Royalty expenses charged to operations amounted to Rp 43.9 billion in 2004 and Rp 63.3 billion in 2003 (refer to Note 27d).

e. Piutang usaha

Piutang usaha dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

e. Trade receivables

Trade receivables from related parties are as follows:

	2004	2003	
Rupiah:			Rupiah:
PT Astra Honda Motor	62,040	39,119	PT Astra Honda Motor
PT Astra Daihatsu Motor	27,462	9,401	PT Astra Daihatsu Motor
PT Adira Dinamika Mobilindo	6,459	2,183	PT Adira Dinamika Mobilindo
PT Tunas Ridean Tbk	5,904	-	PT Tunas Ridean Tbk
PT Showa Indonesia Mfg.	5,743	2,368	PT Showa Indonesia Mfg.
PT Mesin Isuzu Indonesia	2,244	1,028	PT Mesin Isuzu Indonesia
PT Tunas Financindo Sarana	2,046	-	PT Tunas Financindo Sarana
PT Aisin Takaoka Indonesia	2,002	-	PT Aisin Takaoka Indonesia
Myanmar Astra Chinte Motor Ltd.	1,656	1,656	Myanmar Astra Chinte Motor Ltd.
PT Kayaba Indonesia	1,000	-	PT Kayaba Indonesia
Cambodia Astra Motor Ltd.*	-	4,795	Cambodia Astra Motor Ltd.*
PT United Tractors Tbk.**	-	1,458	PT United Tractors Tbk.**
PT Pamapersada Nusantara**	-	1,443	PT Pamapersada Nusantara**
Lain-lain (masing-masing dibawah Rp 1 miliar)	6,258	5,704	Others (below Rp 1 billion each)
	122,814	69,155	
Mata uang asing:			Foreign currencies:
Isuzu Motor Asia Ltd.	33,539	40,598	Isuzu Motor Asia Ltd.
PT Komatsu Indonesia Tbk.	5,382	-	PT Komatsu Indonesia Tbk.
Multi Corporation (S) Pte Ltd.	2,531	-	Multi Corporation (S) Pte Ltd.
PT Toyota Astra Motor/ TAM Baru	1,087	-	PT Toyota Astra Motor/ New TAM
PT Astra Honda Motor	422	1,078	PT Astra Honda Motor

* *Dilikuidasi pada tahun 2003*

** Merupakan anak perusahaan langsung dan tidak langsung sejak 1 Juni 2004 karena UT dikonsolidasi (lihat Catatan 3a).

* *Liquidated in 2003*

** Direct and indirect subsidiaries since 1 June 2004 due to the consolidation of UT (refer to Note 3a).

(Expressed in millions of Rupiah)

	2004	2003	
Mata uang asing:			Foreign currencies:
Toyota Motor Asia Pacific, Pte., Ltd.	-	110,580	Toyota Motor Asia Pacific, Pte., Ltd.
Toyota Motor Corporation	-	28,321	Toyota Motor Corporation
Lain-lain (masing-masing dibawah Rp 1 miliar)	1,550	991	Others (below Rp 1 billion each)
	44,511	181,568	
Jumlah	167,325	250,723	Total
Dikurangi:			Less:
Penyisihan piutang ragu-ragu	(1,656)	(29,464)	Provision for doubtful accounts
	165,669	221,259	

f. Piutang lain-lain

Piutang lain-lain dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

f. Other receivables

Other receivables from related parties are as follows:

	2004	2003	
Rupiah:			Rupiah:
Piutang karyawan	184,230	235,989	Loan to officers and employees
PT GE Finance Indonesia	26,238	-	PT GE Finance Indonesia
PT GS Battery Inc.	9,508	10,339	PT GS Battery Inc.
PT Badhra Primasatya	7,539	4,855	PT Badhra Primasatya
Myanmar Astra Chinte Motor Ltd.	4,810	-	Myanmar Astra Chinte Motor Ltd.
PT Astra Honda Motor	4,639	4,821	PT Astra Honda Motor
PT Pama Petrosea JO	3,648	-	PT Pama Petrosea JO
PT Astra Daihatsu Motor	1,241	1,326	PT Astra Daihatsu Motor
PT Mesin Isuzu Indonesia	1,054	59	PT Mesin Isuzu Indonesia
PT Toyoda Gosei Safety Systems Indonesia	196	1,090	PT Toyoda Gosei Safety Systems Indonesia
PT Astra CMG Life	-	18,836	PT Astra CMG Life
PT Bina Pertiwi**	-	4,135	PT Bina Pertiwi**
Lain-lain (masing-masing di bawah Rp 1 miliar)	776	1,638	Others (below Rp 1 billion each)
	243,879	283,088	
Mata uang asing:			Foreign currencies
PT Toyota Astra Motor/ TAM Baru	345,027	-	PT Toyota Astra Motor/ New TAM
PT Fuji Technica Indonesia	55,501	52,574	PT Fuji Technica Indonesia
Cambodia Astra Motor Ltd.*	-	6,788	Cambodia Astra Motor Ltd.*
Myanmar Astra Chinte Motor Ltd.	-	4,708	Myanmar Astra Chinte Motor Ltd.
Lain-lain (masing-masing dibawah Rp 1 miliar)	567	1,863	Others (below Rp 1 billion each)
	401,095	65,933	
Jumlah	644,974	349,021	Total
Dikurangi:			Less:
Penyisihan piutang ragu-ragu	(21,410)	(28,145)	Provision for doubtful accounts
	623,564	320,876	

* Dilikuidasi pada tahun 2003

** Merupakan anak perusahaan tidak langsung sejak 1 Juni 2004 karena UT dikonsolidasi (lihat Catatan 3a).

* Liquidated in 2003

** Indirect subsidiary since 1 June 2004 due to the consolidation of UT (refer to Note 3a).

(Expressed in millions of Rupiah)

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu tersebut cukup untuk menutup kemungkinan kerugian atas tidak tertagihnya piutang kepada pihak yang mempunyai hubungan istimewa.

Management believes that the provision for doubtful accounts is adequate to cover possible losses from non-collection of receivables from related parties

Semua piutang lain-lain tidak dibebani bunga, kecuali piutang dalam Rupiah kepada PT Bina Pertiwi yang dibebani bunga sebesar 13,5% (2003) per tahun, dan piutang dalam US Dolar dari TAM Baru dan PT Fuji Technica Indonesia yang dibebani bunga yang berkisar antara 1,2% - 1,5% per tahun.

All other receivables are non-interest bearing, except for the Rupiah receivable from PT Bina Pertiwi that earns interest at 13.5% (2003) per annum, and the US Dollar receivables from New TAM and PT Fuji Technica Indonesia that earn interest at rates ranging from 1.2% to 1.5% per annum.

g. Hutang usaha

g. Trade payables

Hutang usaha pada pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Trade payables to related party are as follows:

	2004	2003	
Rupiah:			Rupiah:
PT Astra Honda Motor	495,312	352,433	PT Astra Honda Motor
PT Toyota Astra Motor/ TAM Baru	130,657	-	PT Toyota Astra Motor/ New TAM
PT GS Battery Inc.	99,125	79,869	PT GS Battery Inc.
PT Astra Daihatsu Motor	81,689	31,813	PT Astra Daihatsu Motor
PT Century Batteries Indonesia Ltd.	29,780	23,032	PT Century Batteries Indonesia Ltd.
PT Denso Indonesia Corporation	27,265	26,123	PT Denso Indonesia Corporation
PT Mentari Bukit Makmur	27,186	-	PT Mentari Bukit Makmur
PT Kayaba Indonesia	18,874	19,561	PT Kayaba Indonesia
PT Bukit Makmur Mandiri Utama	9,200	-	PT Bukit Makmur Mandiri Utama
PT Aisin Takaoka Indonesia	3,074	6,590	PT Aisin Takaoka Indonesia
PT Daikin Clutch Indonesia	3,017	1,934	PT Daikin Clutch Indonesia
PT SKF Indonesia	2,820	-	PT SKF Indonesia
PT Tri Dharma Wisesa	2,325	4,824	PT Tri Dharma Wisesa
PT Komatsu Indonesia	1,914	-	PT Komatsu Indonesia
PT Inti Ganda Perdana	1,810	3,053	PT Inti Ganda Perdana
PT Federal Nittan Industries	1,466	1,375	PT Federal Nittan Industries
PT NHK Gasket Indonesia	1,359	1,765	PT NHK Gasket Indonesia
PT Suryaraya Rubberindo Industries	1,002	1,105	PT Suryaraya Rubberindo Industries
PT Gemala Kempa Daya	882	5,671	PT Gemala Kempa Daya
PT Abadi Berindo Autorech	-	40,844	PT Abadi Berindo Autorech
PT Sugity Creatves	-	31,563	PT Sugity Creatives
PT Toyota Tusho Corporation	-	27,255	PT Toyota Tusho Corporation
PT Nusa Toyotetsu Corporation	-	17,817	PT Nusa Toyotetsu Corporation
PT Mesin Isuzu Indonesia	-	5,567	PT Mesin Isuzu Indonesia
PT United Tractors Tbk.*	-	5,061	PT United Tractors Tbk.*
Itochu Corporation	-	3,531	Itochu Corporation
PT Chuhatsu Indonesia	-	3,223	PT Chuhatsu Indonesia
PT Palingda Nasional	-	2,613	PT Palingda Nasional
Lain-lain (masing-masing dibawah Rp 1 miliar)	2,272	3,000	Others (below Rp 1 billion each)
	941,029	699,622	

* Merupakan anak perusahaan langsung sejak 1 Juni 2004 karena UT dikonsolidasi (lihat Catatan 3a).

* Direct subsidiary since 1 June 2004 due to the consolidation of UT (refer to Note 3a).

(Expressed in millions of Rupiah)

	2004	2003	
Mata uang asing:			Foreign currencies:
Komatsu Asia Pacific Pte. Ltd	299,590	-	Komatsu Asia Pacific Pte. Ltd
PT Komatsu Indonesia Tbk.	100,158	-	PT Komatsu Indonesia Tbk.
PT Mertari Bukit Makmur	43,757	-	PT Mertari Bukit Makmur
Aisin Seiki Co., Ltd.	41,816	35,600	Aisin Seiki Co., Ltd.
PT Bukit Makmur Mandiri Utama	28,840	-	PT Bukit Makmur Mandiri Utama
PT Mesin Isuzu Indonesia	24,184	12,801	PT Mesin Isuzu Indonesia
GS Battery Inc.	18,958	11,598	GS Battery Inc.
PT Century Batteries Indonesia Ltd.	14,724	22,864	PT Century Batteries Indonesia Ltd.
Daido Kogyo Co., Ltd.	8,031	992	Daido Kogyo Co., Ltd.
Mahle Izumi Corp (dahulu Izumi Industries Ltd.)	7,322	3,200	Mahle Izumi Corp. (formerly Izumi Industries Ltd).
Multico System Engineering Pte. Ltd,.	6,485	-	Multico System Engineering Pte, Ltd.
Isuzu Motors Asia Ltd.	6,309	6,833	Isuzu Motors Asia Ltd.
Itochu Corporation	6,232	1,012	Itochu Corporation
Keihin Seimitsu Kogyo Co., Ltd.	4,440	1,098	Keihin Seimitsu Kogyo Co., Ltd.
Aisin Chemical Co., Ltd.	2,147	-	Aisin Chemical Co., Ltd.
Itochu Automobile	2,101	-	Itochu Automobile
Isuzu Motors Ltd.	1,214	1,764	Isuzu Motors Ltd.
PT Tri Dharma Wisesa	907	1,166	PT Tri Dharma Wisesa
Toyota Motor Corporation	-	236,700	Toyota Motor Corporation
Toyota Motor Asia Pacific, Pte., Ltd.	-	67,406	Toyota Motor Asia Pacific, Pte., Ltd.
Daido Steel Co., Ltd.	-	8,656	Daido Steel Co., Ltd.
Lain-lain (masing-masing dibawah Rp 1 miliar)	24	21	Others (below Rp 1 billion each)
	617,239	411,711	
	1,558,268	1,111,333	

* Merupakan anak perusahaan langsung sejak 1 Juni 2004 karena UT dikonsolidasi (lihat Catatan 3a).

* Direct subsidiary since 1 June 2004 due to the consolidation of UT (refer to Note 3a).

h. Hutang lain-lain

h. Other payables

Hutang lain-lain pada pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Other payables to related parties are as follows:

	2004	2003	
Rupiah:			Rupiah:
PT Komatsu Indonesia Tbk.	2,595	-	PT Komatsu Indonesia Tbk.
PT GE Finance Indonesia	1,976	4,777	PT GE Finance Indonesia
Lain-lain (masing-masing dibawah Rp 1 miliar)	358	1,434	Others (below Rp 1 billion each)
	4,929	6,211	
Mata uang asing:			Foreign currencies:
Sojitz Corp. (dahulu Nissho Iwai Corp.)	35,796	-	Sojitz Corp. (formerly Nissho Iwai Corp.)
PT Armadan Tritunggal	24,498	-	PT Armadian Tritunggal
PT Keihin Seimitsu Kogyo Co., Ltd.	9,610	9,031	PT Keihin Seimitsu Kogyo Co., Ltd.

	2004	2003	
Mata uang asing:			Foreign currencies:
Mahle Izumi Corp (dahulu Izumi Industries Ltd.)	3,563	-	Mahle Izumi Corp. (formerly Izumi Industries Ltd.)
PT Fuji Technica Indonesia	1,278	2,248	PT Fuji Technica Indonesia
Sunray Pte., Ltd.*	-	11,060	Sunray Pte., Ltd.*
Lain-lain (masing-masing dibawah Rp 1 miliar)	1,316	-	Others (below Rp 1 billion each)
	76,061	22,339	
	80,990	28,550	

* Dilikuidasi pada tahun 2003

* Liquidated in 2003

Hutang lain-lain kepada pihak yang mempunyai hubungan istimewa tidak dikenakan bunga.

Other payables to related parties are non-interest bearing.

i. Hutang bank dan lain-lain jangka panjang

i. Long-term bank and other loans

Lihat Catatan 16c mengenai pinjaman dari pihak yang mempunyai hubungan istimewa.

Refer to Note 16c for loans from related parties.

26. LABA BERSIH PER SAHAM

26. NET EARNINGS PER SHARE

Laba per saham dasar dihitung dengan membagi laba bersih untuk pemegang saham dengan rata-rata tertimbang jumlah saham biasa yang beredar pada periode bersangkutan.

Basic earnings per share is calculate by dividing net income attributable to shareholders by the weighted average number of ordinary shares outstanding during the period.

	2004	2003	
Laba bersih untuk pemegang saham	2,601,589	1,799,768	Net income attributable to shareholders
Rata-rata tertimbang jumlah saham biasa yang beredar (dalam ribuan)	4,047,374	4,014,689	Weighted average number of ordinary shares outstanding (in thousands)
Laba per saham dasar (dalam satuan Rupiah)	643	448	Basic earnings per share (full Rupiah)

Dalam perhitungan laba bersih per saham dilusian, rata-rata tertimbang jumlah saham yang beredar setelah disesuaikan dengan hak memesan efek terlebih dahulu yang diterbitkan, disesuaikan dengan konversi seluruh potensi saham yang bersifat dilutif. Perseroan memiliki dua jenis potensi saham yang bersifat dilutif yaitu: rights dan opsi saham

In the diluted earnings per share calculation, the weighted average number of shares outstanding after adjustment for the rights issue, is adjusted to assume conversion of all dilutive potential shares. The Company has two categories of dilutive potential shares, which are: rights and stock options.

Perhitungan yang dilakukan untuk rights dan opsi saham adalah untuk menentukan berapa jumlah saham yang dapat diperoleh dengan harga pasar (ditentukan sebagai harga rata-rata saham Perseroan selama periode yang bersangkutan) berdasarkan nilai uang atas hak yang melekat pada rights dan opsi saham untuk menentukan unsur bonusnya. Penyesuaian terhadap laba bersih dan rata-rata tertimbang jumlah saham biasa yang beredar adalah sebagai berikut:

A calculation is performed for rights and stock options to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company during the period) based on the monetary value of the subscription rights attached to outstanding rights and stock options to determine the bonus element. The adjustment to net income and the weighted average number of ordinary shares outstanding is as follows:

	2004	2003	
Laba bersih untuk pemegang saham	2,601,589	1,799,768	Net income attributable to shareholders
Rata-rata tertimbang jumlah saham biasa yang beredar (dalam ribuan)	4,047,374	4,014,689	Weighted average number of ordinary shares outstanding (in thousands)
Penyesuaian untuk rights dan opsi saham (dalam ribuan)	-	25,038	Adjustment for rights and stock options (in thousands)
Rata-rata tertimbang jumlah saham biasa untuk perhitungan laba bersih per saham dilusian (dalam ribuan)	4,047,374	4,039,727	Weighted average number of ordinary shares for diluted earnings per share (in thousands)
Laba per saham dilusian (dalam satuan Rupiah)	643	446	Diluted earnings per share (full Rupiah)

27. PERJANJIAN, IKATAN DAN KEWAJIBAN KONTINJENSI

Perseroan dan anak perusahaan memiliki perjanjian, ikatan dan kewajiban kontinjensi penting per tanggal 30 Juni 2004 sebagai berikut:

a. Perjanjian penjaminan perusahaan

1. Penjaminan Perusahaan - PT Astra Multi Finance ("AMF")

Maruberi Corporation dan Itochu Corporation ("Penjamin") adalah pihak-pihak yang menjamin pinjaman AMF, anak perusahaan, pada tahun 1991. Pada tahun 1998, Perseroan menandatangani perjanjian dengan para Penjamin dimana dalam perjanjian tersebut disepakati bahwa Perseroan akan bertanggung jawab secara proporsional atas setiap pembayaran yang dilakukan oleh para Penjamin.

Pada tahun 1999, pinjaman ini di refinance, dengan sebuah perjanjian lanjutan, yang ditandatangani oleh Perseroan dan para Penjamin dimana syarat-syarat dari perjanjian tahun 1998 masih tetap diberlakukan. Saldo pinjaman yang terkait pada tanggal 30 Juni 2004 adalah US$ 18 juta (2003: US$ 30 juta) (lihat Catatan 16c).

2. Fasilitas kredit

Anak perusahaan tertentu telah menerbitkan jaminan perusahaan untuk fasilitas kredit yang diperoleh anak perusahaan lainnya dan perusahaan asosiasi tertentu. Jumlah

27. AGREEMENTS, COMMITMENTS AND CONTINGENCIES

The Company and subsidiaries have the following significant outstanding agreements, commitments and contingencies as at 30 June 2004:

a. Corporate guarantee agreements

1. Corporate Guarantees - PT Astra Multi Finance ("AMF")

Marubeni Corporation and Itochu Corporation (the "Guarantors") are parties to a guarantee for loans taken out by AMF, a subsidiary, in 1991. In 1998, the Company entered into an agreement with the Guarantors under which the Company will share proportionally with the Guarantors any payments called on them

In 1999, these loans were refinanced with a further agreement executed between the Company and the Guarantors so that the terms and conditions of the 1998 agreement remain unchanged. The balance of the underlying loans as at 30 June 2004 is US$ 18 million (2003: US$ 30 million) (refer to Note 16c).

2. Credit facilities

Certain subsidiaries have issued corporate guarantees for credit facilities obtained by other subsidiaries and certain associated companies involving

(Expressed in millions of Rupiah)

pinjaman yang terkait dengan jaminan tersebut adalah Rp 158,8 miliar per tanggal 30 Juni 2004 (2003: Rp 229,8 miliar).

Perseroan dan anak perusahaan tertentu juga mengeluarkan Letter of Comfort dan Letter of Awareness untuk fasilitas pinjaman yang diperoleh perusahaan afiliasi. Pada tanggal 16 Oktober 2003, Perseroan menerbitkan Letter of Awareness kepada PT Bank Bumiputera Indonesia Tbk. dan PT Bank Bukopin sehubungan dengan fasilitas kredt yang diperoleh Koperasi Karyawan Astra sebesar Rp 26,5 miliar.

outstanding loans amounting to Rp 158.8 billion as at 30 June 2004 (2003: Rp 229.8 billion).

The Company and certain subsidiaries also issue Letters of Comfort and Letters of Awareness for credit facilities obtained by affiliates On 16 October 2003, the Company issued a Letter of Awareness to PT Bank Bumiputera Indonesia Tbk. and PT Bank Bukopin in respect of the credt facilities obtained by Koperasi Karyawan Astra amounting to Rp 26.5 billion.

b. Perjanjian penjualan dan pembelian saham

Pada tanggal 22 Desember 1995, Perseroan menandatangani Perjanjian Perjualan dan Pembelian Saham ("PPPS") dengan PDP dimana PDP diberi opsi untuk menjual sahamnya di PT Astra Agro Niaga (sekarang AAL), anak perusahaan, kepada Perseroan dengan harga sebesar US$ 50 juta ("Harga"). Periode opsi tersebut adalah 15 Nopember 2000 hingga 15 Desember 2000.

Pada tanggal 5 Desember 2000, PDP memilih untuk menggunakan hak opsinya untuk menjual saham dimaksud. Pada tanggal 15 Desember 2000, Perseroan dan PDP sepakat untuk menangguhkan pelaksanaan opsi jual tersebut hingga tanggal 15 Juni 2004, dengan cara yang sesuai dengan perjanjian Penyelesaian PPPS ("Penyelesaian"), dimana selama periode tersebut Perseroan mempunyai hak untuk melakukan pembelian atas saham tersebut. Sebagai kompensasi atas persetujuan untuk penangguhan pelaksanaan opsi jual, Perseroan setuju untuk membayar denda tahunan kepada PDP sebesar 10% dari Harga.

Berdasarkan Penyelesaian, jika harga pasar dari saham tersebut sebelum tanggal 15 Juni 2004 mencapai US$ 52,5 juta, PDP berhak untuk menjual sahamnya kepada pihak ketiga setelah terlebih dahulu memberikan prioritas kepada Perseroan untuk membelinya. Selain itu, Perseroan dan PDP juga menandatangani Surat Tambahan dimana kedua belah pihak setuju untuk mengurangi jumlah saham dan Harga jika PDP mengurangi nilai pokok pinjamannya yang terutang dalam perjanjian pinjaman PDP dengan pihak ketiga. Opsi terkait dengan PPPS saat ini digunakan sebagai jaminan untuk pinjaman tersebut.

b. Agreement to sell and purchase shares

On 22 December 1995, the Company entered into an Agreement to Sell and Purchase Shares ("ASPS") with PDP, whereby PDP was granted the option to sell its shares in PT Astra Agro Niaga (now AAL), a subsidiary of the Company, to the Company at a price of US$ 50 million ("Price"). The option exercise period was 15 November 2000 up to 15 December 2000.

On 5 December 2000, PDP elected to exercise its option to sell the shares On 15 December 2000, the Company and PDP agreed to defer the implementation of the exercised option to 15 June 2004 in the manner stipulated in the Settlement to ASPS agreement (the "Settlement"), with the Company having the right to purchase the shares at any time during this period. As compensation for agreeing to defer the implementation of the exercised option, the Company agreed to pay an annual penalty to PDP amounting to 10% of the Price.

Under the Settlement, if the market value of the shares, at any time before 15 June 2004, reaches US$ 52.5 million, PDP has the right to sell the shares to a third party after first giving priority to the Company. In addition, the Company and PDP also signed a Side Letter whereby both parties agreed to reduce the number of shares and the Price if PDP reduces the principal amount outstanding under a PDP loan agreement with a third party. The option subject to the ASPS is currently used as collateral for this loan.

(Expressed in millions of Rupiah)

PDP dan anak perusahaannya, PT Artimas Kencana Murni ("AKM"), juga menerbitkan "Letter of Undertaking" pada tanggal 19 Desember 2000, dimana PDP dan AKM sepakat bahwa jika PDP memiliki kelebihan dana, setelah membayar kewajibannya kepada pihak ketiga, maka PDP akan:

- Membayar kembali kepada Perseroan seluruh denda yang telah dibayarkan kepada PDP; dan
- Atas permintaan Perseroan, akan segera membeli kembali seluruh saham yang telah dibeli oleh Perseroan dengan harga yang sama dengan yang telah dibayarkan oleh Perseroan.

Sebelumnya, pada tanggal 21 Desember 1995, Perseroan menandatangani Perjanjian Pembelian Saham ("PPS") dengan Giraffe International Limited ("Giraffe") dimana Perseroan setuju untuk bertindak sebagai perantara bagi Giraffe untuk mengakuisisi AAL dari PDP. Berdasarkan PPS tersebut, Giraffe memiliki komitmen untuk menyediakan dana kepada Perseroan sebesar US$ 50 juta kepada Perseroan untuk membeli saham dari PDP. Giraffe juga setuju untuk membayar jasa perantara sejumlah US$ 500.000 kepada Perseroan, yang terhutang pada saat pembelian saham, dan mengganti semua biaya yang terjadi sehubungan dengan pembelian saham tersebut.

Sehubungan dengan ikatan ini, Perseroan berusaha untuk menghubungi Giraffe. Akan tetapi usaha tersebut gagal dan Perseroan diberitahukan oleh pihak yang berwenang bahwa Giraffe sudah tidak lagi tercatat sebagai perusahaan di British Virgin Islands.

Karena adanya ketidakpastian atas kemampuan Giraffe untuk membeli saham, manajemen Perseroan membuat penyisihan atas kerugian yang mungkin timbul dari transaksi ini sejak tahun 1999. Penyisihan tersebut dihitung berdasarkan harga pasar saham dan kurs US$ pada tanggal neraca. Pada tanggal 31 Desember 2003, jumlah penyisihan ini adalah sebesar Rp 218,8 miliar. Sehubungan dengan telah selesainya transaksi dan pembayaran Harga, maka saldo penyisihan per 31 Desember 2003 telah dibukukan sebagai penyesuaian atas nilai perolehan penyertaan. Saldo penyisihan per tanggal 30 Juni 2004 adalah nihil (30 Juni 2003: Rp 243,3 miliar) (lihat Catatan 15).

PDP and its subsidiary, PT Artimas Kencana Murni ("AKM"), also issued a "Letter of Undertaking" on 19 December 2000 whereby PDP and AKM undertake that should PDP have excess funds after repaying its loans to a third party, PDP will:

- Repay to the Company all penalty amounts paid to PDP; and
- Upon the Company's request, immediately buy back the shares purchased by the Company at the same price paid by the Company.

Previously, on 21 December 1995, the Company entered into an Agreement to Purchase Shares ("APS") with Giraffe International Limited ("Giraffe"). Under the APS, the Company agreed to act as a "Commissionaire" for Giraffe to acquire shares in subsidiary AAL from PDP. Pursuant to the APS, Giraffe has irrevocably committed itself to provide the Company with US$ 50 million to fund the purchase of the shares. In addition, Giraffe also agreed to pay the Company, for acting as Commissionaire, a fee of US$ 500,000, payable upon the purchase of the shares, and to reimburse the Company for all other expenses incurred in connection with the purchase of the shares.

In relation to this commitment, the Company attempted to contact Giraffe. However, it was unsuccessful and has been advised by the regulator that Giraffe is no longer a registered company in the British Virgin Islands.

Due to the uncertainty of the ability of Giraffe to purchase the shares, management has been providing for the potential loss arising from this transaction since 1999. The provision is based on the market price of the shares and the US$ exchange rate prevailing on the balance sheet date. The amount of the provision as at 31 December 2003 is Rp 218.8 billion. Following completion of the transaction and payment of the Price, the provision at 31 December 2003 was reversed to the cost of the investments. The amount of the provision as at 30 June 2004 is Rp Nil (30 June 2003: Rp 243.4 billion) (refer to Note 15).

(Expressed in millions of Rupiah)

Pada tanggal 30 Juni 2004, Perseroan telah menyelesaikan transaksi sehubungan dengan PPPS dan membeli 103.273.350 saham dari PDP. Lihat Catatan 3a untuk penjelasan lebih lanjut mengenai perolehan saham ini.

On 30 June 2004, the Company completed the transaction pursuant to the ASPS and acquired 103,273,350 shares from PDP. Refer to Note 3a for further details of this acquisition.

c. Perjanjian pengoperasioan tambang batu bara

c. Coal mining operation agreement

Pada tanggal 8 April 2004, Pamapersada telah menandatangani "*Bendili Operating Agreement – Mining Services*" dengan PT Kaltim Prima Coal untuk melakukan pekerjaan di lokasi Bendili, Kalimantan Timur, yang akan berlaku efektif setelah mendapat persetujuan dari pihak ketiga. Pekerjaan penambangan ini bernilai lebih dari US$ 1 miliar untuk jangka waktu lebih dari 10 tahun. Pelaksanaan perjanjian ini dapat menyebabkan timbulnya tambahan hutang untuk mendanai kegiatan operasional Pama di masa yang akan datang.

On 8 April 2004, Pamapersada and PT Kaltim Prima Coal signed "Bendili Operating Agreement – Mining Services" related to mining contracting services at the mine site located at Bendili, East Kalimantan. The contract is potentially worth more than US$ 1 billion in revenues over the contract period of more than 10 years. The closing of this agreement may required the raising of additional loans for funding the operating activities of Pamapersada in the future.

d. Perjanjian lisensi, bantuan teknis, royalti, merek dagang, distributor, reseller dan system integrator

d. Licensing, technical assistance, royalty, trademark, distributorship, reseller and system integrator agreements

Berdasarkan perjanjian distribusi, reseller, service provider dan system integrator, anak perusahaan tertentu ditunjuk sebagai distributor, reseller, service provider, dan system integrator di Indonesia atas produk - produk dari pemberi lisensi. Selain itu anak perusahaan tertentu mempunyai berbagai perjanjian lisensi, bantuan teknis, royalti dan merek dagang.

Under their existing distributorship, reseller, service provider and system integrator agreements, certain subsidiaries have been appointed distributors, resellers, service providers and system integrators in Indonesia for the products of the licensors. Further certain subsidiaries have existing licensing, technical assistance, royalty and trademark agreements.

Perjanjian tersebut antara lain dengan pihak-pihak sebagai berikut:

Such agreements with the parties such as:

- Metalart Corporation, Japan
- Aisin Seiki Co Ltd., Japan
- Daido Kogyo Co Ltd., Japan
- Isuzu Motors Ltd., Japan
- Automobiles Peugeot, France
- Komatsu Asia & Pacific Pte. Ltd.
- Fuji Xerox Co Ltd, Japan
- PT IBM Indonesia
- Daiwa Co Ltd, Japan
- Hewlett Packard Far East Pte Ltd, Singapore
- Marconi Communications International Ltd, Singapore
- Daido Amistar Co Ltd., Japan
- Aisin Chemical Co Ltd., Japan
- Nissan Diesel Motor Co Ltd., Japan
- BMW AG, Germany
- Kyoto Tools Co Ltd., Japan*
- Kawasaki Industrial Co Ltd., Japan
- SAP Aktiengesellschaft, Germany
- Cisco System Inc, USA
- Goh Shoji Co Inc, Japan
- Microsoft Regional Sales Corp, Singapore
- Mahle Izumi Corp. Japan (dahulu/formerly Izumi Industries Ltd., Japan)

* Hingga Januari 2004

* Up to January 2004

(Expressed in millions of Rupiah)

Lihat Catatan 25d untuk jumlah royalti yang dibebankan ke laporan laba rugi konsolidasian.

Refer to Note 25d for the amount of royalty fees charged to the consolidated statements of income.

e. Jasa konstruksi pertambangan

PT Pamapersada Nusantara ("Pamapersada"), anak perusahaan tidak langsung, menyediakan jasa penambangan ke beberapa perusahaan termasuk PT Adaro Indonesia ("Adaro"). Kontrak dengan Adaro akan berakhir pada bulan Februari 2005. Penghasilan dari jasa yang diberikan untuk Adaro untuk enam bulan yang berakhir pada tanggal 30 Juni 2004 adalah sebesar Rp 702,9 miliar.

e. Mining contracting services

PT Pamapersada Nusantara ("Pamapersada"), an indirect subsidiary, provides mining services include PT Adaro Indonesia ("Adaro"). The contract with Adaro expires in Februari 2005. revenue from services provided for Adaro for the six months ended 30 June 2004 amounted to Rp 702.9 billion.

f. *Perjanjian usaha bersama (joint operations)*

PT Intertel Nusaperdana dan Astratel (keduanya merupakan anak perusahaan) mempunyai kepemilikan 100% pada sebuah konsorsium yang dikenal sebagai Konsorsium Intertel Astratel ("Konsorsium") yang membangun fasilitas telekomunikasi (paket I PBH-2) berdasarkan Pola Bagi Hasil dengan Telkom.

Berdasarkan Perjanjian Pola Bagi Hasil antara Konsorsium dan Telkom, Telkom akan mengoperasikan fasilitas telekomunikasi tersebut selama 11 tahun dan akan berakhir pada tanggal 28 Februari 2005. Setelah periode ini berakhir, kepemilikan atas fasilitas tersebut secara otomatis akan beralih kepada Telkom.

Konsorsium akan menerima penghasilan tetap sebesar persentase tertentu seperti yang tertera pada amandemen Perjanjian Pola Bagi Hasil.

f. Joint operation agreements

PT Intertel Nusaperdana and Astratel (both subsidiaries of the Company) have a 100% equity interest in a consortium known as Konsorsium Intertel Astratel ("Konsorsium"), which constructs telecommunication facilities (known as PBH-2 Package I) under a Revenue Sharing Program with Telkom.

Based on the Revenue Sharing Program Agreement, Telkom will operate the facility over a period of 11 years, which expires on 28 February 2005. Upon the expiration of the revenue sharing period, ownership of the facilities will automatically be transferred to Telkom.

The revenue of the Konsorsium is fixed at a rate specified in the amendment to the Revenue Sharing Program Agreement.

g. Proyek plasma

Sesuai dengan kebijakan Pemerintah Indonesia, hak guna usaha tertentu untuk perkebunan diberikan kepada pengembang apabila pengembang bersedia untuk mengembangkan areal perkebunan untuk petani plasma lokal, disamping mengembangkan perkebunan miliknya sendiri. Pengembangan plasma ini didanai dengan kredit investasi dari bank, yang disalurkan kepada pengembang pada masa penanaman (termasuk masa persiapan sampai periode sebelum tanaman menghasilkan). Perkebunan plasma akan dialihkan kepada petani plasma pada saat perkebunan mulai menghasilkan, dimana petani plasma berkewajiban untuk menjual hasil panennya kepada pengembang (anak perusahaan) dan

g. Plasma projects

In accordance with Indonesian Government policy, land rights for plantations are granted upon the grower's agreement to develop areas for local plasma farmers, in addition to developing their own plantations. Plasma development is funded by bank loans (investment credit facilities), which are granted to the grower at the cultivation stage (inclusive of preparatory stage and the growing period of the crops). Upon maturity of the plantations, the plasma plantations are transferred to the plasma farmers, who are obliged to sell their harvest to the grower (subsidiaries) and repay the investment credit loans via deductions from sales proceeds. In this respect, certain subsidiaries of AAL, as

(Expressed in millions of Rupiah)

mencicil kredit investasi tersebut dengan cara pemotongan dari hasil penjualannya. Sehubungan dengan hal tersebut, anak perusahaan tertentu dari AAL sebagai perusahaan inti dalam pengembangan proyek perkebunan plasma menjamin pembayaran kembali pinjaman petani plasma ke bank.

Fasilitas kredit investasi dijamin dengan perkebunan plasma dan aktiva lain yang terkait, jaminan dari perusahaan afiliasi, jaminan pribadi dari komisaris dan direktur anak perusahaan serta penyertaan saham anak perusahaan. Anak perusahaan juga menyatakan kesanggupannya untuk ikut serta mengadministrasikan pengembalian kredit yang diperoleh dari para petani plasma.

Akumulasi nilai konversi proyek perkebunan plasma hingga tanggal 30 Juni 2004 adalah sebesar Rp 199,8 miliar (2003: Rp 192 miliar). Jumlah ini merupakan pinjaman petani plasma dari bank pada saat konversi kebun plasma. Pada tanggal 30 Juni 2004 dan 2003, sebagian dari pinjaman ini telah dilunasi oleh petani plasma secara angsuran melalui pemotongan dari hasil penjualan buah kebun plasma ke perusahaan inti.

Sebagai perusahaan inti, anak perusahaan juga bertanggung jawab terhadap pembinaan petani plasma dalam hal pengelolaan kebun plasma setelah serah terima ke petani plasma.

h. Perjanjian pembiayaan bersama

Beberapa anak perusahaan yang bergerak di bidang jasa keuangan tertentu menandatangani perjanjian kerjasama dengan beberapa bank, dimana pihak bank akan menyalurkan fasilitas kredit untuk pembiayaan konsumen bersama dengan anak perusahaan. Sesuai dengan perjanjian tersebut, jumlah dana yang akan disediakan oleh masing-masing pihak adalah minimum 10% berasal dari anak perusahaan dan maksimum 90% dari pihak bank. Dalam hal ini, anak perusahaan diberikan hak untuk menetapkan tingkat bunga yang lebih tinggi kepada pelanggan. Selisih antara bunga yang diterima dari pelanggan dengan bunga yang dibayarkan ke bank dicatat sebagai penghasilan. Jumlah total maksimum pembiayaan pada tanggal 30 Juni 2004 adalah sebesar Rp 18,62 triliun (2003: Rp 13,43 triliun).

Atas transaksi ini, anak perusahaan menanggung semua risiko yang ada. Sedangkan atas transaksi

growers in development of plasma plantation projects, guarantee the repayment of plasma farmers□loans to the banks.

The investment credit facilities are secured by the plasma plantations and all the related assets, corporate guarantees from affiliates, personal guarantees from the subsidiaries' commissioners and directors, and the subsidiaries' investments in shares of stock. The subsidiaries also commit to administer loan repayments obtained from plasma farmers.

The accumulated conversion value of converted plasma plantation projects as at 30 June 2004 amounted to Rp 199.8 billion (2003: Rp 192 billion). This amount represents plasma farmers□loans from the banks at the time when plasma plantations are converted. As at 30 June 2004 and 2003, these loans are being repaid by the plasma farmers on an instalment basis through a withholding mechanism on sales of the plasma crops to the growers.

As the growers, the subsidiaries are also responsible for educating the plasma farmers on the maintenance of plasma plantations after conversion.

h. Joint financing agreements

Certain financial services subsidiaries entered into cooperation agreements with banks, whereby the banks will provide joint consumer financing facilities together with the subsidiaries. Under the agreements, the amount of funds to be financed by each party represents a minimum of 10% from the subsidiaries and a maximum of 90% from the banks. Under this scheme, the subsidiaries can charge higher interest rates to their customers. The excess of the interest received from the customers over the interest paid to the banks is recorded as revenue. The balance of these credit facilities as at 30 June 2004 amounted to Rp 18.62 trillion (2003: Rp 13.43 trillion).

For these transactions, the subsidiaries assume all risks. While for joint financing, the

(Expressed in millions of Rupiah)

pembiayaan bersama, risiko yang ditanggung oleh anak perusahaan tergantung dari syarat - syarat sebagaimana yang ditentukan dalam perjanjian pembiayaan bersama.

risks assumed by the subsidiaries arising from these transactions depends on the terms stated in the joint financing agreements.

i. Penjualan PT Pramindo Ikat Nusantara

Pada tanggal 19 April 2002, Telkom, PIN dan para pemegang saham PIN (termasuk didalamnya Astratel, anak perusahaan yang sepenuhnya dimiliki Perseroan) menandatangani Perjanjian Pembelian dan Penjualan Bersyarat (□P3B□) sehubungan dengan rencana untuk mengakuisisi seluruh saham PIN oleh Telkom. Dalam P3B tersebut disepakati bahwa Telkom akan membeli seluruh saham PIN dari para pemegang sahamnya dengan harga sekitar US$ 381 juta. Penjualan saham akan dilakukan dalam tiga transaksi penjualan saham yaitu: 30% pada tanggal 1 Agustus 2002 (Tanggal Penutupan Pertama), 15% paling lambat tanggal 30 September 2003 (Tanggal Penutupan Interim), dan 55% paling lambat tanggal 31 Desember 2004 (Tanggal Penutupan Lanjutan).

Pada tanggal penutupan/pelepasan tersebut terdapat kondisi tertentu yang harus dipenuhi oleh para pemegang saham.

Pada tanggal 1 Agustus 2002, Telkom dan pemegang saham PIN menandatangani Perubahan Perjanjian Pembelian dan Penjualan Bersyarat (□P4B□), yang merubah Tanggal Penutupan Pertama, menjad 15 Agustus 2002.

Pada tanggal 15 Agustus 2002, (Tanggal Penutupan Pertama yang telah diubah), Telkom dan Astratel menandatangani Instrumen Transfer Hak Awal Kepemilikan Saham (□Instrument of Transfer of Initial Rights to Shares□) pada PIN, dimana Astratel akan mentransfer 30% dari 35% saham PIN yang dimilikinya ke Telkom pada Tanggal Pelepasan Jaminan Saham (tanggal pembebasan jaminan saham sehubungan dengan hutang PIN pada International Finance Corporation).

Pada tanggal 17 September 2002 (Tanggal Pelepasan Jaminan Saham), Telkom melakukan pembayaran pertama kepada pemegang saham PIN sejumlah US$ 9,3 juta (untuk Astratel US$ 3,2 juta). Selanjutnya surat sanggup sejumlah US$ 130,2 juta diterbitkan untuk Astratel atas sisa kepemilikan mereka yang terdiri dari:

- sejumlah US$ 36,8 juta untuk Penjualan Saham Pertama yang terdiri dari surat

i. Disposal of PT Pramindo Ikat Nusantara

On 19 April 2002, Telkom, PIN and the shareholders of PIN (including Astratel, a wholly owned subsidiary) entered into a Conditional Sale and Purchase Agreement (□CSPA□) in respect of the proposed acquisition of all of PIN□s shares by Telkom. In the CSPA it is agreed that Telkom will acquire all of PIN□s shares from the shareholders of PIN for a total price of approximately US$ 381 million. The shares shall be disposed of in three share purchase transactions which are 30% on 1 August 2002 (the Initial Closing Date), 15% no later than 30 September 2003 (the Interim Closing Date), and 55% no later than 31 December 2004 (the Subsequent Closing Date).

Specific conditions are to be fulfilled by the selling shareholders prior to the above mentioned closing dates/disposals.

On 1 August 2002, Telkom and the shareholders of PIN entered into an Amendment to the Conditional Sale and Purchase Agreement (□ACSPA□), which amended the Initial Closing Date to 15 August 2002.

On 15 August 2002, (the amended Initial Closing Date), Telkom and Astratel entered into an Instrument of Transfer of Initial Rights to Shares in PIN, for Astratel to transfer 30% of its 35% interest in PIN to Telkom upon the Share Pledge Release Date (date of releasing the share pledged in connection with PIN□s loan to International Finance Corporation).

On 17 September 2002 (Shares Pledged Release Date), Telkom paid approximately US$ 9.3 million to the shareholders□of PIN as an initial payment (US$ 3.2 million for Astratel). Promissory notes were then issued to Astratel for the remaining consideration of US$ 130.2 million as follows:

- an amount of US$ 36.8 million for the Initial Sale of Shares that consisted of

(Expressed in millions of Rupiah)

sanggup yang jatuh tempo pada tanggal 15 Desember 2002, 15 Maret 2003 dan 15 Juni 2003.

- sejumlah US$ 20 juta untuk Penjualan Saham Interim yang terdiri dari surat sanggup yang jatuh tempo pada tanggal 15 Juni 2003, 15 September 2003 dan 15 Desember 2003.
- sejumlah US$ 73,4 juta untuk Penjualan Saham Lanjutan yang terdiri dari surat sanggup yang jatuh tempo pada tanggal 15 Desember 2003, 15 Maret 2004, 15 Juni 2004, 15 September 2004, dan 15 Desember 2004.

Pada tanggal 30 September 2003 (Tanggal Penutupan Interim), Astratel telah mentransfer 15% dari 35% sahamnya di PIN kepada Telkom.

Pada tanggal 15 Maret 2004, Telkom mempercepat pembayaran Penjualan Saham Lanjutan, dimana Telkom melunasi seluruh sisa pembayaran pada tanggal tersebut (call date). Pada tanggal yang sama, Asratel juga mentransfer sisa kepemilikan sahamnya di PIN yaitu sebesar 55% dari 35% sehingga Astratel tidak lagi memiliki kepemilikan di PIN.

promissory notes due on 15 December 2002, 15 March 2003 and 15 June 2003.

- an amount of US$ 20 million for the Interim Sale of Shares that consisted of promissory notes due on 15 June 2003, 15 September 2003 and 15 December 2003
- an amount of US$ 73.4 million for the Subsequent Sale of Shares that consisted of promissory notes due on 15 December 2003, 15 March 2004, 15 June 2004, 15 September 2004, and 15 December 2004.

On 30 September 2003 (the Interim Closing Date), Astratel transferred 15% of its original 35% interest in PIN to Telkom.

On 15 March 2004, Telkom accelerated the payment for the Subsequent Sale of Share, whereby Telkom settled the remaining payment on that date (call date). On the same date, Astratel also transferred the remaining 55% of its original 35% share in PIN, after which it ceased to own any shares in PIN.

28. OPSI SAHAM KARYAWAN

Perseroan memiliki program Opsi Saham Karyawan ("opsi saham") untuk para karyawan, eksekutif dan direksinya dengan rincian sebagai berikut:

28. EMPLOYEE STOCK OPTION PLANS

The Company has Employee Stock Option Plans ("stock options") for its employees, executives and directors as follows:

	Jumlah rights/ Total rights	Tanggal pemberian opsi/ Grant date	Periode eksekusi/ Exercise period	Harga eksekusi per saham (dalam satuan Rupiah)/ Exercise price per share (full Rupiah)	Beban kompensasi/ Compensation cost	
Pemberian tahap I	32,420,500	19 Mei/May 1999	19 Mei/May 2000 sampai/to 19 Mei/ May 2002	1,800	25,550	Grant I
Pemberian tahap II	37,579,500	19 Mei/May 2000	19 Mei/May 2001 sampai/to 19 Mei/ May 2003 (telah diperpanjang menjadi/extended to 18 Mei/May 2004	3,325	42,349	Grant II
					67,899	

Opsi tersebut diberikan kepada direksi, eksekutif, dan karyawan Grup Astra yang pada tanggal pemberian opsi telah bekerja di Grup Astra sekurang-kurangnya 1 tahun pada posisi manager ke atas

The options were granted to the directors, executives and employees of the Company and its subsidiaries (together the "Group") who have worked for the Group for at least 1 year at the manager level or above.

(Expressed in millions of Rupiah)

Karyawan Grup Astra mencakup karyawan anak perusahaan (tidak termasuk anak perusahaan yang telah mempunyai program opsi saham sendiri) dan karyawan yang memperoleh penugasan langsung dari Perseroan untuk ditempatkan di perusahaan afiliasi yang sahamnya baik langsung maupun tidak langsung dimiliki oleh Perseroan sebanyak 50% atau kurang dan Perseroan berhak untuk melakukan rotasi terhadap karyawan tersebut.

Employees of the Group include employees of the Company's subsidiaries (excluding subsidiaries which already have their own stock option plans) and employees assigned to work in affiliates in which 50% or less of the shares, directly and indirectly, are owned by the Company for which the Company has authorised the assignment of such employees.

Manajemen Perseroan memutuskan untuk memperpanjang jangka waktu pelaksanaan opsi saham Tahap II dengan pertimbangan bahwa jumlah dan harga pelaksanaan opsi saham tidak mengalami penyesuaian meskipun Perseroan melakukan rights issue pada awal tahun 2003 serta adanya beberapa periode selama masa eksekusi dari Mei 2001 hingga Mei 2003 dimana harga eksekusi opsi lebih tinggi daripada harga pasar saham Perseroan. Pada bulan Mei 2003, Komisaris Perseroan memberikan persetujuan untuk memperpanjang jangka waktu pelaksanaan opsi saham Tahap II, dari tanggal 19 Mei 2003 menjadi tanggal 18 Mei 2004.

The Company's management decided to extend the exercise period of option Grant II, with consideration that the number and exercise price of the stock options were not adjusted, eventhough the Company completed a rights issue at the beginning of 2003, and during the exercise period from May 2001 until May 2003 the exercise price was higher than the market price of the Company's shares. In May 2003, the Company's commissioners approved the extension of the exercise period for option Grant II from 19 May 2003 to 18 May 2004.

Sehubungan dengan opsi saham Tahap I, 532.000 rights sudah habis masa berlakunya pada tanggal 19 Mei 2002, sedangkan dengan opsi saham tahap II, 4.714.000 rights sudah habis masa berlakunya pada tanggal 18 Mei 2004.

In relation to stock option Grant I, 532,000 rights expired on 19 May 2002, while to stock option grant II, 4,714,000 rights expired on 18 May 2004.

Beban kompensasi ditentukan berdasarkan nilai wajar pada tanggal pemberian opsi. Nilai wajar setiap opsi yang diberikan ditentukan dengan menggunakan metode penentuan harga opsi "Black-Scholes" dengan asumsi sebagai berikut:

The compensation costs were determined based on the fair value at grant date. The fair value of each option granted is estimated using the "Black-Scholes" option pricing model, with the following assumptions:

	Pemberian Tahap I/ Grant I	Pemberian Tahap II/ Grant II	
Prakiraan dividen	0.00%	0.00%	Dividend yield
Ketidakstabilan harga yang diharapkan	54.97%	49.62%	Expected price volatility
Suku bunga bebas risiko yang diharapkan	12.00%	12.00%	Expected risk free interest rate
Periode opsi yang diharapkan	1.5 tahun/years	2.5 tahun/years	Expected lives

Informasi lain sehubungan dengan program Opsi Saham Karyawan adalah sebagai berikut:

Other relevant information under the plans is as follows:

	Jumlah saham/ Total shares	
Opsi saham Tahap II yang beredar pada 1 Januari 2004	7,143,500	Stock options Grant II outstanding as at 1 January 2004
Opsi saham Tahap II yang dieksekusi	(2,429,500)	Stock options Grant II exercised
Opsi saham Tahap II yang habis masa berlakunya	4,714,000	Expired stock options Grant II

(Expressed in millions of Rupiah)

29. DANA PENSIUN

Perseroan dan anak perusahaan tertentu menyelenggarakan program pensiun manfaat pasti untuk seluruh karyawan tetapnya. Jumlah kontribusi yang berasal dari kontribusi karyawan dihitung sebesar 3,2% dari gaji tahunan karyawan (dengan jumlah maksimum Rp 10 juta (dalam satuan Rupiah) per bulan untuk karyawan yang bergabung dengan Perseroan setelah tahun 1992) sedangkan kontribusi Perseroan dan anak perusahaan dihitung berdasarkan perhitungan aktuaria, kecuali kontribusi TAM Lama (lihat Catatan 3c). Kontribusi atas Dana Pensiun TAM Lama dihitung sebesar 11% dari gaji dasar tahunan karyawan yang diikutsertakan dalam program pensiun. Program pensiun tersebut dikelola oleh Dana Pensiun Astra, dan Dana Pensiun Toyota Astra Motor untuk TAM Lama.

Perhitungan aktuaria terakhir atas dana pensiun dilakukan oleh PT Dayamandiri Dharmakonsilindo, sebagai aktuaris independen tertanggal 31 Desember 2002, dengan menggunakan metode "Attained-Age-Normal" dan dengan mempertimbangkan asumsi-asumsi sebagai berikut:

29. RETIREMENT BENEFITS

The Company and certain domestic subsidiaries have defined benefit retirement plans covering all of their permanent employees. Contributions are funded and consist of employees' contributions computed at 3.2% of employees basic annual salaries (to a maximum of Rp 10 million (full Rupiah) per month for employees joining after 1992) and actuarially computed contributions from the Company and subsidiaries, except for Old TAM (refer to Note 3c). Contributions to Old TAM's retirement plan were computed at 11% of eligible employees basic annual salaries. The pension funds are managed by Dana Pensiun Astra, and Dana Pensiun Toyota Astra Motor for Old TAM.

The latest actuarial valuation of the retirement plan dated 31 December 2002, prepared by PT Dayamandiri Dharmakonsilindo, independent actuaries, using the "Attained-Age-Normal" method uses the following assumptions:

	Per tahun/ Per annum	
Tingkat diskonto	13%	Discount rate
Tingkat kenaikan kompensasi tahunan	10%	Annual rate of increase in compensation

Hasil penilaian aktuaria pada tanggal 31 Desember 2002 adalah sebagai berikut:

The result of the actuarial valuation as at 31 December 2002 is as follows:

Nilai wajar aktiva	343,308	Plan assets at fair value
Kewajiban aktuaria	(267,271)	Accumulated benefit obligations
Kelebihan nilai wajar aktiva atas kewajiban aktuaria	76,037	Excess of plan assets over accumulated benefit obligations

Biaya pensiun yang dibebankan adalah berjumlah Rp 29,1 miliar pada tahun 2004 dan Rp 20,9 miliar pada tahun 2003 dan disajikan dalam akun "Beban usaha" dan "Beban pokok penghasilan".

Retirement benefits charged to operations amounted to Rp 29.1 billion in 2004 and Rp 20.9 billion in 2003 and are included in "Operating expenses" and "Cost of revenues" accounts.

30. AKTIVA ATAU KEWAJIBAN BERSIH DALAM MATA UANG ASING

Perseroan dan anak perusahaan memiliki aktiva dan kewajiban dalam mata uang asing dengan rincian sebagai berikut (dalam satuan terdekat):

30. NET ASSETS OR LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Company and its subsidiaries have assets and liabilities denominated in foreign currencies as follows (in full amounts):

	2004					
	JPY	US$	EUR	GBP	Others*	
Aktiva						Assets
Kas dan setara kas	526,249,348	267,435,132	371,183	39,177	2,108,228	Cash and cash equivalents
Investasi jangka pendek	-	51,491,246	-	-		Short-term investments
Piutang usaha	243,217,746	167,527,396	55,911	26,721	88,352	Trade receivables

	2004					
	JPY	US$	EUR	GBP	Others*	
Aktiva						Assets
Piutang lain-lain	34,975,978	45,201,405	696,609	-	895	Other receivables
Pembayaran dimuka lainnya	93,360,635	1,507,497	9,716	45,686	375,707	Other prepayments
Kas dan deposito berjangka yang dibatasi penggunaannya	88,665,208	15,849,670	1,099,775	-	2,429,397	Restricted cash and time deposits
Dana pelunasan obligasi	-	453,718	-	-	-	Bond sinking funds
Aktiva lain-lain	-	536,766	-	-	-	Other assets
	986,468,915	550,002,830	2,233,194	111,584	5,002,579	
Kewajiban						Liabilities
Pinjaman jangka pendek	(4,786,310,352)	(9,933,341)	(1,724,436)	-	-	Short-term loans
Hutang usaha	(1,986,423,136)	(164,191,934)	(3,026,343)	(363,022)	(1,412,158)	Trade payables
Hutang lain-lain	(232,566,530)	(11,769,401)	(30,231)	18	(273)	Other payables
Uang jaminan pembelian dari pelanggan dan uang muka penjualan	(22,284,292)	(5,476,187)	(61,205)	-	-	Purchases guarantee from customers and sales advances
Biaya yang masih harus dibayar	(216,874,488)	(20,716,915)	(24,105)	-	-	Accrued expenses
Hutang jangka panjang	(2,084,107,469)	(434,015,661)	-	-	-	Long-term debt
Passiva lain-lain	(723,759)	(270,528)	-	-	-	Other liabilities
	(9,329,290,026)	(646,373,967)	(4,866,320)	(363,004)	(1,412,431)	
(Kewajiban)/aktiva bersih	(8,342,821,111)	(96,371,137)	(2,633,126)	(251,420)	3,590,148	Net (liabilities)/assets
Dalam ekuivalen Rupiah (dalam jutaan)	(724,176)	(907,334)	(29,976)	(4,282)	33,801	Rupiah equivalent (in millions)
Jumlah dalam Rupiah - bersih (dalam jutaan)	(1,631,967)					Total in Rupiah net (in millions)

* Aktiva dan kewajiban dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US$ dengan menggunakan kurs pada tanggal neraca.

* Assets and liabilities denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.

	2003					
	JPY	US$	EUR	GBP	Others*	
Aktiva						Assets
Kas dan setara kas	517,829,674	325,209,285	3,617,563	3,707	267,855	Cash and cash equivalents
Investasi jangka pendek	-	11,035,812	-	-	-	Short-term investments
Piutang usaha	88,652,877	38,479,316	-	-	138,047	Trade receivables
Piutang lain-lain	16,992,943	6,705,196	241,438	-	-	Other receivables
Pembayaran dimuka lainnya	1,548,439	1,866,352	2,415	201	2,045	Other prepayments
Kas dan deposito berjangka yang dibatasi penggunaannya	97,832,320	9,311,968	7	-	-	Restricted cash and time deposits
Dana pelunasan obligasi	-	9,969,851306	-	-	-	Bond sinking funds
Aktiva lain-lain	-	33,064,788	-	-	-	Other assets
	722,856,253	435,642,568	3,861,423	3,908	407,947	
Kewajiban						Liabilities
Pinjaman jangka pendek	(7,223,499,573)	(6,500,000)	(4,275,825)	-	-	Short-term loans
Hutang usaha	(1,399,026,282)	(49,390,596)	(1,879,368)	(316,318)	(165,339)	Trade payables
Hutang lain-lain	-	(4,519,182)	(14,023)	-	(33,390)	Other payables
Uang jaminan pembelian dari pelanggan dan uang muka penjualan	(1,564,475)	(1,579,079)	-	-	-	Purchases guarantee from customers and sales advances
Biaya yang masih harus dibayar	(179,998,524)	(7,411,986)	-	(201)	-	Accrued expenses
Hutang jangka panjang	(2,234,107,469)	(756,997,262)	-	-	-	Long-term debt
Pasiva lain-lain	(213,751)	(994,075)	-	-	-	Other liabilities
	(11,038,410,074)	(827,392,180)	(6,169,216)	(316,519)	(198,729)	
(Kewajiban)/aktiva bersih	(10,315,553,821)	(391,749,612)	(2,307,793)	(312,611)	209,218	Net (liabilities)/assets
Dalam ekuivalen Rupiah (dalam jutaan)	(713,097)	(3,245,646)	(21,869)	(4,282)	1,733	Rupiah equivalent (in millions)
Jumlah dalam Rupiah - bersih (dalam jutaan)	(3,983,161)					Total in Rupiah net (in millions

* Aktiva dan kewajiban dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US$ dengan menggunakan kurs pada tanggal neraca.

* Assets and liabilities denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.

(Expressed in millions of Rupiah)

31. PERISTIWA SETELAH TANGGAL NERACA

PT Astra Graphia Tbk.

Pada bulan Juli 2004, AG menerima surat dari Singapore Computer System Limited, Singapura, yang mengajukan usulan perpanjangan atas MoU dan AG telah menyetujui atas usulan tersebut. Dengan demikian maka jangka waktu berlakunya MoU diperpanjang sampai dengan tanggal 16 Agustus 2004 (lihat Catatan 3c).

PT United Tractors Tbk. ("UT") dan PT Traktor Nusantara ("TN")

Pada tanggal 15 Juli 2004, UT dan TN, masing-masing anak perusahaan Perseroan, dan pemegang saham lain dari PT Pandu Dayatama Patria ("PDP") telah menandatangani Perjanjian Pembelian Saham (Shares Purchase Agreement / "SPA") dengan Komatsu Zenoah Co. dan PT Komatsu Indonesia Tbk., untuk menjual seluruh kepemilikan saham UT dan TN pada PDP, yaitu sebesar 90% dari total saham yang diterbitkan oleh PDP.

Penyelesaian transaksi ini tergantung kepada dipenuhinya semua ketentuan dan persyaratan yang tercantum dalam SPA.

32. REKLASIFIKASI AKUN

Sejumlah Rp 135,1 miliar dalam laporan keuangan konsolidasian tahun 2003 telah direklasifikasi dari piutang lain-lain lancar menjadi pajak dibayar di muka agar sesuai dengan penyajian laporan keuangan konsolidasian tahun 2004.

Sejumlah Rp 40,6 miliar dalam laporan keuangan konsolidasian tahun 2003 telah direklasifikasi dari kewajiban diestimasi jangka panjang menjadi pajak dibayar di muka agar sesuai dengan penyajian laporan keuangan konsolidasian tahun 2004.

Sejumlah Rp 243,4 miliar dalam laporan keuangan konsolidasian tahun 2003 telah direklasifikasi dari kewajiban diestimasi jangka panjang menjadi kewajiban diestimasi jangka pendek.

33. INFORMASI TAMBAHAN

Berikut pada halaman 99 sampai dengan halaman 106 adalah informasi keuangan PT Astra International Tbk. (induk perusahaan saja) yang menyajikan penyertaan Perseroan pada anak perusahaan berdasarkan metode ekuitas dan bukan dengan metode konsolidasi.

31. SUBSEQUENT EVENTS

PT Astra Graphia Tbk.

On July 2004, AG received a letter from Singapore Computer System Limited, Singapore, that proposes an extension of MoU and AG has approved the proposal. Thus, the period of MoU is extended until 16 August 2004 (refer to Note 3c).

PT United Tractors Tbk. ("UT") dan PT Traktor Nusantara ("TN")

On 15 July 2004, UT and TN, subsidiaries of the Company and other shareholders of PDP signed a Share Purchase Agreement ("SPA") with Komatsu Zenoah Co. and PT Komatsu Indonesia Tbk. for the sale of all UT's and TN's shareholdings in PDP, which represent 90% of the total shares issued by PDP.

The finalisation of the transaction is subject to fulfillment of all the terms and conditions as stipulated in SPA.

32. RECLASSIFICATION OF ACCOUNTS

An amount of Rp 135.1 billion included in the 2003 consolidated financial statements has been reclassified from other receivables-current to prepaid taxes to be consistent with the presentation of the 2004 consolidated financial statements.

An amount of Rp 40.6 billion included in the 2003 consolidated financial statements has been reclassified from provision-non current to prepaid taxes to be consistent with the presentation of the 2004 consolidated financial statements.

An amount of Rp 243.4 billion included in the 2003 consolidated financial statements has been reclassified from provision-non current to provision-current.

33. SUPPLEMENTARY INFORMATION

The following financial information of PT Astra International Tbk. (parent company only) on pages 99 to 106, presents the Company's investments in subsidiaries under the equity method, as opposed to the consolidation method.

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA / PARENT COMPANY ONLY

NERACA 30 JUNI 2004 DAN 2003 (Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)	2004 Tidak diaudit/ Unaudited	2003 Tidak diaudit/ Unaudited	BALANCE SHEETS AS AT 30 JUNE 2004 AND 2003 (Expressed in millions of Rupiah, except par value per share)
AKTIVA			**ASSETS**
Aktiva Lancar			Current assets
Kas dan setara kas	2,373,040	1,127,248	Cash and cash equivalents
Investasi jangka pendek	4,488	1,578	Short-term investments
Piutang usaha:			Trade receivables:
(setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 2.006 pada 30/06/2004 dan Rp 7.608 pada 30/06/2003)			(net of provision for doubtful accounts of Rp 2,006 at 30/06/2004 and Rp 7,608 at 30/06/2003)
Pihak yang mempunyai hubungan istimewa	42,036	39,514	Related parties
Pihak ketiga	1,155,448	1,057,047	Third parties
Piutang lain-lain			Other receivables
(setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 16.888 pada 30/06/2004 dan Rp 8.949 pada 30/06/2003)	8,029	92,020	(net of provision for doubtful accounts of Rp 16,888 at 30/06/2004 and Rp 8,949 at 30/06/2003)
Persediaan			Inventories
(setelah dikurangi penyisihan sebesar Rp 1.075 pada 30/06/2004 dan Rp 6.410 pada 30/06/2003)	509,849	715,751	(net of provision of Rp 1,075 at 30/06/2004 and Rp 6,410 at 30/06/2003)
Pajak dibayar di muka	154,993	181,479	Prepaid taxes
Pembayaran dimuka lainnya	70,525	33,827	Other prepayments
Jumlah aktiva lancar	4,318,408	3,248,464	Total current assets
Aktiva tidak lancar			Non-current assets
Kas dan deposito berjangka yang dibatasi penggunaannya	13,134	1,302,661	Restricted cash and time deposits
Dana pelunasan obligasi	19,028	5,312	Bond sinking funds
Piutang lain-lain - pihak yang mempunyai hubungan istimewa (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 21.410 pada 30/06/2004 dan Rp 28.096 pada 30/06/2003)	722,489	489,736	Other receivables - related paties (net of provision for doubtful accounts of Rp 21,410 at 30/06/2004 and Rp 28,096 at 30/06/2003)
Investasi pada anak perusahaan perusahaan asosiasi, dan jointly controlled entities	11,638,367	10,177,028	Investments in subsidiaries, associates and jointly controlled entities
Investasi jangka panjang lain-lain (setelah dikurangi penyisihan penurunan nilai sebesar Rp 5.657 pada 30/06/2003)	114,067	55,643	Other long term investments (net of provision for decline in value of Rp 5,657 at 30/06/2003)
Aktiva tetap (setelah dikurangi akumulasi penyusutan sebesar Rp 570.880 pada 30/06/2004 dan Rp 488.183 pada 30/06/2003)	1,452,893	1,449,410	Fixed assets (net of accumulated depreciation of Rp 570,88□ at 30/06/2004 and Rp 488,183 at 30/06/2003)
Aktiva pajak tangguhan	179,291	723,723	Deferred tax assets
Aktiva lain-lain	240,585	223,471	Others assets
Jumlah aktiva tidak lancar	14,379,854	14,426,984	Total non-current assets
JUMLAH AKTIVA	18,698,262	17,675,448	TOTAL ASSETS

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA / PARENT COMPANY ONLY

NERACA
30 JUNI 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 30 JUNE 2004 AND 2003
(Expressed in millions of Rupiah, except par value per share)

	2004 Tidak diaudit/ Unaudited	2003 Tidak diaudit/ Unaudited	
KEWAJIBAN DAN EKUITAS			LIABILITIES AND EQUITY
Kewajiban jangka pendek			Current liabilities
Hutang usaha :			Trade payables:
Pihak yang mempunyai hubungan istimewa	930,548	886,628	Related parties
Pihak ketiga	71,912	103,791	Third parties
Hutang lain-lain	761,089	92,819	Others payables
Uang jaminan pembelian dari pelanggan	266,500	112,735	Purchases guarantee from customers
Hutang pajak	157,824	17,854	Taxes payable
Biaya yang masih harus dibayar	475,083	376,398	Accrued expenses
Kewajiban diestimasi	6,432	243,364	Provisions
Penghasilan tangguhan	13,007	21,266	Unearned income
Bagian jangka pendek dari hutang jangka panjang :			Current portion of long-term debt :
Hutang bank	222,313	505,752	Bank loans
Obligasi	115,059	323,032	Bonds
Jumlah kewajiban jangka pendek	3,019,767	2,683,639	Total current liabilities
Kewajiban jangka panjang			Non-current liabilities
Hutang lain-lain - pihak yang mempunyai hubungan istimewa	2,337	19,210	Other payables - related parties
Penghasilan tangguhan	14,491	20,014	Unearned income
Kewajiban diestimasi	48,799	51,623	Provisions
Hutang jangka panjang - setelah dikurangi bagian jangka pendek:			Long-term debt - net of current portion :
Hutang bank	626,330	2,728,408	Bank loans
Obligasi	1,330,577	2,475,641	Bonds
Jumlah kewajiban jangka panjang	2,022,534	5,294,896	Total non-current liabilities

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA / PARENT COMPANY ONLY

NERACA
30 JUNI 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 30 JUNE 2004 AND 2003
(Expressed in millions of Rupiah, except par value per share)

	2004 Tidak diaudit/ Unaudited	2003 Tidak diaudit/ Unaudited	
Ekuitas			Equity
Modal saham:			Share capital :
Modal dasar - 6.000.000.000 saham dengan nilai nominal Rp 500 per saham			Authorised - 6,000,000,000 shares with par value of Rp 500 per share
Modal ditempatkan dan disetor penuh - 4.048.355.314 saham pada 30/06/2004 dan 4.016.933.116 saham pada 30/06/2003	2,024,178	2,008,467	Issued and fully paid 4,048,355,314 shares at 30/06/2004 and 4,016,933,116 shares at 30/06/2003
Tambahan modal disetor	1,106,121	1,097,781	Additional paid-in capital
Selisih penilaian kembali aktiva tetap	430,121	430,121	Fixed assets revaluation reserve
Selisih transaksi restrukturisasi entitas sepengendali	124,361	124,361	Difference arising from restructuring transactions of entities under common control
Selisih transaksi perubahan ekuitas perusahaan afiliasi	1,033,516	1,429,794	Difference arising from equity transactions of affiliates
Akumulasi selisih kurs karena penjabaran laporan keuangan	(6,576)	(6,576)	Exchange differences due to financial statement translation
Akumulasi penyesuaian nilai wajar investasi	(331,542)	(331,547)	Investment fair value revaluation reserve
Saldo laba telah ditentukan penggunaannya	124,700	44,700	Appropriated retained earnings
Saldo laba yang belum ditentukan penggunaannya	9,151,082	4,899,812	Unappropriated retained earnings
Jumlah ekuitas	13,655,961	9,696,913	Total equity
JUMLAH KEWAJIBAN DAN EKUITAS	18,698,262	17,675,448	TOTAL LIABILITIES AND EQUITY

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA / PARENT COMPANY ONLY

LAPORAN LABA RUGI
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah,
kecuali laba bersih per saham)

STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED
30 JUNE 2004 AND 2003
(Expressed in millions of Rupiah,
except net earnings per share)

	2004 Tidak diaudit/ Unaudited	2003 Tidak diaudit/ Unaudited	
Penghasilan bersih	12,936,050	9,480,541	Net revenues
Beban pokok penghasilan	(11,367,441)	(8,407,750)	Cost of revenues
Laba kotor	1,568,609	1,072,791	Gross profit
Beban usaha	(1,081,567)	(927,987)	Operating expenses
Laba usaha	487,042	144,804	Operating income
Penghasilan/(beban) lain-lain :			Other income/(expenses) :
Penghasilan bunga	65,686	64,887	Interest income
Keuntungan penjualan investasi	3,509	-	Gain on sale of investment
Keuntungan penjualan aktiva tetap	1,210	1,048	Gain on sale of fixed assets
Penyisihan kerugian atas opsi	-	23,455	Provision for loss on option
Keuntungan pembelian kembali hutang	-	2,546	Gain on debt buy backs
(Kerugian)/keuntungan selisih kurs	(33,729)	287,124	Foreign exchange (loss)/gain
Beban bunga	(122,245)	(228,100)	Interest expense
Penghasilan lain-lain	172,633	51,676	Other income
	87,064	202,636	
Bagian laba bersih anak perusahaan, perusahaan asosiasi dan jointly controlled entities	2,202,487	1,651,624	Equity in net income of subsidiaries, associates and jointly controlled entities
Laba sebelum pajak penghasilan	2,776,593	1,999,064	Profit before income tax
Beban pajak penghasilan	(175,004)	(199,296)	Income tax expense
Laba bersih	2,601,589	1,799,768	Net income
Laba bersih per saham :			Net earnings per share :
Dasar (dalam satuan Rupiah)	643	448	Basic (full Rupiah)
Dilusian (dalam satuan Rupiah)	643	446	Diluted (full Rupiah)

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA/*PARENT COMPANY ONLY*

LAPORAN PERUBAHAN EKUITAS
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED
30 JUNE 2004 AND 2003
(Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions of entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Difference arising from equity transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2003	1,304,044	453,209	430,121	124,361	1,405,002	(6,576)	(352,411)	4,700	3,140,044	6,502,494	*Balance at 1 January 2003*
Laba bersih	-	-	-	-	-	-	-	-	1,799,768	1,799,768	*Net income*
Pembentukan cadangan wajib	-	-	-	-	-	-	-	40,000	(40,000)	-	*Appropriation for statutory reserve*
Penerbitan saham	704,423	-	-	-	-	-	-	-	-	704,423	*Shares issued*
Tambahan modal disetor	-	644,572	-	-	-	-	-	-	-	644,572	*Additional paid-in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	24,792	-	-	-	-	24,792	*Difference arising from equity transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	20,864	-	-	20,864	*Investment fair value revaluation*
Saldo 30 Juni 2003 - Tidak diaudit	2,008,467	1,097,781	430,121	124,361	1,429,794	(6,576)	(331,547)	44,700	4,899,812	9,696,913	*Balance at 30 June 2003 - Unaudited*

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA/*PARENT COMPANY ONLY*

LAPORAN PERUBAHAN EKUITAS
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED
30 JUNE 2004 AND 2003
(Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions of entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Difference arising from equity transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2004	2,017,688	1,099,259	430,121	124,361	1,030,643	(6,576)	(345,457)	44,700	7,317,713	11,712,452	*Balance at 1 January 2004*
Laba bersih	-	-	-	-	-	-	-	-	2,601,589	2,601,589	*Net income*
Dividen	-	-	-	-	-	-	-	-	(688,220)	(688,220)	*Dividend*
Pembentukan cadangan wajib	-	-	-	-	-	-	-	80,000	(80,000)	-	*Appropriation for statutory reserve*
Penerbitan saham	6,490	-	-	-	-	-	-	-	-	6,490	*Shares issued*
Tambahan modal disetor	-	6,862	-	-	-	-	-	-	-	6,862	*Additional paid in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	2,873	-	-	-	-	2,873	*Difference arising from equity transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	13,915	-	-	13,915	*Investment fair value revaluation*
Saldo 30 Juni 2004 - Tidak diaudit	2,024,178	1,106,121	430,121	124,361	1,033,516	(6,576)	(331,542)	124,700	9,151,082	13,655,961	*Balance at 30 June 2004 - Unaudited*

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / PARENT COMPANY ONLY

LAPORAN ARUS KAS
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
30 JUNE 2004 AND 2003
(Expressed in millions of Rupiah)

	2004 Tidak Diaudit/ Unaudited	2003 Tidak Diaudit/ Unaudited	
Arus kas dari aktivitas operasi :			Cash flows from operating activities:
Penerimaan dari pelanggan	12,642,603	9,084,782	Receipts from customers
Penghasilan bunga yang diterima	58,923	60,849	Interest income received
Pembayaran kepada pemasok	(10,886,408)	(7,835,874)	Payments to suppliers
Pembayaran kepada karyawan	(289,070)	(264,579)	Payments to employees
Pembayaran untuk beban usaha	(607,263)	(663,579)	Payments for operating expenses
Pembayaran untuk pajak penghasilan	(55,625)	(3,590)	Payments of corporate income tax
Penerimaan dari/(pembayaran untuk) aktivitas operasi lainnya	115,429	(84,670)	Receipts from/(payments for) other operating activities
Arus kas bersih yang diperoleh dari aktivitas operasi	978,589	293,339	Net cash flows provided from operating activities
Arus kas dari aktivitas investasi :			Cash flows from investing activities:
Dividen kas yang diterima	1,434,827	753,838	Cash dividends received
Penerimaan dari pengembalian uang muka penyertaan saham	69,871	59,058	Reduction in advances for purchase of shares of stock
Hasil penjualan aktiva tetap	1,389	1,303	Proceeds from sale of fixed assets
Perolehan aktiva tetap dan aktiva yang belum digunakan dalam usaha	(42,412)	(58,099)	Acquisitions of fixed assets and assets not yet used in operations
Penambahan investasi	(1,376,306)	(41,407)	Additions to investments
Arus kas bersih yang diperoleh dari aktivitas investasi	87,369	714,693	Net cash flows provided from investing activities

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / PARENT COMPANY ONLY

LAPORAN ARUS KAS
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
30 JUNE 2004 AND 2003
(Expressed in millions of Rupiah)

	2004 Tidak Diaudit/ Unaudited	2003 Tidak Diaudit/ Unaudited	
Arus kas dari aktivitas pendanaan :			Cash flows from financing activities :
Penambahan modal saham	13,353	1,361,096	Proceeds from issuance of share capital
Pembayaran beban bunga	(44,634)	(232,833)	Interest expense paid
Pembayaran hutang jangka panjang	(688,024)	(538,122)	Repayment of long-term loans
Penurunan/(penambahan) kas dan deposito berjangka yang dibatasi penggunaannya	943,349	(1,270,097)	Reduction/(addition) in restricted cash and time deposits
(Penambahan)/penurunan dana pelunasan obligasi	(5,388)	148,062	(Addition)/reduction to bond sinking fund
Arus kas bersih yang diperoleh dari/ (digunakan untuk) aktivitas pendanaar	218,656	(531,894)	Net cash flows provide from/ (used in) financing activities
Kenaikan bersih kas dan setara kas	1,284,614	476,138	Net increase in cash and cash equivalents
Dampak perubahan selisih kurs pada kas dan setara kas	5,777	(4,258)	Effects of exchange rate changes on cash and cash equivalents
Kas dan setara kas pada awal periode	1,082,649	655,368	Cash and cash equivalents at the beginning of the period
Kas dan setara kas pada akhir periode	2,373,040	1,127,248	Cash and cash equivalents at the end of the period
Aktivitas yang tidak mempengaruhi arus kas :			Activity not affecting cash flows:
Keuntungan yang belum direalisasi atas efek tersedia untuk dijual	13,915	20,864	Unrealized gain on securities available for sale

MASNET No. 78 OF 29.07.2004
Announcement No. 81

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

First Half 2004 Profit Announcement of PT Tunas Ridean Tbk

We attach for information the Profit Announcement for the first half 2004 released by our 34% associated company, PT Tunas Ridean Tbk, to the Jakarta Stock Exchange today.

2004-2Q Tunas Ridean Financials (press release; 2004-2Q Tunas Ridean Financials (financial)

Submitted by Ho Yeng Tat, Group Company Secretary on 29/07/2004 to the SGX

PT TUNAS RIDEAN Tbk

Automotive
Finance
Rental
Services

PRESS RELEASE
29 July 2004

Tunas Ridean Net Profit Grew 151% in First Half 2004

PT Tunas Ridean Tbk's net profit grew by 151% to Rp 70.1 billion in the first half of 2004, compared to Rp 28.0 billion in the same period last year. Consolidated net revenue was Rp 1,697.4 billion, up 33% compared to Rp 1,280.2 billion last year. The increase was due mainly to the increase in the Financial Services Division's revenue of 45% to Rp 186 billion, supported by 9 new branches in strategic cities in Java, Sumatra and Kalimantan.

The automotive net sales increased by 31% to Rp 1,511.4 billion compared to Rp 1,152.3 billion of the previous year, resulting from the increase in new car and motorcycle unit sales. New car sales rose by 37% to 9,105 units and motorcycle sales increased by 165% to 32,551 units in the first 6 months. The increase in new car sales was due to the success of the Toyota Avanza and Daihatsu Xenia launches and lower interest rates.

New lending rose by 47% from Rp 367 billion in the first half of the previous year to Rp 538 billion this year. This was supported by the success of subsidiary, PT Tunas Financindo Sarana's bond issues of Rp 500 billion last year and Rp 350 billion this year.

In July 2004, PT. Tunas Financindo Sarana signed an agreement with PT. Bank Negara Indonesia Tbk to grant vehicle consumer financing to customers.

Full year (Audited) 2003 *IDR billions*		HY (Not audited) 2004 *IDR billions*	2003 *IDR billions*	Growth
2,700.4	Net sales	1,697.4	1,280.3	+32.6%
227.5	Gross profit	161.5	90.2	+79.0%
117.2	Operating profit	99.2	41.4	+139.6%
120.0	Profit before taxation	102.3	43.7	+134.2%
82.1	Net profit	70.1	28.0	+150.8%
59	Earnings per share (IDR)*	50	20	+150.8%

** Based on 1,395 million shares*

For further information, please contact:
Miranti H. Andiyana (6221) 794 4788 or email: miranti@tunasgroup.com

FINANCIAL HIGHLIGHTS

Revenue



Rp billion
2,000
1,500
1,000
500
-
1,166
1,280
1,697
Jun-02
Jun-03
Jun-04

Net Profit



Rp billion
80
60
40
20
-
30
28
70
Jun-02
Jun-03
Jun-04

Revenue up 33% on strong Finance growth whilst Net Profit up 151%. Opex up 22% due to opening of 15 new branches (6 Honda & 9 finance).

TFS Funding



Rp billion
600
500
400
300
200
100
-
176
367
538
Jun-02
Jun-03
Jun-04

Tunas Finance funding increased 47% particularly because of new branches opened in strategic cities in Java, Sumatra and Kalimantan.

GROUP CONTACTS

PT Tunas Ridean Tbk *– Operational Office*
Jl. Pasar Minggu No. 7
Jakarta 12740 Indonesia
Tel. (62 21) 794 4788; Fax. (62 21) 799 5621

Tunas Toyota
Jl. Pasar Minggu No. 7
Jakarta 12740 Indonesia
Tel. (62 21) 794 0777

Tunas Daihatsu
Jl. Prof. Soepomo No. 31
Tebet Jakarta Indonesia
Tel. (62 21) 829 6036

Tunas BMW
Jl. Prof. Soepomo No. 174
Tebet Jakarta Indonesia
Tel. (62 21) 829 8451

Tunas Peugeot
Jl. Kapten Tendean No. 18
Jakarta Indonesia
Tel. (62 21) 7179 0415

Tunas GM AutoWorld
Jl. Sutan Iskandar Muda No. 75 E-F
Arteri Pondok Indah Jakarta Indonesia
Tel. (62 21) 722 5222

Tunas Dwipa Matra (Honda motorcycle)
Jl. DR Saharjo No. 319
Tebet Jakarta Indonesia
Tel. (62 21) 835 7161

Tunas Finance
Jl. Pecenongan No. 60-62
Jakarta 10120 Indonesia
Tel. (62 21) 380 8939

Tunas Rental
Jl. Kapten Tendean No. 15-17
Jakarta Indonesia
Tel. (62 21) 522 4646

For all your automotive needs, please visit
www.TunasGroup.com
Hotline: (62 21) 798 7070

PT Tunas Ridean Tbk

Group Outline

Half Year 2004

PT TUNAS RIDEAN Tbk

Tunas Ridean Group is the largest independent motor vehicle dealership group in Indonesia representing Toyota, Daihatsu, BMW, Peugeot, Chevrolet, Subaru and Honda motorcycles throughout strategic cities in Java and Sumatra.
The Group's Finance Division is also a major provider of vehicle financing plus rental & fleet management services across the country.

Established in 1967, Tunas Ridean operates 108 offices across the country - 30 new car dealerships, 3 used car centers, 32 after-sales service centers, 4 body repair centers, 1 motorcycle main dealership, 10 motorcycle dealerships, 24 vehicle-financing branches and 4 rental & fleet management offices.

Tunas Ridean has been listed on the Jakarta Stock Exchange since 1995, and received awards from Investor magazine as the Best Listed Company in the Trade Sector in 2001 and 2003.

The Group launched TUNASFriend in September 2003 to assist customers with their automotive requests no matter where they are, 24 hours a day – 7 days a week.
TUNASFriend incorporates a Mobile Workshop Service, 24 Hour Breakdown and Emergency Assistance, plus a Spare Parts Delivery Service via a fleet of mobile service cars, trucks and motorcycles.

TUNASFriend **TUNASFriend Hotline (021) 798 8080**

AUTOMOTIVE DIVISION

Unit Sales and Revenue increased 119% & 31% YoY to 41,972 units and Rp 1,511.4 b respectively. The division maintained its national market share at 4.0%.

16 authorized dealerships, 3 used car centers, 4 body repair centers and 11 after-sales service centers in Jakarta, Banten, Cilegon and Bandung.

Sold and serviced 7,051 and 38,704 units respectively, and our share of the Toyota national and Jakarta markets was 9.7% & 18.9% respectively.

8 authorized dealerships and 5 after-sales service centers in Jakarta, Cilegon, Bandung and 1 after-sales service center in Lampung.

Sold and serviced 1,523 and 11,784 units respectively, and our share of the Daihatsu national and Jakarta markets was 7.4% & 24.0% respectively.

3 authorized dealerships and 3 after-sales service centers in Jakarta and Surabaya.

Sold and serviced 241 and 5,948 units respectively, and our share of the BMW national and Jakarta markets was 25.9% & 41.7% respectively.

PEUGEOT
1 authorized dealership and 1 after-sales service center in Jakarta.

Sold and serviced 98 and 1,632 units respectively, and our share of the Peugeot national and Jakarta markets was 20.0% & 39.2% respectively.

CHEVROLET

2 authorized dealerships and 2 after-sales service centers in Jakarta.

Sold and serviced 191 and 1,611 units respectively, ar our share of the GM national and Jakarta markets wa 10.3% & 29.3% respectively.

HONDA

1 main dealership in Lampung, 10 authorised dealerships and 1 after-sales service centers in Jakarta, Bekasi, Lampung and Bangka Belitung.

Sold and serviced 32,551 and 24,115 units respectivel and our share of the Honda national market was 3.3%.

FINANCIAL SERVICES DIVISION

TUNAS FINANCE & RENTAL

24 vehicle financing branches plus 4 rental & fleet management offices in Jakarta, Bekasi, Depok, Cilegon, Tangerang, Bogor, Cirebon, Tasikmalaya, Bandung, Solo, Semarang, Jogja, Surabaya, Malang, Lampung, Medan, Balikpapan, Samarinda, and Makasar.

New lending increased 47% to Rp 367 b, and revenu increased 45% to Rp 186 b including a 52% increase revenue from rental & fleet management services.

SHARE PRICE

The Company's share price closed at Rp 320 at Q2 0 having reached a high and low of Rp 415 and Rp 30 respectively, during the period with average tradir volume of Rp 2.1 million shares per day.

The AGM has approved to pay final dividend for 2003 Rp 12.2 per share, totaling Rp 19.5 per share (includir interim dividend which was paid on 22 October 2003).

MASNET No. 53 OF 23.07.2004
Announcement No. 53

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Standard Chartered and Astra partnership to bid for Bank Permata

We attach for information a public announcement released in Jakarta today by PT Astra International Tbk, a 42% associate of Jardine Cycle & Carriage Limited.

SCB & Astra partnership to bid for Permata (23jul04

Submitted by Ho Yeng Tat, Group Company Secretary on 23/07/2004 to the SGX

ASTRA international Standard Chartered

Press announcement
Standard Chartered and Astra partnership to bid for Bank Permata

23rd July 2004

The Government of Indonesia has announced its intention to sell up to 71% of PT Bank Permata Tbk ("Bank Permata") during the fourth quarter of 2004 and Perusahaan Pengelola Aset ("PPA") has appointed ABN Amro as its financial adviser in relation to the sale process. ABN Amro is seeking offers from investors who satisfy the criteria published on 19 July 2004.

In response to the announcement, Standard Chartered PLC ("Standard Chartered") and PT Astra International Tbk ("Astra") (the "Partners") have formed a partnership to submit a Request for Qualification in order to participate in the sale process. The formation of the partnership underlines the commitment of both Standard Chartered and Astra to their existing financial services businesses in Indonesia and to the continued development of the Indonesian banking sector. This commitment is backed by Standard Chartered's banking presence in Indonesia for over 140 years and Astra's participation in the consumer finance sector over the past 20 years.

The Partners believe that Bank Permata presents an attractive opportunity to participate in the growth and development of the Indonesian financial sector, with a focus on the consumer and SME segments.

It is intended that Bank Permata will continue to operate as an independent entity and that the existing Bank Permata management will continue to develop Bank Permata broadly in line with their current strategy. Incremental growth will be achieved with the support of Astra and Standard Chartered.

Each Partner will bring complementary skills, supporting Bank Permata's management in continuing to develop its banking business and enhancing returns for shareholders. As a leading international bank, Standard Chartered will contribute its operations, risk management and consumer banking expertise. As Indonesia's leading motor vehicle manufacturer, distributor, retailer and finance provider, Astra will deliver access to its existing financial services distribution network and customer base, including the SME sector.

The sale of Bank Permata to the Partnership should be an attractive proposition for all stakeholders:

- The role established for Bank Permata by the Government of Indonesia and IBRA in the context of the continued financial sector development will continue to be pursued. Bank Permata will be developed as a 'Focused Bank' which will lead and develop the sector in the areas of consumer and SME banking; and
- The sale of a controlling stake in Bank Permata to a partnership including Standard Chartered delivers a financially sound and reputable shareholder that has a strong track record in market and credit risk management.

ASTRA international   Standard Chartered

Commenting on the Partners bid initiative from Astra's perspective, Gunawan Geni, Director, said today:

"Astra is focused on the Indonesian consumer and responding to his needs; this is why we set up a consumer finance business 20 years ago which annually writes over eleven trillion Rupiah (approximately US$1.2 billion) of new business. We are attracted to partnering with Standard Chartered in a strategic investment in Bank Permata. Bank Permata management has created a strong platform for consumer and SME business. Standard Chartered represents the highest standards of international banking with particular strength in applying banking skills to growth markets. If we are successful in the bidding process, we believe that the three management teams can develop an excellent platform to provide world-class banking services particularly to the Indonesian consumer and SME sector."

Commenting on the Partners bid initiative from Standard Chartered's perspective, Stewart Hall, Chief Executive Officer, Indonesia, said today:

"Standard Chartered has operated in Indonesia for over 140 years. We have been and remain very committed to Indonesia and its financial sector. Above all we very much believe in the potential of Indonesia and that the longer term outlook is positive. We view a strategic investment in Bank Permata through a partnership with Astra as an attractive opportunity to realise that potential and to grow our Indonesian business. All three institutions bring valuable and complementary contributions to the table which when combined should continue to build on the existing successful Bank Permata franchise."

The Partners have appointed N M Rothschild & Sons and UBS as their financial advisers. For further information please contact:

Astra:	Aminuddin Corporate Secretary and Chief of Communications Tel: +62 21 6530 4956 Email: aminuddin@ai.astra.co.id
Standard Chartered:	Regina Seow Senior Manager Corporate Affairs Tel: +65 6530 3488 Email: regina.seow@sg.standardchartered.com
N M Rothschild & Sons:	Mark Florance President Director Tel: +62 21 515 3588 Email: mark.florance@nmrothschild.co.id
UBS:	Rajiv Louis Director, Corporate Finance Tel: +6221 251 3101 Email: rajiv.louis@ubs.com

Notes to editors:

Astra was founded in 1957 as a trading company based in Jakarta, Indonesia, and was initially involved in agriculture. It has since expanded its businesses to be one of the largest diversified companies in Indonesia with six business divisions including automotive, retail financial services, agribusiness, heavy equipment, information technology and infrastructure. Astra became a publicly listed company on 4 April 1990 when it listed its shares on the Jakarta Stock Exchange and the Surabaya Stock Exchange. Astra's current market capitalisation is approximately US$2.6 billion and employs over 90,000 people throughout Indonesia.

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability. In Indonesia, Standard Chartered is one of the largest and oldest international banks. Established in 1863, Standard Chartered today has 12 branches and offices in 5 major cities with 1,000 staff serving over 100,000 customers across Indonesia.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

249

MASNET No. 9 OF 16.07.2004
Announcement No. 9

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of a Change in the Percentage Level of a Substantial Shareholder's Interest

PART I [Please complete this Part]

1. **Date of notice to issuer:** 15/07/2004

2. **Name of Substantial Shareholder:** Jardine Strategic Malaysian Investments Pte Limited

3. Please tick one or more appropriate box(es):

☐ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☒ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:**

2. **Name of Registered Holder:**

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. **Date of change of interest:** 15/07/2004

2. **The change in the percentage level:** From % to Please see Note below%

3. **Circumstance(s) giving rise to the interest or change in interest:** Others

Please specify details: Please see Note below

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

Please see Note below

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	10,739,705	9,266,914
As a percentage of issued share capital:	3.23	2.79
No. of shares held after the change:	20,006,619	0
As a percentage of issued share capital:	6.02	0

<u>Note</u>:
On 30 January 2004, Jardine Strategic Malaysian Investments Pte Limited ("JSMI") entered into an agreement (the "Agreement") for, inter alia, the purchase by JSMI of 9,266,914 ordinary shares of S$1.00 each ("JC&C Shares") in Jardine Cycle & Carriage Limited, subject to the fulfillment of certain terms and conditions of the Agreement.

Accordingly, JSMI was deemed to be interested in the 9,266,914 JC&C Shares referred to above by virtue of Section 7 of the Companies Act, Chapter 50 of Singapore.

The required terms and conditions of the Agreement have been fulfilled and 9,266,914 JC&C Shares were acquired by JSMI on 15 July 2004. Accordingly, JSMI's interest in the aforesaid shares have changed from deemed interest to direct beneficial interest but the total number of shares in JC&C in which JSMI is interested remains unchanged.

Submitted by Ho Yeng Tat, Group Company Secretary on 16/07/2004 to the SGX